FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.    ☒    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2003 Roadshow Presentation

Australia and New Zealand Banking Group Limited

November 2003

Agenda

1.	ANZ 2003 Result Review

2.	NBNZ Acquisition

3.	Strategy

4.	Outlook

Important Notice:

“This presentation is directed only at persons who are persons falling within Section 274, or are sophisticated investors falling within Section 275, of the Securities and Futures Act of Singapore.  This presentation must not be acted on or relied on my persons who are not such persons.  Any investment or investment activity to which this communication relates is available only to such relevant persons and will be engaged in only with such relevant persons.”

2

Another Solid Result for ANZ, up 8.3%

		v Sep 02

• EPS	148.3 cents	0.7%
• NPAT	$2,348m	1.1%

Before Significant Items

• NPAT	$2,348m	8.3%
• EPS	148.3 cents	8.2%
• EPS (Excluding goodwill)	152.4 cents	9.2%

• Dividend	95 cents	11.8%
• Net Specific Provisions	$527m	(27.6)%

3

Full year result driven by asset and deposit growth

Full year NPAT growth increased 8.3% with growth in net income, tight expense control, and improving credit quality being the highlights.

Net interest income

•                  strong lending growth resulted in a $454m increase in net interest income, offset by a 10 bp margin decline, which reduced net interest income by $161m.

Other income

•                  flat as a result of an under accrual of loyalty points on co-branded credit cards in prior years, higher cost of loyalty points, and sale of ANZ FM.

Expenses

•                  were once again tightly controlled across the group, increasing 2%.  Cost savings generated throughout the period were offset by a volume driven increase.

Provisioning

•                  asset quality improved with the ELP rate down offsetting volume growth, primarily in mortgages.

Tax

•                  reduction in tax rate by 0.4% due to a higher proportion of equity accounted income.

* Sep-02 excludes significant items

4

A specialised portfolio - efficient allocation of resources to deliver results

A specialised portfolio allows us to efficiently allocate resources to those businesses experiencing, or with the potential for growth and to reduce resources away from those businesses with lower growth prospects and/or higher risk profiles.

	Sep 03	Sep 02	Change
Institutional Financial Services	772	715	8%

Personal Banking & Wealth	422	403	5%

Mortgages	270	247	9%

Corporate	270	242	12%

Consumer Finance	144	150	-4%

New Zealand Banking	141	131	8%

Asia Pacific	131	98	34%

Asset Finance	127	103	23%

Treasury	95	125	-24%

5

Specific provisions down 28% on 2002 – no large single provisions

•                  No major individual specific provisions during the year

•                  Australian net specific provisions of $324m in 2003 included $33m further provision on Pasminco FX contracts, $20m for aircraft leases in Esanda, and $40m for a single corporate loss in the second half.

•                  *Settlement of Grindlays credit warranties, finalising ANZ’s commitment to meet Grindlays credit losses.

6

Non-accrual loans continue to fall

7

Capital targets reduced, reflecting lower risk

•                  Net impact of FX rate movements on ACE capital was approximately -$235 million.

•                  FX impact on RWA was approx -$3.2 bn down due to FX rate movements, again principally the US$ depreciation (US$ accounted for -$3.3 bn of the movement).

•                  Net impact on ACE ratio due to FX movement was +2bpts.

•                  Our target ACE capital range has been lowered to 4.75% to 5.25% to recognise:

•                  Continued reduction in risk as evidenced by growth in the proportion of residential mortgage lending and reduction in offshore lending

•                  Acquisition of NBNZ which further diversifies our income and has a lower risk lending book

8

NBNZ Acquisition

9

NBNZ acquisition creates the leading bank in New Zealand

Purchase price equivalent to A$4.915 billion (at exchange rates on 23 October 2003)

ANZ and NBNZ, when combined, will create:

•                  The leading bank in New Zealand

•                  One of New Zealand’s top three companies

•                  Market leadership in all major market segments

A very different acquisition:

•                  Based on customers and growth - leveraging the best of both banks

•                  NBNZ CEO Sir John Anderson invited to head the combined company

•                  The ANZ and NBNZ brands and branch networks to be maintained

•                  No change intended in the total number of branches

•     Built on the foundation of the oldest bank and company in New Zealand

Head office in Wellington with major office presence in Auckland and other cities ANZ may consider a partial minority listing on the NZ Stock Exchange post integration

10

NBNZ acquisition is transforming for ANZ

Acquisition an important step in a broader strategy.  ANZ is now:

•                  The leading bank in New Zealand

•                  The leading bank in the South Pacific

•                  The leading Australian bank in Asia

•                  Leading positions in Australia:

• Institutional

• Corporate

• Cards

• Esanda

•                  With renewed focus on traditional areas of potential:

• Small to medium business

• Mortgages

• Personal Banking

• Wealth management

11

Key financial highlights

Purchase price equivalent to A$4.915 billion (at exchange rates on 23 October 2003)

Excludes a NZ$575 million dividend to be paid to Lloyds TSB prior to completion from NBNZ’s retained earnings

Total funding by means of:

•                  2 for 11 renounceable rights issue at A$13 per share raising A$3.570 billion

•                  A$1.370 billion of various debt/hybrid funding

Purchase price equates to 11.2x NBNZ adjusted cash earnings for the year to June 2003

ANZ’s current 2003 price/cash earnings multiple around 12x

ANZ’s strong capital and AA-/Aa3 credit rating preserved

NBNZ’s credit rating should be brought up to ANZ’s rating upon completion of acquisition

12

Estimated operating cost synergies and integration costs

Operating Cost Synergies

Estimated at ~A$110m pa (before tax)
within 3 years

•                  Expected cost synergies represent around 20% of NBNZ’s cost base

•  Cost synergies to be fully phased in by end 2006

•                  Key areas of cost synergies:

•  Technology

•  Back office functions

•  Head office integration

•                  Synergies reflect no net branch closures in New Zealand

•                  Minimal impact in 2004

Integration Costs

Estimated at ~A$230m (before tax)
over 3 years

•                  Key integration cost components:

•  Core and subsidiary IT systems integration

•  Non-branch premises integration

•                  NBNZ senior management team has a strong track record in managing banking integrations

13

Managing key integration risks

Consideration	Mitigant

Minimise Impact on Customers	• Maintain both brands and both branch networks
• New Zealand centric retail business model leveraging NBNZ “client-facing” systems for retail, rural and SME
• Manageable concentration issues in corporate and institutional

People	• Retain the best people from both organisations
• Maintain headcount in “client-facing” roles

Technology	• A common core technology platform
• Two year integration period for core systems conversion
• Leverage expertise in IT integration

14

NBNZ Group strong track record

Source: NBNZ Group Financial Reports

15

NBNZ purchased at attractive multiple

* - Average of 10 past Australian and New Zealand transactions

# - Price used in calculating LTM cash earnings multiples and NTA multiples for the major Australian banks and the

16

Funding the NBNZ acquisition

Target ACE/RWAs ratio range lowered to 4.75-5.25%

The transaction is to be funded via the following sources:

•                  Net proceeds of A$3.570 billion from a 2 for 11 deeply discounted rights issue at $13

•                  A$1.370 billion in Hybrid, subordinated and wholesale funding

The size of the equity raising is a function of the goodwill arising on acquisition*

Upon completion:

•                  ACE ratio of approximately 5.0%

•                  Tier 1 ratio of approximately 6.7%

•                  Total capital ratio of approximately 10.2%

Source of Funds

A$m

Rights issue net proceeds	3,570
Debt/Hybrid	1,370
Total	4,940

Use of Funds

A$m

Proceeds to Lloyds TSB	4,915
Transaction costs	25
Total	4,940

Goodwill on Acquisition

	A$m

Purchase consideration	4,915
LESS NTA on acquisition	(1,657)
Goodwill on acquisition	3,258	*

* - Goodwill will be amortised in line with Australian Accounting Standards based on 30 June 2003 pro-forma financial statements and will be finalised based on 30 November 2003 net assets

17

Strategy

18

ANZ has positioned itself to meet market challenges

ANZ has developed a strong, balanced platform for sound organic growth which positions us well to meet market challenges.

Our model of a portfolio of specialist businesses is distinctively different from our competitors.  Its insight is that speed, focus and flexibility will out-compete scale and size advantage.

Our first mover advantage in ongoing cultural transformation is fundamental to our strategy given that:

•                  a well led and inspired team makes ANZ an employer of choice.

•                  the largest service improvements will arise from front line expertise and attitude.

•                  in order to derive maximum benefit from our portfolio model a culture that promotes accountability, autonomy and a breakout mentality is essential

The stability and competence of ANZ’s management is critical in continuing to deliver value to stakeholders.

ANZ prides itself as being one of the top five most efficient banks in the world.

By reducing our exposure to higher risk asset classes and non core markets we are positioning ANZ for solid growth in asset classes and markets that we know and understand; a cornerstone of our future strategy.

19

Monolines win, but returns more volatile – diversification reduces risk

Independent analysis* has found that monoline specialists create greater returns than generalists.

ANZ’s response has been to create a portfolio of specialist businesses.  Whilst the returns from individual business units within the portfolio have exhibited the volatility typical of monoline specialists, volatility is reduced for the portfolio as a whole.

A portfolio of specialist businesses reduces volatility and brings:

•                  Responsiveness – we believe that speed, flexibility and expert knowledge will prevail over large scale generalists

•                  An Entrepreneurial approach, which encourages innovation yet brings with it accountability and ownership from business management.

The portfolio model is strengthened by ensuring that governance, risk management and group oversight are centrally controlled.

*Source – Boston Consulting Group

20

We have rebalanced the bank’s lending portfolio

ANZ has refocused the loan book towards lower risk retail lines of business through:

1.     Corporate to retail lines of businesses

•                  In 2003, Gross Lending Assets are split approx. 66/34% across retail and corporate lines of business (compared with an approx. 43/57% split in 1996)

•                  ANZ’s retail lending franchise has been underpinned by robust residential mortgage growth

•                  Sustained market share gains in the SME segment and a leadership position in asset finance have also contributed to the re-weighting of the loan portfolio towards retail lines of business

2.     Non-core to core markets

•                  Further, ANZ has re-orientated its loan book towards domestic lending opportunities and to improving the quality of its international diversification

•                  International exposure, outside our core domestic markets of Australia and NZ, within the loan book has been reduced from approx. 15% of Gross Lending Assets in 1996 to approx. 6% in 2003.

21

Clear international strategy

ANZ’s international focus is twofold and remains clear

1.     US and Europe – REDUCE

Involving:

•                  Focusing on core products and relationships

•                  Reallocating capital to fund growth options

•                  Returning excess capital, primarily to domestic markets

2.     East Asia/Pacific – GROW LONG TERM

Involving seeking reward whilst carefully managing the risk through:

•                  Individual investments that are modest in value and low risk

•                  Adopting a portfolio approach

•                  Ensuring the potential for significant long term upside

•                  Investments must leverage ANZ’s skills and capabilities

whilst avoiding investments that are:

•                  Corporate focused

•                  Require large capital investment

•                  Only require ANZ’s financial resources rather than management skills

•                  Unduly distracting for group management

22

Outlook

•                  We expect ANZ will continue to perform well in a tougher industry environment in 2004

•                  Expected NPAT growth in 2004 for existing businesses on a stand alone, individual basis:

•                  Growth in net profit after tax for ANZ and NBNZ on an individual/stand alone basis expected to be moderately lower than ANZ’s growth in 2003 (excluding significant transactions) based on current economic conditions. The growth rate in 2003, excluding significant transactions, was 8.3%.

•                  Expected integration costs, cost synergies, and revenue attrition associated with the NBNZ acquisition in the 10 months to 30 September 2004:

•                  Slightly less than half of estimated $230m integration costs expected to be incurred in 2004

•                  Only a small amount of the estimated cost synergies expected to be realised in 2004

•                  Revenue losses expected to exceed cost synergies in 2004

•                  Adjustment to EPS from bonus element of rights issue of approximately 4%:

•                  2003 restated EPS will be 142.1c (Basic), and 146.1c (adjusted for goodwill amortisation)

•                  After adjusting for the bonus element of the rights issue, we expect modest growth in EPS in 2004 (excluding goodwill amortisation and significant transactions but including integration costs).

•                  After including the amortisation of goodwill on acquisition of NBNZ, we expect similar EPS in 2004 compared to 2003 adjusted for the bonus element of the rights issue.

•                  ANZ expects to maintain a dividend of at least 95 cents per share in 2004, fully franked

23

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Simon Fraser
Head of Investor Relations

ph: (613) 9273 4185  fax: (613) 9273 4091  e-mail: simon.fraser@anz.com

24

Copy of presentation
available on

www.anz.com

25

Media Release
Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 6 November 2003

ANZ to buy-back TrUEPrS preference shares

As part of its ongoing capital management strategy, Australia and New Zealand Banking Group Limited (ANZ) has called for the buy-back of the ANZ Preference Shares issued as part of the trust units exchangeable for preference shares (TrUEPrS) Series 1 (September 1998 – CUSIP No. 001823202) and Series 2 (November 1998 – CUSIP No. 0018241010). The buy-back is for the entire issue of both series.

The buy-back date will be effective on 12 December 2003.  This buy-back will also result in ANZ redeeming the TrUEPrS on the same date.

The redemption price will be US$25.00 plus an amount equal to the accrued but unpaid interest on each US$25.00 principal amount of the debt securities from and including the Interest Payment Date immediately preceding the Exchange Date to but excluding the Exchange Date.

Notices will be sent to the holders of the TrUEPrS and payment of the redemption price will be made to the holders through The Bank of New York, 21W, 101 Barclay Street, New York, NY 10286, United States of America.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Group Media Relations	Senior Manager Investor Relations
Tel: +61-409-655 550	Tel: +61-417-379 170
email: paul.edwards@anz.com	email: higgins@anz.com

2003 Roadshow Presentation

Australia and New Zealand Banking Group Limited

November 2003

1.	ANZ 2003 Result overview

2.	NBNZ Acquisition

3.	Strategy

4.	Results Review

5.	Portfolio Performance

6.	Credit Quality

7.	Economic Forecasts

Important Notice: USA

Nothing in this document constitutes an offer of shares.

A Prospectus in respect of the entitlements offer dated 24 October 2003 was lodged with the Australian Securities & Investments Commission on that date.

Offers of shares will only be made in a copy of the Prospectus which is available to residents of Australia and New Zealand only.

The offering of shares made in the prospectus has not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and is not being made in the United States or to persons resident in the United States.

SECTION 1

Another Solid Result for ANZ, up 8.3%

		v Sep 02

• EPS	148.3 cents	0.7%
• NPAT	$2,348m	1.1%

Before Significant Items
• NPAT	$2,348m	8.3%
• EPS	148.3 cents	8.2%
• EPS (Excluding goodwill)	152.4 cents	9.2%

• Dividend	95 cents	11.8%
• Net Specific Provisions	$527m	(27.6)%

SECTION 2

NBNZ Acquisition

NBNZ acquisition creates the leading bank in New Zealand

Purchase price equivalent to A$4.915 billion (at exchange rates on 23 October 2003) ANZ and NBNZ, when combined, will create:

•                  The leading bank in New Zealand

•                  One of New Zealand’s top three companies

•                  Market leadership in all major market segments

A very different acquisition:

•                  Based on customers and growth - leveraging the best of both banks

•                  NBNZ CEO Sir John Anderson invited to head the combined company

•                  The ANZ and NBNZ brands and branch networks to be maintained

•                  No change intended in the total number of branches

•                  Built on the foundation of the oldest bank and company in New Zealand

Head office in Wellington with major office presence in Auckland and other cities ANZ may consider a partial minority listing on the NZ Stock Exchange post integration

NBNZ acquisition is transforming for ANZ

Acquisition an important step in a broader strategy.  ANZ is now:

•                  The leading bank in New Zealand

•                  The leading bank in the South Pacific

•                  The leading Australian bank in Asia

•                  Leading positions in Australia:

• Institutional

• Corporate

• Cards

• Esanda

•                  With renewed focus on traditional areas of potential:

• Small to medium business

• Mortgages

• Personal Banking

• Wealth management

Key financial highlights

Purchase price equivalent to A$4.915 billion (at exchange rates on 23 October 2003)

Excludes a NZ$575 million dividend to be paid to Lloyds TSB prior to completion from NBNZ’s retained earnings

Total funding by means of:

•                  2 for 11 renounceable rights issue at A$13 per share raising A$3.570 billion

•                  A$1.370 billion of various debt/hybrid funding

Purchase price equates to 11.2x NBNZ adjusted cash earnings for the year to June 2003

ANZ’s current 2003 price/cash earnings multiple around 12x

ANZ’s strong capital and AA-/Aa3 credit rating preserved

NBNZ’s credit rating should be brought up to ANZ’s rating upon completion of acquisition

Estimated operating cost synergies and integration costs

Operating Cost Synergies

Estimated at ~A$110m pa (before tax)
within 3 years

•                  Expected cost synergies represent around 20% of NBNZ’s cost base

•                  Cost synergies to be fully phased in by end 2006

•                  Key areas of cost synergies:

•                  Technology

•                  Back office functions

•                  Head office integration

•              Synergies reflect no net branch closures in New Zealand

•              Minimal impact in 2004

Integration Costs

Estimated at ~A$230m (before tax)
over 3 years

•              Key integration cost components:

•              Core and subsidiary IT systems integration

•              Non-branch premises integration

•              NBNZ senior management team has a strong track record in managing banking integrations

Managing key integration risks

Consideration	Mitigant

Minimise Impact on Customers

•             Maintain both brands and both branch networks

•             New Zealand centric retail business model leveraging NBNZ “client-facing” systems for retail, rural and SME

•             Manageable concentration issues in corporate and institutional

People	• Retain the best people from both organisations • Maintain headcount in “client-facing” roles

Technology	• Two year integration period for core systems conversion to a common core technology platform • Leverage expertise in IT integration

NBNZ Group strong track record

Source: NBNZ Group Financial Reports

NBNZ purchased at attractive multiple

* - Average of 10 past Australian and New Zealand transactions

# - Price used in calculating LTM cash earnings multiples and NTA multiples for the major Australian banks and the 11 Australian regional banks are 30-day volume weighted average prices as at 23 October 2003

Funding the NBNZ acquisition

Target ACE/RWAs ratio range lowered to 4.75-5.25%

The transaction is to be funded via the following sources:

•                  Net proceeds of A$3.570 billion from a 2 for 11 deeply discounted rights issue at $13

•                  A$1.370 billion in Hybrid, subordinated and wholesale funding

The size of the equity raising is a function of the goodwill arising on acquisition*

Upon completion:

•                  ACE ratio of approximately 5.0%

•                  Tier 1 ratio of approximately 6.7%

•                  Total capital ratio of approximately 10.2%

Source of Funds

A$m

Rights issue net proceeds	3,570
Debt/Hybrid	1,370
Total	4,940

Use of Funds

A$m

Proceeds to Lloyds TSB	4,915
Transaction costs	25
Total	4,940

Goodwill on Acquisition

A$m

Purchase consideration	4,915
LESS NTA on acquisition	(1,657)
Goodwill on acquisition	3,258

* - Goodwill will be amortised in line with Australian Accounting Standards based on 30 June 2003 pro-forma financial statements and will be finalised based on 30 November 2003 net assets

SECTION 3

Strategy

Australian banks: A decade of efficiency gains and credit expansion

•                  The Australian banking sector has enjoyed a decade of efficiency gains which has seen material reductions in Cost to Income ratios.

•                  ANZ has outstripped its competitors and has achieved world class efficiency.

•                  A study of the world’s top 100 banks by Boston Consulting Group earlier this year found that ANZ was in the top five banks in the world in terms of efficiency, total shareholder return and risk-adjusted relative shareholder return over the previous five years.

•                  Solid credit growth during the past decade has also contributed to the out performance of Australian banks.

•                  A significant driver of recent credit growth has been the consumer sector, in particular via home lending.

•                  Our forecast is for a weakening in housing growth, which in part is forecast to be offset by increasing demand for business credit.  Overall system credit growth is forecast to weaken but to remain at positive levels.

Sources:  #RBA, *Economics@ANZ, ^Citigroup Analyst Forecasts, CBA 2003 Results

Banking industry profit growth will be more challenging

Future growth within the financial services sector will be more challenging than in the last five years, largely due to the following:

•                  There is greater penetration of the industry by non bank institutions and third party distributors.

•                  The early win productivity gains of the last five years are largely over with the focus now turning to end to end process improvement from which the benefits emerge over a longer term.

•                  Given the prospect of a slowing housing market, future banking industry growth will rely more on other asset classes.

•                  Other market factors which are likely to affect near term growth potential for the industry include:

•                  The recent interest rate environment has been a challenging one for the banking industry.  In the current period low interest rates have adversely impacted the expected return on free funds invested by Treasury.  Movements in interest rates in future periods will impact both the return on free funds, and the level of lending and deposit activity in both the retail and corporate markets.

•                  The stronger AUD will adversely affect USD denominated offshore earnings and domestic trade income.

•                  Reserve Bank imposed credit card interchange fee reductions have forced financial institutions to reassess their strategy in this market following the loss of a substantial revenue stream.  Through the creation of strategic alliances we believe that the impact on growth of these changes has been marginalised.

Given the above challenges and the prevailing market conditions ANZ’s focus for growth going forward will be primarily organic, complemented by the possibility of strategic moves in core markets should opportunities arise.

*Source - RBA, Economics @ANZ

ANZ has positioned itself to meet market challenges

ANZ has developed a strong, balanced platform for sound organic growth which positions us well to meet market challenges.

Our model of a portfolio of specialist businesses is distinctively different from our competitors.  Its insight is that speed, focus and flexibility will out-compete scale and size advantage.

Our first mover advantage in ongoing cultural transformation is fundamental to our strategy given that:

•                  a well led and inspired team makes ANZ an employer of choice.

•                  the largest service improvements will arise from front line expertise and attitude.

•                  in order to derive maximum benefit from our portfolio model a culture that promotes accountability, autonomy and a breakout mentality is essential

The stability and competence of ANZ’s management is critical in continuing to deliver value to stakeholders.

ANZ prides itself as being one of the top five most efficient banks in the world.

By reducing our exposure to higher risk asset classes and non core markets we are positioning ANZ for solid growth in asset classes and markets that we know and understand; a cornerstone of our future strategy.

Monolines win, but returns more volatile –diversification reduces risk

Independent analysis* has found that monoline specialists create greater returns than generalists.

ANZ’s response has been to create a portfolio of specialist businesses.  Whilst the returns from individual business units within the portfolio have exhibited the volatility typical of monoline specialists, volatility is reduced for the portfolio as a whole.

A portfolio of specialist businesses reduces volatility and brings:

•                  Responsiveness – we believe that speed, flexibility and expert knowledge will prevail over large scale generalists

•                  An Entrepreneurial approach, which encourages innovation yet brings with it accountability and ownership from business management.

The portfolio model is strengthened by ensuring that governance, risk management and group oversight are centrally controlled.

*Source – Boston Consulting Group

We have rebalanced the bank’s lending portfolio

ANZ has refocused the loan book towards lower risk retail lines of business through:

1.              Corporate to retail lines of businesses

•                  In 2003, Gross Lending Assets are split approx. 66/34% across retail and corporate lines of business (compared with an approx. 43/57% split in 1996)

•                  ANZ’s retail lending franchise has been underpinned by robust residential mortgage growth

•                  Sustained market share gains in the SME segment and a leadership position in asset finance have also contributed to the re-weighting of the loan portfolio towards retail lines of business

2.              Non-core to core markets

•                  Further, ANZ has re-orientated its loan book towards domestic lending opportunities and to improving the quality of its international diversification

•                  International exposure, outside our core domestic markets of Australia and NZ, within the loan book has been reduced from approx. 15% of Gross Lending Assets in 1996 to approx. 6% in 2003.

This provides us with a well balanced portfolio for organic growth

Notwithstanding our relative re-weighting of the asset portfolio towards Retail lines of business and the lowering of the risk profile within the corporate portfolio, ANZ has retained its strong tradition in corporate banking.  40% of the Group’s profits are still derived from these sectors which positions us relatively favourably as system growth returns to a more traditional balance.

The Retail business is characterised by:

•                  Strong niche leadership - ANZ enjoys market leading niche positions in both Credit Cards and Auto and Equipment Finance

•                  Punching above weight - Restoring Customer Faith program is starting to show positive results, particularly in Rural Banking.  Mortgages is improving sales through its branch network, whilst at the same time it is outperforming in third party originated growth.

•                  Foundation laid for improved performance -significant investment is being made in NZ and Personal Banking to deliver growth in future years.  There are early signs of progress emerging.

The Corporate segment is characterised by:

•                  Strong tradition in Institutional and Corporate Banking which places ANZ well for expected pick up in business credit growth.

•                  Institutional and Corporate customers continue to provide significant cross selling opportunities

•                  Focus creates a key growth opportunity -SME Banking is already experiencing solid market share growth leading to strong profit growth.

*Business segment profit, #Lending assets

Clear international strategy

ANZ’s international focus is twofold and remains clear

1.              US and Europe – REDUCE

Involving:

•                  Focusing on core products and relationships

•                  Reallocating capital to fund growth options

•                  Returning excess capital, primarily to domestic markets

2.              East Asia/Pacific – GROW LONG TERM

Involving seeking reward whilst carefully managing the risk through:

•                  Individual investments that are modest in value and low risk

•                  Adopting a portfolio approach

•                  Ensuring the potential for significant long term upside

•                  Investments must leverage ANZ’s skills and capabilities

whilst avoiding investments that are:

•                  Corporate focused

•                  Require large capital investment

•                  Only require ANZ’s financial resources rather than management skills

•                  Unduly distracting for group management

ANZ’s forward looking agenda

To become Australia and New Zealand’s most respected company

SECTION 4

Results Review

Full year result driven by asset and deposit growth

Full year NPAT growth increased 8.3% with growth in net income, tight expense control, and improving credit quality being the highlights.

Net interest income

•                  strong lending growth resulted in a $454m increase in net interest income, offset by a 10 bp margin decline, which reduced net interest income by $161m.

Other income

•                  flat as a result of an under accrual of loyalty points on co-branded credit cards in prior years, higher cost of loyalty points, and sale of ANZ FM.

Expenses

•                  were once again tightly controlled across the group, increasing 2%.  Cost savings generated throughout the period were offset by a volume driven increase.

Provisioning

•                  asset quality improved with the ELP rate down offsetting volume growth, primarily in mortgages.

Tax

•                  reduction in tax rate by 0.4% due to a higher proportion of equity accounted income.

* Sep-02 excludes significant items

Higher interest income, driven by strong mortgage and deposit growth

•                  Average net lending assets grew by $13.6b (10.0%) in 2003, with growth of $10.8b (18%) in Mortgages, $1.6b in Corporate and $0.8b in Asset Finance.

•                  Average deposits and other borrowings grew $13.5b, principally in Personal Banking Australia ($4.2b), Treasury ($3.2b), IFS ($2.7b) and Corporate ($1.6b). The deposit growth was encouraged by uncertainty in global equity markets.

•                  End of period net lending asset volumes reduced 23% in overseas markets as a result of the strategy to reduce higher risk exposures in the UK and US and the exchange rate impact of a strengthening Australian dollar.

*Business Lending includes Corporate & Small Business, and Institutional Segments. Deposits includes Esanda retail debentures

Margins down, primarily due to yield curve and mix effect

Net interest margin contracted by 10bp yoy:

•                  Net interest income in Treasury fell by $45 million as a result of run off of the existing portfolio and flat yield curves. This represented 3bp.

•                  The interest benefit from low interest savings accounts and non-interest bearing balances reduced as the rate at which they were invested reduced, representing 3bp.

•                  The funding cost associated with unrealised trading gains resulting from the appreciating AUD represented 3bp, although this was offset in trading income

•                  Funding and changed asset mix contributed 5bp

Treasury – adversely impacted by a tough interest rate environment

•                  Over the last three halves Group Treasury’s earnings have been in decline, with further decreases expected in 2004.

•                  Group Treasury mismatch income is a function of the steepness of the yield curve (ie. rolling avg 3yr assets funded at rolling 90 days), which has been declining.

•                  The current interest rate environment is not one for building risk.

•                  The benign global interest rate environment, with term rates falling to historical lows and flattening yield curves, has limited investment opportunities.

•                  As such net ageing has occurred within the mismatch portfolio over recent periods.

•                  The Australian & New Zealand mismatch portfolios remain well placed to benefit from a tightening interest rate cycle.

Non interest income impacted by Cards under-accrual and loyalty costs, underlying growth strong

•                  Lending fees increased $57 million due to strong volume growth in Corporate, Asset Finance and Institutional Banking in Australasia

•                  Non lending fees reduced by $81 million principally from a $38 million under accrual of loyalty points on co-branded credit cards in prior years, higher cost of loyalty points and reduced fee revenue from US and UK structured finance operations.

•                  Structured Finance International income reduced as a result of the re-weighting of the Group’s portfolio in both risk and geographic terms, foreign exchange rate movements and subdued market conditions.

•                  Trading securities income growth included $45m from cash flow mismatches on swaps which had an opposite impact on net interest income

* Sep-02 excludes significant items

# excludes volume impact and benefits from repricing

^ refer also Margin Drivers (p8)

Expense growth well controlled

Expense growth was relatively flat, with discretionary cost growth minimised due to lower revenue growth.

•                  Personnel costs up 2%, reflecting growth in staff numbers of 3% (increase occurred largely towards the end of the period).

•                  Overall FX impact on expenses immaterial at $1m, with fall in USD denominated expenses netting off against a rise in NZD denominated expenses.

•                  Higher software amortisation charges are coming through as further projects reach implementation stage.

•                  Cost management will continue to be a core discipline at ANZ. We will seek to maintain cost growth below income growth and increase re-investment in the business

Doubtful Debts Provision reflects improved underlying portfolio

•                  “Standard” ELP (as a % of NLAs) has decreased significantly from 46 bps to 32 bps across the period 1998 through 2003. This is consistent with mortgage growth in key lending markets of Australia and NZ and reduced Group risk profile

•                  ANZ has adopted a conservative view on the level of offshore expected default frequencies post Sep 2001 by recognising an approximately 7bp average incremental ELP adjustment charge

•                  ELP adjustment expected to be progressively wound back over the next two years, predicated on continued risk reduction and stabilisation in the offshore book.

Cumulative ELP balance is well above the specific provision balance

•                  The cumulative ELP balance continues to comfortably exceed the specific provision balance.

•                  In 2003 an additional $100 million was provided in ELP as precaution against continued above expected levels of default on the offshore lending portfolio.

•                  The reduced 2003 specific provisioning charge reflected a 56% decrease in overseas market charges.  This is reflective of the de-risking strategy in the Institutional Financial Services segment, resulting in the winding down of offshore exposures.

Healthy dividend growth

•                  The full year dividend of 95 cents per ordinary share represents a 12% increase on 2002.

•                  The final dividend is 100% franked.

•                  For year ending 30 Sep 2004, the directors expect to at least maintain a fully franked dividend per share at the same level as for the year ended 30 Sep 2003 on the expanded issued capital.

Capital targets reduced, reflecting lower risk

•                  Net impact of FX rate movements on ACE capital was approximately -$235 million.

•                  FX impact on RWA was approx -$3.2bn down due to FX rate movements, again principally the US$ depreciation (US$ accounted for -$3.3bn of the movement).

•                  Net impact on ACE ratio due to FX movement was +2bpts.

•                  Our target ACE capital range has been lowered to 4.75% to 5.25% to recognise:

•                  Continued reduction in risk as evidenced by growth in the proportion of residential mortgage lending and reduction in offshore lending

•                  Acquisition of NBNZ which further diversifies our income and has a lower risk lending book

Restructuring our hybrid funding will impact the relationship between PAT & EPS in 2004

Background

	TrUEPrS	StEPS

Issued	Sept/Nov 1998	27 Sep 2003
Amount	USD 0.775 bn	AUD 1bn
Cost of Dividend	8% Fixed	BBSW Floating
To be called	1H 2004	—

Profit & Loss

Income	Fixed to Floating Swap	nil

Tax	Tax on Swap Deduction for dividend	Deduction for dividend

NPAT

EPS

Preference Dividend	8% Fixed	BBSW + Margin

Net Cost	Floating rate + margin	BBSW + margin

A swap effectively converts TrUEPrS 8% fixed cost to floating plus a margin

Approximate 2004 impact (indicative)*

NPAT	-40
Dividend	-44
“EPS” contribution	+4

Significant transactions in 2004 (indicative)

Close out of swap	+78
Other	+ 4
NPAT	+82
Final “cash” dividend(1)	-31
+51

(1) - includes impact of delaying TrUEPrS for NBNZ acquisition

*  Refer following page for further details

Illustrative Impact of TrUEPrS redemption and replacement on 2004

	$m TrUEPrS 2003	$m StEPS 2004	$m Change	$m Redemption of TrUEPrS Significant transactions
NPAT components

Interest on re-investment (net of tax)	11	33		1
Interest rate swap (net of tax)	49			78
Tax credit on dividend	31	18		3
	91	51	-40	82

Dividend	-102	-58	44	-31

Contribution to EPS	-11	-7	4	51

Subject to final timing of redemption of TrUEPrS and interest rates

Outlook

•              We expect ANZ will continue to perform well in a tougher industry environment in 2004

•              Expected NPAT growth in 2004 for existing businesses on a stand alone, individual basis:

•              Growth in net profit after tax for ANZ and NBNZ on an individual/stand alone basis expected to be moderately lower than ANZ’s growth in 2003 (excluding significant transactions) based on current economic conditions. The growth rate in 2003, excluding significant transactions, was 8.3%.

•              Expected integration costs, cost synergies, and revenue attrition associated with the NBNZ acquisition in the 10 months to 30 September 2004:

•              Slightly less than half of estimated $230m integration costs expected to be incurred in 2004

•              Only a small amount of the estimated cost synergies expected to be realised in 2004

•              Revenue losses expected to exceed cost synergies in 2004

•              Adjustment to EPS from bonus element of rights issue of approximately 4%:

•              2003 restated EPS will be 142.1c (Basic), and 146.1c (adjusted for goodwill amortisation)

•              After adjusting for the bonus element of the rights issue, we expect modest growth in EPS in 2004 (excluding goodwill amortisation and significant transactions but including integration costs).

•              After including the amortisation of goodwill on acquisition of NBNZ, we expect similar EPS in 2004 compared to 2003 adjusted for the bonus element of the rights issue.

•              ANZ expects to maintain a dividend of at least 95 cents per share in 2004, fully franked

SECTION 5

Portfolio Performance

A specialised portfolio - efficient allocation of resources to deliver results

A specialised portfolio allows us to efficiently allocate resources to those businesses experiencing, or with the potential for growth and to reduce resources away from those businesses with lower growth prospects and/or higher risk profiles.

	Sep 03	Sep 02	Change
Institutional Financial Services	772	715	8%

Personal Banking & Wealth	422	403	5%

Mortgages	270	247	9%

Corporate	270	242	12%

Consumer Finance	144	150	-4%

New Zealand Banking	141	131	8%

Asia Pacific	131	98	34%

Asset Finance	127	103	23%

Treasury	95	125	-24%

IFS – a strong domestic franchise, continued risk reduction offshore

•                  ANZ has a strong tradition and leading position in the domestic institutional banking market.

•                  Our core domestic Institutional Banking business once again performed well in 2003, as we pursued our strategy to reduce non strategic exposures in the US and European markets, whilst placing emphasis on domestic activities.

•                  Our Capital Markets business also produced a robust result, with increased client penetration and higher trading volumes notwithstanding an environment of low interest rate volatility and consequently reduced client hedging activity.

•                  Transaction Services produced a respectable result in a difficult external environment as a result of SARS and Australia’s extended drought.

•                  Foreign Exchange earnings were flat for the year as a whole, with range bound currencies and a difficult international environment contributing to slow market conditions.

•                  Corporate Financing and Advisory services were flat in a slow external environment with limited transaction flow in the corporate advisory and project finance markets.  This downturn was offset by a more robust performance in areas including private equity, infrastructure fund management and structured asset financing.

•                  Structured Finance International produced lower profits as a result of our re-weighting of the portfolio in both risk and geographic terms, and due to subdued market conditions.

*Source – Greenwich and Associates

We continue to strengthen our position in the Corporate and SME markets

•                  High levels of customer satisfaction and continued focus on our service proposition enabled Corporate Banking to deliver a 6% increase in NPAT in the half to September.

•                  A solutions based proposition led by our Wall St to Main St strategy has ensured that we have maintained our market leadership.

•                  Initiatives to free up front line time to focus more on customers and synergies from working with SME have enabled the business to grow the customer base and increase cross selling opportunities.

•                  Corporate Banking continues to deliver significant profit opportunities to other businesses within the bank with total customer profit increasing by 26% in the year.

•                  SME Banking is benefiting from significant investment in the business in recent periods.  Our continued double digit NPAT growth (2003: 16%), and strong growth in both lending and deposits are largely attributable to:

•                  An enhanced customer proposition

•                  Increased staff and customer satisfaction

•                  Selective increases in front line staff where growth opportunities are evident

•                  The continuing benefits of our business specialisation strategy and controlled use of the third party origination market

•                  Up-skilling our staff and business management

•                  Our underweight market position coupled with a strong execution of the growth agenda and specialised business focus

* Score out of 10: Source - Roberts Research 1996-2003

Market leader: Asset Finance continues to prosper growing 23% in 2003

Asset Finance has continued its momentum, with NPAT growth of 23% in 2003.  This strong performance is largely attributable to three key factors:

•                  Cultural transformation and a continued commitment to increasing staff satisfaction, which has lead to an improvement in partner satisfaction (79%) and customer satisfaction (80%).

•                  Process re-design leading to improved efficiency within the group.  The cost to income ratio has fallen from 43.5% to 42% since March 2002, and average processing cost per contract has fallen 25%.

•                  Motor vehicle sales are at a 5 year high creating a favorable environment for new business writings. Likewise SMB financing (mostly equipment) has been growing strongly as businesses re-equip providing excellent support for extending our market leading position.

Asset Finance’s strong market position is emphasised by its growth in motor vehicle and equipment finance of 18% and 26% respectively against estimated system growth of 10% and 15%-20% respectively for the 2003 year.

Consumer Finance: profitable market leadership

•              ANZ is the Australian market leader in the credit card business, with approximately 20% market share driven by the scale and variety of our product offerings.

•              The Consumer Finance business enjoyed strong underlying business growth during the year including:

•            An increase in net interest income of 15%, largely driven by an increase in credit card outstandings.

•            Merchant turnover grew 18%, driven by the ongoing shift to card-based payments and growth in market share.  Since 2000 we have increased the number of merchant outlets by 85% and annual turnover has increased in excess of 90%.

•            Other operating income was impacted by a first half charge of $38m pre tax, relating to an under accrual of loyalty points dating back to 1999.  After adjusting for the under accrual write back, NPAT grew 28% half on half and 26% for the year.

•              The Reserve Bank interchange fee reduction has resulted in a decrease in interchange revenue of between 40-50%.  We have endeavored to reduce the net impact to the business through the restructuring of our rewards program and the strategic alliance formed with Diners Card International.

•              A comprehensive communications and retention program has been established following the program restructuring announcement. To date, customer retention levels have been significantly better than expected.

# - NPAT for Australian businesses only

* Source - RBA July 2003

Mortgages –strong growth drives performance

•                  The momentum in ANZ’s mortgages business in Australia and New Zealand continued during the year delivering a 9% increase in NPAT, with FUM increasing 19.9% on prior year. The cost of increased staffing required to maintain service levels in light of volume growth and the record level of internal commissions paid to the Network, as result of improved sales, slightly subdued the result.

•                  Strong growth was recorded in the Australian network and broker channels with 25% FUM increase on prior year. The New Zealand business has also delivered improved growth in the September 2003 quarter, following a period of flat or reducing volumes in 2002.

•                  Further development of the ANZ mortgage sales force capability is a priority for the 2004 year. Focus will continue to be on improving the capability of our mortgage specialists through sales, product and credit training, along with new sales tools. Additional specialist roles are being created in the branch network, and a significant increase in mobile managers is underway.

•                  A customer retention program also remains a key priority with dedicated Mortgage Customer Service and Retention teams. The teams proactively follow-up retention “triggers” and new sales opportunities. In conjunction with the network, a 25% increase in renewal activity has also been delivered during the year.

•                  A number of Business Improvement initiatives are well advanced and will continue to be a key focus in 2004. Specific initiatives include streamlining and automating business processes, the full rollout of the electronic lodgment of broker applications and enhanced behavioural credit scoring for existing customers.

* Australia (excluding Origin)

Personal Banking – underlying health of the business improving…

The personal banking business has continued to invest in its Restoring Customer Faith (“RCF”) program.

This program aims to improve the “health” of the business.  Significant improvements have been achieved:

•                  Customer satisfaction scores for both Rural and Personal banking continue to improve, whilst complaints levels are falling.

•                  Mystery shopping results, which measure service at the branch level through unannounced monthly visits, continue to improve. Branches can act on detailed recommendations for improvement.

•                  Branch refurbishments continue.  Over 100 branches have been upgraded, making the total more than 160 since the start of the program.  A new telling platform is in pilot stage.

•                  Staff advocacy, being the % of staff that would recommend ANZ as a place to work has more than doubled since 2001.

•                  Staff skills have improved, with more than 4,200 staff trained in sales skills in the second half.  New merchandising has been rolled out to support the sales process.

*- average number of complaints per month

… and we are starting to see improved sales momentum…

The investments in the branch network are showing promising early results.  Particularly in the second half, sales momentum has picked up across all main drivers of revenue:

•                  Total sales activity improved 8% in the second half, assisted by seasonality

•                  Deposit balances, for which the business earn the full interest margin, continue to grow strongly, increasing 9.7% in 2003

•                  Mortgages sales, the largest source of sales commissions, increased strongly on the back of market demand and investment in mortgage skills

•                  Managed Investment sales remained flat as investors continued to favour conservative investments and property

•                  Cross sell of insurance products improved from a low base, allowing us to deepen the customer relationship.

… and continued growth in our core transaction products

Our core transaction product suite is performing as we expected:

•                  Product leadership was confirmed with ANZ winning the industry award for the best transaction account

•                  Account growth continued to be positive during 2003 with net growth of 118,000 accounts

•                  Account behaviour is not materially different from accounts acquired before the launch of the new products

•                  New customers are joining ANZ.  60% of new accounts represent new customers, and 40% have at least one other product relationship

•                  Breakeven – we have now achieved breakeven on the new accounts

SECTION 6

Credit Quality

Consumer & SME portfolios in good shape

•                  Arrears profile (60 days) is approaching historical lows reflecting strength of Australia’s retail sector.

•                  The consumer sector is robust with continuing low levels of unemployment and a low interest rate environment.

•                  Mortgage arrears continue to decline.

•                  Quarterly behavioural review scoring in the SME portfolio is contributing to a lower arrears profile.

•                  SME sector is benefiting from low interest rates and healthy business environment.

•                  Delinquency levels have continued to improve over the year and remain at historic lows. RILS and Broker Originated loans are continuing to perform in line with the wider portfolio.

•                  Mortgages Loss Rates improved from 2.7bp to 1.8bp.

TPMI - third party mortgage introducers

O/O ^ owner occupied

Mortgages portfolio sound

•                  A Loan to Valuation Ratio (LVR) analysis of ANZ’s mortgage portfolio suggests it has sufficient equity margin to sustain a reasonable devaluation in Australian residential property prices.

•                  Emerging risks in apartment investment lending in near city locations in Sydney, Melbourne & Brisbane have been controlled by implementation of tighter policies.

APRA’s findings from mortgage industry stress test

APRA Comments	ANZ Response

• APRA found that 32% of loans with LVR’s greater than 80% are not mortgage insured	• Comparative figure for ANZ was 16%, however APRA analysis included all “retail” type lending including Small Business lending, which may not even include a residential mortgage as security

• A more appropriate measure is looking at ‘retail’ mortgages only. For ANZ, less than 2% are without mortgage insurance

• These are under our ‘medico’ package, which targets newly qualified medical professionals where we waive mortgage insurance to 95% LVR, and for some staff lending

• APRA stress test, assuming a 30% fall in house prices, suggests industry losses of approximately A$4.3b	• APRA stress test used values at origination, rather than current prices. This results in an actual price fall from today’s values of 40%-45%.

• ANZ “extreme” scenario stress test indicates A$90m loss over 12 months, assuming:

• Unemployment rising to 10.3%,
• Mortgage rates increasing to 10.57%
• Property prices falling by 20%

• APRA reported disappointment with the capacity of ADI’s to respond to its data collection requests - IT systems insufficient	• APRA confirmed that ANZ systems can accurately calculate LVRs for multiple security loans

• For the past two reporting periods, ANZ has disclosed to the market dynamic LVRs

Domestic portfolio remains in good shape

US Energy Portfolio – issues remain, but exposure continues to reduce

•                  Management has been proactive in addressing Group exposure to the global energy sector

•                  Concentration risk associated with exposure to energy lending as a proportion of the aggregate loan book has been mitigated by management initiatives to exit or restructure a number of key corporate lending positions in the US

•                  A number of high risk exposures remain, and are being actively managed (including sell down in secondary markets).

•                  We expect further specific provisions but at a reducing rate and that these can be absorbed within ELP

							No of Cust (Total 20)
Investment Grade	51.6%		51.5%		43.0%		9
Non Accrual	9.2%		10.8%		14.8%		4
Specific Provisions (AUD)	9.7	m	9.1	m	46.1	m	n/a
(six months)

Note:

1.                Includes utilised guarantees and market related products

2.                Includes US domiciled exposures only (Excludes Mexico)

Quality of Group Telco lending book has also improved

•                  ANZ Group has been proactive in addressing the telco concentration risk of its global lending asset portfolio

•                  ANZ continues to manage down its exposure to the industry, particularly offshore.  Offshore assets now represent 42% of the Telco portfolio, down from 52% in Mar-03 and 57% in Sep-02.

•                  The risk profile of the telco industry is improving with increased financial flexibility stemming from strong free cash generation and debt reduction

•                  During the Full Year, Group “Top 6” committed telco exposures declined (as a % of ACE) from 38% to 25%.

				No of Cust (Total 39)
Investment Grade	83.1%	81.7%	82.8%	19
Non Accrual	5.0%	3.4%	2.1%	3

Group risk grade profile

B+ to CCC	3.0%	2.8%	2.5%	2.5%	2.3%
Non Accrual	0.9%	0.9%	0.8%	0.7%	0.6%

Specific provisions down 28% on 2002– no large single provisions

•                  No major individual specific provisions during the year

•                  Australian net specific provisions of $324m in 2003 included $33m further provision on Pasminco FX contracts, $20m for aircraft leases in Esanda, and $40m for a single corporate loss in the second half.

•                  *Settlement of Grindlays credit warranties, finalising ANZ’s commitment to meet Grindlays credit losses.

Section 6

New Specific Provisions down 28% on the 2002 year

Non-accrual loans continue to fall

New non-accruals reduced 23% on 2002

Existing and future problem loans are well provided for

•                  The period 1998 through 2003 has seen Group GP trend down 16% to 101 bps, consistent with the sustained de-risking of the Group lending book.

•                  As at September 2003, gross non-accrual loans were 61 bps of GLAs (or A$1.0bn). Of this, 48% was covered by specific provisioning.

•                  Group levels of general and specific provisioning compare favorably with Australian banking peer group.

Note:

1.                                       As per most recent company financial reports for CBA, NAB and WBC

Proactive reduction in volume of “top 10” client committed exposures

•                  ANZ has implemented credit management policies to diversify loan book exposure by reducing the volume of “top 10” client committed lending. This has led to a reduction in client concentration risk

•                  Sustained management of client exposures has reduced the sensitivity of the capital base of “top 10” clients (to ~75% of ACE in 2003 from ~135% of ACE in 2001)

Note:

1.                                       Limits represent total 7 month limits excluding uncommitted and non-recourse, net of credit derivatives

2.                                       Excludes non-recourse and uncommitted facilities

Basel II will provide some benefits, but adjustments expected for local market

•                  QIS 3 results reflect the underlying quality of ANZ’s assets, and support ANZ’s move to a lower ACE target range

•                  Corporate portfolio in particular produces a RWA reduction consistent with lower levels of risk

•                  We do not expect that APRA or Ratings Agencies will allow Australian Major banks the full benefit of the potential capital relief available under Basel II

•                  Results reinforce why Australian banks have lower Tier 1 and ACE ratios

Note:

1.                                       The reduction in RWAs using Advanced IRB outcomes (excluding operational risk) when compared with current accord capital requirements can be used as an indicator of the relative riskiness of a bank’s assets.

2.                                       RWA calculations were performed using the capital functions used in QIS 3.0 These may change upon the finalisation of Basel II

3.                                       These results exclude any impact from NBNZ

SECTION 7

Economic forecasts

Summary of forecasts by economics@anz – Australia (bank year)

	2001	2002	2003	2004 (f)	2005 (f)

GDP*	1.7	4.1	2.4	4.1	3.4

Inflation*	5.1	3.0	2.9	1.8	3.0

Unemployment (Sep)	6.8	6.2	5.9	5.3	5.6

Cash rate (Sep)	4.75	4.75	4.75	5.50	4.75

10 year bonds (Sep)	5.6	5.3	5.3	5.8	5.5

$ A / $US (Sep)	0.49	0.54	0.68	0.70	0.66

System Credit Growth*	9.9	9.1	12.7	14.1	9.1

- Housing	14.5	18.6	21.1	20.0	11.0

- Business	6.3	1.6	4.9	8.3	7.2

- Other	10.7	7.8	11.8	11.0	7.3

* Annual average

Summary of forecasts by economics@anz – New Zealand (bank year)

	2001	2002	2003	2004 (f)	2005 (f)

GDP*	2.3	4.1	3.4	2.3	2.7

Inflation*	3.2	2.5	2.0	2.6	2.5

Unemployment (Sep)	5.1	5.3	4.9	5.3	5.5

Cash rate (Sep)	5.25	5.75	5.00	5.50	5.50

$ A / $NZ (Sep)	1.22	1.16	1.14	1.17	1.17

System Credit Growth*

- Housing	7.2	7.6	10.5	8.0	5.0

- Business	2.1	7.9	6.2	6.0	6.0

- Other	10.5	8.1	5.8	3.0	7.0

* Annual average

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Simon Fraser

Head of Investor Relations

ph: (613) 9273 4185  fax: (613) 9273 4091  e-mail: simon.fraser@anz.com

Copy of presentation

available on

www.anz.com

2003 ANZ

Annual Report

Strong

Different

Successful

Sustainable

The ANZ

Agenda

Contents

Investor Snapshot
Chairman’s Report
Chief Executive Officer’s Report
Chief Financial Officer’s Review
Risk Management
A View from the CEO on Creating Sustainable Businesses
The National Bank of New Zealand
People
Personal and Rural Customers
Business Banking
Systems
Community and Environment
Leadership
Business Profiles
Board of Directors
Corporate Governance and the Board
Compensation
Guide to Concise Financial Report
Concise Financial Report
Directors’ Report
Directors’ Declaration
Auditors’ Report
Shareholder Information
Shareholder Feedback Form
Information for Shareholders

Investor Snapshot

2003.
The year
at a glance

Key terms

Cost to income ratio (CTI)

A business efficiency measure. It is the ratio of our expenses (excluding goodwill amortisation) to our income.

Credit rating

A measurement of the credit worthiness of a business. AAA is the top credit rating accorded by ratings agencies such as Moody’s Investor Services and Standard & Poor’s. The better our credit rating, the cheaper we can borrow money from capital markets. ANZ ‘s long-term credit rating is AA-.

Dividend per share (DPS)

The amount of the Company’s after tax earnings declared and paid to ordinary shareholders. It is usually expressed as a number of cents per share, or as a dividend per share.

Earnings per share (EPS)

The amount, in dollars, of earnings divided by the average number of ordinary shares. For example, if the earnings are $2 million and 1 million shares are outstanding, the earnings per share would be $2.00 ($2 million ÷ 1 million shares = $2.00). The earnings figure is based on profit after tax less preference share dividends.

Economic value added (EVATM)

A measure of risk-adjusted accounting profit. It is based on operating profit after tax, adjusted for one-off items, the cost of capital, imputation credits and economic credit costs.

Net profit after tax (NPAT)

The Group’s net profit after all taxes, expenses and provisions have been deducted from the operating income.

Return on equity (ROE)

A calculation which shows the return the Company has made on the money ordinary shareholders have invested in ANZ. It is expressed as a percentage.

Our share price has remained relatively steady over 2003

Movement in our share price has been in line with most of our major competitors in 2003.

In 2003, we continued to deliver improved returns to our shareholders with a record interim dividend of 44 cents and a final dividend of 51 cents both 100% franked.

We continued to deliver real growth to our shareholders

Value of $100 investment in ANZ shares invested for five years(A)

A record dividend per share together with a relatively stable share price has again delivered returns to our shareholders.

Profitability growth remained solid

Earnings per share(B)

Earnings per share growth was above 8%.

Our record profit in 2003 of $2,348 million is a continuation of the strong returns ANZ has delivered in recent years. This momentum has been achieved by a combination of repositioning our business in previous years and a focus on productivity.

Over the past five years we have rebalanced our portfolio, by exiting higher risk businesses such as Grindlays and turning our focus to developing and strengthening our consumer businesses in Australia and New Zealand. This process is ongoing as evidenced by our recent purchase of The National Bank of New Zealand. During this period we also aimed to use our resources better, which led to a significant reduction in our cost to income ratio and contributed to our strong growth.

ANZ again achieved a return on equity (ROE) in 2003 above 20%, with a full year ROE of 20.6%. This return is slightly down on last year (21.6%) after a slow first half of the year, however momentum picked up in the second half.

We continued to increase shareholder value as measured by EVATM

EVATM

EVATM growth was moderately dampened by relatively higher cost of capital. EVATM nonetheless continued to increase in absolute terms.

Operating efficiency improved further with the cost to income ratio reduced to 45.1%. In the September 2003 half, a cost to income ratio of 44.6% was below our 45% target.

Key to graphs

(A)	Total Shareholder Return

•	excludes the benefits of franking credits or any taxation costs
•	excludes share trading costs
•	assumes all dividends are re-invested on the ex-dividend date

(B)	Earnings per share

•	excludes the effect of significant transactions in 2002

(C)	Cost to income ratio

•	excludes the effect of significant transactions in 2002 and abnormal transactions in 2000

***	Significant Transactions

In the year ended 30 September 2002, the significant transactions included NHB recovery ($159m after tax), Special Provision for Doubtful Debts ($175m after tax) and Profit on sale of businesses to the ING Joint Venture ($170m after tax).

Chairman’s Report

[PHOTO OF CHARLES GOODE]

Charles Goode
Chairman

A solid platform for future growth

ANZ performed well in 2003. Profit after tax, excluding significant transactions in 2002, was up 8.3% this year, demonstrating the effectiveness of our specialist business model in delivering returns to shareholders. The directors were pleased to increase the dividend per share by 11.8% to 95 cents fully franked.

Most of our businesses recorded solid growth with some recording double-digit growth in earnings. These were partially offset by a one-off charge in our credit card business. We delivered solid financial performance by focusing on organic growth, effective cost control and the management of risk.

The return on ordinary shareholders’ equity was slightly down at 20.6%, although above our target of 20%. Our cost to income ratio of 45.1 %is the lowest of the major Australian banks and places ANZ among the most efficient banks in the world relative to business mix. Risks continue to be well managed. Specific provisions were down by 28% to $527 million. Our capital position is strong, with the Group’s adjusted common equity ratio at 5.7%, which was at the upper end of our target range for 2003.

Significantly, we settled a long-running tax dispute with the Australian Taxation Office this year relating to equity product transactions undertaken predominantly in the 1990s. The settlement of $262 million was met from ANZ ‘s existing tax provisions.

Growth through specialisation

ANZ is focused on creating sustainable value for shareholders – now and in the longer term.

Much of this work involves building on the competitive advantages that exist in our specialist businesses. This year’s results reinforce the quality of each of these businesses. In many cases such as credit cards, corporate banking and automobile and equipment leasing, our business is the market leader.

We believe our specialist business strategy is fundamental to sustaining and building leadership positions that help us to deliver superior returns to shareholders and make a difference to our customers, community and staff.

Strategic expansion

We continually evaluate opportunities to expand in Australia, New Zealand and elsewhere in Asia and the Pacific.

On 24 October 2003, we agreed to acquire The National Bank of New Zealand from Lloyds TSB for $4.915 billion at exchange rates on 23 October 2003. The acquisition will make us the largest bank in New Zealand and is consistent with our strategic goal to have sustainable top three positions in each of our core businesses and markets.

We have also taken steps to develop a small portfolio of growth options in East Asia over the medium to long-term. This has involved two relatively modest initiatives: signing a memorandum of understanding with the Shanghai Rural Credit Cooperative Union – expected to become the Shanghai Cooperative Bank – and a joint venture credit card business with Metrobank in the Philippines.

Our role in the community

We continue to give high priority to creating a distinctive culture within ANZ as part of the Group’s long-term competitive advantage.  This involves reinforcing a performance culture among staff while unleashing their talents and energy to expand the business for the benefit of shareholders, our customers and the community we serve.

While we have a wide range of formal community programs in place in countries in which we operate, being part of a community means being able to respond quickly to urgent needs.

All of us at ANZ feel proud of the way our staff responded to the terrible bushfires that destroyed over 530 homes in Australia’s capital, Canberra in January. ANZ provided immediate cash assistance for its mortgage customers whose primary residence had been affected by the bushfires. The grants of $5,000 to $10,000 were gifts and did not have to be repaid. We also offered a range of other measures and our local staff worked hard to help customers and others affected by the tragedy.

As part of the process to strengthen the relationships we have with our staff and the broader community, we have been examining our response to concerns about environmental and social issues. This process has provided us with the opportunity to re-examine our role as a bank and the contribution we make to society as “the bank with a human face”.

Importance of our staff

The continuing strong performance of ANZ, its growth in returns to shareholders and increasing responsiveness to customers and the community is the result of the hard work and commitment of our 23,137 staff. On behalf of the Board and shareholders, I thank them for their contribution.

Governance strengthened

This year we have taken further steps to strengthen our corporate governance and disclosure standards. It has been a year when regulatory emphasis has increased substantially, both in Australia and overseas.  While this interest on the part of regulators is welcomed, so long as it focuses upon good process and good governance, ANZ is itself proactive in this area. Our belief is that good corporate governance is not only an ethical and stewardship responsibility; it can also give ANZ a strong advantage.

We believe a strong focus on corporate governance and transparency, combined with delivering on our promises, makes ANZ both more attractive to investors and a more sustainable business.

This starts with regulatory compliance but significantly involves fostering an environment in which open, well-informed and constructive discussion is encouraged. This provides the basis for actively monitoring the company’s activities and creates an environment in which integrity is able to prevail at every level.

It also means a commitment to transparent reporting, timely and accurate disclosures and management accountability. For some years ANZ has been recognised for its level of transparency and disclosure to investors, not only in Australia, but globally.

The Board’s focus in 2003

ANZ’s Board met 11 times during 2003, with additional specific activities carried out by the Board’s committees. This year some of the key issues to engage the Board included strategic growth opportunities and their role in ANZ’s future success; strengthening operating risk management including improved governance associated with technology changes; the impending changes to international financial reporting standards and their impact on ANZ; and our approach to sustainability and how the

Group balances its obligations to shareholders, customers, staff and the community.

Outlook

In the year ahead, we expect the Australian and New Zealand economies to continue to perform relatively well and for overseas markets to strengthen from their low base. Some challenges are, however, posed by various factors including low interest rates and associated margin pressure and the rising Australian dollar.

Overall, ANZ is making good progress toward achieving its business priorities. We have produced a solid, consistent financial performance and we are creating growth opportunities for the future. I am confident this will enable us to continue to deliver value for you, our shareholders.

/s/ Charles Goode
Charles Goode
Chairman

Chief Executive Officer’s Report

The ANZ Agenda: achieving value through specialisation

ANZ’s agenda is based on a strategy of specialisation that is well executed and consistently delivers superior performance for our shareholders, staff, customers and the community we serve.

Overall, the 2003 financial result has been reasonable in an environment that is beginning to be difficult for banks around the world.  It’s the power of our specialisation strategy and the quality of the teams that run our specialist businesses that has allowed us to reinvent ANZ over the past five years as a low risk, well-managed company that consistently produces sound results.

Five years of achievement

Last year I reported on the achievements we had made since 1997 making ANZ a very different bank.  These included:

•      lowering risk

•      balancing our business portfolio by growing our consumer businesses while maintaining our strong business banking franchise

•      radically transforming our cost structure and becoming one of the most efficient banks in the world

•      reinvigorating our culture by tapping into the energy and passion of our staff.

In thinking about that transition – and what ANZ is today – it is being the “bank with the human face” which is the core of who we are and what we do at ANZ.  Our objectives, strategy, tactics and organisational structure are aligned to translate the “bank with a human face” from a set of words into everyday actions.

Customer driven businesses

All businesses now operate in a customer-driven economy.  This is particularly true in financial services where there are more competitors pursuing a stable number of more sophisticated, better informed buyers.  The Internet, consumer advocate organisations and a critical media enable customers to find and analyse competing products and to make informed choices.

Many financial services offerings have become commodities where differentiation lies in the provider’s service and reputation rather than the product itself.  We believe that to compete and survive in the customer economy takes more than simply improving customer relationships.  It is about the whole organisation evolving to put the customer at the centre.

Specialisation works for shareholders and customers

We set out on this path in 2000 recognising that over time specialist businesses, which have real capabilities, produce more sustainable value than generalists.  Importantly, they are better able to get close to customers, understand their real needs and deliver more valuable services and products.  We have seen that through our Local CEOs and branch staff, we are now much closer to the communities we serve.  It reflects a reality that our customers and our staff find it easier to identify with a more agile, less bureaucratic organisation.  Customers identify with “their” branch or “their” relationship manager.  Staff identify with “their” team or “their” business.

At the same time, we began to show our staff and the rest of the community that ANZ was a different bank.  We announced a moratorium on rural bank closures, offered to buy the branches being closed by one of our major competitors, gave immediate “no strings attached” grants to customers whose houses had been destroyed by bushfires and started trialing a matched savings program for low income earners.

We also recognised that winning companies are companies that can offer value to customers at lower cost.  We radically changed our cost base which is now flowing through to propositions such as our low-cost personal transaction accounts and the associated growth in customer numbers that is part of our “best deal with a human face” strategy for personal banking.

Winning through specialisation

Through specialisation, each of our businesses is now:

•      more transparent

•      more flexible and more responsive to its staff and customers

•      easier to do business with

•      offering more satisfying jobs with more autonomy

•      developing a culture of innovation, teamwork and shared responsibility

•      making implementation easier

•      able to grow faster.

All of this is a very different approach to any other bank. Through it, we seek to deliver more consistent, sustainable returns to shareholders.

Focusing on sustained performance and growth

While all we have achieved so far remains central to ANZ’s agenda, another measure of our progress will be the management actions we take in other areas to deliver continued superior performance and growth over the coming years.  The reality is that there is more to ANZ than producing consistent short-term results.

We have reached agreement on acquiring The National Bank of New Zealand which gives us a leading position in New Zealand.  It is a very different acquisition, one based on improving customer service, satisfaction and growth by leveraging the strengths of both companies.

It demonstrates that we are in a transitional phase, which means we will focus increasingly on three strategic priorities in the years ahead:

•      delivering sustainable performance and value through a rich portfolio of strongly positioned businesses with best-practice cost and process leadership that allow us to achieve above sector revenue and share growth.

[PHOTO OF JOHN McFARLANE]

John McFarlane

Chief Executive Officer

•      earning the respect of our stakeholders by consistently producing superior financial results through knowing the business and customers best, and creating a strong sales and service culture while developing real engagement with the community.

•      creating a new future by leveraging specialisation as a distinctive approach and by being dynamic, innovative and willing to experiment.

Creating more value

Our future is about delivering the best value for customers, performing and growing to create value for our shareholders, leading and inspiring each other, earning the trust of the community, and being bold and having the courage to be different. It’s why people come to work for ANZ – to be part of a company that is continually raising its energy levels to make a lasting impact and create something that matters for shareholders, customers and the community we serve.

By really being the “bank with a human face” to our customers, staff and community, and focusing on these priorities, ANZ is stronger, more sustainable, more successful and very different.

/s/ John McFarlane

John McFarlane
Chief Executive Officer

Chief Financial Officer’s Review

Growth, returns and profit

Full year result driven by growth in net interest income

Full year NPAT $m

ANZ recorded a profit after tax of $2,348 million for the year ended 30 September 2003, an increase of 1% over the September 2002 year.

Excluding the significant transactions in 2002 (A), profit increased 8.3%. This was driven by strong lending growth coupled with tight control of expenses:

•

Net interest income $4,311 million +7.3% – Grew by $293 million in 2003 as a result of a 10% (+$13.6 billion) increase in Average Net Lending Assets primarily in our Mortgages business (+$10.8 billion). This was partially offset by a 10 basis point reduction in Net Interest margin as a result of changes in our funding and asset mix and the flat yield curve prevalent during the year.

A specialised portfolio – efficient allocation of resources to deliver results

Full year NPAT $m by business unit

A specialised portfolio allows us to efficiently allocate resources to those businesses experiencing growth, or with the potential for growth, and to reduce resources in those businesses with lower growth prospects and/or higher risk profiles.

The result was driven by solid profit growth in seven of the nine business segments excluding Operations, Technology and Shared Services (OTSS) and Corporate Centre.

Higher interest income, driven by strong mortgage and deposit growth

Average lending and deposit volumes

* Business lending includes corporate, small business, and institutional segments. Deposits includes Esanda retail debentures.

Average net lending assets grew by $13.6 billion (10%) overall, $10.8 billion (18%) in Mortgages, $1.6 billion in Corporate and $0.8 billion in Esanda/UDC. Average net lending volumes fell 15% in overseas markets.

Average deposits and other borrowings grew $13.5 billion – Treasury ($3.2 billion), Personal Banking & Wealth Management ($4.2 billion), Institutional Financial Services ($2.7 billion), New Zealand Banking (NZD $0.8 billion), Esanda/UDC ($0.8 billion) and Corporate ($1.6 billion). Deposit growth was encouraged by uncertainty in global equity markets.

[PHOTO OF PETER MARRIOTT]

Peter Marriott

Chief Financial Officer

•

Non-Interest Income $2,808 million +0.4% – Reported growth was flat for the year. After adjusting for the sale of ANZ Funds Management businesses to the ING Joint Venture and under accrual of loyalty points cost on credit cards in prior periods, underlying growth was 5.2% driven by higher lending fees in our Corporate Banking, Asset Finance and Institutional Banking businesses, higher equity accounted profit from our investment in PT Panin Bank and development property sales in Institutional Banking.

•

Expenses $3,228 million +2.4% – Once again, tightly controlled across the Group. Higher staff levels required to service increased lending volumes and an increase in software amortisation on system upgrades, were the main contributors to the 2.4% increase in costs. Discretionary costs were contained as the control of expenses remains a key aspect of our financial management.

•

Provisioning $614 million +0.7% – Asset quality improved with the Economic Loss Provision (ELP) rate down primarily due to a higher proportion of mortgages. This lower rate offset the impact of increased lending volumes.

•

Tax & Outside Equity Interests (OEI) $929 million +5.2% – Increase in profits caused the higher tax expense in 2003, however, a higher amount of equity accounted earnings has meant that the growth in tax expense was below profit growth.

Strong results in Corporate (12%) and Esanda/UDC (23%) were driven by strong domestic growth, while the 34% improvement in Asia Pacific resulted largely from higher equity accounted earnings from PT Panin Bank, higher foreign exchange earnings and lending growth.

Profit in Mortgages grew 9% reflecting continued growth in the Australian housing market while the 5% improvement in Personal Banking and Wealth Management resulted largely from increased deposit volumes and increased commissions on mortgage sales. This was partially offset by lower earnings from our ING Joint Venture.

The Institutional Financial Services result increased 8% with strong contributions from Capital Markets and the Australasian operations of Institutional Banking. Contributions from Structured Finance International and the offshore operations of Institutional Banking reduced following the decision to reduce exposure to the US and UK markets.

New Zealand Banking results were flat after adjusting for the impact of the appreciation in the exchange rate.

Consumer Finance was impacted by the under accrual of loyalty expense, and mismatch earnings in Treasury reduced as high yielding investments matured.

Profits continued to be derived from our core domestic markets

2003 NPAT by geography – %

Sustained underlying profit growth in our core domestic markets has been supported by strong growth in Asia and Pacific. The Group’s strategy to reduce exposure to higher risk offshore sectors saw reduced profit in the UK and US.

(A)	Significant Transactions

In the year ended 30 September 2002, the significant transactions included NHB recovery ($159m after tax), Special Provision for Doubtful Debts ($175m after tax) and Profit on sale of businesses to the ING Joint Venture ($170m after tax).

For further information on financial terms, please refer to the Guide to Concise Financial Report on page 48 and the Investor Snapshot on page 2

Net interest margin contracted by 10 basis points:

•	Net interest income in Treasury fell by $45 million with maturing high yielding assets not able to be replaced due to the sustained period of low and stable interest rates (3 basis points).

•	The interest benefit from low interest savings accounts and non-interest bearing balances reduced as the rate at which they were invested reduced (3 basis points).

•

The proportion of the balance sheet funded by low interest savings accounts and non-interest balances reduced during the year, offset by an increase in term deposits and wholesale funding. This change in funding mix reduced the net interest margin by 5 basis points.

•

The funding cost associated with unrealised trading gains increased as a result of the appreciation of the Australian dollar. While resulting in a 3 basis point decline in net interest margin, it is offset by an equivalent gain in trading income.

•

Partially offsetting these declines was an increase in foreign currency hedge earnings revenue as a result of the strengthening Australian dollar (3 basis points) and a reduction in the funding cost on impaired assets (1 basis point).

Margins down, primarily due to the level of interest rates and mix effect

Group net interest income

Lending fees increased $57 million due to strong volume growth in Corporate, Asset Finance and Institutional Banking in Australasia.

Non-lending fees reduced by $81 million principally because of a $38 million under accrual of loyalty points on co-branded credit cards in prior years, higher cost of loyalty points, the sale of ANZ’s Funds Management business to the ING Joint Venture and reduced fee revenue from US and UK structured finance operations.

Structured Finance International income reduced as a result of the re-weighting of the Group’s portfolio in both risk and geographic terms, foreign exchange rate movements and subdued market conditions.

Trading securities income growth included $45 million from cash flow mismatches on swaps, which had an opposite impact on net interest income.

Non interest income impacted by the sale of ANZ Funds Management to the ING Joint Venture, cards under-accrual and loyalty costs. Underlying growth strong

Non interest income $m

*	Sep 02 excludes significant transactions
**	excludes volume impact and benefits from repricing

We maintained strong capital levels in 2003 as a prudent measure considering the world economic climate. Our Adjusted Common Equity remained at 5.7% of Risk Weighted Assets the same as September 2002 (Target range 5.25% - 5.75%). In September 2003, the Group issued 10 million ANZ StEPS preference shares at $100 each, raising $1 billion ($987 million net of issue costs).

Strong capital levels maintained

Adjusted common equity/risk weighted assets ☒

The Group economic loss provision charge (ELP) was $614 million, compared with $610 million (excluding the $250 million special provision) in the year to September 2002. The standard ELP charge to operating segments at $514 million reduced from September 2002. An additional charge of $100 million (7 basis points) was taken to recognise continued uncertainty and expected levels of default in the offshore lending portfolios.

In recent years, ANZ has been repositioning itself away from higher risk offshore institutional lending, towards lower risk domestic lending as reflected in our 2003 growth in Mortgages and reduction in US and UK lending. This has resulted in a reduction in our ELP rate over time, which fell from 43 basis points in September 2002 to 39 basis points in September 2003.

Doubtful Debts Provision reflects improved underlying portfolio*

* excludes the $250 million special provision in 2002

New non-accruals have reduced significantly over the last year, particularly in the offshore portfolios where in 2002 two large single name exposures in the offshore Telecommunications and Energy portfolios accounted for 35% of new non-accruals.

New non-accrual loans by source 2002

Geographic new non-accrual loans

New non-accrual loans by source

End of period gross lending asset volumes reduced 24% in overseas markets as a result of the strategy to reduce higher risk exposures in the UK and US and the exchange rate impact of a strengthening Australian dollar.

24% reduction in gross lending assets in offshore portfolio

Lending asset growth for the year to Sept 2003

For further information on financial terms, please refer to the Guide to Concise Financial Report on page 48 and the Investor Snapshot on page 2

Risk Management

Key Terms

Arrears – a contractually due and payable sum which remains overdue/unpaid.

Credit risk – the potential for loss arising from the failure of a customer or counter-party to meet its contractual obligations.

Market risk – the potential loss the Group may incur from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives. It also includes the risk that the Group will incur increased interest expense arising from funding requirements during periods of poor market liquidity.

Operational risk – the direct or indirect loss resulting from inadequate or failed internal processes, systems, or from external events.

Over the year, ANZ has remained vigilant in monitoring and managing the Group’s global risks including:

•	Credit risk – Overall credit quality remains sound; reduced level of defaults in the corporate portfolio; off shore credit exposures reduced to 6% of our loan portfolio.

•	Market risk – Levels remain low.

•

Operational risk – Strengthened business continuity and crisis management capabilities to withstand the emergence of new threats, including increased threats of terrorism and the SARS virus; enhanced technology risk management processes with specific focus on new software releases.

•	Other risk – Increased focus on strategic and emerging risks; substantial progress made on Basel II (see page 38).

Offshore exposures

We have reduced our offshore credit exposures, including to the power and telecommunications industries.

•	Telecommunications – Active portfolio management of exposures to this sector resulted in a reduction in credit limits for offshore telecommunications operators of 46%.

•

Power – As expected, some further deterioration in the Group’s US power portfolio over the last year was experienced, however, our US power exposures have been managed down by 28% to $1.3 billion and any further losses which might result from this portfolio are expected to be manageable.

Australia and New Zealand market

The Australian and New Zealand portfolio risk profile has continued to improve over the year with strong mortgage growth and reduced high risk exposures.

•	Consumer portfolio – Arrears and loss rates are now at or near historically low levels; low-risk personal business exposures now comprise two thirds of the Group’s loan portfolio.

•

Residential property market – Adherence to conservative lending criteria, including allowing for the likelihood of interest rate increases in the assessment of borrowers’ capacity to make mortgage payments has ensured a robust mortgages portfolio; we also have conservative lending policies in place to ensure our risk exposure to inner-city apartment markets across Australia is minimised.

•	Recent APRA stress-testing of our mortgages portfolio confirms that we are well-placed to withstand a severe downturn in the Australian housing market.

Large Individual Credit Exposures

Over the year to September 2003, ANZ has managed down its large exposure risks and significantly reduced portfolio concentrations. To further reduce risk in the Group’s credit portfolio, our maximum limits applicable to exposures to individual customers have also been reduced.

ANZ Group’s credit risk profile has improved over the last 5 years*

*	Internal credit ratings have been mapped to external credit grades

The Group’s credit risk profile, representing the risk of our customer lending portfolio, has improved over the last 5 years.  This is evident with growth in our lower risk domestic portfolios (particularly mortgages in the BBB-category) and reductions in our high risk exposures.

ANZ has lowered risk across its global portfolio

[PHOTO OF MARK LAWRENCE]

Mark Lawrence

Chief Risk Officer

Top 10 exposures further reduced

One measure of the concentration of large exposures in the Group’s portfolio is the aggregate of the 10 largest committed corporate exposures as a percentage of adjusted common equity (ACE).  This is used as a measure of risk, hence the lower the ratio the lower the concentration risk.  This ratio has declined significantly over the past 24 months.

ANZ portfolio moving toward lower risk domestic exposures

In line with ANZ’s lower risk strategies, offshore lending exposures have decreased as a proportion of total lending assets.

Lower risk portfolio due to increased proportion of personal businesses

Based on the Group’s lending assets

In line with strategy, lower risk personal businesses now comprise two thirds of the credit loan portfolio.  This has been underpinned by strong growth in the mortgages portfolio.

For further information on financial terms, please refer to the Guide to Concise Financial Report on page 48 and the Investor Snapshot on page 2

A View from the CEO on Creating Sustainable Businesses

Delivering sustainable performance and value

This year I discovered a surprising and interesting statistic, which I have reflected on from an ANZ perpective.

Of the Top 20 companies by market capitalisation in Australia in 1980, only eight remained on the 1990 list, and five on the 2000 list.

ANZ, I’m pleased to say, is one of those which has survived and thrived, albeit with some ups and downs, so that it is one of the five on both the 1980 and 2000 Top 20 lists.

Our responsibility to deliver

The challenge for ANZ is to continue to create value by delivering strong and sustainable performance and value to shareholders – not only this year and next year, but over the long term.  While this is the responsibility of any management team, it is particularly true of a bank.  That’s precisely why there is so much mention of “sustainability” in this report.

The key to delivering sustainable performance and value starts with the fundamentals – having a genuine competitive advantage, ensuring flawless execution of strategy, no-surprises management and delivering on promises to shareholders.

In financial terms, value represents the capital invested in ANZ, plus a premium representing future earnings and value that the market ascribes to our expected future economic value added.  In fact, this explains around 60% of our share price.  It takes into account our unique specialisation strategy and growth opportunities, the talent of our staff, our culture, the market positions and customer franchises held by our specialist businesses, the strength of our brand and our reputation in the community.

While the value of investment represented by tangible net assets per share has risen by around 9%a year since 1998, the value represented by future economic value added hasrisen by about 21%a year.  It’s a compelling statistic that forces me, as Chief Executive Officer, to think about business differently.

Focus on long-term value

It highlights that enduring success means more than short-term performance.  Sustainable value takes us beyond the traditional notion of shareholder value as it has been conceived and implemented over the past decade.

It recognises that delivering sustainable value in the long-term is, in essence, about restoring customer faith and building community trust by understanding that we do not serve shareholders exclusively, but others as well.

It is why being the “bank with the human face” has to be at the core of who we are and what we do at ANZ. It means we integrate economic, environmental and social factors, and balance our obligations to different groups of stakeholders and create value for all of them – shareholders, customers, staff and the community.

It requires us to continually factor the long-term into our decision-making.

Our societal purpose

This year we have developed a corporate response to environmental and social concerns expressed by our key stakeholders.  Many of our staff have been involved in an assessment of our impact on society, contributing to defining ANZ’s “Societal Purpose” and in developing a number of new initiatives to improve our environmental and social performance.  Our particular approach to sustainability is based on seeing our people, customers and community as an integrated business system.  It means embedding society’s environmental and social concerns into our core business practices, products and services to ensure we stay aligned with the society in which we operate.

It formally acknowledges that we exist to meet the needs of shareholders and to do so successfully in the long-term we must recognise that society’s values and aspirations are market forces, where people act on their beliefs as voters, investors, employees and customers.

Building broader relationships

Becoming a fully engaged, respected participant in society is about building a broader, deeper set of relationships based on respect, trust and integrity.  It’s clearly understanding our purpose in society so that we have a framework for making decisions.

We believe a focus on sustainability will give us a competitive advantage.  While investors and customers, governments and other stakeholders are increasingly favouring those companies whom they see as truly sustainable, we also believe sustainability has the potential to create new value for shareholders through:

•	increasing staff engagement and satisfaction leading to higher productivity and commitment to ANZ’s success

•	growing market share as a result of improved brand strength and customer satisfaction

•	gains in productivity and lower costs through improved environmental, health and safety performance

•	improving our lending risk profile through superior understanding of social and environmental risks

•	enhancing corporate governance by ensuring systematic transparency and accountability in all aspects of our business.

It is not a radical concept.  It is why we take time each year in our Annual Report to explain not only our annual financial results but to report on what we are doing for staff, customers and the community we serve.

Integrating sustainability

This more formal approach to sustainability, however, involves integrating the concept of delivering value to a broad range of stakeholders into our business strategies and the way we operate, and to begin creating greater alignment between the interests of shareholders and those of society, and to report transparently on our progress.  It will mean seeking help from and creating new relationships with groups from a wide cross-section of society.

It is the focus on these themes that will allow us to continue to create value and to ensure ANZ is a leading company today and in 20 years time.

/s/ John McFarlane
John McFarlane
Chief Executive Officer

Market expectations of future performance determine our current share price

Serving different stakeholders

Shareholders own ANZ and appoint directors, therefore the directors’ focus is on shareholders	Directors have a duty to act in the best interests of ANZ	Growing acknowledgement that to protect the long-term value of ANZ, the needs of our customers, people, shareholders and community must be addressed	Sustainable performance
>	>	>	>

[GRAPHIC]

The National Bank of New Zealand

On 24 October 2003, ANZ announced it had reached agreement with Lloyds TSB to acquire The National Bank of New Zealand for $4.915 billion at exchange rates on 23 October 2003.

New Zealand’s best bank

The National Bank of New Zealand is one of New Zealand’s leading banks with net loans and advances of NZ$35 billion representing around 23% of industry lending. It has strong market share in personal, rural, and small business banking including a national network of 160 retail branches and 260 ATMs.

The National Bank of New Zealand also enjoys consistently high customer and staff satisfaction levels. In the year to September 2003, The National Bank of New Zealand maintained its top position in the ACNielsen Consumer Finance Monitor with 71% of personal customers rating its service as excellent or very good. This is coupled with leading levels of staff satisfaction (85%).

The National Bank of New Zealand’s track record of value creation is based on an efficient operating model, strong revenue growth with sound credit quality and high levels of staff and customer satisfaction driven by a strong and experienced management team.

A strong existing business

ANZ of course already has a strong business in New Zealand that dates back to 1840. Today, ANZ has established its position among the top five banks in New Zealand with over one million personal customers and a leading position in corporate banking.

We have also taken a number of steps to invigorate our existing business in New Zealand including more autonomy for New Zealand management and a series of initiatives to improve customer satisfaction including introducing new products, opening branches and re-organising our approach to personal banking.

Strategic milestone

The acquisition is a significant strategic milestone for ANZ. It is part of ANZ’s strategy to develop leading positions in growth businesses in its home markets and clearly establishes ANZ as New Zealand’s largest bank. It also reflects our long-term confidence in New Zealand’s economic prospects.

A different acquisition

Following completion of the acquisition of The National Bank of New Zealand in December 2003, our combined business in New Zealand will contribute as much as 30% of earnings in future years. Naturally, the significance of our business and of our presence in New Zealand will necessitate a very different approach to thinking about our business in New Zealand, our customers, staff and our role in New Zealand as the largest provider of banking services.

We have already stated the acquisition will be very different – one based on improving customer service, satisfaction and growth. ANZ intends that both the ANZ and The National Bank of New Zealand brands, names and branch networks will be retained for the forseeable future. By working together with The National Bank of New Zealand and focusing on the interests of our customers, staff and the community we can create a better organisation in the future for New Zealand and for shareholders.

[GRAPHIC]

An acquisition based on customer satisfaction and growth

People

[PHOTO]

Sally Morgan enjoys the flexibility of working part of her week from home. This is another way ANZ is committed to life balance for its people

[GRAPHIC]

A more vibrant culture creates value for shareholders

Better organisational leadership, talent and a vibrant culture results in better performance for shareholders. It’s a big statement, but globally companies rated as being leaders in their people practices produce, on average, significantly higher returns to shareholders than industry peers. It is easy then to understand why we have consistently placed so much emphasis on creating a unique ANZ culture that engages and involves everyone in the company.

Real progress

We survey all of our staff twice yearly to measure our progress. In 2000, when we started the process of systematically developing our culture as a unique and competitive asset as part of our specialisation strategy, only 52% of staff were satisfied working for ANZ. The top 10 values of management included bureaucracy, hierarchy, control and short-term focus.

Through the programs we have put in place, staff satisfaction now stands at more than 80%, and the values of the past have been replaced by customer focus, achievement, accountability and continuous improvement.

These programs involve our people at all levels. They help foster diversity, create opportunities, encourage ongoing learning through training and education, promote a healthy life balance and build a distinctive culture. They are designed not only to nurture individual talent but also to develop ANZ as an organisation best able to meet the needs of customers, shareholders, staff and the community.

Cultural transformation

Since 2000, over 13,000 of our people have participated in a cultural transformation program called Breakout. Breakout emphasises leadership, diversity, coaching and development. This program reflects today’s reality that everyone in the organisation has to be a leader, whether it is at the moment of contact with the customer or at the moment of a decision in their day-to-day role.

Creating opportunities

To support this transformation, we have developed opportunities for our people to enrich their careers at ANZ and provide the necessary skills required to meet business needs. For example, the Opportunities@ANZ initiative provides information and resources for staff to develop their careers through short and long-term job placements and professional development programs.

We have made significant progress in strengthening our talent identification and this has profoundly improved the quality of leadership succession, creating opportunities for our talented people as well as bringing in fresh talent from the market.

We are fostering diversity within ANZ through the establishment of diversity forums within our specialist businesses. Representation of females in ANZ management roles is above average for the banking and finance industry and we are incrementally increasing representation – over 31% of middle management roles are currently held by women. In executive management, almost 17% are women and by 2005 our expectation is that women will fill 20% of executive roles.

Health and safety

ANZ has a strong commitment to the health, safety and well-being of our people. We are continuously improving our management system aligned with regulatory standards and annual external audit review. All reported injuries continue to trend downwards with a 28% reduction in the incidence rate per 1000 staff since 2000 in Australia and New Zealand. Recognising the importance of personal wellness we are actively looking at innovative ways to improve the overall well-being of our people.

ANZ is a people and values oriented organisation with a shared vision of becoming quite a different company and realising the ability for each person to contribute their very best. By doing this we create sustainable value for our shareholders, staff and the community we serve.

Staff satisfaction continues to rise ANZ overall satisfaction

ANZ expects to have 20% of executive positions held by women by 2005

28% reduction in reported injuries since 2000 All reported injury incidence rate per 1000 staff

[GRAPHIC]

Personal and Rural Customers

Getting on with a new approach

The first step towards change is knowing that you need to change.

During the 1990s, ANZ followed most other banks in Australia. We introduced electronic transaction channels and reduced the size of our branch network. We improved our pricing disciplines and worked hard to reduce our processing costs. At the same time, we invested in the development of leading retail products. Our growth in credit cards and mortgages is evidence of our success in building strong specialist product businesses.

In financial terms, this strategy was very successful for shareholders. But it was not sustainable for customers or the community. By closing branches we damaged our reputation with the community and reduced our ability to talk to our customers about their needs and how we could help meet them. Ultimately, a decline in staff and customer satisfaction will translate into lower returns for shareholders.

We knew we had to change.

Re-energising our business

The first decision we took, in 2000, was to stop closing branches in rural Australia. This decision remains in place and, in the past 12 months, we have started to open new branches and add more ATMs. Being present where our customers want us to be is a core part of our strategy – it is part of putting “retailing” back into retail banking.

Last year, we went one step further and established a program to reconnect with local communities. We did this by devolving our personal banking business into small, community-based businesses, each with a Local CEO in charge. Our local teams treat their business and the customers as their own. They have their own profit and loss statement and increasingly share in the local results they create.

In our Rural Banking business, the local business model is best established. Here, our local teams look after all customers that live in the community, including personal customers, small businesses and agribusinesses. By giving our people and customers the confidence that ANZ will be there for them come rain or shine, we are being rewarded with higher productivity and more business.

Investing in branches

To deliver a professional retailing environment we need to invest in our branch network. During the year, we have refurbished more than 100 branches and increased the focus on sales training and merchandising. We have developed a new telling platform, which will be rolled out to all branches in the 2004 financial year.

This strategy of investment and growth has re-energised our network and our people. Things have started to change.

The market is recognising our progress. In 2003, Personal Investor magazine named us Banking Institution of the Year, Savings Institution of the Year and Agri Lender of the Year in Australia.

Winning new customers

We are confident the investments we are making in our product businesses and in distribution will translate into higher customer satisfaction and market share. We continue to grow our credit card and mortgage businesses, and in the last 18 months, we have made good progress in building our position in transaction banking and deposits. In 2002, we introduced two new, lower cost transaction accounts and, since then, we have added approximately 100,000 new customers to ANZ.

We have also improved access to banking services for those on low incomes and pensions. Our Access Basic Account provides effectively fee-free banking for customers with a health care card.

Acting to fix problems

Meanwhile, we know that things don’t always go the way we plan. And when they do go wrong, we sometimes take too long to fix the issues for our customers. Addressing this has become a top priority.

We have started by setting ourselves targets around problem and complaint resolution, and made these part of our Customer Charter. We have appointed a Customer Advocate to ensure that more protracted complaints are resolved fairly, and that we report each year on our progress.

We are also trying to improve the understanding of financial services in Australia. We have taken the lead by commissioning Australia’s first comprehensive study on financial literacy, supported by a range of initiatives to assist customers with their financial literacy needs (see page 26).

Anyone who has stood in a queue, waited for someone to answer the phone or thought about approaching a competitor after a poor experience knows we still have much to do. We must make the transition if we are going to create a sustainable business for our shareholders, customers and the community we serve.

The strategy for our Personal Banking business is simple. Our aim is to provide our customers with market leading products, reliable service and someone local to turn to. It’s about being the “bank with the human face” and being easy to do business with; part of our journey towards having the customer at the centre of everything we do.

[PHOTO]

Dairy farmer, Mark Disisto, finds ANZ’s flexible financial solutions meet his personal and business needs

We’re improving access by adding ATMs

Points of ATM access

	2000	2001	2002	2003

ATMs	1,045	1,074	1,127	1,192

We are aiming to serve customers in our branches within five minutes – average queue wait times are low*

*Based on mystery shopping survey

We aim to answer all customer calls quickly – percentage of calls answered within 1 minute

[PHOTO]

Business Banking

Ray’s Outdoors has grown from a small Geelong-based retail store to a 17-location operation. Ray Frost, Managing Director, has made his dream a reality – ANZ has been there to assist

[GRAPHIC]

ANZ is rated number one in client satisfaction

ANZ has a traditional strength in providing banking services to businesses and large institutions. We measure that by market share, by the depth of our relationships and the financial performance of our businesses. In 2003, ANZ was the leading bank to 26% of large corporations in Australia and in the middle corporate market we are the primary banker to 29% of businesses.

We regularly check what our clients think of us through market research and this year, of the major Australian banks, ANZ has again rated number one in overall client satisfaction among the corporate and institutional market.

This isn’t something we take for granted. Businesses are demanding in the service they expect. Maintaining our leadership position requires continuous focus on understanding our clients’ business, providing them with creative ideas and solutions, and delivering specialist products and services to meet their needs.

Specialist clients focus

During the 1990s, we lost sight of the fact that the small to medium enterprise (SME) sector also valued this focus rather than a one-sizefits- all approach. As a result, we lost valuable clients and market share. Our specialisation strategy helped us remember and since 2000 we have established a new strategy with new goals for SME banking. We focused on creating a new proposition for clients based on developing our people, creating a sales and service focus and giving greater autonomy to our account managers to listen to and work with clients to meet their needs.

Three years later, the results are plain to see. Client satisfaction has improved and we are now equal with the best of the major banks. We plan to do better. Staff satisfaction has risen from just 30% in 2000 to 80% in 2003. Importantly, we have grown our market share significantly above system growth while carefully managing risk. We have turned a business in decline into one of ANZ’s fastest growing businesses. It’s the power of specialisation and creating a specialist focus on customers.

New specialist products

Specialisation in our investment banking product businesses of Trade and Transaction Services, Capital Markets, Foreign Exchange, Structured Finance and Corporate Financing and Advisory has also enabled us to extend our range of investment banking solutions. For example, ANZ’s Corporate Portal provides clients with a range of online services including foreign exchange, capital markets and trade finance together with financial decision-making tools.

We have continued to extend the product range available to medium-sized corporates through our “Wall Street to Main Street” proposition. We are also using this experience to develop new and innovative products for our small to medium enterprise clients.

Building on the strength of our business banking franchise through specialisation creates a powerful force that continues to allow us to explore opportunities to reshape the business around client needs and create new growth opportunities.

ANZ leads Corporate Banking customer satisfaction*

*Source – Roberts Research 1996-2003

We are growing from an underweight position in Small to Medium Enterprises – Funds under Management growth

Institutional customer relationships – we have the largest market share in Australia*

* Source – Greenwich and Associates 2003

[GRAPHIC]

Systems

How technology transformation makes it easy to do business with us

While we want to put a humanface to banking, it is technology that allows us to provide a personalised, consistent service to our customers. It is technology that empowers our customers and staff with real-time information and access. It allows us to reduce costs, improve productivity, and simplify and automate administrative functions. It is technology that makes our business work for customers, staff and shareholders.

Transforming our business

There are fundamentally two ways of thinking about the technology. The first is all about computing – chips, databases, operating systems, software and other technology elements. It’s focusing on the second way of thinking about technology – extracting value through the application of computing to improve or transform our businesses – which sets ANZ apart.

That is why we have made a substantial investment in technology in recent years to move beyond thinking about specific computing needs in terms of data centres, storage systems or even PCs, to thinking about the entire infrastructure on which our business runs – the infrastructure that connects and supports relationships and transactions within our specialist businesses and with our customers.

Simplifying our infrastructure

In 1998, ANZ’s approach to technology was relatively inwardly focused and based on higher cost complex infrastructure involving six core systems, 15 data networks and many different platforms. Today, technology at ANZ is more customer focused with improved processes and a vastly simpler infrastructure involving two core systems, a single data network and standardised hardware and software platforms.

Managing technology for value

Transforming ANZ’s infrastructure has given us the ability to move into a new phase, where we will seek to extract greater value from our technology investments through back-to-basics performance management.

It involves maximising value from the major projects we have undertaken in the past five years. Including:

•             our new telling system to replace the ageing hardware and software platform we use to serve customers in our branch network

•             common web-based People soft software to replace legacy administration systems

•             our new VisionPlus credit card platform

•             our state of the art image-based cheque and item processing system, and

•             efficiency gains from process re-design in Esanda/UDC.

Skilled and committed people

It also leverages the work we have done in transforming our technology and operations culture, and developing a team of skilled and committed people dedicated to continuous process improvement. Since 1998, we have improved staff satisfaction within our technology and shared services business from 51% to 80%. The result of these programs is that staff turnover has fallen from 18% to just 4% and quality and productivity outcomes have improved significantly.

The challenge ahead is to ensure shareholders get value from those investments through the focused operations management of our technical resources.

We have improved the availability of our 24-hours-a-day, 7-days-a-week services to customers ☒

Our turnaround time for new card applications is now a competitive advantage

Delivering the benefits of re-design with 25% reduction in Esanda/UDC contract processing costs

[PHOTO]

Anastasia Bakolias – a Customer Service Consultant at ANZ’s Call Centre – delivers distinctive customer service every day

[PHOTO]

Community and Environment

Why broadening our thinking about the community is important to all our futures

Rebuilding community trust begins with recognising that our standing in the community is as important to our future as our relationships with customers and staff.

We know that many in our society believe banks have become increasingly detached from the community. Many of the actions which fostered that view arose out of a focus on short-term shareholder value. This undermined customer faith and public trust and diminished the pride staff felt in working for us.

Strengthening local communities

Rebuilding community trust is about acting with fairness and integrity. Contributing to the health of local communities can also play a role.

Recognising this, the ANZ Community Fund pilot was developed to offer our frontline staff the means to work with their communities to identify local issues and provide local solutions. With over 120 projects supported around Australia in the past financial year, the ANZ Community Fund will be extended to all branches with an annual commitment of $1.6 million.

ANZ Community Fund – supporting a variety of local projects

Partnering on financial issues

We have also developed responses to some of the major social issues that involve the financial services industry. These issues include financial literacy and the low level of national savings.

During the year, ANZ commissioned and published the results of the first national survey of adult financial literacy. For the first time, the research provides benchmarks for the measurement of financial literacy across the Australian population. It also identifies aspects of financial products and services that are causing the greatest problems for consumers and those segments of the population that are struggling with financial skills.

ANZ has committed to improve financial literacy in Australia, particularly among its own customers. We are integrating the learnings from the survey into our business operations, training our people so they can identify and assist customers facing financial difficulty and establishing a community partnership to develop an adult education program.

This year, we have trained over 3,500 service consultants in branches throughout Australia and introduced a booklet titled “Kick-start your financial fitness” to help people who want to use and manage their money more effectively. Our Consumer Finance business has also developed a website and series of brochures to assist customers and the community to better understand how credit works.

In partnership with the Brotherhood of St Laurence, we have also introduced Saver Plus – Australia’s first matched savings program. It encourages families on lower incomes to regularly and consistently save for costs associated with their child’s secondary schooling. Participants will also receive financial education training. The Saver Plus pilot aims to help 300 Australian families on lower incomes reach a savings target and encourage or establish a savings habit.

The first Saver Plus pilot commenced in Frankston, Victoria. ANZ and the Brotherhood are now working with Berry Street Victoria and The Benevolent Society to conduct further programs in Shepparton, Victoria, and Campbelltown, New South Wales.

[PHOTO]

Tamara Lovering from ANZ Kingscote, South Australia, and Jim Gorman from Kangaroo Island Food Group, support an ANZ Community Fund activity – packing food parcels for people in need

[PHOTO]

Changing environmental impacts

ANZ also believes that it has an obligation to shareholders and society to operate as efficiently as possible to reduce its environmental impacts. It is part of being a well-managed business. This includes our direct impacts – the resources we use in carrying out our operations such as energy, paper and travel, and our indirect impacts – such as the impacts of our customers to whom we lend and invest in.

In 2003, ANZ undertook a thorough assessment of its environmental impacts and examined its performance in managing those impacts against some of its international peers. We also consulted and engaged our staff and community groups on how improvements can be made to reduce both our direct and indirect impacts.

Improving our performance

Building on ANZ’s existing programs we have undertaken a number of new initiatives to assist in managing our direct impacts. These include:

•             appointing a full-time environmental manager to coordinate activities and develop our systems

•             examining our supply chain and assessing ways to integrate environmental criteria into our purchasing decisions

•             developing a set of corporate improvement targets and specific initiatives to meet these

•             continuing to work on achieving our commitments to the Federal Government’s Greenhouse Challenge program

•             becoming a signatory to the United Nations Environment Programme Finance Initiatives and engaging a range of external stakeholders

•             reviewing our existing environmental lending policy and procedures

•             engaging ANZ’s external auditor to review our data measurement systems and verify the environmental baseline we established.

Further details on ANZ’s environmental program and performance can be found at www.anz.com/sustainability.

New lending opportunities

Sustainability also creates new lending and investment opportunities. During the past year, a number of business units have been exploring the demand for new “green” lending products.. ANZ’s Infrastructure Services business has been active in the renewable energy area and has recently partnered with Spain’s EHN to pursue new wind power opportunities in Australia. Our International Structured Finance business is also pursuing new lending opportunities in the growing renewable energy market in Europe.

Leadership

Transforming
our financial
performance
and culture

[PHOTO OF BOB EDGAR]

Bob Edgar

Chief Operating Officer

[PHOTO OF JOHN MCFARLANE]

John McFarlane

Chief Executive Officer

[PHOTO OF PETER MARRIOTT]

Peter Marriott

Chief Financial Officer

[PHOTO OF PETER HAWKINS]

Peter Hawkins

Group Managing Director,
Group StrategicDevelopment

When we created ANZ’s specialisation strategy in 2000, we knew that it would only work if we created a very different approach to leadership and culture.

We recognised that the one-dimensional concept of leadership – the person at the top whom others follow – disappeared 20 years ago. At ANZ, everyone in the organisation has to be a leader. We have brought this about by creating an environment where leadership can be fostered across all levels in the Group.

Business leaders within ANZ shape the destiny and nature of their business. They build its capability to grow, they improve its effectiveness and they ensure the delivery of results. Our new leaders are at all levels of the organisation: the people at the moment of contact with our customers or those at the moment of decision who are accountable for that decision.

Our approach to leadership is to foster an environment where people have the freedom and responsibility to achieve more than they thought they could. This is turning our culture into a unique competitive asset.

The ANZ organisation

Consumer	Corporate	New	Esanda/UDC	Personal	Mortgages	Institutional	Asia	Operations,
Finance		Zealand		Banking		Financial	Pacific	Technology
		Banking		and Wealth		Services		& Shared
				Management				Services and
Corporate Centre

[PHOTO OF ELMER FUNKE KUPPER]

Elmer Funke Kupper

Managing Director,

Personal Banking and Wealth

Management Australia

[PHOTO OF CHRIS COOPER]

Chris Cooper

Managing Director,

Mortgages

[PHOTO OF MARK LAWRENCE]

Mark Lawrence

Chief Risk Officer

[PHOTO OF GREG CAMM]

Greg Camm

Managing Director,

New Zealand

[PHOTO OF ELIZABETH PROUST]

Elizabeth Proust

Managing Director,

Esanda

[PHOTO OF SHANE FREEMAN]

Shane Freeman

Group General Manager,

People Capital

[PHOTO OF GRAHAM HODGES]

Graham Hodges

Managing Director,

Corporate & Small to Medium

Enterprise Banking

[PHOTO OF GRAHAME MILLER]

Grahame Miller

Managing Director,

Major Investment Programs

[PHOTO OF DAVID BOYLES]

David Boyles

Chief Operations Officer

[PHOTO OF BRIAN HARTZER]

Brian Hartzer

Managing Director,

Consumer Finance

Business Profiles

Consumer Finance

Brian Hartzer, Managing Director Consumer Finance

Consumer Finance includes: Cards Issuing (Australia, New Zealand and Indonesia) providing credit and charge card services including loyalty programs; Cards Acquiring (Australia and New Zealand) providing debit and credit card processing; and Personal Loans (Australia and New Zealand) providing unsecured personal installment loans.

Staff satisfaction 81% (up from 75% in 2002)

$m	2003	2002	%
Operating income	713	694	3
Operating expenses	-347	-310	12
Provisions	-152	-161	-6
Profit before tax	214	223	-4
Income tax expense (A)	-70	-73	-4
Net profit	144	150	-4
Cost to income ratio (CTI)	48.0%	43.7%	10
Staff (FTE)	1203	1156	4

Performance

Profit – Decreased by 4% due to impact of $38 million one-off pre-tax charge as a result of an under accrual of loyalty points going back to 1999, $20 million of which related to 2002. After adjusting for this, profit reflected strong growth in lending volumes, merchant turnover and cardholder spend. Operating expenses were up 12% due to volume growth and increased amortisation costs of new technology and MultiPOS network.

CTI – Increased due to the impact of loyalty under accrual.

Risk Management – Strengthened financial control and compliance frame work through clear management focus and building people capability.

Staff – Increased due to a new customer services team of 124 established to handle calls associated with the Reserve Bank interchange reforms. Excluding this team, FTEs were down 7% as a result of back office initiatives. During the year, significant investments were made in workplace quality, with the move to a new state-of-the-art facility, and in ongoing learning as a key capability.

Achievements

Product innovation – Reshaped product set across the Australian Cards Issuing portfolio to address the impact of the Reserve Bank interchange reforms and ensure leading products for each customer segment. Launched ANZ Low Rate MasterCard and ANZ Frequent Flyer Diners Card.

Increased merchants with ANZ MultiPOS facilities – Delivered 20% growth in the number of merchants in the small business segment.

Maximised technology investments – Delivered efficiency and service quality gains with average operational cost per account down 16% and 90% of new applications processed within 24 hours. Developed in-house capability to administer our loyalty program, producing 21% annualised savings in loyalty management.

Controlled geographic expansion – Purchased a 40% joint venture interest in the credit card business of Metrobank in the Philippines.

Goals

•         Minimise the impact of the Reserve Bank reforms, while leveraging our strong credit card product set and execution capabilities to grow share in attractive segments.

•         Continue to build new revenue streams through product innovation, cross-selling, and controlled geographic expansion.

Corporate

Graham Hodges, Managing Director Corporate and Small to Medium Enterprise Banking

Corporate comprises two businesses: Small to Medium Enterprises Australia (SME), which provides banking services for businesses with turnover up to $10 million; and Corporate Banking Australia, which manages customer relationships and develops financial solutions for businesses with turnover $10 million to $100 million.

Staff satisfaction 85% (7% improvement on 2002)

$m	2003	2002	%
Operating income	653	604	8
Operating expenses	-219	-212	3
Provisions	-48	-46	4
Profit before tax	386	346	12
Income tax expense(A)	-116	-104	12
Net profit	270	242	12
Cost to income ratio (CTI)	33.5%	35.1%	-5
Staff (FTE)	1597	1487	7

Performance

Profit – Increased by 12% with net interest income growth of 9% due to strong volumes in both deposits and lending. Business growth resulted from an increased geographical presence, a focus on industry specialisation and stronger sales disciplines.

CTI – Decreased as efficiency of the business continues to improve.

Risk Management – Overall portfolio risk profile remains strong. Provision for doubtful debts increased 4% against a 19% growth in lending volumes. However, net specific provisions rose 16% in 2003 largely reflecting problems with two large corporate loans. Credit quality in the SME sector remains sound.

Staff – Increased total staff due to additional investment in frontline and business-related support. Investment in people and business culture reflected in improved customer satisfaction.

Achievements

Maintained strong growth in the business – Expanded the business in geographic areas where ANZ was previously underrepresented and in specialist business such as franchising; expanded ability to deliver more sophisticated solutions to our Corporate Banking customers.

Continued to recruit skilled people – Over 100 additional staff employed for new frontline and specialised business roles.

Improved customer service efficiency – Established a Corporate “middle office” to free up frontline time to serve customers; developed straight through processing for loans and customer documentation.

Continued to create value for corporate customers – Maintained strong focus on offering corporate customers the full range of banking services and leading the market in delivery of sophisticated financial solutions.

Goals

•         Maintain strong business growth.

•         Continue investing in process and platform efficiencies to ensure it is easier for customers to do business with ANZ.

•         Build on specialised business success in SME and solutions-based proposition in Corporate Banking.

•         Build staff and management capabilities.

New Zealand Banking

Greg Camm, Managing Director

New Zealand Banking

NZ Banking provides banking services, including wealth management, for personal, small business and corporate customers in New Zealand through branches, call centres, relationship managers and online banking.

Staff satisfaction 88% (up from 83% in 2002)

$m	2003	2002	%
Operating income	538	490	10
Operating expenses	-314	-281	12
Provisions	-13	-13	0
Profit before tax	211	196	8
Income tax expense(A)	-70	-65	8
Net profit	141	131	8
Cost to income ratio (CTI)	58.4%	57.3%	2
Staff (FTE)	2535	2371	7

Performance

Profit – Increased 8% driven by an appreciation in the New Zealand dollar. Excluding the exchange rate impact, profit was flat. This was due to flat fee growth as we improved the competitiveness of our product ranges; and increased frontline branch staff numbers to improve customer service.

CTI – Increased by 2%, reflecting the investment in frontline staffing as part of the Restoring Customer Faith program in Personal, and increasing capacity in Business and Rural.

Risk Management – Credit quality remains sound with provision for doubtful debts charge falling 5% (in local currency terms) despite solid lending growth of 13%. This reduced cost has been driven by the continued reduction in the risk profile of the Corporate and business lending portfolio. Economic loss provisions remain well in excess of net specific provisions.

Staff – Increased total staff reflecting investment in frontline staffing in New Zealand Personal and Business and Rural to improve service and sales including extending branch operating hours to weekends.

Achievements

Increased the number of customer-facing staff –Increased staffing in branches by 5%; increased number of Mobile Mortgage Managers; increased number of relationship management staff in Business and Rural.

Top ranking in Corporate Banking sector – Attained number 1 ranking for market share and customer satisfaction in Corporate Banking (page 23).

Improved retail customer satisfaction – Most improved of any bank in NZ according to Consumer magazine annual survey and AC Neilson Consumer Finance Monitor (September quarter 2003). Ranked third for service, up from fifth last year.

Upgraded the branch network and increased branches in key geographical growth cities – Opened one new branch, several others in advanced planning. Planning for full re-signage and upgrade completed.

Goals

•         Launch campaign to re-invigorate the brand, supported by product-specific campaigns.

•         Maintain Corporate Banking’s number one ranking for customer satisfaction.

•         Continue growth in the business segment and strengthen the rural business.

•         Roll-out needs-based sales training programs to frontline staff in branch network.

•         Complete re-vitalisation of the branch network.

Esanda/UDC

Elizabeth Proust, Managing Director

Esanda

Esanda/UDC delivers motor vehicle and equipment finance; equipment operating leases and management services; fleet management services; and investment products through Esanda (Australia), Esanda Fleet Partners (Australia & New Zealand) and UDC (New Zealand) and Specialised Asset Finance (Australia).

Staff satisfaction 79% (up from 77% 2002)

$m	2003	2002	%
Operating income	429	399	8
Operating expenses	-182	-180	1
Provisions	-63	-69	-9
Profit before tax	184	150	23
Income tax expense(A)	-57	-47	21
Net profit	127	103	23
Cost to income ratio (CTI)	42.0%	44.6%	-6
Staff (FTE)	1311	1303	1

Performance

Profit – Increase underpinned by 4% growth in net interest income resulting from strong asset growth and solid margins in all segments. Other income increased by 25% driven by fees on higher business volumes, profits on end-of-lease vehicles sales and commissions on increased insurance writings.

CTI – Improved due to strong income uplift, whilst expenses were held relatively flat with further back office operating efficiencies being achieved.

Risk Management – The focus was on the delivery of robust pricing models and assessment tools. We continued to streamline processes and more efficiently access customer risks.

Staff – Training was a key priority with significant investment made in skills training and leadership development.

Achievements

Positioned the business to capture growth opportunities – Achieved strong growth rates in new business writings: motor vehicle finance 18%; equipment finance 26%; fleet management services 26%; equipment operating leases 24%.

Continued to improve profitability – Profit after tax increased by 23%.

Provided an operationally excellent platform – Launched a comprehensive end-to-end re-design project; analysis and design phases completed.

Attracted and retained talented people – Focused on improving leadership capabilities with 80 staff in the “Inspiring Leaders” program. Piloted leadership development program for female managers. Introduced new Talent Program to develop management skills of junior staff.

Goals

•         Grow usage segment and lift returns on traditional asset finance business.

•         Redevelop and revitalise our brand.

•         Improve sales capability through improved training and new incentive scheme.

•         Progress implementation of operationally excellent platform and expand to New Zealand and Esanda FleetPartners.

(A)     Includes outside equity interest

Personal Banking and Wealth Management

Elmer Funke Kupper, Managing Director Personal Banking and Wealth Management

Personal Banking and Wealth Management includes Banking Products and Transaction Services; ANZ’s joint venture with ING; Personal Banking and Rural Banking; Private Banking and ANZ Financial Planning.

Staff satisfaction 83% (8% improvement on 2002)

$m	2003	2002	%
Operating income	1648	1670	-1
Operating expenses	-1048	-1062	-1
Provisions	-27	-24	13
Profit before tax	573	584	-2
Income tax expense (A)	-151	-181	-17
Net profit	422	403	5
Cost to income ratio (CTI)	63.6%	63.6%	0
Staff (FTE)	6822	6679	2

Performance

Profit – Increased by 5%. Stronger second half of the year with good momentum on the back of a strong mortgage market, higher sales productivity across the branch network and improved equity markets.

CTI – CTI was flat.

Risk Management – Significant training program for frontline staff in service and sales skills and to ensure compliance with the Financial Services Reform Act. Net specific provisions for credit losses remained low at $19 million despite strong growth in rural lending.

Staff – Added staff to improve customer service and support higher sales. Staff absenteeism decreased. Increased training investment.

Achievements

Invested in frontline training and technology – More than 4,200 staff trained on service and sales skills, with new merchandising to support the sales process. Piloted new telling platform for rollout in 2004.

Improved share in core deposits – Received industry award for Access transaction accounts. Added approximately 100,000 new customers to ANZ since new products launched in 2002.

Launched full set of deposit products – Relaunched savings products and achieved deposit growth targets. Our cash management trust, V2+, reached $6 billion for first time. Improved deposit market share.

Improved cross-sell of wealth management and insurance products – Despite a weak equity market, the ING Joint Venture improved its relative market position. Insurance cross-sell performance improved significantly from a low base.

Goals

•         Maintain product leadership.

•         Improve sales productivity and cross-sell.

•         Continue to build our Human Face.

•         Improve service delivery.

Mortgages

Chris Cooper, Managing Director Mortgages

Mortgages provides housing finance to consumers in Australia and New Zealand for both owner occupied and investment purposes.

Staff satisfaction 73% (down from 79% in 2002)

$m	2003	2002	%
Operating income	598	541	11
Operating expenses	-179	-160	12
Provisions	-31	-28	11
Profit before tax	388	353	10
Income tax expense (A)	-118	-106	11
Net profit	270	247	9
Cost to income ratio (CTI)	28.8%	28.3%	2
Staff (FTE)	1264	1047	21

Profit – 9% increase driven by a 22% growth in the Australian mortgage portfolio, with record sales volume being written through all key channels. New Zealand mortgage business experienced strong growth in the September 2003 quarter following a period of flat or reducing volumes in 2002.

CTI – Increased due to higher numbers of staff required to process record mortgage volumes and maintain our service levels.

Staff – Added staff to meet increased customer volume. People initiatives focused on leadership development, improved training/induction programs and enhanced workforce capacity planning.

Risk Management – Overall delinquencies at historically low levels. Changed approval policies for inner city lending has seen ANZ’s market share decrease in this segment. Delinquencies for inner city lending are not materially different from the total portfolio. Comprehensive portfolio modelling techniques further refined, providing a strong foundation for risk and portfolio management.

Achievements

Achieved above market growth across all channels – Loans outstanding up 22% in Australia and 6% in New Zealand over the year.

Continued to lead the market with award winning products and strong customer service – Leading Cannex product ratings (5 star awards for ANZ Money Saver Home and Residential Loans; 5 Year Fixed Rate Loans), high service rankings in independent customer and broker surveys.

Further built staff and customer advocacy – Improved processing efficiency and customer experience through increased electronic delivery of applications, “straight through” processing and roll-out of eMOS system for brokers and mortgage specialists.

Goals

•         Deliver above market growth in retail and wholesale businesses.

•         Significantly grow the volume of applications received electronically from third-party channels.

Institutional Financial Services

Bob Edgar, Managing Director

Institutional Financial Services

Institutional Financial Services includes Institutional Banking; Trade and Transaction Services; Foreign Exchange; Capital Markets; Structured Finance International; Corporate Financing & Advisory.

Staff satisfaction 77% (up from 76% in 2002)

$m	2003	2002	%
Operating income	1872	1804	4
Operating expenses	-668	-682	-2
Provisions	-165	-173	-5
Profit before tax	1039	949	9
Income tax expense (A)	-267	-234	14
Net profit	772	715	8
Cost to income ratio (CTI)	35.6%	37.7%	-6
Staff (FTE)	2733	2612	5

Performance

Profit – Increased by 8% with the major contributors being strong revenue growth in Institutional Banking and Capital Markets, and a very disciplined cost out come across all businesses. Operating expenses down 2% for the year. Profit was negatively impacted by the Australian dollar appreciation.

CTI – Improved for the year as a result of continuing cost discipline; continues to be world class.

Risk Management – Re-balanced the portfolio to

lower risk sectors; good progress in reducing higher risk off shore exposures, including the UK and US power sectors.

Staff – Increased largely due to ANZ acquiring the Australian trade processing hub of the Proponix Joint Venture (TradeCentrix) in the first half of 2003. Continued developing programs that built the capability of our people across all geographies. Key appointments made in each business and region reflecting the realignment of the structure and to maximise the synergies between the relationship and product businesses.

Achievements

Capitalised on core competencies in each of our business units – The strengths of our leading domestic market positions continued to be leveraged to build viable niche positions offshore.

Increased the range and complexity of our product suite – Product offerings have been dynamically managed, adding new products and segments while discontinuing others.

Addressed credit issues and improved risk mitigation – Improved credit portfolio; reduced size of domestic and offshore customer exposures through lowering of single customer limits; non-core lending exited.

Goals

•         Deepen our domestic leadership position.

•         Develop new revenue streams for sustainable growth.

•         Build a viable offshore franchise that adds value to our global customers by leveraging the strengths of our domestic business.

•         Maintain excellence in risk management.

Asia Pacific

Bob Lyon, Managing Director

Asia Pacific

Asia Pacific includes Retail banking for consumer and business customers and foreign exchange services in the Pacific region; Consumer banking in Asia; ANZ’s share of PT Panin Bank in Indonesia.

Staff satisfaction 82% (9% improvement on 2002)

$m	2003	2002	%
Operating income	309	267	16
Operating expenses	-131	-124	6
Provisions	-10	-10	0
Profit before tax	168	133	26
Income tax expense (A)	-37	-35	6
Net profit	131	98	34
Cost to income ratio (CTI)	41.4%	45.3%	-9
Staff (FTE)	1580	1558	1

Performance

Profit – Increased by 34%. Approximately 77% of profit is derived from PT Panin Bank, Papua New Guinea and Fiji. Sale of bonds in PT Panin and volatility in Pacific currencies combined with ANZ’s strong market position in the region has resulted in a significant increase in foreign exchange earnings.

CTI – Reduced due to increased revenue from Panin (equity accounted revenue) and foreign exchange earnings offset by increased expenditure through increased technology support.

Risk Management – Quality of lending book has progressively increased over the 12 months.

Staff – Over 80% of our management positions are held by national staff. Nationals working outside their home country now account for 23% of our expatriate workforce.

Achievements

Expanded our service – Launched Internet business banking service, Ebiz, in Papua New Guinea, Fiji, Tonga and Cook Islands.

Centralised support functions – Successful in-sourcing of call centre, help desk and finance functions primarily for Pacific operations through Quest, a 100% owned subsidiary, resulting in efficiency gains.

Re-engineered sales and service functions – Following Samoa pilot, commenced installation of queue management systems in major branches in Pacific countries resulting in positive customer feedback.

Strengthened staff skills – 80% of management positions in Pacific now held by nationals.

Goals

•         Standardise our Business Operating Model to be Pacific best practice.

•         Improve decision making around our asset and liability management and pricing practices.

•         Continue centralisation into Quest, our Fiji shared services centre.

•         Further expansion of our sales model focusing on our customer relationships.

Operations, Technology and Shared Services and Corporate Centre(B)

Provides a diverse range of services to the Group. Corporate Centre comprises Group Strategic Development, Group Risk Management, People Capital and including Treasury.

Staff satisfaction 81% (down from 82% in 2002)

$m	2003	2002	%
Operating income	359	344	4
Operating expenses	-140	-141	-1
Provisions	-105	-86	22
Profit before tax	114	117	-3
Income tax expense(A)	-43	-38	13
Net profit	71	79	-10
Cost to income ratio (CTI)	38.8%	41.0%	-5
Staff (FTE)	4092	4269	4

Performance

Profit – Reduced by 10%. Treasury profit reduced $30 million with the low and flat interest rate environment and the maturity of assets, which were written above current market rates.

The Corporate Centre (excluding Treasury) recorded a loss of $24 million compared to a loss of $46 million in 2002. Interest income increased with higher levels of surplus capital and gains on contracts put in place to hedge offshore earnings. A $100 million provision for doubtful debts booked in the Corporate Centre was to recognise greater than expected default rates in the offshore Structured Finance and Institutional Banking portfolios.

Achievements

Replaced Group payroll systems – Implemented new payroll and HR information systems in Australia.

Completed upgrade of corporate banking and customer transaction processing capabilities – Completed Corporate Banking initiatives; implemented improvements leading to better customer response and processing efficiency for Consumer Finance and Mortgages.

Commenced customer access via web for “self service” enquiries on payments, statements and transactions – Installed advanced web-based systems across all Australian and New Zealand operations.

Implemented on-line procurement – Goods & services purchasing increasingly on-line including information technology services and office hardware, stationery and travel. The vast majority of vendors now paid via electronic funds transfer.

Goals

•         Extend customer access via web for “self service” enquiries.

•         Replace New Zealand payroll system.

•         Roll-out new telling platform in branch network.

•         Implement managed vendor project for learning delivery.

•         Expand wholesale funding base.

(A)     Includes outside equity interest

(B)      Significant transactions are excluded from business profiles

Board of Directors

[PHOTO OF DR B WSCOTT AO]

Dr B WScott AO

Independent Non-Executive Director
Company Director

[PHOTO OF MS M A JACKSON AC]

Ms M A Jackson AC

Independent Non-Executive Director
Company Director

Continued focus on corporate governance and disclosure

[PHOTO OF MR J KELLIS]

Mr J KEllis

Independent Non-Executive Director
Company Director

Mr C B Goode AC B Com (Hons) (Melb), MBA (Columbia University, New York), Hon LLD (Melb); Hon LLD (Monash)

(photograph on page 4)
Chairman

Independent Non-Executive Director
Company Director

After 28 years in the finance industry, Mr Goode became a professional non-executive director in 1989.  He became a director of Australia and New Zealand Banking Group Ltd in July 1991 and was appointed Chairman in August 1995.  Mr Goode is Ex-officio member of all Board Committees.  Mr Goode is Chairman of Woodside Petroleum Ltd, Australian United Investment Company Ltd, Diversified United Investment Ltd and a Director of Singapore Airlines Ltd.

Lives in Melbourne. Age 65.

Mr Goode brings relevant skills and significant experience in the finance industry and as a professional non-executive director to his role as Chairman of the Board.

Ms M A Jackson AC B Econ, MBA, FCA

Independent Non-Executive Director
Company Director

Director since March 1994.  Ms Jackson is a member of the Audit Committee, Risk Management Committee, Compensation Committee and Nominations & Corporate Governance Committee.  She is Chairman of Qantas Airways Ltd and Chairperson of Method st Ladies College.  Director of The Brain Research Institute, Billabong International Ltd and John Fairfax Holdings.  Board Member of Howard Florey Institute of Experimental Physiology and Medicine and member of the Foreign Affairs Council.

Lives in Melbourne. Age 50

A Chartered Accountant, Ms Jackson has broad industrial experience including her involvement in transportation, mining, the media, manufacturing and insurance.  This expertise coupled with her work in health and education contribute to her role on the Board.

Dr B W Scott AO B Ec, MBA, DBA

Independent Non-Executive Director
Company Director

Director since August 1985.  Dr Scott is Chairman of the Nominations & Corporate Governance Committee and Compensation Committee, and Member of the Audit Committee and Risk Management Committee.  Chairman of Management Frontiers Pty Ltd, and The Foundation for Development Co-operation Ltd.  Director of Air Liquide Australia Ltd and the James N.  Kirby Foundation Ltd.  Australian member of the Board of Governors of the Asian Institute of Management.  Former Chairman of the Australian Government’s Trade Development Council (1984 – 1990).  Former Federal President, Institute of Directors in Australia (1982 – 1986).

Lives in Sydney. Age 68.

A management consultant and company director, Dr Scott’s extensive skills and experience in a range of business sectors and community organisations contribute to his role as a non-executive director.

Mr J K Ellis MA (Oxon) FAICD, Hon FIE Aust, FAusIMM, FTSE

Independent Non-Executive Director
Company Director

Director since October 1995.  Mr Ellis is Chairman of the Risk Management Committee and a member of the Compensation Committee.  He is Chairman of Pacifica Group Ltd, Black Range Minerals Ltd and Director of GroPep Ltd.  He is Chairman of Australia-Japan Foundation and the National Occupational Health and Safety Commission.  He is also Chancellor of Monash University and a former Chairman of BHP.

Lives in Melbourne. Age 66.

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education.

Board of Directors

Commitment to shareholder contact

[PHOTO OF MR J C DAHLSEN]

Mr J C Dahlsen

Independent Non-Executive Director
Company Director

[PHOTO OF DR R S DEANE]

Dr R S Deane

Independent Non-Executive Director
Company Director

[PHOTO OF MR D M GONSKI]

Mr D M Gonski

Independent Non-Executive Director
Company Director

Mr J McFarlane OBE MA, MBA
(photograph on page 7)
Chief Executive Officer

Appointed October 1997.  Directorships include The Business Council of Australia and the Australian Graduate School of Management.  Mr McFarlane is a former Group Executive Director, Standard Chartered Plc (1993 – 1997), Head of Citibank, United Kingdom (1990 –1993), Managing Director, Citicorp Investment Bank Ltd  (1987 – 1990), Director of the London Stock Exchange (1989 – 1991).

Lives in Melbourne. Age 56.

Mr McFarlane brings skills and experiences in banking and finance which are relevant for his role as Chief Executive Officer.

Mr J C Dahlsen LLB, MBA (Melb)

Independent Non-Executive Director
Company Director

Director since May 1985.  Mr Dahlsen is Chairman of the Audit Committee and a member of the Risk Management Committee and Compensation Committee.  Mr Dahlsen is a former Consultant to and Partner of the legal firm Corrs Chambers Westgarth.  He is Chairman of Southern Cross Broadcasting (Australia) Ltd, Director of The Smith Family, J C Dahlsen Pty Ltd Group and the Warehouse Group Ltd of New Zealand.  He is a former Chairman of Woolworths Ltd, Melbourne Business School Ltd, The Herald and Weekly Times Ltd and a former Deputy Chairman of Myers Emporium Ltd.

Lives in Melbourne. Age 68.

The skills and expertise that Mr Dahlsen has developed in his legal career together with his experience in the media, not-for-profit, banking, retail and small business sectors ensure that he brings an understanding of the law and business to his role as a non-executive director.

Dr R S Deane PhD, B Com (Hons), FCA, FCIS, FNZIM

Independent Non-Executive Director
Company Director

Director since September 1994.  Dr Deane is a member of the Risk Management and Compensation Committees, and Chairman of ANZ Banking Group (New Zealand) Ltd.  He is Chairman of Telecom New Zealand Ltd, Fletcher Building Ltd and Te Papa Tongarewa (Museum of New Zealand).  He is a Director of Woolworths Ltd.

Lives in Wellington, New Zealand. Age 62.

Dr Deane has skills and experience in a variety of activities including the government sector, banking and finance, economics, telecommunications, and with charitable and cultural organisations.

Mr D M Gonski AO B.Com, LL.B (University of NSW)

Independent Non-Executive Director
Company Director

Director since February 2002.  Mr Gonski is a member of the Risk Management Committee, Compensation Committee and Nominations & Corporate Governance Committee, and represents the Group as Director of ING Australia Ltd.  He is Chairman of Coca Cola Amatil Ltd and Investec Wentworth Pty Ltd, and Director of Westfield Holdings Ltd and John Fairfax Holdings Ltd.  Mr Gonski is Chairman of the National Institute of Dramatic Art (NIDA), the Art Gallery of NSW, the Australia Council and the Sydney Grammar School Trust.

Lives in Sydney.  Age 50.

Mr Gonski, a lawyer, has a wide experience in business, the law and investment banking.  He also brings to his role on the Board an appreciation for the community through his work in the arts and the not-for-profit sector.

Corporate Governance and the Board

Continued focus on corporate governance and disclosure

Good governance and quality disclosure are important to ANZ.  ANZ’s Board is acutely aware of the responsibilities it has for stewardship and accountability to shareholders.  The Board works closely with management to ensure that issues of disclosure, transparency, due process and propriety are continually under review and maintained at consistently high levels.

While corporate governance has long been an active consideration for the ANZ Board, it decided to establish a new committee, the Nominations & Corporate Governance Committee, at the start of the 2002/2003 financial year.  The Committee undertakes in-depth analysis and review of major corporate governance issues and brings recommendations and advice to the full board.

In June 2003, ANZ was included in a review by Governance Metrics International (GMI) of corporate governance and disclosure practices of the top 50 ASX companies.  GMI ranked ANZ above average for Board accountability, shareholder’s rights and corporate behaviour, remuneration and financial disclosure.

During the year, there has been considerable focus on many aspects of corporate governance.  These have included are view of Board performance, fine-tuning policy, and procedural and governance requirements.  In addition, attention has been directed to the external environment and to various reports and standards being set in a much more active regulatory regime.  Please refer to the box below for further detail on some areas of focus.

Commitment to quality shareholder communication

ANZ is committed to providing shareholders with quality information in a timely manner.  This continuous disclosure is underpinned by ANZ’s Market Disclosure Policy (see page 42).  Communication with shareholders across Australia and overseas is generally through results announcements, the Annual Report, briefings, newsletters and the shareholder site on www.anz.com.  In addition, ANZ complies with the continuous disclosure obligations under the Listing Rules of the ASX which are supplemented by Australian Corporations Legislation.  Information provided to the ASX is posted on the ASX website.

This year several shareholder meetings were held including:

•                            Annual General Meeting – 13 December 2002 – Perth, Western Australia

•                            Shareholder Meeting – 21 February 2003 – Auckland, New Zealand

•                            Shareholder Meeting – 24 February 2003 – Wellington, New Zealand

•                            Shareholder Meeting – 14 August 2003 – Adelaide, South Australia

In addition, a General Meeting was held on 13 August 2003 in Melbourne to consider matters associated with management strategy.  The specific resolutions confirmed approval of a buy-back agreement relating to redeemable preference shares, issued by ANZ in 1998, amended ANZ’s constitution to facilitate the issue of preference shares, and approved the issue of ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS).  These resolutions represented a “self-contained” package designed to enhance management flexibility.

Continued recognition for our quality disclosure

ANZ’s commitment to quality financial disclosure and transparent reporting continues to be recognised.  During the financial year, ANZ received a number of awards specifically for the 2002 Annual Report including:

•                            International – ARC International Awards – Gold Award in the Banking and Finance category

•                            Australasia – Australasian Reporting Awards – Silver Award

•                            New Zealand – Instituted of Chartered Accountants of New Zealand – Commended for corporate governance reporting in the 2002 Annual Report.

ANZ has again been recognised for the quality of its dealings with the investment community, with the release of the Reuters/Institutional Investor Asia Equities Report in July, specifically for:

•                            Best CEO in Australia

•                            Best CFO in Australia

•                            Best Investor Relations in Australia

•                            Best Corporate Governance.

The Board works in a culture of diligence and commitment

Board responsibility

The Board is responsible to shareholders for the governance of the Group, its operations and financial performance.  To this end, it sets the strategic direction and financial objectives for the Group.  It delegates responsibility for the capital management of ANZ to the Chief Executive Officer and senior management.  The Board is also responsible for ensuring that ANZ has appropriate governance arrangements in place to for the benefit of all stakeholders.

The Board aims to carry out its responsibilities so as to create and to build sustainable value for the benefit of shareholders, employees, customers, and the community.  The Board has adopted a Charter (available on www.anz.com) which sets out, among other things, the roles and responsibilities of the Board.  The responsibilities include:

•         Appointing the Chief Executive Officer, and reviewing his/her performance and remuneration

•                            Approving objectives, strategies and budgets, and monitoring and assessing management’s performance in achieving these

•                            Monitoring compliance with regulatory requirements, and ensuring that the Group and its employees are meeting the highest standards of ethics and integrity

•                            Approving policies and overseeing governance and compliance practices relating to management of risk, conduct of audit, health and safety, people management, corporate sustainability, and customer service.

Major corporate governance issues addressed by the Board include:

International

•                            International Financial Reporting Standards (IFRS) – From 1 January 2005, all Australian entities will be required to prepare their financial statements under the IFRS as adopted by the Australian Accounting Standards Board (AASB).  ANZ has established a formal project, monitored by a steering committee, to ensure that ANZ is prepared to report for the first time under IFRS when the results for the half-year ended 31 March 2006 are announced.

•                            New Basel Capital Accord – A new framework known as “Basel II” has been designed to improve the stability of the global financial system through encouraging improved risk management practices and requiring banks to hold capital commensurate with their risk profile.  The new Accord is scheduled to commence in ANZ in 2006 for a year of parallel running with the current Accord with full implementation from 2007.  A central project team, reporting to a steering committee, is working with all areas of ANZ to ensure that systems and processes are ready for the change.

Australia

•                            Financial Services Reform Act – ANZ was granted its new Australian Financial Services Licence effective from 1 October 2003.  The licence is granted under provisions of the Corporations Act 2001 that were introduced by the Financial Services Reform Act 2001.  These provisions aim to provide a uniform and transparent system of licensing, product information disclosure and requisite levels of training for the financial services industry.  The Group will remain focused on related staff training.

•                            Code of Banking Practice – Released by the Australian Bankers Association (ABA) in August 2003 and adopted by ANZ in the same month, this voluntary code of conduct sets standards of good banking practice covering personal and small business customers.  ANZ sees this code as an opportunity to further improve the services provided to our customers.

Directors’ meetings and shareholdings

The number of Board meetings and meetings of committees during the year the director was eligible to attend, and the number of meetings attended by each director were:

Directors	Board	Risk Management	Audit Committee	Compensation Committee	Nominations & Corporate Governance Committee	Executive Committee	Shares Committee	Committee of the Board	Beneficially Held		Non-Beneficially Held Shares

									Shares(1)	Options(2)
	A:B	A:B	A:B	A:B	A:B	A:B	A:B	A:B
J CDahlsen	11:11	10:8	7:7	3:3	—	1:1	1:1	2:2	83,400	—	8,500
Dr R S Deane(3)	11:11	10:7	—	3:3	—	—	—	—	75,000	—	—
J K Ellis	11:11	10:9	—	3:3	—	—	1:1	—	69,198	—	—
D M Gonski	11:11	10:7	—	3:2	3:3	—	—	—	2,099	—	—
C B Goode	11:11	10:8	7:7	3:3	3:3	2:2	5:5	4:4	268,963	—	146,186
M A Jackson	11:11	10:8	7:7	3:2	3:3	1:1	—	—	77,436	—	—
J McFarlane	11:11	—	—	—	—	2:2	—	3:3	1,292,458	2,750,000	—
Dr B W Scott	11:11	10:9	7:7	3:3	3:3	—	5:5	2:2	71,117	—	—

A Indicates the number of meetings the director was eligible to attend.  B  The number of meetings attended.  The Chairman is an ex-officio member of all Board Committees.

(1)          Shares include deferred shares

(2)          750,000 options are exercisable at $14.78 from 31 December 2003 to 31 December 2004 inclusive; may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the ASX 100 Accumulation Index calculated over the same period.

500,000 options are exercisable at $17.20 from 31 December 2004 to 31 December 2005 inclusive; may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the ASX 100 Accumulation Index calculated over the same period.

500,000 options are exercisable at $17.52 from 31 December 2003 to 31 December 2007 inclusive; one half of the options may be exercised only if the ANZ Total Shareholder Return (“ANZ TSR”) calculated over the period commencing on 31 December 2001 and ending on the last day of any month after the second anniversary of their date of grant (“the relevant period”) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over the same period; the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period.

1,000,000 options are exercisable at $17.41 from 31 December 2004 to 31 December 2007 inclusive; one half of the options may be exercised only if the ANZ Total Shareholder Return (“ANZ TSR”) calculated over the period commencing on 31 December 2002 and ending on the last day of any month after the second anniversary of their date of grant (“the relevant period”) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over the same period; the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period.

(3)          New Zealand Resident

It is also the responsibility of the Board to review the operations of all business units together with the major functional areas of ANZ atleast once each year to satisfy itself that the policy and direction are consistent with the Group.

The Board recognises its overriding responsibility to act honestly, fairly, diligently and in accordance with the law in serving the intererst of ANZ’s shareholders, as well as its employees, customers, and the community.  The Board works to promote and maintain an environment within ANZ that establishes these principles as basic guidelines for all of its employees and representatives at all times.

The Board met 11 times this year with separate committees meetings.  Details of directors’ attendance can be found in the table above.

With the increasing focus on corporate governance in recent times, there has been a large increase in the workload of non-executive directors.

Access to Directors

Management consults with directors as required.  Employees and shareholders have access to the directors either directly or through the Company Secretary.

The Board is comprised of individuals with an excellent understanding of how corporations work

Other regions

•                  United States of America – As a foreign registrant with the United States Securities and Exchange Commission and as a listed company on the New York Stock Exchange, ANZ must ensure compliance with the Sarbanes-Oxley Legislation and the New York Stock Exchange Corporate Governance Listing Standards.

Consistent with this legislation, management strengthened its internal regulatory compliance oversight function across all aspects of compliance throughout the Group.  In particular, Group Risk Management and Group Finance increased their compliance capabilities to ensure that requirements are met.  Together these two areas significantly raised the profile of compliance throughout ANZ.

•                  United Kingdom – As at the date of this Report, the changes proposed by the Smith and Higgs Reports to the UK Combined Code regarding UK listed companies were still to be determined.  However, ANZ will continue to monitor the proposed changes to ensure that the Group continues to maintain world’s best practice.

Board composition

The Board is chaired by an independent director so there is a division of responsibilities between the Chairman and the CEO.  This is supported by the Board’s Charter that states that the Chairman must be an independent non-executive director and that the majority of the Board must be comprised of independent non-executive directors.

Directors, as a Board and through the Nominations & Corporate Governance Committee of the Board, regularly review the size and composition of the Board.  The ANZ’s constitution provides that,

•                  Stage nine of the Corporate Law and Economic Reform Program (CLERP 9) – was released as  draft legislation in October 2003.  ANZ is monitoring the proposed changes, focusing on the proposals to further improve ways to ensure the independence of auditors and shareholder communication and participation.

•                  Australian Stock Exchange (ASX) Corporate Governance Council – Principles of Good Corporate Governance and Best Practice Recommendations – These principles set out by the ASX serve as a guide for organisations.  ANZ considers these principles important.  We have further expanded our reporting based on the recommendations.  The Board considers that ANZ complies with the requirements in the ASX Recommendations.

Corporate Governance and the Board

at a minimum, the Board must be comprised of five directors. Throughout this year, the Board has comprised eight directors - a non-executive Chairman, six other non-executive directors and the Chief Executive Officer.

Director qualifications and appointments

The Board aims to bring a balance of skills, experience and views to its deliberations.

Directors, as a Board and through the Nominations & Corporate Governance Committee, engage external consultants to assist them in identifying appropriate candidates for consideration as Board members. Candidates are assessed in terms of the depth and breadth of experience and skills considered relevant for ANZ, as well as their personal qualities and communication capabilities. The complementary nature of their distinctive contributions with the other directors is also assessed. Assurances are sought to ensure that a candidate has the capacity to devote appropriate time to this important role.

ANZ’s constitution provides that each director is required to hold, within 3 months of appointment, at least 2,000 fully paid shares in the director’s own right and must continue to hold at least 2,000 shares until the director ceases to hold office. Details of directors’ shareholdings with ANZ can be found on page 39 and are set out in Note 51 of the Financial Statements.

On appointment, directors are provided with information setting out their duties and responsibilities including various Board policies and their entitlements. During 2002-2003, the Directors’ Handbook has been reviewed and updated to meet directors’ requirements in a comprehensive manner.

Performance of Chairman and directors

The full Board is responsible for reviewing the performance of the Chairman.

It is the responsibility of the Chairman, with input from the Nominations & Corporate Governance Committee, to assess the performance of each director.

Retirement

ANZ’s constitution provides that at least one third (or the nearest whole number) of directors must retire at each Annual General Meeting, but are eligible for re-election at that meeting.

An appointee who is filling a casual vacancy has to stand for election at the first Annual General Meeting thereafter.  This requirement does not apply to the Chief Executive Officer, or any director retiring at that meeting in any event.

In addition, ANZ’s Constitution and the ASX Listing Rules require that directors must put themselves up for election every three years. Directors are required to retire at the age of 70 years. Directors appointed since 1993 have agreed to retire after 15 years service. Directors’ independence is reviewed at least annually.

Independence and directors’ dealings

In 2002-2003, the Board instituted a process by which the independence of each non-executive director is reviewed in detail at least annually, and more frequently where a change in position or relationship warrants it.

Following the most recent review, the Board concluded that each of its non-executive directors should be considered independent at this time.

The Board applies the definition of “independence” which is in the Board Charter on www.anz.com >about anz >corporate information >anz policies.

Conflicts of interest and materiality

Over and above the issue of independence, each Director has a continuing responsibility to determine whether he or she has a potential or actual conflict of interest in relation to any material matter, which comes before the Board. Such a situation may arise from outside financial, organisational, representational, professional, or other interest or relationship which might affect, or be seen potentially to affect, the Director’s position to act in the best interests of the Company.

It is also expected that other Board Directors will raise any concerns about possible conflicts of interest on the part of any Director in a material matter at any time.

Materiality may relate to financial significance, strategic significance, competitive significance, or any other matters of commercial or timing significance.

If a conflict or potential conflict arises, the Director may not receive relevant Board papers, may absent himself /herself from Board deliberations on the subject, and may not vote on any related Board resolutions. These matters are duly recorded in Board minutes when they occur.

Other than in their capacity as directors of ANZ, all non-executive directors are deemed not to have a material relationship with ANZ or its associated companies.

Independent advice

In order to assist directors to fulfill their responsibilities, each director has the right, with the prior approval of the Chairman, to seek independent professional advice regarding their responsibilities at the expense of the Group. In addition, the Board and each Committee may obtain whatever professional advice it requires to assist it in its work at the expense of the Group.

Board Committees provide oversight and make recommendations to the Board

Main committees

There are four main Board Committees:

•                  Audit Committee

•                  Risk Management Committee

•                  Nominations & Corporate Governance Committee

•                  Compensation Committee

Each of the four main Committees is comprised solely of independent directors, has its own Charter and has the power to direct any special investigations it deems necessary.

Committee membership is reviewed annually. Membership criteria are based on the relevance of a director’s skills and experience, and their ability to add value to the Committee and complement the membership.

Committee performance evaluations are conducted annually to review each Committee’s performance against its Charter, gather comments on the suitability of its Charter and any areas for improvement, and to set goals and objectives for the upcoming year. A copy of each Committee Charter can be found on www.anz.com >about anz >corporate information >anz policies.

The Chairman is an ex-officio member of all Committees. The Chief Executive Officer, John McFarlane, is invited to attend all Committee meetings. He is not present, however, if this could compromise proceedings. He also does not attend any meeting where his remuneration is considered or discussed. Directors may attend any meeting of a Committee on a subject where they have a special interest.

Board Committee Membership (as at 30 September 2003)

	Audit Committee	Risk Management Committee	Nominations & Corporate Governance Committee	Compensation Committee

Mr John Dahlsen	(C)	☒	☐	☒
Dr Roderick Deane	☐	☒	☐	☒
Mr Jerry Ellis	☐	(C)	☐	☒
Mr David Gonski	☐	☒	☒	☒
Mr Charles Goode	☒	☒	☒	☒
Ms Margaret Jackson	(FE)	☒	☒	☒
Dr Brian Scott	☒	☒	(C)	(C)

(C)= Chairman (FE)= Financial Expert as defined in Sarbanes-Oxley US legislation

The Audit Committee is responsible for the oversight and monitoring of the Company’s financial reporting policies and controls, the work of Group (Internal) Audit, the Audit Committees of subsidiary companies, the integrity of the Company’s financial statements, prudential returns and compliance with regulatory requirements.

The Audit Committee is also responsible for the appointment, evaluation and oversight of the external auditor.

It is Board policy that all members of the Audit Committee be financially literate and that at least one member of the Committee be a “financial expert” as defined in the US Sarbanes-Oxley legislation.

The Audit Committee meets with the external auditor in the absence of management at each of its regularly scheduled meetings. The Chairman of the Audit Committee meets separately and regularly with the head of internal audit and the external auditor.

During the year, the Audit Committee focused on a range of relevant issues including:

•                            Integrity of financial reporting controls and procedures - The Committee received independent advice on the effectiveness of internal controls and procedures, and closely monitored progress on opportunities identified for improvement. To further strengthen controls and procedures, the Committee agreed to implement the Sarbanes-Oxley internal control requirements across the Group in advance of the applicable date. The Committee monitored the progress made on the transition to International Financial Reporting Standards.

•                            Monitoring the work of Group (Internal) Audit - An evaluation of the Group (Internal) Audit function was undertaken. The Committee ensured that management responded in an appropriate and timely manner to issues raised in Group Audit reports. The Head of Group (Internal) Audit now reports directly to the Chairman of the Audit Committee and attends every meeting of the Audit Committee by invitation.

•                            Relationship with revenue authorities - The Committee supported initiatives to promote a collaborative approach to working with the Revenue Authorities to achieve appropriate taxation outcomes. Some long-standing issues with the Australian Taxation Office were resolved.

•                            Maintaining the independence of the external audit function - All non-audit services undertaken by the external auditor must be pre-approved in accordance with the policy on the provision of audit and non-audit services put in place by the Committee last year. The Committee further strengthened the independence of the external audit function through a formal annual evaluation of the external audit and a policy requiring partner rotation.

The Risk Management Committee’s function is to review risk in the business. It is responsible for overseeing, monitoring and reviewing the Group’s risk management principles and policies, strategies, processes and controls including credit, market, balance sheet and operating risk. It may approve credit transactions and other matters beyond the approval discretion of executive management.

This year, the Risk Management Committee reviewed a number of issues including:

•                            Credit risk and customer concentration limits - Stronger policies related to single customer credit limits saw a decrease in risk exposures.

•                            Operational risk and systems - The Committee recommended a more disciplined approach to new software releases. 2003 upgrades/releases have been implemented without interruption to ANZ’s operations.

•                            Compliance awareness - The Committee has supported a Group-wide awareness program to foster a better understanding of new as well as existing compliance requirements and responsibilities.

The Nominations & Corporate Governance Committee’s responsibility is to identify individuals qualified to become Board members and recommend them to the Board for nomination as members of the Board and its committees, to recommend processes for Board performance review and recommend corporate governance principles, practices and procedures for ANZ.

During the year, the Committee focused on a range of issues including:

•                            Independence - A thorough review was conducted of legislation and best practices regarding director independence. The Committee concluded the ANZ policy and related definitions of independence met best practice standards.

•                            Corporate governance - The Committee advised the Board on relevant governance developments including those itemised on pages 38 to 42.

•                            Board performance - The Committee initiated a broad-ranging survey of Board performance and Director effectiveness issues. The results were reviewed and discussed by the Board, and a number of procedures and streamlining initiatives were adopted. The Committee also advised the Chairman regarding appropriate processes for direct individual performance evaluation.

•                            Director’s Manual - The Committee authorised development of a new and comprehensive manual for Directors.

The Compensation Committee makes recommendations to the Board in respect of the Group’s compensation program including any equity-based programs. It also evaluates the performance of and approves the compensation for the senior executive officers and Board appointees (including the Chief Executive Officer) and approves compensation levels and policy guidelines.

Some areas of focus for the Compensation Committee this year were:

•                            Compensation Policy - The Committee reviewed and recommended changes to the policy during the year (pages 43 to 45).

•                            Executive Performance Reviews - The Committee conducts executive performance evaluations on a six-monthly basis with a review of performance as well as potential. Recommendations are made to the Board regarding incentives.

•                            Succession - On an annual basis, the CEO and Committee review the performance and potential of the top 100 executives. Other issues discussed include capabilities and skill development, diversity and succession, opportunities and training initiatives.

•                            $1,000 Employee Share Acquisition Plan - The Committee recommended to the Board the granting of shares to the value of $1,000 to each eligible ANZ employee through the Employee Share Acquisition Plan.

Additional Committees

In addition to the four main Board Committees, the Board has constituted a Shares Committee and an Executive Committee to assist in carrying out its functions.

The Shares Committee has the power to administer ANZ’s Employee Share Plan and Employee Share Option Plan.

The Executive Committee has the full power of the Board and is convened as necessary between regularly scheduled Board meetings. The Board also forms and delegates authority to ad hoc Committees of the Board as and when needed to carry out its functions.

Corporate Governance and the Board

Group (Internal) Audit

Group Audit provides independent assurance that the design and operation of the risk and control framework across the Group is effective. The internal audit function operates under a Charter from the Audit Committee that gives it unrestricted access to review all activities of the Group. The Group General Manager of Group Audit reports to the Chairman of the Audit Committee.

A risk-based audit approach is used to ensure that the higher risk activities in each business are audited each year. All audits are conducted in a manner that conforms to international auditing standards. Audit results also influence incentive compensation of business heads.

Group Audit plays an active role in ensuring compliance with the requirements of supervisory regulatory authorities, including APRA. Group Audit also works collaboratively with the external auditor to ensure a comprehensive audit scope.

The Audit Committee plays an active role in reviewing significant issues arising from internal audits conducted by Group Audit  There is a robust process for ensuring prompt resolution of audit issues, which includes monthly reviews of progress by the CEO and the Chairman of the Audit Committee. The Audit Committee receives formal reports on significant issues until satisfactory action has been taken.

ANZ’s Policies

During the year, the Board reviewed key polices which apply to employees within the Group. Summaries of these policies can be viewed on www.anz.com >about anz >corporate information >anz policies.

Code of Conduct for Directors and Code of Conduct for Employees – These policies set out the ethical standards to which directors and employees are expected to adhere. The Codes require that directors and employees adhere to the law, that they disclose relevant interests that they have, that they act in the best interests of the Group and that they act honestly and ethically in all their dealings.

The policies also cover the confidentiality of information, acceptance of gifts or entertainment and use of ANZ goods, services and facilities.

Code of Conduct for Financial Officers – In addition to ANZ’s Code of Conduct for Employees, ANZ adopted the Group of 100 Code of Conduct for CFOs and Senior Financial Officers. The Code requires that CFOs and Senior Financial Officers influencing financial performance adhere to the principles of honesty and integrity, respect confidentiality of information, declare conflicts of interest, maintain transparency in reporting, exercise diligence and good faith, ensure sound internal controls and set a standard for other financial professionals.

Directors’ Disclosure of Interests Policy and Policy for Handling Conflicts of Interests – The Board has adopted a policy on disclosure of interests which provides processes whereby directors disclose certain interests, and actual or potential conflicts of interest are to be addressed. Details of directors’ dealings with ANZ are set out in Note 51 of the Financial Report.

Employee Indemnity Policy – This policy provides that the Group will indemnify employees against any liability that they incur in carrying out their role subject to meeting certain requirements. Further details on this policy and on indemnities given to certain employees can be found on page 52 of this Annual Report.

Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing – This policy covers Anti-Money Laundering and Anti-Terrorism laws and regulations. It sets out principles related to identification and record keeping procedures, the need for staff awareness and related training, and annual requirements for independent testing and compliance reporting. The policy ensures that ANZ is able to protect its reputation, integrity, assets, liabilities and shareholder funds.

Market (Information) Disclosure Policy – ANZ is committed to achieving best practice in the area of market disclosure. The policy is designed to ensure that there is full and timely disclosure of ANZ’s activities to shareholders and the market. It is important that all shareholders have an equal opportunity to receive or obtain information issued by ANZ. The policy requires that once information is disclosed to the relevant stock exchanges, it be placed on www.anz.com.

Relationship with the External Auditor – As highlighted on page 41, the Board and the Audit Committee’s policy on audit and non-audit services regulates the audit-related and non-audit services that may be conducted by ANZ’s external auditor. It sets in place a formal approval process regarding the provision of non-audit services, which are only considered where they are not perceived to be in conflict with the role of auditor. This approval process is the responsibility of the Audit Committee.

Serious Complaints Process – ANZ has a history of implementing policies and procedures that are consistent with responsible and well-managed business practices. The Serious Complaints Process is an additional mechanism by which ANZ staff, contractors and consultants may voice any concerns they may have regarding any malpractice or impropriety that they find within ANZ. It is intended to operate as a last resort and requires that protection be given to employees against dismissal or penalty as a result of disclosing concerns in good faith.

Share Trading Policy – This policy covers trading in ANZ securities by all employees as well as contractors and consultants engaged by ANZ.

The Share Trading Policy prohibits trading for all persons aware of unpublished ANZ price sensitive information. In addition, it specifically prohibits trading by certain employees, contractors and consultants working in specific areas of ANZ during blackout periods. A blackout period is the six-week period leading up to the day after the announcement of the half yearly and full year result. The Board has also resolved to apply the principles of this policy to directors’ own trading in ANZ shares.

Significant Accounting Policies

Details of the significant accounting policies and any changes in accounting policies made since the date of the last Annual Report are set out on page 56 of this Annual Report and Note 1 of the Financial Report and in the press release available on www.anz.com >shareholders >half year and full year results.

Political Donations

In the year to 30 September 2003, ANZ donated $75,000 to the Liberal Party and $50,000 to the Labor Party.

Compensation

ANZ’s compensation philosophy focuses on creating value for shareholders.

The following underpins ANZ’s compensation philosophy:

•                  Creation of an environment where people can excel with energy and passion;

•                  Focus on creating and enhancing value for ANZ’s shareholders;

•                  Differentiation of individual compensation commensurate with contribution to overall results and according to individual accountability, performance and potential;

•                  Significant emphasis on “at risk” components of total compensation linked to the enhancement of shareholder value through improvements in Economic Value Added™ (EVA™); and

•                  The provision of a competitive compensation proposition to successfully attract, motivate and retain the high quality work force required to deliver on ANZ’s business and growth strategies.

The Role of the Compensation Committee

The Compensation Committee (see page 41) is responsible for (amongst other things):

•                  ANZ’s general compensation program – in consultation with senior management, to review and recommend to the Board for approval, ANZ’s general approach to compensation, and to oversee the development and implementation of compensation programs;

•                  Executive compensation program – to review and recommend to the Board for approval, compensation programs applicable to ANZ’s executives;

•                  CEO compensation – to review and recommend to the Board for approval, corporate goals and objectives relevant to the compensation of the Chief Executive Officer (CEO), to evaluate the performance of the CEO in light of those goals and objectives, and to recommend to the Board the CEO’s compensation level based on this evaluation and other relevant factors (the CEO does not participate in discussion or decisions relating to his own compensation);

•                  Compensation governance – to review and approve any statement on ANZ’s compensation policy and any executive compensation disclosures that may be required by any listing rule, legislation, regulatory body, or other regulatory or legislative requirement, or any statement proposed for inclusion in ANZ’s annual report; and

•                  Non-executive directors’ fees – to review the compensation of non-executive directors annually.

External Advisors (Compensation)

Group People Capital and Independent non-executive directors have, from time to time, received advice from a range of external advisors, including executive search firms.

Non-executive directors

Compensation

Non-executive directors’ fees are determined by the Board of Directors based on advice from external advisors and with reference to fees paid to other non-executive directors of comparable companies.

Non-executive directors’ fees are within the limit agreed to by shareholders at the Annual General Meeting held on 13 December 2002, and are set at levels that fairly represent the responsibilities of, and the time spent by, the non-executive directors on Group matters.

Directors may elect to take all or part of their fees in shares under the Directors’ Share Plan. Under this plan, shares are bought on market for an amount equivalent to the fee that would have been paid to the Director and are held in trust for the Director for at least one year.

Retirement and Termination Benefits

All non-executive directors participate in the ANZ Directors’ Retirement Scheme. Under the ANZ Directors’ Retirement Scheme, a lump-sum retirement benefit is payable to non-executive directors upon their ceasing to be a director. The lump-sum retirement benefit payable where the non-executive director has held office for 8 years or more is equal to the total emoluments paid or payable to the non-executive director in respect of the 3 years immediately preceding the non-executive director ceasing to be a non-executive director. For periods of less than 8 years, a proportionate part of such emoluments is payable. The non-executive directors are not entitled to the statutory entitlements of long service leave and annual leave.

Emoluments

For the year ended 30 September 2003 details of the emoluments for the non-executive directors are set out below:

	Fees Paid
Name	Cash $	Value of deferred shares(1) $	Associated entity board $		Chairman ‘s fee $	Retirement benefit ‘s paid (3) $	Benefits accrued for the year but not paid (3) $	Superannuation contribution $	Total $
C B Goode (Chairman)	76,000	274,000	—		—	—	35,000	10,520	395,520
J C Dahlsen	110,000	—	—		25,000	—	35,000	10,520	180,520
Dr R S Deane	110,000	—	100,996	(2)	—	—	32,042	9,900	252,938
J K Ellis	110,000	—	—		25,000	—	76,563	10,520	222,083
D M Gonski	110,000	—	42,500		—	—	91,854	10,520	254,874
M A Jackson	88,000	22,000	—		—	—	7,500	9,900	127,400
Dr B W Scott	110,000	—	—		25,000	—	32,500	10,520	178,020
Total	714,000	296,000	143,496		75,000	—	310,459	72,400	1,611,355

(1)                    Participation in Director’s Share Plan. Value of shares at the date they were purchased on market

(2)                    Fees paid in NZ$ converted at average exchange rate of 1.1139

(3)                    If each non-executive director had ceased to be director as at 30 September 2003, the following amounts would have been payable: Mr C B Goode $1,015,000, Mr J C Dahlsen $367,500, Dr R S Deane $599,936, Mr J K Ellis $367,500, Mr D M Gonski $91,854, Ms M A Jackson $332,500, Dr B W Scott $363,750

Compensation Structure

ANZ’s compensation structures are designed to meet the needs of the specialised business units and the markets in which they operate.  As a result, the mix of compensation components can vary across the organisation although, where practicable, ANZ applies structures and opportunities on a consistent basis for similar roles and levels. There is a strong emphasis on variable pay opportunities with total employee compensation differentiated significantly on the basis of individual and/or business unit performance.

Executive Compensation

ANZ’s executive compensation policy limits increases in fixed compensation and emphasises “at risk” compensation

The executive compensation program is designed to support the delivery of specific performance targets and the execution of agreed business and growth strategies. This program aims to differentiate compensation on the basis of achievement against both individual and business unit performance targets which are aligned to sustained growth in shareholder value.

The executive compensation program comprises the following components:

•                            Fixed compensation component: salary, benefits and superannuation contributions. The fixed component is generally targeted to the market median levels being paid in the finance industry in the relevant global markets in which ANZ operates.

•                            Variable or “at risk” component:

•                               Short-Term Incentive (STI) consisting of cash and deferred shares, and

•                               Long-Term Incentive (LTI) consisting of performance-hurdled options and deferred shares.

Fixed compensation

The fixed component of executive compensation is reviewed annually based on performance and market data. Increases in fixed compensation are limited, in favour of a strong emphasis on variable compensation.

Variable compensation

The following summarises how the variable components of compensation are determined:

•                            Key Result Areas (performance targets) are set at the beginning of each half-year;

•                            At the end of each half, performance is assessed against targets;

•                            Executives are ranked against peers according to performance;

•                               An executive’s total bonus (STI) is based principally on Business Unit and/or ANZ Group performance, individual ranking and total target reward;

•                               Half of the bonus is paid in cash and half the bonus is allocated as shares deferred for 3 years;

•                            Executives are also assessed and ranked on their future potential:

•                               An executive’s potential, together with their ranking, influences the size of their LTI grant;

•                               LTIs are allocated half as shares deferred for 3 years and half as performance-hurdled options. Shares are allocated at market price and options are allocated on the basis of independent valuations at the time of allocation.

Variable compensation – Short-Term Incentive

Short-Term Incentives encourage executives to support ANZ’s strategic objectives by providing rewards that are significantly differentiated on the basis of achievement against performance targets.

The size of STI payments is based, firstly, on overall group and business unit performance results and, secondly, on individual performance against financial and non-financial measures.  Executives are ranked against their peers with better relative performance attracting a greater proportion of the incentive “pool”.

Short-Term Incentives are paid half in cash and half in shares deferred for 3 years. The STI deferred shares are administered under the ANZ Employee Share Acquisition Plan.

Variable compensation – Long-Term Incentive

Long-Term Incentives are used as a mechanism to link a significant portion of executives’ compensation to the attainment of sustained growth in shareholder value. The size of LTI grants is influenced significantly by individual performance and the assessed potential for executives to deliver on ANZ’s long-term growth and business strategies.

The deferred shares component of the LTI is administered under the ANZ Employee Share Acquisition Plan. The shares are deferred for three years.

The options component of the LTI is administered under the ANZ Share Option Plan. The options can only be exercised between 3 years from grant and when they lapse after 7 years. The following types of LTI options may be granted to executives:

•                            Index-linked options – These options have a dynamic exercise price, i.e. the exercise price will be adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ). As an additional constraint, the option can only be exercised if the adjusted exercise price is equal to or above the original issue price. Index linked options ensure that executives are only rewarded for the true out-performance of ANZ’s share price over and above the movement in the above Index.

•                            Hurdled options – These options have an exercise price set to the market value at the time of allocation. There are two hurdles:

1. Half the options may only be exercised once the ANZ total shareholder return (ANZ TSR) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

2. The other half of hurdled options may only be exercised once ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

Chief Executive Officer

Compensation

Mr McFarlane has an employment agreement with ANZ which terminates on 1 October 2006 and may be extended or renewed by mutual agreement.  The termination arrangements associated with this agreement are described in the section on Retirement and Termination Benefits below.

The structure of Mr McFarlane’s compensation, which is in accordance with his agreement, is as follows:

•                            Fixed Compensation: Consists of salary, benefits and superannuation contributions. Mr McFarlane may elect to receive a proportion of his Fixed Compensation in the form of shares purchased under the Directors’ Share Plan.

•                            Short-Term Incentive: Mr McFarlane’s Short-Term Incentive is determined under the ANZ Executive Remuneration Scheme. It is based on the Group’s EPS Growth and EVA performance against target and an annual assessment of Mr McFarlane’s achievement of specific objectives agreed with the Board. Mr McFarlane’s Short-Term Incentive may be paid in cash or in shares purchased under the Directors’ Share Plan. Mr McFarlane has always elected to receive shares.

•                            Long-Term Incentive: Mr McFarlane’s Long-Term Incentive was approved by shareholders at the Annual General Meeting in December 2001. Four trenches of options were approved for issue: 500,000 in 2001; 1,000,000 in 2002; 1,000,000 in 2003 and 500,000 in 2004. The exercise of these options is subject to performance hurdles being satisfied. Mr McFarlane’s specific performance hurdles are indicated in Note 50 of the Financial Report.

The compensation of Mr McFarlane for the year ended 30 September 2003 is set out in the section on Emoluments below.

Retirement and Termination Benefits

Mr McFarlane can terminate his employment agreement by providing 12 months’ notice. ANZ may terminate the employment agreement by providing notice or payment in lieu of notice equal to the unexpired term of the employment agreement (which ends on 1 October 2006). Payment in lieu of notice is based on TEC (Total Employment Cost package comprising salary or fees, benefits and superannuation contributions). In circumstances of serious misconduct, Mr McFarlane is only entitled to payment of TEC up to date of termination. Payment of accumulated superannuation benefits plus statutory entitlements of long service leave and annual leave (calculated on the basis of salary or fees) applies in all events of separation.

In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options will be forfeited. In the event of termination on notice, all option grants may be exercised. Upon separation, option entitlements must be exercised within 6 months of termination.  In the event of serious misconduct, shares held in the Directors’ Share Plan will be forfeited, but will be released on resignation or termination on notice.

Emoluments

For the year ended 30 September 2003 details of the emoulments for the CEO are set out below:

Name	Year Ended	Salary or fees(1) $	Superannuation contributions $	Performance Related Bonus Deferred shares(1) $	Total $
J McFarlane (CEO)	September 2003	1,412,250	87,750	982,121	2,482,121
	September 2002	1,419,462	80,538	1,398,236	2,898,236

(1)                    J McFarlane’s performance-related bonus and part of his salary have been used to purchase on market deferred shares under the Directors’ Share Plan. Shares obtained have not been amortised.

Long-Term Incentive (LTI) amortisation

Name	Year Ended	Amortised cost of LTI options granted $(2)

J McFarlane (CEO)	September 2003	2,538,759
	September 2002	1,747,071

(2)                    Details of options and deferred shares granted under long-term incentive arrangements appear in the Annual Report of the year in which the yare granted

In accordance with Australian Securities and Investments Commission guidelines, remuneration includes a proportion of the fair value of options and deferred shares granted pursuant to the based incentive plans (both short-term and long-term) and which had not yet fully” vested” as at the commencement of the financial year. These values represent the amortised cost of options and deferred shares as determined at grant date and are progressively allocated on a straight-line basis over the “vesting period” for options and deferred shares. It is assumed that 100% of all options and deferred shares granted will vest and no adjustments will be made to reverse amount sin relation to options that never vest (eg through forfeiture)

The amount included as remuneration is not related to nor indicative of the benefit (if any) that individual executives may ultimately realise should the options become exercisable or the deferred shares vest. The fair value of options as at their effective date of grant has been determined in accordance with the fair value measurement provisions of Accounting Exposure Draft ED108 (input assumptions are detailed in Note 50 of the Financial Report). The fair value of deferred shares is the weighted average price of the Company’s shares during one week up to and including the allocation date

Long-Term Incentive

Options granted during year(3)

Name	Number Issued	Date	Hurdled Options Exercise Price $(4)

J McFarlane (CEO)	1,000,000	31.12.2002	17.41

(3)                    J McFarlane’s options expire five years from the date of grant. These options are exercisable between two and five years of the date of grant if certain performance conditions are met. Each option entitles McFarlane to purchase one ordinary fully paid share in the Company. Estimated value per option has been calculated as at the date of issue in accordance with the fair value measurement provisions of Accounting Exposure Draft ED108 and was $2.09 (31 December 2002)

(4)                    The exercise price is set at the weighted average price of the Company’s shares during the five trading days immediately after the Annual General Meeting of the Company held in respect of the financial year of the Company that ended before the date of grant

Compensation

Executives

Emoluments

For the year ended 30 September 2003 details of the Emoluments of the six executives of the Group and Company receiving the highest emoluments are set out below:

Annual Compensation including Short-Term Incentive (STI) amortisation

					Performance Related Bonus
Name	Year Ended		Salary or fees	Benefits(1)	Cash component	Amortised cost of STI deferred shares granted(2)	Superannuation contributions	Total
			$	$	$	$	$	$
D L Boyles	September 2003		654,850	4,200	192,508	280,920	40,950	1,173,428
	September 2002		654,189	8,227	220,355	430,147	37,584	1,350,502
G Branston	September 2003	(3)	445,055	24,105	484,053	461,176	—	1,414,389
	September 2002	(4)	469,760	25,973	458,891	630,016	—	1,584,640
R Edgar	September 2003		583,500	28,475	222,004	235,632	38,025	1,107,636
	September 2002		467,951	28,245	196,676	333,240	28,188	1,054,300
E Funke Kupper	September 2003		654,850	4,200	210,008	313,830	40,950	1,223,838
	September 2002		658,446	3,970	261,865	436,223	37,584	1,398,088
P J O Hawkins	September 2003		593,432	4,200	200,016	278,936	43,875	1,120,459
	September 2002		705,761	3,970	213,198	460,451	40,269	1,423,649
P R Marriott	September 2003		654,850	4,200	239,017	294,492	40,950	1,233,509
	September 2002		658,446	3,970	256,671	421,861	37,584	1,378,532

(1)                    Benefits include the provision of housing, cars and parking, private health insurance, subsidised loans and certain other expenses

(2)                    Refer to footnote 2 under Chief Executive Officer Emoluments

(3)                    Conversion rate of GBP @ 0.3822

(4)                    Conversion rate of GBP @ 0.3621

Long-Term Incentive (LTI) amortisation

Name	Year Ended		Amortised cost of LTI options and deferred shares granted $(5)

D L Boyles	September 2003		626,437
	September 2002		556,638
G Branston	September 2003	(6)	257,813
	September 2002	(7)	173,597
R Edgar	September 2003		341,535
	September 2002		193,620
E Funke Kupper	September 2003		682,536
	September 2002		576,174
P J O Hawkins	September 2003		562,848
	September 2002		564,715
P R Marriott	September 2003		645,841
	September 2002		561,122

(5)                    Refer to footnote 2 under Chief Executive Officer Emoluments

(6)                    Conversion rate of GBP @ 0.3822

(7)                    Conversion rate of GBP @ 0.3621

Short-Term Incentive

Deferred Shares granted during year(8)

Name	Number(9)	Value $(10)
D L Boyles	10,248	186,301
G Branston	27,472	500,406
R Edgar	12,045	219,500
E Funke Kupper	12,702	230,850
P J O Hawkins	11,318	205,836
P R Marriott	13,930	253,467

(8)                    Deferred shares issued as Short-Term Incentives may be held in trust for up to ten years and are restricted for up to three years

(9)                    Represents number granted in relation to the year ended 30 September 2003 (ie. granted in October 2002 and May 2003)

(10)              Based on the Company share price at grant date determined as the weighted average price of the Company’s shares during the one week up and including the allocation date. Deferred shares are granted in or around April and October of each year

Long-Term Incentive

Deferred Shares granted during year(11)

Name	Number(12)	Value $(13)
D L Boyles	16,100	293,426
G Branston	3,100	56,476
R Edgar	16,100	293,741
E Funke Kupper	14,800	269,668
P J O Hawkins	10,800	196,973
P R Marriott	18,400	335,489

(11)              Deferred shares issued as Long-Term Incentives may be held in trust for up to 10 years and are restricted for three years

(12)              Refer to footnote 9 under Short-Term Incentive

(13)              Refer to footnote 10 under Short-Term Incentive

Options granted during year(14)

Name

Value $	Number issued	Date	Index linked options base exercise price $(15)	Number Issued	Date	Index linked options base exercise price $(15)
D L Boyles	132,000	20.05.2003	18.32	140,000	23.10.2002	18.06
G Branston	24,800	20.05.2003	18.32	28,600	23.10.2002	18.06
R Edgar	147,000	20.05.2003	18.32	125,000	23.10.2002	18.06
E Funke Kupper	119,000	20.05.2003	18.32	131,000	23.10.2002	18.06
P J O Hawkins	96,000	20.05.2003	18.32	87,000	23.10.2002	18.06
P R Marriott	158,000	20.05.2003	18.32	153,000	23.10.2002	18.06

(14)              All options expire seven years from the date of grant. These options are exercisable between three and seven years of the date of grant. Each option entitles the holder to purchase one ordinary fully paid share in the Company. Estimated values per option have been calculated as at the dates of issue in accordance with the fair value measurement provisions of Accounting Exposure Draft ED108 and were: $1.10 (23 October 2002), $1.04 (20 May 2003)

(15)              The prevailing exercise price will be the base exercise price indexed by the change in the S&P/ASX 200 Banks(Industry Group) Accumulation Index excluding ANZ. The prevailing exercise price can be no lower than the base exercise price, which is set at the weighted average price of the Company’s shares during the week up to and including the allocation date

Retirement and Termination Benefits for executives (excluding the Chief Executive Officer)

The following separation arrangements vary in accordance with the level of an executive:

•                            ANZ may terminate the executive’s employment agreement by providing 6 or 12 months’ notice.

•                            The executivemay terminate their employment agreement by providing 3 or 12 months’ notice.

•                            In the event that no suitable position exists, the executive is entitled to a severance payment of 6 or 12 months’ Total Employment Cost (TEC).

In circumstances of serious misconduct, the executive is only entitled to payment of TEC up to date of termination. Entitlement to accumulated superannuation benefits and the statutory entitlements of long service leave and annual leave (calculated on the basis of Salary or Fees) applies in all events of separation.

In the event of resignation or dismissal for serious misconduct, all unexercised options and unvested deferred shares will be forfeited. In the event of termination on notice, all STI deferred shares will vest, and all unexercised options and unvested LTI shares will be are forfeited.

In the event of retrenchment, all STI deferred shares will vest. A pro-rated entitlement to options granted since 24 April 2002 applies. All prior grants may be exercised. LTI deferred shares will be pro-rated on grants made since 23 October 2002. All prior LTI shares will vest.

Guide to Concise Financial Report

Introduction

The Annual Report of ANZ is a key communication to our stakeholders. ANZ presents two reports, the ANZ Annual Report (this document) and the ANZ Financial Report. Both reports show how ANZ performed during the year ended 30 September 2003 and the overall financial position of the Group at the end of the year. ANZ also publishes an announcement to the market each half year. All these documents can be accessed on www.anz.com

ANZ prepares its financial reports in accordance with Australian Accounting Standards. Particular terms required by the Standards may not be familiar to some readers and this guide is designed to assist readers to understand the report.

Annual Report Contents

The ANZ Annual Report has two main sections – the front section (pages 1 to 48) and the Concise Financial Report (pages 49 to 63). The front section contains information about significant matters that impacted the management and performance of ANZ during the year, including discussion and analysis of the financial results, updates on the specialist business units and Group-wide programs and information on the directors and senior management. The Concise Financial Report contains financial information required by Australian Accounting Standards including the Consolidated Statements of Financial Performance, Financial Position and Cash Flows. These statements have been prepared by ANZ’s staff, reviewed by ANZ’s Board and Audit Committee, and audited by our external auditor, KPMG. The assets, liabilities and results of controlled companies are included within the consolidated results of the Group.

Consolidated Statement of Financial Performance (see page 53)

Financial performance refers to ANZ’s profit for the year including:

•                            the sources of ANZ’s income split between net interest income and other income

•                            the expenses incurred by ANZ during the year

•                            provision for doubtful debts

•                            ANZ’s tax expense for the year.

The key figure to look at is “Net profit attributable to shareholders of the Company”, which is the profit for the year.

Consolidated Statement of Financial Position (see page 54)

This Statement is a summary of the assets, liabilities and shareholders’ equity as at 30 September 2003. It shows what ANZ as a Group owns as assets, what it owes as liabilities and the ANZ Group’s net assets. Net assets are equal to total shareholders’ equity. The assets and liabilities are listed in order of liquidity, with those assets representing cash shown first and those hardest to convert to cash i.e. fixed assets, last.

Consolidated Statement of Cash Flows (see page 55)

The Consolidated Statement of Cash Flows summarises the Group’s cash payments and cash receipts for the financial year. The values may differ from those shown in the Consolidated Statement of Financial Performance because the Consolidated Statement of Financial Performance is prepared on an accrual accounting basis.

Cash in the Statement refers to cash on hand, bank deposits and other forms of highly liquid investments that can readily be converted to cash.

Directors’ Declaration (see page 60)

This declaration contains the director’s sign-off that the Annual Report complies with Accounting Standards and provides a true and fair view of the performance and financial position of the Company.

Auditors’ Report (see page 61)

The independent audit report is the external and independent opinion on the Financial Report. It provides the reader with an independent opinion on the Financial Report.

Key Terms

Arrears – see page 12

Cost-to-income ratio (CTI) – see page 2

Credit rating – see page 2

Credit risk – see page 12

Dividend per share (DPS) – see page 2

Earnings per share (EPS) – see page 2

Economic value added (EVA™) – see page 2

Equity – the residual interest in the assets of a company after deducting all liabilities. As a publicly listed company, our shareholders own these net assets. This is called shareholders’ equity.

Equity standardisation – EVA™ principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Franked dividends – dividends paid by the company out of profits on which the company has already paid Australian tax.

Full time equivalent (FTE) – our total staff numbers based on the working week. For example, two part-time staff in Australia each working 20 hours a week would be defined as one FTE as their hours add up to 40 hours a week.

Interest margin – a measure which tells us how much interest we have generated by lending money after accounting for our costs of borrowing that money, either from customers or financial markets. The interest margin is calculated by dividing net interest income by average interest earning assets. This is expressed as a percentage.

Market capitalisation of ordinary shares – the stock market’s assessment of a company’s value, calculated by multiplying the number of shares on issue by the current share price.

Market risk – see page 12

Net profit after tax (NPAT) – see page 2

Non-interest income – includes fees, profits on capital markets trading, foreign exchange earning and any other revenue that is not interest income.

Operating revenue – the income ANZ generates from its activities. This includes net interest, fee income and earnings from capital markets and foreign exchange dealings.

Operational risk – see page 12

Organic growth – where we have increased our business through growth in our existing operations rather than through acquisition of another company.

Return on equity (ROE) – see page 2

Service Transfer Pricing – is used to allocate the cost of services that are provided by central areas of the company to each business unit.

Significant transactions – see page 3

Provisions and doubtful debts

Economic loss provisioning (ELP) (or provision for doubtful debts) – each month the Group recognises an expense for credit losses based on the expected average annual loss of principal over the economic cycle for each part of the loan portfolio. The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•                  the history of credit loss for each type and risk grade of lending; and

•                  the size, composition and risk profile of the current loan portfolio.

Net specific provision – the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

Non accruals – loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Specific provision – the Group maintains a specific provision for doubtful debts arising from its exposure to organizations and credit counterparties. When it is identified that full repayment of a loan on our book is unlikely, we will create a specific provision for that loan.

Concise Financial Report

Our Capital Framework

Adjusted common equity (ACE) – Tier one capital less preference shares at current rates and deductions from regulatory capital.

Capital adequacy ratio – a measure that compares our regulatory capital with our risk-weighted assets.

Risk-weighted assets – the Group’s assets adjusted for the risk of the counterparty. The relative risk weight for each counterparty is determined by the Bank for International Settlements. For example, a mortgage with a LVR (loan to valuation ratio) below 80% carries a risk weighting of 50%.

Tier One capital – the highest quality capital from a risk perspective. It consists of paid-up ordinary shares, general reserves, retained earnings, and certain preference shares less specified deductions.

Tier Two capital (or supplementary capital) – includes general provisions for doubtful debts (subject to a limit), asset revaluation reserves, mandatory convertible notes and similar capital instruments.

Understanding the Consolidated Statement of Financial Position

This financial statement reports a company’s assets or resources and the claims against them – including liabilities or obligations of a business and shareholders’ equity.

Asset – resources controlled by the company. Assets can be in the form of money, such as cash or amounts owed; they can be fixed assets such as property or equipment; or they can be intangibles such as a company’s goodwill, trademarks and patents. For accounting purposes, assets are future economic benefits which are controlled by the entity and result from past transactions or events. For banks, loans are assets.

Liability – a company’s obligations to a lender, supplier of goods and services, a tax authority and others. For accounting purposes, liabilities are future sacrifices of economic benefits that an entity is obliged to make as a result of past transactions or events. For ANZ, liabilities are largely money we have borrowed to fund our lending activities.

Numbers shown in brackets ( ) – the brackets are there to indicate a negative figure, instead of using a minus symbol.

When reading ANZ’s Statement of Financial Position, you will see it divided into “Assets” and “Liabilities”. Here is an explanation of the main entries under each heading.

Assets

Customer’s liabilities for acceptances – the amounts owed to the Group from customers for acceptances, a form of lending.

Deferred tax assets – the future tax savings to the Group as a result of timing differences that arise due to different treatment of transactions under accounting and tax rules.

Due from other financial institutions – the monies owed to ANZ by other banks and financial institutions.

Goodwill – the remaining amount, after amortisation, of the historic excess over net asset value paid by ANZ for the acquisition of other companies.

Investment securities – the investments in securities that ANZ intends to hold to maturity.

Liquid assets – the cash or cash equivalents held by ANZ.

Net loans and advances – ANZ’s largest asset by value, this consists of the loans ANZ has advanced to individuals and organisations, less an allowance for doubtful loan recoveries.

Other assets – includes assets that do not fit into the categories listed here including the increase in market value of amounts receivable from derivatives (refer also to ‘Payables and other liabilities’) and interest accrued and not yet received.

Premises and equipment – the value of all the land, buildings, furniture, equipment, etc. which is owned by the Group.

Regulatory deposits – the cash ANZ has deposited at central banks to meet regulatory requirements.

Shares in associates and joint venture entities – ANZ’s investment in companies where the interest is large enough to provide significant influence rather than control over the company, or where ANZ has joint control.

Trading securities – the securities held by ANZ that are regularly bought and sold as part of its normal trading activities.

Liabilities

Bonds and notes – the Group’s liability for long-term financing bond and note facilities issued in wholesale markets to provide long-term financing.

Due to other financial institutions – the monies owed to other Banks and financial institutions by ANZ.

Deposits and other borrowings – ANZ’s largest liability, this represents ANZ’s obligations to our depositors.

Income tax liabilities – the amounts payable in respect of income tax.

Liability for acceptances – the amount owed to customers who have purchased customer acceptances from the Group.

Loan capital – the long-term funding that would rank behind other creditors, and ahead of only shareholders’ in the event of a winding up.

Payables and other liabilities – includes various operating creditors, accrued interest payable and market value of amounts payable on derivatives held by the Group.

Provisions – the Group’s accrued obligations for long service, annual leave and other obligations, which although known, are not yet payable.

This Concise Financial Report cannot be expected to provide as full an understanding of the Group’s financial performance, financial position and financing and investing activities as the Group’s 2003 Financial Report.

Analysis and discussion of the concise financial report is on pages 2 to 3 and 8 to 11.

2003 Financial Report

A copy of the Group’s 2003 Financial Report, including the independent Auditors’ Report, is available to all shareholders, and will be sent to shareholders without charge upon request. The Financial Report can be requested by telephone (Australia: 1800 11 33 99, Overseas: (+ 61 3) 9615 5989) or by email to investor.relations@anz.com

Contents

Ten Year Summary
Directors’ Report
Statement of Financial Performance
Statement of Financial Position
Statement of Cash Flows
Notes to the Concise Financial Statements
Directors’ Declaration
Auditors’ Report
Financial Highlights in Key Currencies
Exchange Rates
Shareholder Information
Shareholder Feedback Form

Shareholders’ Equity

The components that make up shareholders’ equity are:

•                  Ordinary and preference share capital – the amounts received when shares were originally subscribed for;

•                  Reserves – retained profits plus surpluses or deficits arising from (for example) revaluations of properties, foreign exchange gains or losses on offshore operations; and

•                  Retained Profits – the amount of profits retained by the Group.

Ten Year Summary(1),(2)

2003	2002	2001	2000	1999
$m	$m	$m	$m	$m
Financial Performance
Net interest income	4,311	4,018	3,833	3,801	3,655
Other operating income	2,808	2,970	2,573	2,583	2,377
Operating expenses	(3,228)	(2,905)	(3,092)	(3,314)	(3,300)
Profit before tax, debt provision and prior period abnormals	3,891	4,083	3,314	3,070	2,732
Provision for doubtful debts(1)	(614)	(860)	(531)	(502)	(510)
Income tax expense	(926)	(898)	(911)	(863)	(736)
Outside equity interests	(3)	(3)	(2)	(2)	(6)
Net Profit after tax before prior period abnormals	2,348	2,322	1,870	1,703	1,480
Net prior period abnormal profit(loss)	—	—	—	44	—
Net profit after tax	2,348	2,322	1,870	1,747	1,480

Financial Position
Assets(2)	195,591	183,105	185,493	172,467	152,801
Net Assets	13,787	11,465	10,551	9,807	9,429
Tier 1 capital ratio	7.7%	7.9%	7.5%	7.4%	7.9%
Return on average ordinary equity(3)(4)	20.6%	21.6%	20.2%	19.3%	17.6%
Return on average assets(3)	1.2%	1.3%	1.1%	1.1%	1.0%
Cost income ratio(5)	45.1%	46.0%	48.0%	51.7%	54.5%

Shareholder value – ordinary shares
Total return to shareholders (share price movement plus dividends)	6.7%	15.3%	25.5%	35.3%	19.6%
Market capitalisation	27,314	26,544	23,783	20,002	16,045
Dividend	95	c	85	c	73	c	64	c	56	c
Franked portion	–interim	100%	100%	100%	100%	75%
–final	100%	100%	100%	100%	80%
Closing share price	–high	$19.23	$20.38	$17.39	$13.46	$12.45
–low	$15.95	$16.33	$13.44	$9.60	$8.58
–30 Sep	$17.95	$17.65	$15.98	$13.28	$10.25

Share information (per fully paid ordinary share)
Earnings per share	–basic	148.3	c	147.3	c	117.4	c	106.8	c	90.6	c
Dividend payout ratio(6)	64.2%	57.8%	62.0%	59.1%	62.1%
Net tangible assets	$7.49	$6.58	$5.96	$5.49	$5.21
No. of fully paid ordinary shares issued (millions)	1,521.7	1,503.9	1,488.3	1,506.2	1,565.4
DRP issue price(7)	–interim	$18.48	$19.24	$15.05	$11.62	$10.95
–final	—	$18.32	$18.33	$14.45	$11.50

Other information
Points of representation	1,019	1,018	1,056	1,087	1,147
No. of employees (fulltime equivalents)(8)	23,137	22,482	22,501	23,134	30,171
No. of shareholders(9)	223,546	199,556	181,035	179,244	214,151

1998	1997	1996	1995	1994
$m	$m	$m	$m	$m
Financial Performance
Net interest income	3,547	3,437	3,327	3,084	2,794
Other operating income	2,142	2,110	1,839	1,754	1,793
Operating expenses	(3,442)	(3,502)	(3,397)	(3,116)	(3,001)
Profit before tax, debt provision and prior period abnormals	2,247	2,045	1,769	1,722	1,586
Provision for doubtful debts(1)	(487)	(400)	(175)	(237)	(388)
Income tax expense	(576)	(466)	(469)	(442)	(388)
Outside equity interests	(9)	(8)	(9)	(10)	(7)
Net Profit after tax before prior period abnormals	1,175	1,171	1,116	1,033	803
Net prior period abnormal profit (loss)	(69)	(147)	—	19	19
Net profit after tax	1,106	1,024	1,116	1,052	822

Financial Position
Assets(2)	153,215	138,241	127,604	112,587	103,874
Net Assets	8,391	6,993	6,336	5,747	5,504
Tier 1 capital ratio	7.2%	6.6%	6.7%	6.6%	6.8%
Return on average ordinary equity(3)(4)	15.9%	17.2%	18.3%	17.9%	15.6%
Return on average assets(3)	0.7%	0.7%	0.9%	0.9%	0.8%
Cost income ratio(5)	60.9%	63.1%	65.8%	64.4%	65.4%

Shareholder value – ordinary shares
Total return to shareholders (share price movement plus dividends)	-15.6%	62.4%	33.9%	52.4%	2.0%
Market capitalisation	13,885	17,017	10,687	8,199	5,293
Dividend	52	c	48	c	42	c	33	c	25	c
Franked portion	–interim	60%	100%	50%	0%	0%
–final	60%	100%	100%	33%	0%
Closing share price	–high	$11.88	$11.58	$7.28	$5.75	$5.68
–low	$8.45	$7.10	$5.41	$3.55	$3.78
–30 Sep	$9.02	$11.28	$7.23	$5.67	$3.91

Share information (per fully paid ordinary share)
Earnings per share	–basic	72.6	c	68.6	c	76.3	c	69.9	c	55.9	c
Dividend payout ratio(6)	67.8%	61.6%	55.5%	49.1%	46.4%
Net tangible assets	$4.98	$4.59	$4.24	$3.94	$3.58
No. of fully paid ordinary shares issued (millions)	1,539.4	1,508.6	1,478.1	1,446.0	1,353.6
DRP issue price(7)	–interim	$10.64	$9.77	$5.59	$4.40	$3.78
–final	$10.78	$9.92	$7.60	$6.27	$3.73

Other information
Points of representation	1,205	1,473	1,744	1,881	2,026
No. of employees (full time equivalents)(8)	32,072	36,830	39,721	39,240	39,642
No. of shareholders(9)	151,564	132,450	121,847	114,829	121,070

(1)               From 1997, the annual debt provision charge has been calculated based on economic loss provisioning; prior year data has not been restated for this change in measurement approach

(2)               Data for 1998, 1999, 2000 and 2001 includes the consolidation of assets in the statutory funds of ANZ Life as required by an accounting standard applicable from 1 October1999. Not applicable for 2002 onwards, due to the sale of ANZ Life to ING Australia Ltd (INGA) on 1 May 2002

(3)               Excludes significant transactions and outside equity interests

(4)               For the periods 1997 to 2002 the return on average ordinary equity calculation accrues the dividend over the year, for 2003 dividends may no longer be accrued and as such are not included in the calculation of return on average ordinary equity

(5)               Excludes goodwill amortisation, abnormals and significant transactions

(6)               For 2003 the dividend payout ratio includes the final dividend of $777 million which is proposed but not provided for in terms of AASB 1044 Provisions, Contingent Liabilities and Contingent Assets

(7)               DRP represents Dividend Reinvestment Plan

(8)               Prior to 1997, excludes temporary staff

(9)               For 2000, 2001, 2002 and 2003 the number of shareholders does not include the number of employees whose shares are held by ANZEST Pty Ltd as the trustee for shares issued under the terms of any ANZ employee incentive plan

Directors’ Report

The directors present their report together with the concise financial report of the consolidated entity (the Group), being Australia and New Zealand Banking Group Limited (the Company) and its controlled entities, for the year ended 30 September 2003 and the auditors’ report thereon. The information is provided in conformity with the Corporations Act 2001.

Principal Activities

The principal activities of the Group during the year were general banking, mortgage lending, leasing, hire purchase and general finance, international and investment banking, nominee and custodian services, executor and trustee services and through its joint venture ING Australia Limited (INGA), life insurance and wealth management.

There has been no significant change in the nature of the principal activities of the Group during the financial year.

At 30 September 2003, the Group had 1,019 points of representation.

Result

Consolidated net profit after income tax attributable to shareholders of the Company was $2,348 million. Further details are contained in the Chief Executive Officer’s Report and the Chief Financial Officer’s Review on pages 6 to 7 and 8 to 11 respectively of this Annual Report.

Dividends

The directors propose that a final fully franked dividend of 51 cents per fully paid ordinary share be declared on 13 November 2003 and be paid on 19 December 2003. The proposed payment amounts to $777 million.

During the financial year, the following fully franked dividends were paid on fully paid ordinary shares:

Type	Cents per share	Amount before bonus options	Date of payment
		$m
Final	46	692	13 December 2002
Interim	44	666	1 July 2003

The final dividend for the year ended 30 September 2002 was paid on 13 December 2002 and is detailed in the Directors’ Report dated 4 November 2002.

Review of Operations

A review of the operations of the Group during the financial year and the results of those operations are contained in the Chairman’s Report, the Chief Executive Officer’s Report and the Chief Financial Officer’s Review on pages 4 to 5, 6 to 7 and 8 to 11 respectively of this Annual Report.

State of Affairs

In the directors’ opinion, there have been no significant changes in the state of affairs of the Group during the financial year, other than:

•                            Net loans and advances increased by 13% from $132,060 million to $149,465 million, primarily from growth in mortgage lending and commercial lending in Australia and New Zealand.

•                            Deposits and other borrowings increased by 10% from $113,259 million to $124,494 million.

•                            The charge for doubtful debts has been determined using economic loss provisioning and is based on the Group’s risk management models.

The economic loss provision charge decreased from $860 million (including a $250 million special provision) to $614 million. Our economic loss provisioning models recognise that the general provision balance must be regularly reviewed, and in rare situations, increased to cover unusual events. An additional charge of $100 million was taken to recognise continued uncertainty and expected levels of default in the offshore lending portfolios. The balance is at an appropriate level.

•                            Net specific provisions were $527 million, down from $728 million.

•                            Gross non-accrual loans decreased to $1,007 million, or 0.6% of net loans and advances and acceptances.

•                            On 23 September 2003, the Company issued 10 million stapled securities, raising $1 billion (before issue costs). Further details are included on page 56 of this Annual Report.

•                            During the years 1996–2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking. The ATO had been reviewing these transactions for some time. On 21 February 2003, a settlement was reached between the ATO and ANZ which involved the payment of $262 million to the ATO. The amount was met from ANZ’s existing tax provisions.

While the above matters are those considered to be significant changes, reviews of matters affecting the Group’s state of affairs are also contained in the Chairman’s Report, the Chief Executive Officer’s Report and the Chief Financial Officer’s Review.

Events since the End of the Financial Year

Other than the acquisition of the National Bank of New Zealand and the call for the buy-back of the Trust Securities Issues (TrUEPrS) (refer page 59 of this Annual Report), no matter or circumstance has arisen between 30 September 2003 and the date of this report that has significantly affected or may significantly affect the operations of the Group in future financial years, the results of those operations or the state of affairs of the Group in future years.

Future Developments

Details of likely developments in the operations of the Group in future financial years are contained in the Chairman’s Report and the Chief Executive Officer’s Report. In the opinion of the directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

Environmental Regulation

The operations of the Group are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory. However, the operations of the Group may become subject to environmental regulation when enforcing securities over land and ANZ is developing policies to appropriately manage such environmental risks. ANZ has not incurred any environmental liabilities during the year.

Rounding of Amounts

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100 dated 10 July 1998 pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial statements have been rounded to the nearest million dollars except where otherwise indicated.

Shareholdings

The directors’ shareholdings, both beneficial and non-beneficial, as at the date of this report in the shares of the Company are detailed in the Compensation Report on pages 43 to 47 of this Annual Report.

Share Options

Details of share options issued over un-issued shares granted to the Chief Executive Officer, senior executives and officers, and on issue as at the date of this report are detailed in the Compensation Report on pages 43 to 47 of this Annual Report, and Note 50 of the Financial Report.

No person entitled to exercise any option has or had, by virtue of an option, a right to participate in any share issue of any other body corporate.

The names of all persons who currently hold options are entered in the register kept by the Company pursuant to section 170 of the Corporations Act 2001. This register may be inspected free of charge.

Directors’ Qualifications and Experience

The Board comprises seven non-executive directors who have a diversity of business and community experience and one executive director, the chief executive officer, who has extensive banking experience. The names, qualifications and experience of the directors who are in office at the date of this report are contained on pages 34 to 37 of the 2003 Annual Report and those pages are incorporated in and form part of this report.

Special responsibilities and attendance at meetings by directors, are shown in the Corporate Governance Statement on pages 38 to 42 of this Annual Report.

Directors’ and Executive Officers’ Emoluments and Compensation Policy

Details of ANZ’s compensation policy in respect of the directors and executive officers is detailed in the Compensation Report on pages 43 to 47 of this Annual Report. Details of the emoluments paid to each non-executive director are detailed in the Compensation Report on page 43 of this Annual Report. Details of the emoluments paid to the chief executive officer and director are detailed on page 45 of this Annual Report. Details of the emoluments paid to the six executives of the Company and the Group are detailed in the Compensation Report on pages 46 to 47 of this Annual Report and these pages are incorporated in and form part of this Annual Report.

Directors’ and Officers’ Indemnity

The Company’s Constitution (Rule 11.1) permits the Company to indemnify each officer or employee of the Company against liabilities (so far as may be permitted under the Corporations Act 2001) incurred in the execution and discharge of the officer’s or employee’s duties.

It is the Company’s policy that its employees should not incur any liability for acting in the course of their employment legally, within the policies of the Company and provided they act in good faith.

Under the policy, the Company will indemnify employees against any liability they incur in carrying out their role. The indemnity protects employees and former employees who incur a liability when acting as an employee, trustee or officer of the Company, or a subsidiary of the Company at the request of the Company.

The indemnity is subject to the Corporations Act 2001 and will not apply in respect of any liability arising from:

•                            a claim by the Company;

•                            a claim by a related body corporate;

•                            a lack of good faith;

•                            illegal or dishonest conduct; or

•                            non compliance with the Company’s policies or discretions.

The Company has entered into Deeds of Access, Insurance and Indemnity with each of its directors and secretaries and with certain employees and certain other individuals who act as directors of related body corporates or of another company. To the extent permitted by law, the Company indemnifies the individual for all liabilities, including costs, damages and expenses incurred in their capacity as an officer of the company to which they have been appointed.

The Company has indemnified the trustees and former trustees of certain of the Company’s superannuation funds and directors, former directors, officers and former officers of trustees of various Company sponsored superannuation schemes in Australia. Under the relevant Deeds of Indemnity, the Company must indemnify each indemnified person if the assets of the relevant fund are insufficient to cover any loss, damage, liability or cost incurred by the indemnified person in connection with the fund, being loss, damage, liability or costs for which the indemnified person would have been entitled to be indemnified out of the assets of the fund in accordance with the trust deed and the Superannuation Industry (Supervision) Act 1993. This indemnity survives the termination of the fund. Some of the indemnified persons are or were directors or executive officers of the Company.

The Company has also indemnified certain employees of the Company, being trustees and administrators of a trust which is a subsidiary entity, from and against any loss, damage, liability, tax, penalty, expense or claim of any kind or nature arising out of or in connection with the creation, operation or dissolution of the trust, where they are acting in good faith and in a manner that they reasonably believed to be within the scope of the authority conferred by the trust.

Except for the above, neither the Company nor any related body corporate of the Company has indemnified or made an agreement to indemnify any person who is or has been an officer or auditor of the Company or of a related body corporate.

During the financial year, and again since the end of the financial year, the Company has paid a premium for an insurance policy for the benefit of the directors, secretaries, and executive officers of the Company, and directors, secretaries and executive officers of related bodies corporate of the Company. In accordance with common commercial practice, the insurance policy prohibits disclosure of the nature of the liability insured against and the amount of the premium.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode
Charles Goode
Director

/s/ John McFarlane
John McFarlane
Chief Executive Officer

7 November 2003

Australia and New Zealand Banking Group Limited and Controlled Entities

Consolidated Statement of Financial Performance for the year ended 30 September 2003

	2003	Consolidated 2002	2001
	$m	$m	$m
Total income	13,023	12,007	12,824
Interest income	10,215	9,037	10,251
Interest expense	(5,904)	(5,019)	(6,418)
Net interest income	4,311	4,018	3,833
Proceeds, net of costs, on disposal of investments	—	566	—
Carrying amount of assets given up	—	(392)	—
Net profit on disposal of investments	—	174	—
Other operating income	2,702	2,765	2,598
Share of joint venture: profit from INGA joint venture	55	2	—
Share of associates profit (net of write offs)	51	29	(25)
Operating income	7,119	6,988	6,406
Operating expenses	(3,228)	(2,905)	(3,092)
Profit before debt provision	3,891	4,083	3,314
Provision for doubtful debts	(614)	(860)	(531)
Profit before income tax	3,277	3,223	2,783
Income tax expense	(926)	(898)	(911)
Profit after income tax	2,351	2,325	1,872
Net profit attributable to outside equity interests	(3)	(3)	(2)
Net profit attributable to share holders of the Company	2,348	2,322	1,870
Currency translation adjustments, net of hedges after tax	(356)	(98)	197
Total adjustments attributable to share holders of the Company recognised directly in equity	(356)	(98)	197
Total changes in equity other than those resulting from transactions with shareholders as owners	1,992	2,224	2,067

Earnings per ordinary share (cents)
Basic	148.3	147.3	117.4
Diluted	147.9	146.6	117.0

Dividend per ordinary share (cents)	95	85	73

Net tangible assets per ordinary share ($)	7.49	6.58	5.96

The Notes appearing on pages 56 to 59 and the discussion and analysis appearing on pages 2 to 3 and 8 to 11 form an integral part of these financial statements

Australia and New Zealand Banking Group Limited and Controlled Entities

Consolidated Statement of Financial Position as at 30 September 2003

		Consolidated
		2003	2002
	Note	$m	$m
Assets
Liquid assets		6,592	7,410
Due from other financial institutions		2,427	3,815
Trading securities		4,213	5,873
Investment securities		4,767	3,609
Net loans and advances		149,465	132,060
Customers’ liabilities for acceptances		13,178	13,796
Regulatory deposits		101	178
Shares in associates and joint venture entities		1,814	1,692
Deferred tax assets		1,165	1,218
Goodwill(1)		160	180
Other assets		10,224	11,810
Premises and equipment		1,485	1,464
Total assets		195,591	183,105
Liabilities
Due to other financial institutions		6,467	10,860
Deposits and other borrowings		124,494	113,259
Liability for acceptances		13,178	13,796
Income tax liabilities		1,083	1,340
Payables and other liabilities		13,611	12,630
Provisions		769	1,602
Bonds and notes		16,572	14,708
Loan capital		5,630	3,445
Total liabilities		181,804	171,640
Net assets		13,787	11,465

Shareholders’ equity
Ordinary share capital		4,175	3,939
Preference share capital	3	2,212	1,375
Reserves		180	534
Retained profits		7,203	5,600
Share capital and reserves attributable to share holders of the Company		13,770	11,448
Outside equity interests		17	17
Total shareholders’ equity		13,787	11,465
Contingent liabilities and contingent asset	5

The Notes appearing on pages 56 to 59 and the discussion and analysis appearing on pages 2 to 3 and 8 to 11 form an integral part of these financial statements

(1)                    Excludes notional goodwill of $821 million (September 2002: $865 million) included in the net carrying value of ING Australia Limited

Australia and New Zealand Banking Group Limited and Controlled Entities

Consolidated Statement of Cash Flows for the year ended 30 September 2003

	Consolidated
	2003	2002	2001
	$m	$m	$m
	Inflows (Outflows)
Cash flows from operating activities
Interest received	10,887	10,148	11,054
Dividends received	7	3	75
Fees and other income received	2,908	2,919	2,783
Interest paid	(5,724)	(5,367)	(6,703)
Personnel expenses paid	(1,848)	(1,900)	(1,827)
Premises expenses paid	(279)	(268)	(253)
Other operating expenses paid	(1,952)	(1,893)	(1,775)
Income taxes paid	(1,312)	(853)	(823)
Goods and services tax (paid) received	1	(28)	(53)
Net (increase) decrease in trading securities	1,669	(1,030)	(629)
Net cash provided by operating activities	4,357	1,731	1,849
Cash flows from investing activities
Net decrease (increase)
Liquid assets - greater than three months	1,113	(442)	983
Due from other financial institutions	(44)	554	909
Regulatory deposits	52	37	(27)
Loans and advances	(19,944)	(9,441)	(4,829)
Shares in controlled entities and associates	(2)	(1)	(36)
Investment securities
Purchases	(3,871)	(2,851)	(4,005)
Proceeds from sale or maturity	2,445	2,436	3,630
Controlled entities, associates and joint venture entities
Purchased (net of cash acquired)	—	(1,050)	(36)
Premises and equipment
Purchases	(368)	(385)	(452)
Proceeds from sale	51	101	127
Recovery from NHB litigation	—	248	—
Other	1,663	201	(454)
Net cash (used in) investing activities	(18,905)	(10,593)	(4,190)
Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions	(2,946)	(1,211)	(826)
Deposits and other borrowings	13,995	9,152	890
Payables and other liabilities	1,000	362	581
Bonds and notes
Issue proceeds	8,255	4,537	7,542
Redemptions	(4,095)	(3,519)	(2,878)
Loan capital
Issue proceeds	3,380	759	—
Redemptions	(437)	(589)	(244)
Decrease (increase) in outside equity interests	(1)	1	(1)
Dividends paid	(1,322)	(1,178)	(1,028)
Share capital issues (ordinary capital)	120	112	114
StEPS preference share issue	1,000	—	—
StEPS issue costs	(13)	—	—
Share buyback	—	—	(495)
Net cash provided by financing activities	18,936	8,426	3,655
Net cash provided by operating activities	4,357	1,731	1,849
Net cash (used in) investing activities	(18,905)	(10,593)	(4,190)
Net cash provided by financing activities	18,936	8,426	3,655
Net increase (decrease) in cash and cash equivalents	4,388	(436)	1,314
Cash and cash equivalents at beginning of year	7,925	9,071	6,462
Foreign currency translation on opening balances	(4,998)	(710)	1,295
Cash and cash equivalents at end of year	7,315	7,925	9,071

The Notes appearing on pages 56 to 59 and the discussion and analysis appearing on pages 2 to 3 and 8 to 11 form an integral part of these financial statements

Notes to the Concise Financial Statements

1:                       Basis of preparation of concise financial report

This concise financial report has been derived from the Group’s 2003 Financial Report which complies with the Corporations Act 2001, Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. A full description of the accounting policies adopted by the Group is provided in the 2003 Financial Report. The accounting policies are consistent with those of the previous financial year except for the following changes in accounting policies:

•                            AASB 1044, Provisions, Contingent Liabilities and Contingent Assets became effective for the Group from 1 October 2002. Under the new Standard, provisions for dividend cannot be booked unless dividends are declared, determined or publicly recommended on or before balance date. Accordingly the final dividend applicable to the current reporting period has not been booked in this report. However, dividends declared after balance date still need to be disclosed in the Notes. The adoption of AASB 1044 results in an increase in Shareholder’s Equity of $777 million. The Group will continue its current practice of making a public announcement of the dividend after balance date. Dividend information for the current period is provided in Note 4, Dividends.

•                            SAAB 1012, Foreign Currency Standard Translation became effective for the Group from 1 October 2002. Under this revised Standard, foreign denominated equity must be reported using the spot rate applicable at the date of issue and must not be retranslated using the spot rate at the end of each reporting period. The Group has retranslated its US preference share capital at historical spot rates. As the translation adjustment is reported in the foreign currency translation reserve the impact of these changes are neutral on equity.

2:                       Critical accounting policies

The Group has identified the following critical accounting policies:

•                            Economic loss provisioning;

•                            Specific provisioning;

•                            Deferred acquisition costs, software assets and deferred income;

•                            Derivatives and hedging;

•                            Special purpose and off-balance sheet vehicles; and

•                            Valuation of investment in ING Australia Limited.

Details of the critical accounting policies are contained within the ANZ results announcement released on 24 October 2003 and in the 2003 Financial Report. The results announcement can be obtained from www.anz.com

3:                       Significant events this financial year

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Company issued 10 million stapled securities, raising $1 billion dollars less issue costs of $13 million. ANZ StEPS comprise two fully paid securities – an interest paying unsecured note (issued by ANZ Holding (New Zealand) Limited, a wholly owned subsidiary of ANZ) stapled to a preference share issued by ANZ. Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin. At each payment date the 90 day bank bill rate is reset for the next quarter. Distributions are subject to certain payment tests and are payable on 15 March, June, September and December of each year. Dividends are not payable on the preference share while it is stapled to the note. The first reset date is 15 September 2008. At each reset date ANZ may change certain terms (subject to certain restrictions). Holders of StEPS can require exchange of the stapled securities on any reset date, or earlier if certain specified events occur. On exchange, a holder will receive (at ANZ’s discretion) either $100 cash for each ANZ StEPS or a number of ordinary shares in ANZ. In certain circumstances, ANZ may also require exchange outside the reset date. On a winding up, ANZ StEPS preference share component ranks ahead of ordinary shareholders. Holders of ANZ StEPS cannot vote at general meetings, except in limited circumstances.

Australian Tax Office (ATO) Resolution

During the years 1996–2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking. The ATO had been reviewing these transactions for some time. On 21 February 2003, a settlement was reached between the ATO and ANZ which involved the payment of $262 million to the ATO. The amount was met from ANZ’s existing tax provisions.

4:                       Dividends

Ordinary Dividends

	2003		2002	2001
	$m		$m	$m
Interim dividend	666		583	491
Final dividend	777	(1)	692	595
Bonus option plan adjustment	(25)		(23)	(24)
Dividends on ordinary shares	1,418		1,252	1,062

(1)                    Not provided for. Refer Note 1

A fully franked final dividend of 51 cents, is proposed to be paid on each fully paid ordinary share on 19 December 2003 (2002: final dividend of 46 cents, paid 13 December 2002, fully franked; 2001: final dividend of 40 cents, paid 14 December 2001, fully franked). The 2002 interim dividend of 44 cents, paid 1 July 2003, was fully franked (2002: interim dividend of 39 cents, paid 1 July 2002, fully franked; 2001: interim dividend of 33 cents, paid 2 July 2001, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2002: 30%, 2001: 30%).

Preference Dividends

	2003	2002	2001
	$m	$m	$m
Dividends on preference shares	102	117	119

In 1998 the Company issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carry an entitlement to a distribution of 8% (on USD 400 million) and 8.08% (on USD 375 million). The amounts are payable quarterly in arrears. Payment dates are the fifteenth days of January, April, July and October in each year.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is nil (2002 and 2001: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2003 financial year, less franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

5:                       Contingent Liabilities and Contingent Asset

Contingent Liabilities

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.

ANZ in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures. The Group has received various assessments that are being disputed and is likely to receive further assessments. Based on external advice, ANZ has assessed the likely progress of these issues, and believes it holds appropriate provisions.

ANZ in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures. No tax assessments have been issued.

Further details regarding Group contingent liabilities are contained in the 2003 Financial Report.

Contingent Asset

On 14 October 2003 ANZ issued proceedings in the Victorian Supreme Court against its captive insurance company ANZcover Insurance Pty Ltd regarding a $130 million insurance claim. This claim is in relation to the loss on settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB). ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries. ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market. The claim against ANZcover is fully reinsured, and therefore ANZcover has no retained exposure to the claim.

The January 2002 settlement of the NUB litigation saw Grindlays recover Rupees 6.20 billion (AUD 248 million at 19 January 2002 rates) of the disputed monies that Grindlays Bank had lodged with the Court, which by that time totalled Rupees 16.45 billion (AUD 661 million at 19 January 2002 rates), including interest, with NHB receiving the balance. ANZ in turn received a payment of USD 124 million from Standard Chartered Bank under the terms of the Indian Indemnity (refer Note 48 in the 2003 Financial Report). The claim of $130 million is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991-92 policy year.

6:                       Segment Analysis

During the year ended 30 September 2003, the Group managed its activities along the following lines of business:

Personal Banking Australia, ING Australia, Institutional Financial Services, Corporate, New Zealand Banking, Mortgages, Consumer Finance, Esanda and UDC, Asia Pacific and other. A description of each of the operating business segments, including the types of products and services the segments provide to customers, is detailed in the 2003 Financial Report.

As the composition of segments has changed over time, September 2002 comparatives have been adjusted to be consistent with the 2003 segment definitions as detailed in the 2003 Financial Report. Comparatives for the year ended 30 September 2001 have not been provided as data could not reasonably be disaggregated into the changed segments.

Business Segment Analysis(1), (2)

Consolidated 30 September 2003	Personal Banking Australia	ING Australia	Institutional Financial Services	Corporate	New Zealand Banking	Mortgages	Consumer Finance	Esanda and UDC	Asia Pacific	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	359	—	2,146	723	299	4,397	695	1,005	137	454	10,215
External interest expense	(861)	(16)	(2,074)	(396)	(475)	(197)	—	(512)	(129)	(1,244)	(5,904)
Net intersegment interest	1,353	—	629	160	487	(3,425)	(246)	(143)	112	1,073	—
Net interest income	851	(16)	701	487	311	775	449	350	120	283	4,311
Other external operating income	378	46	1,196	209	181	90	357	86	189	76	2,808
Net intersegment income	389	—	(25)	(43)	46	(267)	(93)	(7)	—	—	—
Operating income	1,618	30	1,872	653	538	598	713	429	309	359	7,119
Other external expenses	(835)	2	(547)	(178)	(222)	(140)	(260)	(157)	(97)	(794)	(3,228)
Net intersegment expenses	(213)	(2)	(121)	(41)	(92)	(39)	(87)	(25)	(34)	654	—
Operating expenses	(1,048)	—	(668)	(219)	(314)	(179)	(347)	(182)	(131)	(140)	(3,228)
Profit before debt provision	570	30	1,204	434	224	419	366	247	178	219	3,891
Doubtful debt provision	(27)	—	(165)	(48)	(13)	(31)	(152)	(63)	(10)	(105)	(614)
Income tax and outside equity interests	(159)	8	(267)	(116)	(70)	(118)	(70)	(57)	(37)	(43)	(929)
Net profit after income tax	384	38	772	270	141	270	144	127	131	71	2,348
Total external assets	6,696	1,736	56,529	16,085	4,225	77,586	6,135	13,460	1,949	11,190	195,591
Total external liabilities	33,078	403	47,439	17,950	11,833	4,219	343	10,795	4,850	50,894	181,804

(1)                    Results are equity standardised

(2)                    Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)                    Includes Treasury, Operations, Technology and Shared Services, Corporate Centre, Risk and Finance

Business Segment Analysis(1), (2)

Consolidated 30 September 2002	Personal Banking Australia	ING Australia(3)	Institutional Financial Services	Corporate	New Zealand Banking	Mortgages	Consumer Finance	Esanda and UDC	Asia Pacific	Other(4),(5)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	360	(16)	2,029	630	250	3,671	598	967	136	412	9,037
External interest expense	(559)	(14)	(1,968)	(318)	(397)	(159)	—	(472)	(124)	(1,008)	(5,019)
Net intersegment interest	989	25	653	136	424	(2,827)	(206)	(157)	110	853	—
Net interest income	790	(5)	714	448	277	685	392	338	122	257	4,018
Other external operating income	368	158	1,118	197	167	89	394	69	145	265	2,970
Net intersegment income	399	(40)	(28)	(41)	46	(233)	(92)	(8)	—	(3)	—
Operating income	1,557	113	1,804	604	490	541	694	399	267	519	6,988
Other external expenses	(812)	(62)	(568)	(170)	(191)	(120)	(234)	(151)	(95)	(502)	(2,905)
Net intersegment expenses	(207)	19	(114)	(42)	(90)	(40)	(76)	(29)	(29)	608	—
Operating expenses	(1,019)	(43)	(682)	(212)	(281)	(160)	(310)	(180)	(124)	106	(2,905)
Profit before debt provision	538	70	1,122	392	209	381	384	219	143	625	4,083
Doubtful debt provision	(24)	—	(173)	(46)	(13)	(28)	(161)	(69)	(10)	(336)	(860)
Income tax and outside equity interests	(154)	(27)	(234)	(104)	(65)	(106)	(73)	(47)	(35)	(56)	(901)
Net profit after income tax	360	43	715	242	131	247	150	103	98	233	2,322
Total external assets	5,832	1,638	59,155	13,538	3,797	64,826	5,551	12,410	1,932	14,426	183,105
Total external liabilities	30,076	398	50,464	15,699	11,108	3,551	249	9,704	5,148	45,243	171,640

(1)                    Results are equity standardised

(2)                    Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)                    Includes 7 months results for the businesses sold to ING Australia on 1 May 2002

(4)                    Includes significant transactions during the year ended 30 September 2002, being the sale of business to ING Australia, the NHB recovery, and the special general provision for doubtful debts

(5)                    Includes Treasury, Operations, Technology and Shared Services, Corporate Centre, Risk and Finance

7:                       Capital Management

The Group’s total capital adequacy ratio has increased to 11.1% (2002: 9.5%). The Tier 2 ratio has increased to 4.0% (2002: 2.8%). There was a small reduction in the Tier 1 ratio to 7.7% (2002: 7.9%).

Our principal focus going forward is Adjusted Common Equity, defined as Tier 1 capital, less preference shares at current exchange rates and deductions from total capital, (including investment in funds management subsidiaries and the ING joint venture). Adjusted Common Equity remained unchanged at 5.7% of risk weighted assets, (2002: 5.7%).

8:                       Equity Instruments Issued to Employees

Under existing Australian Accounting Standards, equity instruments issued to employees are not required to be expensed. The impact of expensing options(1), and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Consolidated
	2003	2002
	$m	$m
Net profit attributable to shareholders of the Company	2,348	2,322
Expenses attributable to:
– Options issued to Management Board(1)	(8)	(7)
– Options issued to general management(1)	(24)	(19)
– Shares issued under $1,000 employee share plan	(18)	(18)
Total	2,298	2,278

(1)                    Based on fair values estimated at grant date determined in accordance with the fair value measurement provisions of Accounting Exposure Draft ED108. Value of options amortised on a straight line basis over the vesting period

9:                       Events Since the End of the Financial Year

The National Bank of New Zealand (NBNZ)

On 24 October 2003, the Company announced the acquisition of NBNZ from Lloyds TSB.

The purchase price was approximately GBP 2,043.8 million ($4,915 million at exchange rates on 23 October 2003) excluding a dividend to Lloyds TSB of NZD 575 million ($498 million)from NBNZ’s retained earnings and transaction costs of $25 million.

The acquisition will be funded as follows:

•                            A2 for 11 renounceable rights issue at $13 per share in the Company raising $3,570 million; and

•                            $1,370 million in hybrid Tier 1 capital, subordinated debt, and wholesale funding.

The completion date of the acquisition is 1 December 2003.

Further matters can be obtained by reference to the ANZ Renounceable Rights Issue prospectus dated 24 October 2003.

The financial effect of this acquisition has not been recognised in these financial statements.

Trust Securities Issues (TrUEPrS)

On 6 November 2003, ANZ called for the buy-back of the ANZ Preference Shares issued as part of the trust units exchangeable for preference shares (TrUEPrS) Series 1 (September 1998 – CUSIP No.001823202) and Series 2 (November 1998 – CUSIP No.0018241010). The buy-back is for the entire issue of both series.

The buy-back date will be effective on 12 December 2003. This buy-back will also result in ANZ redeeming the TrUEPrS on the same date.

The redemption price will be US$25.00 plus an amount equal to the accrued but unpaid interest on each US$25.00 principal amount of the debt securities from and including the Interest Payment Date immediately preceding the Exchange Date to, but excluding, the Exchange Date.

The financial effect of this transaction has not been recognised in these financial statements.

Directors’ Declaration

The directors of Australia and New Zealand Banking Group Limited declare that in their opinion the accompanying concise financial report of the Consolidated Group for the year ended 30 September 2003 complies with Accounting Standard AASB 1039 ‘Concise Financial Reports’.

In our report on the Group’s 2003 Financial Report we declared that:

a)                        the financial statements and notes comply with the Corporations Act 2001, including:

i)                          complying with applicable Australian Accounting Standards and other mandatory professional reporting requirements; and

ii)                       giving a true and fair view of the financial position of the Company and of the consolidated Group and of their performance as represented by the results of their operations and their cash flows; and

b)                       in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company and consolidated Group will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode	/s/ John McFarlane

Charles Goode	John McFarlane
Director	Chief Executive Officer

7 November 2003

Independent audit report on concise financial report to the members of Australia and New Zealand Banking Group Limited

Scope

We have audited the concise financial report of Australia and New Zealand Banking Group Limited and its controlled entities for the financial year ended 30 September 2003, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying Notes as set out on pages 53 to 59, and the accompanying discussion and analysis set out on pages 2 to 3 and 8 to 11 in order to express an opinion on it to the members of the Company. The Company’s directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement.

We have also performed an independent audit of the full financial report of Australia and New Zealand Banking Group Limited and its controlled entities for the year ended 30 September 2003. Our audit report on the full financial report was signed on 7 November 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 ‘Concise Financial Reports’ issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion the concise financial report of Australia and New Zealand Banking Group Limited and its controlled entities for the year ended 30 September 2003 complies with AASB 1039 ‘Concise Financial Reports’ issued in Australia.

/s/ KPMG	/s/ Peter Nash

KPMG	Peter Nash
Melbourne	Partner

7 November 2003

Financial Highlights in Key Currencies

Millions	2003 AUD		2003 USD(1)		2003 GBP(1)		2003 NZD(1)
Financial Performance
Net income	7,119		4,360		2,721		7,930
Operating expenses	(3,228)		(1,977)		(1,234)		(3,596)
Profit before tax and debt provision	3,891		2,383		1,487		4,334
Provision for doubtful debts	(614)		(376)		(235)		(684)
Profit before tax	3,277		2,007		1,252		3,650
Income tax expense	(926)		(567)		(354)		(1,031)
Outside equity interests	(3)		(2)		(1)		(3)
Profit after tax	2,348		1,438		897		2,616
Financial Position
Assets	195,591		132,904		79,606		223,580
Liabilities	181,804		123,536		73,994		207,820
Shareholders’ equity(2)	13,787		9,368		5,612		15,760
Ratios – per ordinary share
Earnings per share – basic	148.3	c	90.8	c	56.7	c	165.2	c
Dividends per share – declared rate	95	c	58	c	36	c	$1.06
Net tangible assets per share	$7.49		$5.09		$3.05		$8.56

(1)                    USD, GBP and NZD amounts – items relating to financial performance converted at average rates for financial year 30 September 2003 and items relating to financial position at closing rates at 30 September 2003

(2)                    Includes outside equity interests

Exchange Rates

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2003		2002		2001
	Closing	Average	Closing	Average	Closing	Average
Great British pound	0.4070	0.3822	0.3477	0.3621	0.3331	0.3627
United States dollar	0.6795	0.6124	0.5441	0.5323	0.4903	0.5230
New Zealand dollar	1.1431	1.1139	1.1585	1.2001	1.2127	1.2473

Shareholder information

Ordinary shares

At 4 November 2003 the twenty largest holders of ordinary shares held 867,859,733 ordinary shares, equal to 57.01% of the total issued ordinary capital.

Name	Number of shares	%
Chase Manhattan Nominees Ltd	196,106,579	12.88
National Nominees Ltd	180,531,941	11.86
Westpac Custodian Nominees Ltd	173,709,096	11.41
Citicorp Nominees Pty Ltd	71,139,055	4.67
ANZ Nominees Ltd	56,070,804	3.68
RBC Global Services Australia	44,878,324	2.95
Queensland Investment Corporation	27,336,967	1.80
AMP Life Ltd	23,067,346	1.52
Cogent Nominees Pty Ltd	22,128,894	1.45
HKBA Nominees Ltd	14,241,786	0.94
PSS Board	8,795,585	0.58
ANZEST Pty Ltd (Deferred Share Plan A/C)	7,823,861	0.51
Government Superannuation Office	7,096,283	0.47
Westpac Financial Services Ltd	6,060,181	0.40
Dervat Nominees Pty Ltd	5,196,963	0.34
Zurich Investment Management Ltd	5,142,989	0.34
Australia Foundation Investment Company Ltd	4,877,049	0.32
Victorian Workcover Authority	4,758,334	0.31
Commonwealth Custodial Services Ltd	4,486,242	0.29
ANZEST Pty Ltd (ESAP Share Plan A/C)	4,411,454	0.29
	867,859,733

Distribution of shareholdings

At 4 November 2003 Range	Number of holders	% of holders	Number of shares	% of shares
1 to 1,000 shares	126,578	55.82	58,777,084	3.86
1,001 to 5,000 shares	79,563	35.09	178,270,867	11.71
5,001 to 10,000 shares	12,461	5.50	88,536,453	5.82
10,001 to 100,000 shares	7,747	3.42	166,130,933	10.91
Over 100,001 shares	382	0.17	1,030,359,062	67.70
Total	226,731	100.00	1,522,074,399	100.00

At 4 November 2003:

•                            there were no entries in the Register of Substantial Share holdings; and

•                            the average size of holdings of ordinary shares was 6,713 (2002: 7,536) shares; and

•                            there were 3,857 holdings (2002: 2,863 holdings), of less than a marketable parcel (less than $500) in value or 42,926 shares based on a market price of $17.49, which is less than 1% of the total holdings of ordinary shares.

Voting rights of ordinary shares

The Constitution provides for votes to be cast:

i)                           on show of hands, 1 vote for each shareholder; and

ii)                        on a poll, 1 vote for each fully paid ordinary share.

Preference shares

Trust Securities Issues

At 4 November 2003 Hare and Co held the preference shares issued with the Trust Securities units and held 124,032,000 preference shares, being 92.5 per cent of the total issued preference capital.

Voting rights of Trust Securities Issues

A preference shareholder may not vote in normal circumstances, but may vote:

i)                           when a preference share dividend (or equivalent)is not paid by the prescribed quarterly payment date.  This entitlement to vote ceases after full payment of four consecutive quarterly preference share dividends; and

ii)                        on proposals or resolutions that affect the rights attached to the preference shares including proposals to restructure or wind up ANZ.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

At 4 November 2003, the twenty largest holders of ANZ StEPS held 4,892,789 preference shares, equal to 48.94% of ANZ StEPS and 3.65% of the total issued preference capital.

Name	Number of shares	%
National Nominees Ltd	867,070	8.67
ANZ Nominees Ltd	738,641	7.39
Chase Manhattan Nominees Ltd	661,610	6.62
IOOF Investment Management Ltd	510,000	5.10
Potter Warburg Nominees Pty Ltd	398,715	3.99
AMP Life Ltd	331,000	3.31
Westpac Custodian Nominees Ltd	309,960	3.10
Citicorp Nominees Pty Ltd	161,424	1.61
RBC Global Services Australia Nominees Pty Ltd	112,970	1.13
Calex Nominees Pty Ltd	111,593	1.12
UCA Cash Management Fund Ltd	100,000	1.00
Austrust Ltd	95,084	0.95
Baincor Nominees Pty Ltd	75,139	0.75
UOB Kay Hian Pte Ltd	67,500	0.68
Permanent Trustee Australia Ltd	64,012	0.64
Zurich Investment Management Ltd	64,000	0.64
UBS Nominees Pty Ltd	63,000	0.63
Gordon Merchant No 2 Pty Ltd	59,000	0.59
Invia Custodian Pty Ltd	54,230	0.54
JTW Trading Pty Ltd	47,841	0.48
	4,892,789

Distribution of ANZ StEPS holdings

At 4 November 2003 Range	Number of holders	% of holders	Number of shares	% of shares
1 to 1,000 preference shares	9,278	93.43	2,224,079	22.24
1,001 to 5,000 preference shares	522	5.26	1,324,646	13.25
5,001 to 10,000 preference shares	63	0.63	533,879	5.34
10,001 to 100,000 preference shares	58	0.58	1,714,413	17.14
Over 100,001 preference shares	10	0.10	4,202,983	42.03
Total	9,931	100.00	10,000,000	100.00

At 4 November 2003: There are no holders of less than a marketable parcel (less than $500 in value or 5 units).

Voting rights of ANZ StEPS

A preference share does not entitle its holder to vote at any general meeting of ANZ except in the following circumstances:

(a)                    on a proposal:

(i)                      to reduce the share capital of ANZ;

(ii)                   that affects rights attached to the preference shares;

(iii)                to wind up ANZ; or

(iv)               for the disposal of the whole of the property, business and undertaking of ANZ;

(b)                   on a resolution to approve the terms of a buy-back agreement;

(c)                    during a period in which a dividend which has been declared as payable on a dividend payment date has not been paid in full; or

(d)                   during the winding-up of ANZ.

If a poll is conducted on a resolution on which a holder is entitled to a vote under this clause, the holder has one vote for each preference share held.

Employee shareholder information

At the Annual General Meeting in January 1994, shareholders approved an aggregate limit of 7% of all classes of shares and options, which remain subject to the rules of a relevant incentive plan, being held by employees and directors.

At 30 September 2003 participants held 2.76% (2002: 2.62%) of the issued shares and options of ANZ under the following incentive plans:

•                            ANZ Employee Share Acquisition Plan;

•                            ANZ Employee Share Save Scheme;

•                            ANZ Share Option Plan;

•                            ANZ Share Purchase Scheme; and

•                            ANZ Directors’ Share Plan.

Shareholder Feedback Form

Dear Shareholder

As a shareholder and reader of ANZ’s 2003 Annual Report, your opinion is very important to us.  Please take a minute to fill in this survey form and have your say on the Report.  Your feedback will help shape the way we report to you next year.

1                            Which of the following applies to your reading of the 2003 ANZ Annual Report? (Please tick)

☐	Browsed through it	☐	Read some of it	☐	Read all of it

2                            Using a 7 point scale, where 1 is poor and 7 is excellent, please indicate the extent to which you agree with the following statements (Please circle)

	Strongly disagree					Strongly agree
The overall look of the Report made me want to read it	1	2	3	4	5	6	7
The Report included the information I wanted to read as a shareholder	1	2	3	4	5	6	7
It was easy to find the information I wanted to read	1	2	3	4	5	6	7
The information was well written and easy to understand	1	2	3	4	5	6	7
The Report was interesting to read	1	2	3	4	5	6	7

3                            When reading the 2003 ANZ Annual Report, how important to you are the following sections, on a 7 point scale, where 1 is poor and 7 is excellent? (Please circle)

	Not important					Extremely important
Investor Snapshot	1	2	3	4	5	6	7
Chairman’s Report	1	2	3	4	5	6	7
Chief Executive Officer’s Report	1	2	3	4	5	6	7
Chief Financial Officer’s Review	1	2	3	4	5	6	7
Risk Management	1	2	3	4	5	6	7
A View from the CEO on Creating Sustainable Businesses	1	2	3	4	5	6	7
The National Bank of New Zealand	1	2	3	4	5	6	7
People	1	2	3	4	5	6	7
Personal and Rural Customers	1	2	3	4	5	6	7
Business Banking	1	2	3	4	5	6	7
Systems	1	2	3	4	5	6	7
Community and Environment	1	2	3	4	5	6	7
Leadership	1	2	3	4	5	6	7
Business Profiles	1	2	3	4	5	6	7
Board of Directors	1	2	3	4	5	6	7
Corporate Governance and the Board	1	2	3	4	5	6	7
Compensation	1	2	3	4	5	6	7
Guide to the Concise Financial Report	1	2	3	4	5	6	7
Concise Financial Report	1	2	3	4	5	6	7

4                            Do you have any specific comments about this Annual Report or suggestions for next year?

5                            Annual Report election request (Please tick)

☐	Please continue to send me a printed Annual Report
☐	Please don’t send me an Annual Report
☐	Please don’t send me an Annual Report but email me when it is available on ANZ’s website

Name	SRN/HIN
Email Address

Yours faithfully

Simon Fraser
Head of Investor Relations

Please complete the above form, remove from document, and return with your Proxy Form in the envelope provided.

Information for Shareholders

Dividends

The final dividend of 51 cents per share, fully franked, will be paid on 19 December 2003.  A Dividend Reinvestment Plan (DRP)and Bonus Option Plan (BOP)are available to shareholders.  The plans are detailed in a plan booklet called ‘Shareholder Alternatives’, copies of which are available from the ANZ Share Registry at the addresses shown below.

ANZ has reviewed the way that it pays its dividends to reduce costs, minimise the potential for fraud and enhance convenience for shareholders.  Effective from the next interim dividend payment due in July 2004, payments to all shareholders in Australia, New Zealand and the UK (other than to those who have elected to participate in either the DRP or the BOP),will only be made by direct credit to a nominated bank account.  A significant majority of shareholders already receive their dividends by this method.  Shareholders who are currently paid their dividend by cheque will receive a form with their dividend advice from the ANZ Share Registry for nomination of a bank account for future dividend payments.

Stock Exchange Listings

The Group’s ordinary shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange.  The Capital Securities offered in 1993 and the Preference Shares issued in 1998 are listed on the New York Stock Exchange.  The subordinated bonds issued by Australia and New Zealand Banking Group (New Zealand)Limited in 2002 are listed on the New Zealand Stock Exchange.

ANZ StEPS

On 24 September 2003,10 million ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) were issued at an issue price of $100.00 each. Each ANZ StEPS is a stapled security comprising a Preference Share in Australia and New Zealand Banking Group Limited and an unsecured Note issued by ANZ Holdings (New Zealand) Limited.  ANZ StEPS are quoted on the Australian Stock Exchange.

American Depositary Receipts

The Bank of New York sponsors an American Depositary Receipt (ADR) program in the United States of America and ADRs are listed on the New York Stock Exchange.  ADR holders should deal directly with the Bank of New York, New York, telephone (+212) 815 2276, fax (+212) 571 3050 on all matters relating to their ADR holdings.

2003 Financial Report

A copy of the Group’s 2003 Financial Report, including the independent Auditors’ Report, is available to all shareholders, and will be sent to shareholders without charge upon request.  The Financial Report can be requested by telephone (Australia 1800 11 33 99, Overseas +613 9615 5989), by email at investor.relations@anz.com or viewed directly on the Internet at www.anz.com

Removal from Mailing List

Shareholders who do not wish to receive a copy of the Annual Report must advise the Share Registry in writing.

Change of Address

Shareholders who have changed their address will need to advise the Share Registry in writing, quoting their shareholder number, name and company as applicable.

Credit Ratings

Short Term

Moody’s Investors Service	P-1
Standard & Poor’s Rating Group	A1+

Long Term

Moody’s Investors Service	Aa3
(outlook stable)
Standard & Poor’s Rating Group	AA-
(outlook stable)

Handy Contacts

ANZ

Registered Office

Level 6

100 Queen Street

Melbourne VIC 3000

Australia

Telephone +613 9273 6141

Facsimile +613 9273 6142

Company Secretary: Tim L’Estrange

Investor Relations

Level 22

100 Queen Street

Melbourne VIC 3000

Australia

Telephone +613 9273 6466

Facsimile +613 9273 4899

investor.relations@anz.com

Share Registry

Australia

GPO Box 2975

Melbourne VIC 3000

Australia

Telephone 1800 11 33 99 / +613 9615 5989

Facsimile +613 9611 5710

anzshareregistry@computershare.com.au

New Zealand

Private Bag 92119

Auckland 1020

New Zealand

Telephone 0800 174 007 or +649 488 8777

Facsimile +649 488 8787

United Kingdom

PO Box 82

The Pavilions

Bridgewater Road

Bristol BS99 7NH

Telephone +44 870 702 0000

Facsimile +44 870 703 6101

Important Dates for Shareholders

Date	Event
19 December 2003	Annual General Meeting
(Brisbane)
19 December 2003	Final Dividend Payment
27 April 2004*	Interim Result Announced
1 July 2004*	Interim Dividend Payment
26 October 2004*	Annual Result Announced
17 December 2004*	Annual General Meeting
17 December 2004*	Final Dividend Payment

* tentative dates

Australia and New Zealand

Banking Group Limited

ABN 11 005 357 522

www.anz.com

2003 ANZ Financial Report	Strong Different Successful Sustainable

Statements of Financial Performance
Statements of Financial Position
Statements of Changes in Shareholders’ Equity
Statements of Cash Flows

Notes to the Financial Statements
1	Accounting Policies
2	Income
3	Expenses
4	Equity Instruments Issued to Employees
5	Remuneration of Auditors
6	Income Tax Expense
7	Dividends
8	Earnings per Ordinary Share
9	Liquid Assets
10	Due from Other Financial Institutions
11	Trading Securities
12	Investment Securities
13	Net Loans and Advances
14	Impaired Assets
15	Provisions for Doubtful Debts
16	Customers’ Liabilities for Acceptances
17	Regulatory Deposits
18	Shares in Controlled Entities, Associates and Joint Venture Entities
19	Deferred Tax Assets
20	Goodwill
21	Other Assets
22	Premises and Equipment
23	Due to Other Financial Institutions
24	Deposits and Other Borrowings
25	Income Tax Liabilities
26	Payables and Other Liabilities
27	Provisions
28	Bonds and Notes
29	Loan Capital
30	Share Capital
31	Outside Equity Interests
32	Capital Adequacy
33	Average Balance Sheet and Related Interest
34	Interest Spreads and Net Interest Average Margins
35	Market Risk
36	Interest Sensitivity Gap
37	Net Fair Value of Financial Instruments
38	Derivative Financial Instruments
39	Securitisation
40	Life Insurance
41	Segment Analysis
42	Notes to the Statements of Cash Flows
43	Controlled Entities
44	Associates
45	Interests in Joint Venture Entities
46	Fiduciary Activities
47	Commitments
48	Contingent Liabilities, Contingent Assets and Credit Related Commitments
49	Superannuation Commitments
50	Employee Share and Option Plans
51	Related Party Disclosures
52	Remuneration of Directors
53	Remuneration of Executives
54	US GAAP Reconciliation
55	Exchange Rates
56	Events Since the End of the Financial Year
Directors’ Declaration
Auditors’ Report
Critical Accounting Policies

Financial Information
1	Cross Border Outstandings
2	Certificates of Deposit and Term Deposit Maturities
3	Volume and Rate Analysis
4	Concentrations of Credit Risk
5	Doubtful Debts – Industry Analysis
6	Short Term Borrowings

Glossary
Alphabetical Index

Statements of Financial Performance for the year ended 30 September 2003

			Consolidated		The Company
	Note	2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m
Total Income	2	13,023	12,007	12,824	11,368	9,061
Interest income	2	10,215	9,037	10,251	7,378	6,426
Interest expense	3	(5,904)	(5,019)	(6,418)	(4,556)	(3,813)
Net interest income		4,311	4,018	3,833	2,822	2,613
Proceeds, net of costs, on disposal of investments		—	566	—	—	780
Carrying amount of assets given up		—	(392)	—	—	(588)
Profit from disposal of investments	2	—	174	—	—	192
Other operating income	2	2,702	2,765	2,598	3,990	2,443
Share of joint venture: profit from INGA joint venture	2	55	2	—	—	—
Share of as sociates profit (net of writeoffs)	2	51	29	(25)	—	—
Operating income		7,119	6,988	6,406	6,812	5,248
Operating expenses	3	(3,228)	(2,905)	(3,092)	(2,663)	(2,388)
Profit before doubtful debt provision		3,891	4,083	3,314	4,149	2,860
Provision for doubtful debts	15	(614)	(860)	(531)	(465)	(710)
Profit before income tax		3,277	3,223	2,783	3,684	2,150
Income tax expense	6	(926)	(898)	(911)	(616)	(643)
Profit after income tax		2,351	2,325	1,872	3,068	1,507
Net profit attributable to outside equity interests		(3)	(3)	(2)	—	—
Net profit attributable to shareholders of the Company(1)		2,348	2,322	1,870	3,068	1,507
Currency translation adjustments, net of hedges after tax		(356)	(98)	197	(191)	(214)
Total adjustments attributable to shareholders of the company recognised directly into equity		(356)	(98)	197	(191)	(214)
Total changes in equity other than those resulting from transactions with shareholders as owners		1,992	2,224	2,067	2,877	1,293
Earnings per ordinary share (cents)	8
Basic		148.3	147.3	117.4	n/a	n/a
Diluted		147.9	146.6	117.0	n/a	n/a

The notes appearing on pages 6 to 77 form an integral part of these financial statements

(1)       The results of 2002 include the impact of these significant transactions:

•  The sale of businesses to INGA joint venture (profit after tax of $170 million);

•  National Housing Bank recovery ($159 million profit after tax); and

•  Special general provision for doubtful debts ($175 million charge after tax)

Further details on these transactions are shown in notes 2, 3 and 15

Statements of Financial Position as at 30 September 2003

		Consolidated		The Company
	2003 Note	2002	2003	2002
		$m	$m	$m	$m
Assets
Liquid assets	9	6,592	7,410	3,916	5,994
Due from other financial institutions	10	2,427	3,815	2,143	2,649
Trading securities	11	4,213	5,873	3,636	5,219
Investment securities	12	4,767	3,609	3,838	2,593
Net loans and advances	13	149,465	132,060	115,530	99,900
Customers’ liabilities for acceptances	16	13,178	13,796	13,178	13,796
Due from controlled entities		—	—	5,738	6,495
Regulatory deposits	17	101	178	68	138
Shares in controlled entities, associates and joint venture entities	18	1,814	1,692	8,095	6,256
Deferred tax assets	19	1,165	1,218	746	835
Goodwill(1)	20	160	180	87	94
Other assets	21	10,224	11,810	8,042	9,603
Premises and equipment	22	1,485	1,464	897	866
Total assets		195,591	183,105	165,914	154,438
Liabilities
Due to other financial institutions	23	6,467	10,860	5,490	10,372
Deposits and other borrowings	24	124,494	113,259	90,186	85,258
Liability for acceptances		13,178	13,796	13,178	13,796
Due to controlled entities		—	—	9,262	3,895
Income tax liabilities	25	1,083	1,340	546	921
Payables and other liabilities	26	13,611	12,630	11,671	10,845
Provisions	27	769	1,602	614	1,469
Bonds and notes	28	16,572	14,708	16,131	14,536
Loan capital	29	5,630	3,445	5,367	3,186
Total liabilities		181,804	171,640	152,445	144,278
Net assets		13,787	11,465	13,469	10,160
Shareholders’ equity
Ordinary share capital	30	4,175	3,939	4,175	3,939
Preference share capital	30	2,212	1,375	2,212	1,375
Reserves		180	534	684	875
Retained profits		7,203	5,600	6,398	3,971
Share capital and reserves attributable to shareholders of the Company		13,770	11,448	13,469	10,160
Outside equity interests	31	17	17	—	—
Total shareholders’ equity		13,787	11,465	13,469	10,160
Derivative financial instruments	38
Commitments	47
Contingent liabilities, contingent assets and credit related commitments	48

The notes appearing on pages 6 to 77 form an integral part of these financial statements

(1)                    Excludes notional goodwill of $821 million (September 2002: $865 million) included in the net carrying value of ING Australia Limited

Statements of Changes in Shareholders’ Equity for the year ended 30 September 2003

		Consolidated			The Company
	Note	2003	2002	2001	2003	2002
		$m	$m	$m	$m	$m
Share capital
Ordinary shares
Balance at start of year		3,939	3,733	4,028	3,939	3,733
Dividend reinvestment plan		115	94	86	115	94
Group employee share acquisition scheme		48	55	65	48	55
Group share option scheme		73	57	21	73	57
Small shareholder voluntary top up scheme		—	—	12	—	—
New issues		—	—	16	—	—
Share buyback	30	—	—	(495)	—	—
Balance at end of year		4,175	3,939	3,733	4,175	3,939
Preference shares	30
Balance at start of year		1,375	1,526	1,374	1,375	1,526
New issues(1)		987	—	—	987	—
Retranslation of preference share issues		(150)	(151)	152	(150)	(151)
Balance at end of year		2,212	1,375	1,526	2,212	1,375
Total share capital		6,387	5,314	5,259	6,387	5,314
Asset revaluation reserve(2)
Balance at start and end of year		31	31	31	401	401
Total asset revaluation reserve		31	31	31	401	401
Foreign currency translation reserve(3)
Balance at start of year		117	215	18	419	633
Currency translation adjustments, net of hedges after tax		(356)	(98)	197	(191)	(214)
Total foreign currency translation reserve		(239)	117	215	228	419
General reserve(4)
Balance at start of year		237	322	588	55	55
Transfers (to) from retained profits		2	(85)	(266)	—	—
Total general reserve		239	237	322	55	55
Capital reserve(4)		149	149	149	—	—
Total reserves		180	534	717	684	875
Retained profits
Balance at start of year		5,600	4,562	3,607	3,971	3,716
Net profit attributable to shareholders of the Company		2,348	2,322	1,870	3,068	1,507
Total available for appropriation		7,948	6,884	5,477	7,039	5,223
Transfers from (to) reserves		(2)	85	266	—	—
Ordinary share dividends provided for or paid	7	(641)	(1,252)	(1,062)	(641)	(1,252)
Preference share dividends paid	7	(102)	(117)	(119)	—	—
Retained profits at end of year		7,203	5,600	4,562	6,398	3,971
Total shareholders’ equity attributable to shareholders of the Company		13,770	11,448	10,538	13,469	10,160

The notes appearing on pages 6 to 77 form an integral part of these financial statements

(1)                    Relates to the issue of 10 million ANZ Stapled Exchangeable Preferred Securities, raising $1 billion net of issue costs of $13 million. Refer Note 30

Nature and purpose of reserves

(2)                    Asset revaluation reserve

Prior to 1 October 2000, the asset revaluation reserve was used to record certain increments and decrements on the revaluation of non-current assets. As the Group has elected to adopt deemed cost in accordance with AASB 1041, the balance of the reserve is not available for future non-current asset write downs while the Group remains on the deemed cost basis

(3)                    Foreign currency translation reserve

Exchange differences arising on translation of foreign self-sustaining operations are taken to the foreign currency translation reserve, as described in accounting policy note 1

(4)                    General reserve and Capital reserve

The balance of these reserves have resulted from prior period allocations of retained profits and may be released to retained profits. Within the General reserve, amounts held in claims equalisation reserve under the Insurance Act 1973, cannot be released to profit for a period of ten years

Statements of Cash Flows for the year ended 30 September 2003

				Consolidated		The Company
	Note		2003	2002	2001	2003	2002
			$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received			10,887	10,148	11,054	7,243	6,723
Dividends received			7	3	75	1,803	67
Fees and other income received			2,908	2,919	2,783	2,397	2,689
Interest paid			(5,724)	(5,367)	(6,703)	(4,372)	(4,158)
Personnel expenses paid			(1,848)	(1,900)	(1,827)	(1,463)	(1,576)
Premises expenses paid			(279)	(268)	(253)	(257)	(249)
Other operating expenses paid			(1,952)	(1,893)	(1,775)	(855)	(913)
Income taxes paid			(1,312)	(853)	(823)	(1,063)	(574)
Goods and services tax (paid) received			1	(28)	(53)	17	(8)
Net decrease (increase) in trading securities			1,669	(1,030)	(629)	1,583	(782)
Net cash provided by operating activities	42	(a)	4,357	1,731	1,849	5,033	1,219
Cash flows from investing activities
Net decrease (increase)
Liquid assets - greater than three months			1,113	(442)	983	1,091	(416)
Due from other financial institutions			(44)	554	909	(59)	557
Regulatory deposits			52	37	(27)	48	(47)
Loans and advances			(19,944)	(9,441)	(4,829)	(17,928)	(9,216)
Shares in controlled entities and associates			(2)	(1)	(36)	(701)	1,023
Investment securities
Purchases			(3,871)	(2,851)	(4,005)	(2,838)	(1,480)
Proceeds from sale or maturity			2,445	2,436	3,630	1,294	977
Controlled entities and associates
Purchased (net of cash acquired)	42	(c)	—	(1,050)	(36)	—	(893)
Proceeds from sale (net of cash disposed)			—	—	—	—	—
Premises and equipment
Purchases			(368)	(385)	(452)	(292)	(309)
Proceeds from sale			51	101	127	38	51
Recovery from NHB litigation			—	248	—	—	248
Other			1,663	201	(454)	1,501	50
Net cash (used in) investing activities			(18,905)	(10,593)	(4,190)	(17,846)	(9,455)
Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions			(2,946)	(1,211)	(826)	(3,434)	(917)
Deposits and other borrowings			13,995	9,152	890	7,500	9,888
Due from/to controlled entities			—	—	—	4,993	(2,907)
Payable sand other liabilities			1,000	362	581	1,140	875
Bonds and notes
Issue proceeds			8,255	4,537	7,542	7,788	4,538
Redemptions			(4,095)	(3,519)	(2,878)	(4,095)	(3,519)
Loan capital
Issue proceeds			3,380	759	—	3,380	500
Redemptions			(437)	(589)	(244)	(437)	(398)
Decrease (increase) in outside equity interests			(1)	1	(1)	—	—
Dividends paid			(1,322)	(1,178)	(1,028)	(1,220)	(1,061)
Share capital issues (ordinary capital)			120	112	114	120	112
StEPS preference share issue			1,000	—	—	1,000	—
StEPS issues costs			(13)	—	—	(13)	—
Share buyback			—	—	(495)	—	—
Net cash provided by financing activities			18,936	8,426	3,655	16,722	7,111
Net cash provided by operating activities			4,357	1,731	1,849	5,033	1,219
Net cash (used in) investing activities			(18,905)	(10,593)	(4,190)	(17,846)	(9,455)
Net cash provided by financing activities			18,936	8,426	3,655	16,722	7,111
Net (decrease) increase in cash and cash equivalents			4,388	(436)	1,314	3,909	(1,125)
Cash and cash equivalents at beginning of year			7,925	9,071	6,462	5,453	6,747
Foreign currency translation on opening balances			(4,998)	(710)	1,295	(4,951)	(169)
Cash and cash equivalents at end of year	42	(b)	7,315	7,925	9,071	4,411	5,453

The notes appearing on pages 6 to 77 form an integral part of these financial statements

Notes to the Financial Statements.

Our critical accounting policies are described on pages 80 to 83.

1:                         Accounting Policies

i)                           Basis of preparation

This general purpose financial report complies with the accounts provisions of the Banking Act 1959, applicable Australian Accounting Standards, the accounts provisions of the Corporations Act 2001, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. Except as disclosed below, these accounting policies are consistent with those of the previous year.

Certain disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants have also been included in this report.

The financial report has been prepared in accordance with the historical cost convention as modified by the revaluation of trading instruments, and the deemed cost of properties. The preparation of the financial report requires the use of management estimates. Such estimates may require review in future periods.

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100, dated 10 July 1998. Consequently, amounts in the financial report have been rounded to the nearest million dollars except where otherwise indicated.

All amounts are expressed in Australian dollars, unless otherwise stated. Where necessary, amounts shown for the previous year have been reclassified to facilitate comparison.

ii)                        Changes in Accounting Policies

AASB 1044, Provisions, Contingent Liabilities and Contingent Assets became effective for the Group from 1 October 2002. Under the new Standard, provision for dividends cannot be booked unless dividends are declared, determined or publicly recommended on or before balance date. Accordingly the dividend applicable to the current reporting period has not been booked in this report. However, dividends declared after balance date still need to be disclosed in the notes. The adoption of AASB 1044 results in an increase in Shareholders’ Equity of $777 million. The Group will continue its current practice of making a public announcement of the dividend after balance date. Dividend information for the current period is provided in note 7, Dividends.

AASB 1012, Foreign Currency Translation became effective for the Group from 1 October 2002. Under this revised Standard foreign denominated equity must be reported using the spot rate applicable at the date of issue and not be retranslated using the spot rate at the end of each reporting period. The Group has retranslated its USD preference share capital to the historical spot rates. As the translation adjustment is reported in the foreign currency translation reserve the impact of these changes are neutral on equity.

iii)                     Consolidation

The financial statements consolidate the financial statements of Australia and New Zealand Banking Group Limited (the Company) and its controlled entities. Shares in controlled entities are stated at deemed cost in the statement of financial position.

Where controlled entities and associates have been sold or acquired during the year, their operating results have been included to the date of disposal or from the date of acquisition. The Group adopts the equity method of accounting for associates and the Group’s interest in joint venture entities. Shares in associates and joint venture entities are stated in the consolidated statement of financial position at cost plus the Group’s share of post acquisition net assets. The Group’s share of results of associates and joint venture entities is included in the consolidated statement of financial performance.

The Group may invest in or establish special purpose companies, or vehicles, to enable it to undertake specific types of transactions. Where the Group controls such vehicles, they are consolidated into the Group financial results.

iv)                    Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and amortised on a straight line basis over the period during which the benefits are expected to arise, not exceeding 20 years. The unamortised balance of goodwill and notional goodwill and the period of amortisation are reviewed annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

v)                       Foreign currency

Financial assets and liabilities denominated in foreign currencies are translated into Australian dollars at the rates of exchange ruling at balance date.

Revenues and expenses of overseas branches and controlled entities are translated at average exchange rates for the year.

Net translation differences arising from the translation of overseas branches and controlled entities considered to be self-sustaining operations are included in the foreign currency translation reserve, after allowing for those positions hedged by foreign exchange contracts and related currency borrowings (net of tax).

vi)                    Fee income

Fee and commission income are brought to account on an accruals basis. Yield-related front-end application fees received are deferred and accrued to income as an adjustment of yield over the period of the loan. Non yield related application and activation lending fees received are recognised as income no later than when the loan is disbursed or the commitment to lend expires. Fees received on an ongoing basis that represent the recoupment of the costs of providing service (for example, maintaining and administering existing facilities) are taken to income when the fees are receivable.

vii)      Net loans and advances

Net loans and advances include direct finance provided to customers such as bank overdrafts, credit cards, term loans, lease finance, hire purchase finance and commercial bills.

Overdrafts, credit cards and term loans are carried at principal balances outstanding. Interest on amounts outstanding is accounted for on an accruals basis.

Finance leases and hire purchase contracts are accounted for using the finance method whereby income is taken to account progressively over the life of the lease or the contract in proportion to the outstanding investment balance.

Customer financing through redeemable preference shares is included within net loans and advances. Dividends received on redeemable preference shares are taken to the statement of financial performance as part of interest income.

All loans are subject to regular scrutiny and graded according to the level of credit risk. Loans are classified as either productive or non-accrual. The Group has adopted the Australian Prudential Regulation Authority Impaired Assets Guidelines in assessing non-accrual loans. Non-accrual loans include loans where the accrual of interest and fees has ceased due to doubt as to full recovery, and loans that have been restructured with an effective yield below the Group’s average cost of funds at the date of restructuring. A specific provision is raised to cover the expected loss, where full recovery of principal is doubtful.

Restructured loans are loans with an effective yield above the Group’s cost of funds and below the yield applicable to a customer of equal credit standing.

Cash receipts on non-accrual loans are, in the absence of a contrary agreement with the customer, applied as income or fees in priority to being applied as a reduction in principal, except where the cash receipt relates to proceeds from the sale of security.

viii)     Bad and doubtful debts

Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio. The monthly charge is booked to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio.

The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•   the history of credit loss for each type and risk grade of lending; and

•   the size, composition and risk profile of the current loan portfolio.

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified. As a result of the reassessments, ELP charge levels may be periodically increased or decreased.

Specific provisions are maintained to cover identified doubtful debts. All known bad debts are written off in the year in which they are identified. The specific provision requirement (representing new and increased specific provisions less specific provision releases) is transferred from the general provision to the specific provision. Recoveries, representing excess transfers to the specific provision, are credited to the general provision.

Provisions for doubtful debts are deducted from loans and advances in the statement of financial position.

ix)       Acceptances

Commercial bills accepted but not held in portfolio are accounted for and disclosed as a liability with a corresponding contra asset.

The Group’s own acceptances discounted are held as part of either the trading securities portfolio or the loan portfolio, depending on whether, at the time of such discount, the intention was to hold the acceptances for resale or until maturity.

x)        Trading securities

Securities held for trading purposes are recorded at market value. Unrealised gains and losses on revaluation are taken to the statement of financial performance.

xi)       Investment securities

Investment securities are those which the Group intends and has the ability to hold until maturity. Such securities are recorded at cost or at cost adjusted for amortisation of premiums or discounts.

Premiums and discounts are capitalised and amortised from the date of purchase to maturity. Interest and dividend income is accrued. Changes in market values of securities are not taken into account unless there is considered to be a permanent diminution in value.

xii)      Repurchase agreements

Securities sold under repurchase agreements are retained in the financial statements and a counterparty liability is disclosed under the classifications of Due to other financial institutions or Deposits and other borrowings. The difference between the sale price and the repurchase price is amortised over the life of the repurchase agreement and charged to interest expense in the statement of financial performance.

Securities purchased under agreements to resell are recorded as Liquid assets, Net loans and advances, or Due from other financial institutions, depending on the term of the agreement and the counterparty.

xiii)     Derivative financial instruments

Derivative financial instruments (derivatives) are contracts whose value is derived from one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

Trading derivatives, comprising derivatives entered into for customer-related or proprietary reasons or for hedging the trading portfolio, are measured at fair value and all gains and losses are taken to other operating income in the statement of financial performance. Fair value losses arising from trading derivatives are not offset against fair value gains unless a legal right of set-off exists.

Derivatives designated as hedges of underlying non-trading exposures are accounted for on the same basis as the underlying exposures. To be designated as a hedge, the fair value of the hedge must move inversely with changes in the fair value of the underlying exposure.

Gains and losses resulting from the termination of a derivative that was designated as a hedge of non-trading exposures are deferred and amortised over the remaining period of the original term covered by the terminated instrument where the underlying exposure still exists. The gains or losses are recorded in the income or expense line in which the underlying exposure movements are recorded. Where the underlying exposure no longer exists, the gains and losses are recognised in the statement of financial performance in the other operating income line.

Gains and losses on derivatives related to hedging exposures arising from anticipated transactions are deferred and recognised in the financial statements when the anticipated transaction occurs.

These gains and losses are deferred only to the extent that there is an offsetting unrecognised (unrealised) gain or loss on the exposures being hedged. Deferred gains and losses are amortised over the expected term of the hedged exposure and are recorded in the results of operations in the same line as the underlying exposure. The deferred gain or loss is recorded in other liability or other assets in the statement of financial position.

Gains and losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur. If the forecasted transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance in the other income disclosure.

Movements in the derivative financial position are recorded in the cashflow statement when they are settled on the other financing and investing lines.

xiv)     Premises and equipment

Premises and equipment are carried at cost less depreciation or amortisation.

Profit or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the results of the Group in the year of disposal.

Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Group, using the straight line method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5 to 33%
Software	14 to 33%

Leasehold improvements are amortised on a straight line basis over the remaining period of each lease.

Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as amortisation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

The carrying values of all non-current assets have been assessed and are not in excess of their recoverable amounts.

xv)      Income tax

The Group adopts the liability method of tax effect accounting whereby income tax expense is calculated based on accounting profit adjusted for permanent differences. Permanent differences are items of revenue and expense which are recognised in the statement of financial performance but are not part of taxable income or vice versa.

Future tax benefits and deferred tax liabilities relating to timing differences and tax losses are carried forward at tax rates applicable to future periods. These future tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future tax benefits relating to tax losses are only carried forward where realisation of the benefit is considered virtually certain.

Provision for Australian income tax is made where the earnings of overseas controlled entities are subjected to Australian tax under the attribution rules for the taxation of foreign sourced income.

Otherwise, no provision is made for overseas withholding tax or Australian income tax which may arise on repatriation of earnings from overseas controlled entities, where it is expected these earnings will be retained by those entities to finance their ongoing business.

xvi)     Employee entitlements

The amounts expected to be paid in respect of employees’ entitlements to annual leave are accrued at expected salary rates including on-costs. Liability for long service leave is accrued in respect of all applicable employees at the present value of future amounts expected to be paid.

xvii)    Provisions

Refer to note 27 for the accounting policies covering various provisions excluding ELP which is detailed in note 1 viii) above.

xviii)   Superannuation commitments

Contributions, which are determined on an actuarial basis, to superannuation schemes are charged to personnel expenses in the statement of financial performance.

Any aggregate deficiencies arising from the actuarial valuations of the Group’s defined benefit schemes have been provided for in the financial statements, where a legal or constructive obligation exists.

The assets and liabilities of the schemes have not been consolidated as the Company does not have direct or indirect control of the schemes.

xix)      Leasing

Leases entered into by the Group as lessee are predominantly operating leases, and the operating lease payments are included in the statement of financial performance in equal installments over the lease term.

xx)       Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as an other asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

xxi)      Life insurance

The Group’s life insurance business was conducted through ANZ Life Assurance Company Limited until 30 April 2002 and its results consolidated until that date. On 1 May 2002 the Group’s life insurance business was transferred to a joint venture entity, (see note 45) which is accounted for in accordance with the equity method of accounting. The joint venture adopts similar accounting policies to those described here.

Components of life insurance margin on services operating income disclosed are premium revenue and related revenue, investment revenue, claims expense and insurance policy liabilities expense (refer note 40).

Premiums with no due date are recognised as revenue on a cash received basis. Premiums with a regular due date are recognised as revenue on an accruals basis. Unpaid premiums are only recognised as revenue during the days of grace or where secured by the surrender value of the policy and are included as ‘Other Assets’ in the balance sheet.

Claims under investment-linked business are recognised when the policy ceases to participate in the earnings of the fund. Claims on non investment-linked business are recognised when the liability to the policy owner under the policy contract has been established or upon notification of the insured event depending on the type of claim.

Policy liabilities and other liabilities are measured at net present value of estimated future cash flows. Changes in net present values are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

All assets are measured at net market values as at the reporting date. Changes in the net market values are recognised in the statement of financial performance as revenue or expenses in the financial year in which they occur.

xxii)     Capitalised expenses

Expenses related to the acquisition of interest earning assets are initially recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments.

2:        Income

		Consolidated		The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Interest income
From other financial institutions	92	121	214	65	83
On regulatory deposits	—	1	1	—	1
On trading and investment securities	452	397	471	355	324
On loans and advances	9,320	8,245	9,122	6,667	5,733
Other	351	273	443	213	192
	10,215	9,037	10,251	7,300	6,333
From controlled entities	—	—	—	78	93
Total interest income	10,215	9,037	10,251	7,378	6,426
Other operating income
i) Fee income
Lending	933	876	787	813	771
Other, commissions(1)	1,115	1,196	1,105	795	861
	2,048	2,072	1,892	1,608	1,632
From controlled entities	—	—	—	219	284
Total fee income	2,048	2,072	1,892	1,827	1,916
ii) Other income
Significant transaction: Net profit before tax from sale of business to INGA joint venture	—	174	—	—	192
Foreign exchange earnings	348	365	348	238	264
Profit on sale of strategic investments	—	—	99	—	—
Hedge of TrUEPrs cash flows(2)	71	72	27	71	72
Life insurance margin on services operating income (refer note 40)	—	99	190	—	—
Profit on trading instruments	110	59	63	122	44
Profit on sale of premises(3)	6	5	3	—	2
Rental income	3	4	5	3	3
Dividend income from strategic investments	—	—	21	—	—
Write down of equity investments	—	—	(84)	—	—
Other	116	89	34	1,729	142
Total other income(4)	654	867	706	2,163	719
Total other operating income	2,702	2,939	2,598	3,990	2,635
Share of joint venture: profit from INGA joint venture (refer note 45)	55	2	—	—	—
Share of associates profit (net of writeoffs)	51	29	(25)	—	—
Total share of joint venture and associates profit	106	31	(25)	—	—
Total income(5)	13,023	12,007	12,824	11,368	9,061

(1)                    Includes commissions from funds management business(up to 30 April2002)

(2)                    Preference shares are issued via the TrUEPrs structure. This income is earned on a fixed receive/floating pay swap of the fixed dividend commitments

(3)                    Gross proceeds on sale of premises is $33 million (2002: $42 million, 2001: $98 million)

(4)                    The Company’s other income’ include dividends received from controlled entities of $1,803 million (2002: $65 million)

(5)                    Includes external dividend income of $10 million (2002: $3 million, 2001: $75 million) for the Group and $1 million (2002: $2 million) for the Company

3:        Expenses

		Consolidated		The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Interest expense
To other financial institutions	183	246	590	164	225
On deposits	3,502	3,019	3,597	2,722	2,371
On borrowing corporations’ debt	461	404	454	—	—
On commercial paper	310	251	584	184	46
On loan capital, bonds and notes	1,052	801	797	1,014	793
Other	396	298	396	295	210
	5,904	5,019	6,418	4,379	3,645
To controlled entities	—	—	—	177	168
Total interest expense	5,904	5,019	6,418	4,556	3,813

Operating expenses
i) Personnel
Employee entitlements and taxes	122	129	131	106	117
Pension fund	109	103	93	94	88
Salaries and wages	1,177	1,134	1,124	912	892
Other	342	348	327	283	293
Total personnel expenses	1,750	1,714	1,675	1,395	1,390
ii) Premises
Amortisation of leasehold improvements	15	14	15	9	8
Depreciation of buildings and integrals	16	17	18	1	2
Rent	154	161	152	120	131
Utilities and other outgoings	88	92	89	74	70
Other	22	15	11	18	11
	295	299	285	222	222
To controlled entities	—	—	—	43	37
Total premises expenses	295	299	285	265	259
iii) Computer
Computer contractors	18	34	44	16	29
Data communication	61	62	49	41	44
Depreciation and amortisation	183	140	108	148	112
Rentals and repairs	70	59	61	63	49
Software purchased	103	105	82	90	92
Other	30	24	20	12	7
Total computer expenses	465	424	364	370	333
iv) Other
Advertising and public relations	91	98	106	66	71
Amortisation of goodwill(1)	18	20	17	9	8
Audit fees(refer note 5)	3	3	3	2	2
Depreciation of furniture and equipment	33	35	42	26	28
Freight and cartage	35	36	32	29	30
Loss on sale of equipment	7	2	5	2	1
Non-lending losses, frauds and forgeries	48	51	45	36	36
Postage and stationery	92	97	94	67	71
Professional fees	102	97	114	86	79
Telephone	49	53	70	35	38
Travel	78	77	79	55	57
Other	102	84	75	165	171
Total other expenses	658	653	682	578	592
v) Restructuring	60	63	86	55	62
Total operating expenses	3,228	3,153	3,092	2,663	2,636
Significant transaction: recovery from NHB litigation	—	(248)	—	—	(248)
Total operating expenses including recovery from NHB litigation	3,228	2,905	3,092	2,663	2,388
Total expenses	9,132	7,924	9,510	7,219	6,201

(1)                    In addition, there is a notional goodwill amortisation charge of $44 million (2002: $18 million) included in the calculation of the share of income from the ING Australia joint venture

4:        Equity Instruments Issued to Employees

Under existing Australian Accounting Standards, certain equity instruments issued to employees are not required to be expensed. The impact of expensing options(1), and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Consolidated
	2003	2002
	$m	$m
Net profit attributable to shareholders of the Company	2,348	2,322
Expenses attributable to:
Options issued to Management Board(1)	(8)	(7)
Options issued to general management(1)	(24)	(19)
Shares issued under $1,000 employee share plan	(18)	(18)
Total	2,298	2,278

(1)                    Based on fair values estimated at grant date determined in accordance with the fair value measurement provisions of Accounting Exposure Draft ED 108.  Value of options are amortised on a straight line basis over the vesting period

5:        Remuneration of Auditors

		Consolidated		The Company
	2003	2002	2001	2003	2002
	$’000	$’000	$’000	$’000	$’000
KPMG Australia
Auditor review of financial reports of the Company or any entity in the Group	2,640	2,065	2,296	2,115	1,586
Other audit-related services(1),(2)	2,083	2,793	1,753	1,690	2,685
Other assurance services(3)	3,891	8,188	2,811	3,864	7,453
	8,614	13,046	6,860	7,669	11,724
Consulting(4)	—	—	10,867	—	—
Taxation	775	1,278	1,681	775	1,256
	775	1,278	12,548	775	1,256
Total	9,389	14,324	19,408	8,444	12,980
Overseas Related practices of KPMG Australia
Auditor review of financial reports of Group entities	1,293	1,305	1,024	315	271
Other audit-related services(1),(2)	1,503	1,611	1,755	639	861
Other assurance services(3)	1,473	316	937	1,194	101
	4,269	3,232	3,716	2,148	1,233
Taxation	83	200	452	10	111
	83	200	452	10	111
Total	4,352	3,432	4,168	2,158	1,344
Total remuneration of auditors	13,741	17,756	23,576	10,602	14,324

By virtue of an Australian Securities and Investments Commission class order dated 30 September 1998, the auditors of Australia and New Zealand Banking Group Limited and its related bodies corporate, KPMG, have been exempted from compliance with the requirements of Section 324 of the Corporations Act 2001. The class order exemption applies in that partners and associates of KPMG not engaged on the audit of Australia and New Zealand Banking Group Limited and its related bodies corporate maybe indebted to the Company, provided that such indebtedness arose upon ordinary commercial terms and conditions.

It is Group policy that KPMG Australia or any of its related practices may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by the Company’s regulators such as the Australian Prudential Regulation Authority. KPMG Australia or any of its related practices may not provide services that are perceived to be materially in conflict with the role of auditor. These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work. However, non-audit services that are not perceived to be materially in conflict with the role of auditor maybe provided by KPMG Australia or any of its related practices subject to the approval of the ANZ Audit Committee.

(1)                    Includes completion accounts review

(2)                    Includes services for the auditor review of financial information other than financial reports including prudential supervision reviews for central banks, prospectus reviews, trust audits and other audits required for local statutory purposes

(3)                    2003 includes assessing the Group’s compliance with the requirements of the US Patriot Act.  2002 includes due diligence services principally related to ING joint venture. Under the policy adopted by ANZ in April2002, due diligence services are no longer provided by the external auditor, unless specifically approved by the Board

(4)                    KPMG sold its consulting business effective 1 September 2001

6:        Income Tax Expense

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Reconciliation of the prima facie income tax payable on profit with the income tax expense charged in the statement of financial performance Profit before income tax	3,277	3,223	2,783	3,684	2,150
Prima facie income tax at 30% (2002: 30%: 2001: 34%)	983	967	946	1,105	645
Tax effect of permanent differences
Overseas tax rate differential	15	14	(9)	2	5
Other non-assessable income	(31)	(39)	(36)	—	(1)
Rebateable and non-assessable dividends	(16)	(11)	(32)	(541)	(20)
Life insurance accounting	—	7	18	—	—
Writedown of investments	—	—	27	—	—
Profit from associated and joint venture entities	(32)	(9)	9	—	—
NHB settlement tax rate differential	—	15	—	—	15
Sale of business to ING Australia joint venture	—	(48)	—	—	(55)
Other	10	—	(16)	53	51
	929	896	907	619	640
Income tax under/(over) provided in prior years	(3)	2	4	(3)	3
Total income tax expense	926	898	911	616	643
Australia	672	683	716	543	578
Overseas	254	215	195	73	65
	926	898	911	616	643

Tax Consolidation

Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes.  At the date of this report, the Directors of the Company have not made a decision whether or not to elect to be taxed as a single entity.  Should the Company enter the tax consolidation regime, tax balances will no longer be recorded by subsidiaries if they form part of a consolidated tax group.

Tax balances for the consolidated tax group will be recorded in the financial statements of the Company.

7:        Dividends

	Consolidated				The Company
	2003		2002	2001	2003		2002
	$m		$m	$m	$m		$m
Ordinary dividends
Interim dividend	666		583	491	666		583
Proposed final dividend	777	(1)	692	595	777	(1)	692
Bonus option plan adjustment	(25)		(23)	(24)	(25)		(23)
Dividends on ordinary shares	1,418		1,252	1,062	1,418		1,252

(1)       Not provided for.  Refer Note 1 (ii) Changes in accounting policies

A final dividend of 51 cents, fully franked, is proposed to be paid on each fully paid ordinary share on 19 December 2003 (2002: final dividend of 46 cents, paid 13 December 2002, fully franked; 2001: final dividend of 40 cents, paid 14 December 2001, fully franked). The 2003 interim dividend of 44 cents, paid 1 July 2003, was fully franked (2002: interim dividend of 39 cents, paid 1 July 2002, fully franked; 2001: interim dividend of 33 cents, paid 2 July 2001, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2002: 30%, 2001: 30%).

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Preference dividends
Trust Securities Issues	102	117	119	—	—
ANZ Stapled Exchangeable Preferred Securities(ANZ StEPS)	—	n/a	n/a	—	n/a
Dividends on preference shares	102	117	119	—	—

Trust Securities Issues

The Company has issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carry an entitlement to a distribution of 8% (USD 400 million) or 8.08% (USD 375 million). The amounts are payable quarterly in arrears. Distributions are expected to be payable on 15 January, April, July and October of each year.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Company issued ten million ANZ StEPS raising $987 million (net of issue costs). ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited a wholly owned subsidiary of the Company) stapled to a fully paid preference share issued by the Company. Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin. At each payment date the 90 day bank bill rate is reset for the next quarter. Distributions are expected to be payable on 15 March, 15 June, and 15 September and 15 December of each year.  Dividends are not payable on the preference share while it is stapled to the note.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is nil (2002 and 2001: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2003 financial year, less franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

From 1 July 2002 the franking credits available have been measured in accordance with the New Business Tax System (Imputation) Act 2002 as the amount of income tax paid rather than being based on after-tax profits as in previous periods.

This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit balances.

Restrictions which Limit the Payment of Dividends

There are presently no significant restrictions on the payment of dividends from controlled entities to the Company. Various capital adequacy, liquidity, statutory reserve and other prudential requirements must be observed by certain controlled entities and the impact on these requirements caused by the payment of cash dividends is monitored. In practice however, there are significant tax considerations associated with the receipt of dividends from controlled entities by a company. Payment of dividends from domestic controlled entities constitutes assessable income to a recipient Australian company. Where the dividend is received from a company within the wholly-owned group or, if the payer company is not wholly-owned (up to 30 June 2002) to the extent that the dividend is franked, the recipient company is generally entitled to a rebate of tax otherwise payable on the assessable dividend. With effect from 1 July 2002, for franked dividends received from non wholly-owned companies a gross up and offset mechanism applies. Should the recipient company’s total assessable income be less than the rebateable/grossed up dividend income, or it be in a tax loss position, the rebate/offset will reduce or be eliminated. The Group therefore acts to preserve the availability of rebates/offsets by avoiding the payment of rebateable/grossed up dividends by domestic controlled entities in this situation.

Payments of dividends from overseas controlled entities may attract withholding taxes which have not been provided for in these financial statements.

There are presently no restrictions on payment of dividends by the Company. Reductions of shareholders’ equity through payment of cash dividends is monitored having regard to the regulatory requirements to maintain a specified capital adequacy ratio. In particular, the Australian Prudential  Regulation Authority has advised Australian banks that a bank under its supervision must consult with it before declaring a dividend if the bank has incurred a loss, or proposes to pay dividends which exceed the level of profits earned.

Dividend Reinvestment Plan

During the year, 3,142,629 ordinary shares were issued at $18.32 per share, and 3,081,237 ordinary shares at $18.48 per share, under the Dividend Reinvestment Plan (2002: 2,533,819 ordinary shares at $18.33 per share and 2,484,694 ordinary shares at $19.24 per share).

Bonus Option Plan

Dividends paid during the year have been reduced by way of certain shareholders participating in the Bonus Option Plan and forgoing all or part of their right to dividends in return for the receipt of bonus shares.

During the year, 787,335 ordinary shares were issued at $18.32 per share, and 747,652 ordinary shares at $18.48 per share, under the Bonus Option Plan (2002: 679,408 ordinary shares at $18.33 per share and 672,437 ordinary shares at $19.24 per share).

	Declared dividend	Bonus options exercised	Amount paid
	$m	$m	$m
Final dividend 2002	692	(13)	679
Interim dividend 2003	666	(12)	654
	1,358	(25)	1,333

8:        Earnings per Ordinary Share

	Consolidated
	2003	2002	2001
	$m	$m	$m
Basic earnings per share (cents)	148.3	147.3	117.4
Earnings reconciliation
Net profit	2,351	2,325	1,872
Less: net profit attributable to outside equity interests	3	3	2
Less: preference share dividend paid	102	117	119
Earnings used in calculating basic earnings per share	2,246	2,205	1,751
Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,514.2	1,496.9	1,492.1
Diluted earnings per share (cents)	147.9	146.6	117.0
Earnings reconciliation
Net profit	2,351	2,325	1,872
Less: net profit attributable to outside equity interests	3	3	2
Less: preference share dividend paid	102	117	119
Earnings used in calculating diluted earnings per share	2,246	2,205	1,751
Weighted average number of ordinary shares (millions)
Used in calculating basic earnings per share	1,514.2	1,496.9	1,492.1
Add: potential conversion of options to ordinary shares	4.8	7.6	4.2
Used in calculating diluted earnings per share	1,519.0	1,504.5	1,496.3

The weighted average number of converted and lapsed options, weighted with reference to the date of conversion or lapse, and included in the calculation of diluted earnings per share is 1.1 million.

9:        Liquid Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Coins, notes and cash at bankers	601	924	522	894
Money at call	317	112	311	101
Securities purchased under agreement to resell less than 90 days	496	524	496	522
Bills receivable and remittances in transit	436	1,179	436	1,179
	1,850	2,739	1,765	2,696
Overseas
Coins, notes and cash at bankers	284	293	96	109
Money at call	511	548	10	1
Other banks’ certificates of deposit	2,437	2,725	1,173	2,418
Securities purchased under agreement to resell less than 90 days	374	12	—	—
Bills receivable and remittances in transit	1,136	1,093	872	770
	4,742	4,671	2,151	3,298
Total liquid assets	6,592	7,410	3,916	5,994
Maturity analysis based on original term to maturity at 30 September
Less than 90 days	5,509	4,821	2,834	3,432
More than 90 days	1,083	2,589	1,082	2,562
Total liquid assets	6,592	7,410	3,916	5,994

10:     Due from Other Financial Institutions

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia	646	706	638	695
Overseas	1,781	3,109	1,505	1,954
Total due from other financial institutions	2,427	3,815	2,143	2,649
Maturity analysis based on remaining term to maturity at 30 September
Overdraft	638	275	636	272
Less than 3 months	1,283	2,805	1,051	1,657
Between 3 months and 12 months	351	597	309	586
Between 1 year and 5 years	84	118	83	116
After 5 years	71	20	64	18
	2,427	3,815	2,143	2,649

11:     Trading Securities

Trading securities are allocated between Australia and Overseas based on the domicile of the issuer

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Listed – Overseas
Equity securities	—	289	—	—
Total listed	—	289	—	—
Unlisted – Australia
Commonwealth securities	475	977	475	977
Local and semi-government securities	1,230	1,692	1,230	1,692
ANZ accepted bills	820	1,453	820	1,453
Other securities and equity securities	1,142	1,096	1,109	1,096
	3,667	5,218	3,634	5,218
Unlisted – Overseas
Other government securities	395	300	2	1
Other securities and equity securities	151	66	—	—
	546	366	2	1
Total unlisted	4,213	5,584	3,636	5,219
Total trading securities	4,213	5,873	3,636	5,219

12:     Investment Securities

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Investment securities are allocated between Australia and Overseas based on the domicile of the issuer
Listed – Australia
Other securities and equity investments	4	23	—	18
	4	23	—	18
Listed – Overseas
Other government securities	546	63	546	63
Other securities and equity investments	633	—	633	—
	1,179	63	1,179	63
Total listed	1,183	86	1,179	81
Unlisted – Australia
Local and semi-government securities	1,362	756	1,362	756
Other securities and equity investments	250	252	157	252
	1,612	1,008	1,519	1,008
Unlisted – Overseas
New Zealand government securities	399	488	—	—
US government securities	907	1,322	907	1,322
Other government securities	237	169	131	149
Other securities and equity investments	429	536	102	33
	1,972	2,515	1,140	1,504
Total unlisted	3,584	3,523	2,659	2,512
Total investment securities	4,767	3,609	3,838	2,593
Market value information
Listed – Australia
Other securities and equity investments	2	20	—	15
	2	20	—	15
Listed – Overseas
Other government securities	548	63	548	63
Other securities and equity investments	632	—	632	—
	1,180	63	1,180	63
Total market value of listed investment securities	1,182	83	1,180	78
Unlisted – Australia
Local and semi-government securities	1,362	756	1,362	756
Other securities and equity investments	251	252	157	252
	1,613	1,008	1,519	1,008
Unlisted – Overseas
New Zealand government securities	399	488	—	—
US government securities	905	1,322	905	1,322
Other government securities	238	169	132	149
Other securities and equity investments	429	541	102	28
	1,971	2,520	1,139	1,499
Total market value of unlisted investment securities	3,584	3,528	2,658	2,507
Total market value of investment securities	4,766	3,611	3,838	2,585

Investment Securities by Maturities and Yields

Based on remaining term to maturity at 30 September 2003

At book value	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years	No maturity specified	Total	Market Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	1,002	360	—	—	—	—	1,362	1,362
Other securities and equity investments	95	60	68	—	—	31	254	253
	1,097	420	68	—	—	31	1,616	1,615
Overseas
New Zealand government securities	291	108	—	—	—	—	399	399
US government securities	258	330	319	—	—	—	907	905
Other government securities	220	363	200	—	—	—	783	786
Other securities and equity investments	573	173	316	—	—	—	1,062	1,061
	1,342	974	835	—	—	—	3,151	3,151
Total book value	2,439	1,394	903	—	—	31	4,767	n/a
Total market value	2,439	1,393	903	—	—	31	n/a	4,766

Weighted average yields(1)

	Less than 1 year	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years
	%	%	%	%
Australia
Local and semi-government securities	4.70	—	—	—
Other securities and equity investments	4.94	4.95	—	—
Overseas
New Zealand government securities	4.99	—	—	—
US government securities	3.25	2.23	—	—
Other government securities	7.74	6.25	—	—
Other securities and equity investments	2.59	1.61	—	—

(1)                    Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2003

At book value	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	Between 5 years and 10 years	After 10 years	No maturity specified	Total	Market Value
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Local and semi-government securities	644	50	62	—	—	—	756	756
Other securities and equity investments	85	—	135	—	—	55	275	275
	729	50	197	—	—	55	1,031	1,031
Overseas
New Zealand government securities	164	324	—	—	—	—	488	488
US government securities	100	—	1,222	—	—	—	1,322	1,322
Other government securities	126	68	38	—	—	—	232	232
Other securities and equity investments	93	21	414	1	—	7	536	538
	483	413	1,674	1	—	7	2,578	2,580
Total book value	1,212	463	1,871	1	—	62	3,609	n/a
Total market value	1,212	464	1,872	1	—	62	n/a	3,611

Weighted average yields(1)

	Less than 1 year %	Between 1 year and 5 years %	Between 5 years and 10 years%	After 10 years %
Australia
Local and semi-government securities	5.03	6.34	—	—
Other securities and equity investments	5.22	5.05	—	—
Overseas
New Zealand government securities	5.89	—	—	—
US government securities	2.19	3.88	—	—
Other government securities	7.79	5.01	—	—
Other securities and equity investments	3.96	2.11	8.00	—

(1)                    Based on effective yields for fixed interest and discounted securities and dividend yield for equity investments at 30 September 2002

13:     Net Loans and Advances

Loans and advances are classified between Australia, New Zealand and Overseas markets based on the domicile of the lending point.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Overdrafts	3,915	3,151	3,915	3,151
Credit card outstandings	4,265	3,888	4,265	3,888
Term loans – housing	62,482	52,381	62,482	52,381
Term loans – non-housing	41,133	34,212	35,804	28,688
Lease finance (refer below)	2,613	2,503	1,020	878
Hire purchase	6,127	5,411	398	331
Other	785	992	760	974
	121,320	102,538	108,644	90,291
New Zealand
Overdrafts	611	619	—	—
Credit card outstandings	491	462	—	—
Term loans – housing	10,551	9,796	—	—
Term loans – non-housing	7,425	6,460	—	—
Lease finance (refer below)	370	375	—	—
Hire purchase	496	477	—	—
Other	985	908	—	—
	20,929	19,097	—	—
Overseas markets
Overdrafts	740	860	579	722
Credit card outstandings	134	108	21	26
Term loans – housing	361	323	266	239
Term loans – non-housing	8,984	11,938	7,437	9,983
Lease finance (refer below)	239	469	216	449
Commercial bills	78	7	78	7
Other	2	9	2	3
	10,538	13,714	8,599	11,429
Total gross loans and advances	152,787	135,349	117,243	101,720
Provisions for doubtful debts (refer note 15)	(2,018)	(2,081)	(1,712)	(1,819)
Income yet to mature	(1,304)	(1,208)	(1)	(1)
	(3,322)	(3,289)	(1,713)	(1,820)
Total net loans and advances	149,465	132,060	115,530	99,900
Lease finance consists of gross lease receivables
Current	615	741	124	103
Non-current	2,607	2,606	1,112	1,224
	3,222	3,347	1,236	1,327

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2003

	Overdraft(1)	Less than 3 months	Between 3 months and 12 months	Between 1 year and 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	505	417	655	1,001	1,251	3,829
Business service	243	261	313	869	946	2,632
Entertainment, leisure and tourism	100	588	199	805	940	2,632
Financial, investment and insurance	1,355	705	897	1,733	276	4,966
Government and official institutions	2	—	2	20	27	51
Lease finance	—	113	289	1,701	510	2,613
Manufacturing	345	2,068	479	1,125	1,349	5,366
Personal(2)	4,491	5,322	210	5,046	579	15,648
Real estate – construction	223	66	114	821	543	1,767
Real estate – mortgage(3)	125	1,990	1,811	9,871	55,863	69,660
Retail and wholesale trade	621	2,086	620	1,241	2,253	6,821
Other	170	2,284	647	1,065	1,169	5,335
New Zealand
Agriculture, forestry, fishing and mining	85	30	229	588	679	1,611
Business service	7	1	—	35	96	139
Entertainment, leisure and tourism	23	3	7	71	332	436
Financial, investment and insurance	61	5	462	564	75	1,167
Government and official institutions	7	2	6	62	70	147
Lease finance	25	28	79	236	2	370
Manufacturing	58	27	185	493	440	1,203
Personal(2)	43	171	202	375	39	830
Real estate – construction	16	27	56	153	56	308
Real estate – mortgage (3)	629	1	660	464	10,198	11,952
Retail and wholesale trade	51	10	100	385	428	974
Other	97	61	137	712	785	1,792
Overseas Markets
Agriculture, forestry, fishing and mining	17	111	252	534	231	1,145
Business service	14	6	15	146	3	184
Entertainment, leisure and tourism	6	16	17	32	27	98
Financial, investment and insurance	5	78	23	137	106	349
Government and official institutions	11	9	16	81	10	127
Lease finance	73	4	4	10	148	239
Manufacturing	171	418	394	1,089	379	2,451
Personal(2)	10	177	119	202	433	941
Real estate – construction	13	14	8	125	4	164
Real estate – mortgage (3)	49	16	61	403	298	807
Retail and wholesale trade	263	259	19	186	40	767
Other	242	191	195	1,269	1,369	3,266
Gross loans and advances	10,156	17,565	9,482	33,650	81,934	152,787
Specific provision for doubtful debts	(484)	—	—	—	—	(484)
Income yet to mature	(96)	(287)	(256)	(661)	(4)	(1,304)
	(580)	(287)	(256)	(661)	(4)	(1,788)
Loans and advances net of specific provision and income yet to mature	9,576	17,278	9,226	32,989	81,930	150,999
General provision	—	—	—	—	(1,534)	(1,534)
Net loans and advances	9,576	17,278	9,226	32,989	80,396	149,465
Interest rate sensitivity
Fixed interest rates (4)	372	8,572	4,732	22,739	19,826	56,241
Variable interest rates	9,784	8,993	4,750	10,911	62,108	96,546
	10,156	17,565	9,482	33,650	81,934	152,787

(1)                    Overdraft includes credit cards and unsecured lending

(2)                    Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)                    Real estate-mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)                    Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

Maturity Distribution and Concentrations of Credit Risk

Based on remaining term to maturity at 30 September 2002

	Overdraft(1)	Between Less than 3 months	Between 3 months and 12 months	1 year and 5 years	After 5 years	Total
	$m	$m	$m	$m	$m	$m

Australia
Agriculture, forestry, fishing and mining	398	891	433	575	1,139	3,436
Business service	278	215	396	481	750	2,120
Entertainment, leisure and tourism	98	175	442	893	857	2,465
Financial, investment and insurance	1,467	67	818	2,016	235	4,603
Government and official institutions	3	—	3	22	39	67
Lease finance	—	93	319	1,570	521	2,503
Manufacturing	381	1,483	710	1,011	718	4,303
Personal(2)	3,131	4,208	270	6,723	561	14,893
Real estate – construction	235	29	91	347	450	1,152
Real estate – mortgage(3)	116	969	1,407	9,130	45,427	57,049
Retail and wholesale trade	756	1,748	915	752	1,786	5,957
Other	178	1,443	635	723	1,011	3,990
New Zealand
Agriculture, forestry, fishing and mining	54	124	91	269	436	974
Business service	15	40	31	109	64	259
Entertainment, leisure and tourism	26	20	17	342	59	464
Financial, investment and insurance	59	69	46	863	5	1,042
Government and official institutions	7	11	6	60	37	121
Lease finance	22	62	57	102	132	375
Manufacturing	91	134	450	688	252	1,615
Personal(2)	41	173	137	296	74	721
Real estate – construction	13	55	39	77	52	236
Real estate – mortgage (3)	619	297	275	1,050	8,704	10,945
Retail and wholesale trade	54	57	108	547	184	950
Other	79	205	160	786	166	1,396
Overseas Markets
Agriculture, forestry, fishing and mining	18	135	141	714	544	1,552
Business service	11	10	29	121	5	176
Entertainment, leisure and tourism	5	10	6	75	26	122
Financial, investment and insurance	7	26	56	223	207	519
Government and official institutions	18	—	12	52	9	91
Lease finance	—	188	—	188	93	469
Manufacturing	211	549	711	910	705	3,086
Personal(2)	14	84	50	400	579	1,127
Real estate – construction	18	102	27	123	45	315
Real estate – mortgage (3)	41	7	341	360	262	1,011
Retail and wholesale trade	295	166	24	200	13	698
Other	329	439	433	1,778	1,568	4,547
Gross loans and advances	9,088	14,284	9,686	34,576	67,715	135,349
Specific provision for doubtful debts	(585)	—	—	—	—	(585)
Income yet to mature	—	(286)	(272)	(642)	(8)	(1,208)
	(585)	(286)	(272)	(642)	(8)	(1,793)
Loans and advances net of specific provision and income yet to mature	8,503	13,998	9,414	33,934	67,707	133,556
General provision	—	—	—	—	(1,496)	(1,496)
Net loans and advances	8,503	13,998	9,414	33,934	66,211	132,060
Interest rate sensitivity
Fixed interest rates (4)	938	8,519	6,434	21,481	15,552	52,924
Variable interest rates	8,150	5,765	3,252	13,095	52,163	82,425
	9,088	14,284	9,686	34,576	67,715	135,349

(1)                    Overdraft includes credit cards and unsecured lending

(2)                    Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)                    Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

(4)                    Housing loans and other loans that are capped for an initial period are fixed interest rate loans and their maturities based on the principal repayments due over the term of the loan

14:                Impaired Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Summary of impaired assets
Non-accrual loans	1,007	1,203	865	1,006
Restructured loans	—	1	—	1
Unproductive facilities	39	54	38	52
Gross impaired assets	1,046	1,258	903	1,059
Specific provisions
Non-accrual loans	(482)	(575)	(427)	(500)
Unproductive facilities	(2)	(10)	(2)	(9)
Net impaired assets	562	673	474	550
Non-accrual loans
Non-accrual loans	1,007	1,203	865	1,006
Specific provisions	(482)	(575)	(427)	(500)
Total net non-accrual loans	525	628	438	506
Restructured loans
For these loans interest and fees are recognised as income on an accrual basis	—	1	—	1
Other real estate owned
In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets	—	—	—	—
Unproductive facilities
Unproductive facilities	39	54	38	52
Specific provisions	(2)	(10)	(2)	(9)
Net unproductive facilities	37	44	36	43
Accruing loans past due 90 days or more
These amounts, comprising loans less than $100,000 or fully secured, are not classified as impaired assets and therefore are not included within the above summary	213	216	163	153

Consolidated average non-accrual loans: September 2003 $1,103 million; September 2002 $1,254 million; September 2001 $1,194 million.

Further analysis of impaired assets at 30 September 2003 and interest and/or other income received during the year under Australian Prudential Regulation Authority guidelines is as follows:

	Consolidated			The Company
	Gross balance outstanding	Specific provision	Interest and/or other income received	Gross balance outstanding	Specific provision	Interest and/or other income received
	$m	$m	$m	$m	$m	$m
Non-accrual loans
Without provisions
Australia	20	—	5	19	—	5
New Zealand	5	—	—	—	—	—
Overseas markets	69	—	3	53	—	2
	94	—	8	72	—	7
With provisions and no, or partial, performance(1)
Australia	499	264	5	439	246	4
New Zealand	17	9	1	—	—	—
Overseas markets	378	207	8	336	179	8
	894	480	14	775	425	12
With provisions and full performance(1)
Australia	3	2	—	3	2	—
New Zealand	—	—	—	—	—	—
Overseas markets	16	—	1	15	—	1
	19	2	1	18	2	1
Total non-accrual loans	1,007	482	23	865	427	20
Restructured loans	—	—	—	—	—	—
Unproductive facilities	39	2	—	38	2	—
Total impaired assets	1,046	484	23	903	429	20

(1)                    A loan’s performance is assessed against its contractual repayment schedule

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income that would have been recorded had interest and other income on non-accrual loans and unproductive facilities been accrued to income (or, in the case of restructured loans, had interest and other income been accrued at the original contract rate), and the amount of interest and other income received with respect to such loans.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	36	50	28	42
New Zealand	2	3	—	—
Overseas markets	31	30	23	23
Total gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities	69	83	51	65
Interest and other income received
Australia	(10)	(10)	(9)	(10)
New Zealand	(1)	(3)	—	—
Overseas markets	(12)	(16)	(11)	(12)
Total interest and other income received	(23)	(29)	(20)	(22)
Net interest and other income forgone
Australia	26	40	19	32
New Zealand	1	—	—	—
Overseas markets	19	14	12	11
Total net interest and other income forgone	46	54	31	43

15:     Provisions for Doubtful Debts

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
General provision
Balance at start of year	1,496	1,386	1,373	1,310	1,283
Adjustment for exchange rate fluctuations	(49)	(22)	2	(70)	(41)
Charge to statement of financial performance	614	610	531	465	460
Significant transactions: special charge to statement of financial performance (1)	—	250	—	—	250
Transfer to specific provision	(588)	(788)	(595)	(460)	(677)
Recoveries	61	60	75	38	35
Total general provision	1,534	1,496	1,386	1,283	1,310
Specific provision
Balance at start of year	585	500	709	509	397
Adjustment for exchange rate fluctuations	(49)	(6)	30	(43)	(6)
Bad debts written off	(640)	(697)	(834)	(497)	(559)
Transfer from general provision	588	788	595	460	677
Total specific provision	484	585	500	429	509
Total provisions for doubtful debts	2,018	2,081	1,886	1,712	1,819
Provision movement analysis
New and increased provisions
Australia	418	423	562	360	348
New Zealand	45	54	67	—	—
Other overseas markets	212	421	47	163	409
	675	898	676	523	757
Provision releases	(87)	(110)	(81)	(63)	(81)
	588	788	595	460	676
Recoveries of amounts previously written off	(61)	(60)	(75)	(38)	(35)
Net specific provision	527	728	520	422	641
Net credit to general provision	87	132	11	43	69
Charge to statement of financial performance	614	860	531	465	710
Ratios	%	%	%	%	%
Provisions(2) as a % of total advances(3)
Specific	0.3	0.4	0.4	0.3	0.4
General	0.9	1.1	1.0	1.0	1.1
Provisions(2) as a% of risk weighted assets
Specific	0.3	0.4	0.4	0.4	0.5
General	1.0	1.1	1.0	1.1	1.3
Bad debts written off as a % of total advances(3)	0.4	0.5	0.6	0.4	0.5
Net specific provision as a% of total advances(3)	0.3	0.5	0.4	0.3	0.5

(1)                    Following an assessment of the general provision balance in March 2002, a special provision for doubtful debts of $250 million ($175 million after tax) was charged to restore the provision balance to an appropriate level in the environment relevant at that time of unexpected investment grade defaults

(2)                    Excludes provisions for unproductive facilities

(3)                    See definitions on page 90.

16:                Customers’ Liabilities for Acceptances

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Australia
Agriculture, forestry, fishing and mining	797	645	797	645
Business service	550	464	550	464
Entertainment, leisure and tourism	473	474	473	474
Financial, investment and insurance	977	730	977	730
Manufacturing	2,251	2,921	2,251	2,921
Personal(1)	80	14	80	14
Real estate – construction	112	147	112	147
Real estate – mortgage(2)	5,463	5,012	5,463	5,012
Retail and wholesale trade	1,810	1,851	1,810	1,851
Other	629	1,426	629	1,426
	13,142	13,684	13,142	13,684
Overseas
Agriculture, forestry, fishing and mining	—	2	—	2
Business service	—	1	—	1
Financial, investment and insurance	11	51	11	51
Manufacturing	20	7	20	7
Retail and wholesale trade	4	18	4	18
Other	1	33	1	33
	36	112	36	112
Total customers’ liabilities for acceptances	13,178	13,796	13,178	13,796

(1)                    Personal includes non-business acceptances to individuals

(2)                    Real estate mortgage includes residential and commercial property exposure. Acceptances within this category are for the purchase of such properties and must be secured by property

17:                Regulatory Deposits

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Overseas central banks	101	178	68	138

18:                Shares in Controlled Entities, Associates and Joint Venture Entities

Refer notes 43 to 45 for details.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Total shares in controlled entities	—	—	8,054	6,238
Total shares in associates	166	99	41	18
Total shares in joint venture entity	1,648	1,593	—	—
Total shares in controlled entities, associates and joint venture entities	1,814	1,692	8,095	6,256

Acquisitions of controlled entities

There were no material controlled entities acquired during the years ended 30 September 2003 and 2002.

Disposals of controlled entities

There were no material controlled entities disposed of during the year ended 30 September 2003.

During the year ended 30 September 2002 the following material controlled entities were disposed of:

On 30 April 2002, ANZ formed a joint venture with ING Australia Pty Ltd. ANZ have a 49% equity interest in the joint venture and 49% of the voting rights. ANZ sold a controlling interest in ANZ Life Insurance Company Limited, ANZ Managed Investments Limited, ANZ General Insurance Limited and Investment and Administration Services Limited to the joint venture representing net assets of $392 million (fair value of business $879 million) as well as paying $960 million in cash. ING also contributed net assets of $1,091 million into the joint venture.

ANZ’s businesses were sold at fair value to the joint venture and a profit on sale of $170 million (after tax and transaction costs) was recognised. The results of the joint venture have been included in the consolidated financial statements since the date of acquisition.

Subsequent to 30 April 2002, ANZ accounts for its interest in the joint venture using the equity method of accounting.

19:                Deferred Tax Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Future income tax assets comprises
General provision for doubtful debts	505	489	414	413
Other	660	729	332	422
Total income tax assets	1,165	1,218	746	835
Future income tax assets
Australia	874	883	605	644
Overseas	291	335	141	191
	1,165	1,218	746	835

Certain potential future income tax assets within the Group have not been recognised as assets because recovery cannot be regarded as virtually certain. These potential benefits arise from tax losses and timing differences (benefits could amount to $nil, 2002: $6 million), and from realised capital losses (benefits could amount to $nil, 2002: $2 million).

These benefits will only be obtained if:

i) the relevant entities derive future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

ii) the relevant entities continue to comply with the conditions for deductibility imposed by law; and

iii)there are no changes in taxation legislation adversely affecting the benefit of the taxation deductions.

20:                Goodwill

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Goodwill – at cost	248	250	128	126
Accumulated amortisation	(88)	(70)	(41)	(32)
Total goodwill(1)	160	180	87	94

(1)                    Excludes notional goodwill related to the ING joint venture of $821 million (September 2002: $865 million)

21:                Other Assets

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Property held for resale
Cost of acquisition	2	25	—	—
Provision for diminution in value	—	—	—	—
	2	25	—	—
Accrued interest/prepaid discounts	1,085	941	859	750
Accrued commission	81	133	55	93
Prepaid expenses	398	373	115	126
Treasury instruments revaluations	5,963	7,918	5,379	7,044
Security settlements	373	305	360	283
Operating leases residual value	461	437	—	—
Available for sale emerging markets portfolio	—	24	—	24
Other	1,861	1,654	1,274	1,283
Total other assets	10,224	11,810	8,042	9,603

22:                Premises and Equipment

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Freehold and leasehold land and buildings
At cost(1)	442	469	22	28
Provision for depreciation	(16)	(14)	(1)	(1)
	426	455	21	27
Leasehold improvements
At cost	168	154	108	99
Provision for amortisation	(116)	(110)	(71)	(69)
	52	44	37	30
Furniture and equipment
At cost	725	706	507	477
Provision for depreciation	(488)	(475)	(324)	(316)
	237	231	183	161
Computer and office equipment
At cost	853	717	636	536
Provision for depreciation	(572)	(434)	(419)	(301)
	281	283	217	235
Software
At cost	624	515	560	474
Provision for amortisation	(159)	(96)	(139)	(85)
	465	419	421	389
Capital works in progress
At cost	24	32	18	24
Total premises and equipment	1,485	1,464	897	866

(1)                    In accordance with AASB 1041 this represents deemed cost

From 1 October 2000 as allowed by AASB 1041 ‘Revaluation of Non-Current Assets’ the Group elected to revert to the cost basis for measuring the class of assets land and buildings.

All premises over a specific value are subject to external valuation at least once every three years by independent valuers.  Valuations are based on the estimated open market value and assume that the premises concerned continue to be used in their existing manner by the Group.

The independent valuation of the Group’s freehold land and buildings was carried out as at 30 June 2002 by Jones Lang La Salle Advisory and resulted in a valuation of $464 million (The Company: $32 million). As land and buildings are recorded at deemed cost, the valuation was not brought to account.

Group accounting policy covering the amortisation of software costs capitalised are detailed in note 1 xiv). As at 30 September 2003 the weighted average amortisation period is 5 years.

Reconciliations of the carrying amounts for each class of premises and equipment are set out below:

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Freehold and leasehold land and buildings
Carrying amount at beginning of year	455	483	27	27
Additions	13	24	4	7
Disposals	(35)	(44)	(7)	(3)
Depreciation	(4)	(4)	(1)	(2)
Net foreign currency exchange difference	(3)	(4)	(2)	(2)
Carrying amount at end of year	426	455	21	27
Leasehold improvements
Carrying amount at beginning of year	44	43	30	28
Additions	25	16	16	11
Disposals	(2)	(1)	—	—
Amortisation	(15)	(14)	(9)	(8)
Net foreign currency exchange difference	—	—	—	(1)
Carrying amount at end of year	52	44	37	30
Furniture and equipment
Carrying amount at beginning of year	231	243	161	171
Additions	56	45	50	23
Disposals	(1)	(8)	—	(3)
Depreciation	(45)	(48)	(26)	(28)
Net foreign currency exchange difference	(4)	(1)	(2)	(2)
Carrying amount at end of year	237	231	183	161
Computer and office equipment
Carrying amount at beginning of year	283	260	235	215
Additions	110	151	94	124
Disposals	(12)	(40)	(36)	(33)
Depreciation	(100)	(90)	(75)	(71)
Net foreign currency exchange difference	—	2	(1)	—
Carrying amount at end of year	281	283	217	235
Software
Carrying amount at beginning of year	419	303	389	272
Additions	141	178	115	170
Disposals and write offs	(12)	(12)	(10)	(12)
Amortisation	(83)	(50)	(73)	(41)
Carrying amount at end of year	465	419	421	389
Capital works in progress
Carrying amount at beginning of year	32	29	24	18
Net additions (transfers)	(8)	3	(6)	6
Carrying amount at end of year	24	32	18	24
Total premises and equipment	1,485	1,464	897	866

23:                Due to Other Financial Institutions

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia	1,652	2,340	1,652	2,340
Overseas	4,815	8,520	3,838	8,032
Total due to other financial institutions	6,467	10,860	5,490	10,372
Maturity analysis based on remaining term to maturity at 30 September
At call	2,887	2,639	1,948	2,338
Less than 3 months	2,893	6,623	2,859	6,453
Between 3 months and 12 months	686	694	682	677
Between 1 year and 5 years	1	904	1	904
Total due to other financial institutions	6,467	10,860	5,490	10,372

24:                Deposits and Other Borrowings

Deposits and other borrowings are classified between Australia and Overseas based on the location of the deposit taking point.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m

Australia
Certificates of deposit	7,029	5,340	7,029	5,340
Term deposits	19,263	18,864	19,814	19,240
Other deposits bearing interest	40,864	37,906	40,852	37,890
Deposits not bearing interest	3,881	3,539	3,881	3,539
Commercial paper	5,458	3,963	3,722	2,868
Borrowing corporations’ debt (1)	6,822	6,430	—	—
Securities sold under agreement to repurchase	299	10	299	10
Other borrowings	713	1,085	713	1,085
	84,329	77,137	76,310	69,972
Overseas
Certificates of deposit	3,119	6,333	1,786	4,075
Term deposits	19,683	18,395	10,768	9,870
Other deposits bearing interest	6,536	6,317	771	869
Deposits not bearing interest	1,950	1,710	452	472
Commercial paper	6,981	1,654	—	—
Borrowing corporations’ debt (1)	1,797	1,713	—	—
Other unsecured borrowings	99	—	99	—
	40,165	36,122	13,876	15,286
Total deposits and other borrowings	124,494	113,259	90,186	85,258
Maturity analysis based on remaining term to maturity at 30 September
At call	48,958	46,083	41,457	39,325
Less than 3 months	56,587	49,284	37,323	36,347
Between 3 months and 12 months	10,300	13,615	5,291	8,089
Between 1 year and 5 years	8,628	4,091	6,103	1,404
After 5 years	21	186	12	93
Total deposits and other borrowings	124,494	113,259	90,186	85,258

(1)                    Included in this balance is debenture stock of controlled entities. The debenture stock is secured by a trust deed and collateral debentures, giving floating charges upon the undertaking and all the assets of the entities involved other than land and buildings. All subsidiaries of the controlled entities (except for some subsidiaries which have been placed or are expected to be placed in voluntary deregistration and have minimal book value) have guaranteed the payment of principal, interest and other monies in relation to all debenture stock and unsecured notes issued by the controlled entity. No subsidiaries have given any charge over their respective assets in support of the above mentioned guarantees

25:                Income Tax Liabilities

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Provision for income tax	(303)	538	(381)	476
Provision for deferred income tax	1,168	593	801	315
	865	1,131	420	791
Overseas
Provision for income tax	52	37	26	32
Provision for deferred income tax	166	172	100	98
	218	209	126	130
Total income tax liabilities	1,083	1,340	546	921
Provision for deferred income tax comprises
Lease finance	95	111	46	43
Treasury instruments	511	—	511	—
Other	728	654	344	370
	1,334	765	901	413

26:                Payables and Other Liabilities

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Australia
Payables	3,102	2,174	3,145	2,137
Accrued interest and unearned discounts	864	721	758	611
Treasury instruments revaluations	5,997	4,142	5,995	4,134
Accrued charges	312	258	299	237
Security settlements	165	363	165	363
Other liabilities	693	270	642	342
	11,133	7,928	11,004	7,824
Overseas
Payables	197	124	5	10
Accrued interest and unearned discounts	341	333	178	171
Treasury instruments revaluations	1,335	3,409	104	2,263
Accrued charges	143	136	49	52
Security settlements	—	48	—	37
Other liabilities	462	652	331	488
	2,478	4,702	667	3,021
Total payables and other liabilities	13,611	12,630	11,671	10,845

27:                Provisions

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Employee entitlements(1)	269	253	237	222
Dividends (refer note 7 and note 1(ii))	—	692	—	692
Non-lending losses, frauds and forgeries	164	216	128	184
Restructuring costs and surplus leased space	92	143	68	103
Other	244	298	181	268
Total provisions	769	1,602	614	1,469

(1)                    The aggregate liability for employee benefits largely comprise employee entitlements provisions plus liability for payroll tax and fringe benefits tax. The aggregate liability as at 30 September 2003 was $362 million consolidated and $263 million for the company (30 September 2002: $333 million consolidated and $233 million for the company)

Reconciliations of the carrying amounts of each class of provisions, except for employee entitlements are set out below:

	Consolidated 2003	The Company 2003
Dividends(1)
Carrying amount at beginning of the year	692	692
Interim dividend 2003	666	666
Payments made during the year(2)	(1,358)	(1,358)
Carrying amount at the end of the year	—	—
Restructuring costs and surplus leased space(3)
Carrying amount at beginning of the year	143	103
Provision made during the year	45	43
Payments made during the year	(80)	(62)
Release of Provisions	(16)	(16)
Carrying amount at the end of the year	92	68
Non-lending losses frauds and forgeries(4)
Carrying amount at beginning of the year	216	184
Provision made during the year	17	6
Payments made during the year	(59)	(57)
Release of Provisions	(10)	(5)
Carrying amount at the end of the year	164	128
Other provisions(5)
Carrying amount at beginning of the year	298	268
Provision made during the year	153	111
Payments made during the year	(130)	(129)
Release of Provisions	(76)	(68)
Adjustment for exchange rate fluctuations	(1)	(1)
Carrying amount at the end of the year	244	181

(1)                    A provision for dividends payable will be recognised in the reporting period in which the dividends are declared, determined, or publicly recommended. Current practice is to publicly announce dividends after the reporting period to which the dividend relates.

(2)                    Includes issue of ordinary shares under the Bonus Option Plan ($25 million)

(3)                    Restructuring costs and surplus leased space provisions arise from exit activities related to material changes in the scope of business undertaken by the Group or the manner in which that business is undertaken, and includes termination benefits. Costs related to on-going activities are not provided for. Provision is made when the Group is demonstrably committed, it is probable that the costs will be incurred, though its timing is uncertain, and the costs can be reliably estimated.

(4)                    Non-lending losses frauds and forgeries provisions arise from inadequate or failed internal processes and systems, or from external events.

(5)                    Other provisions comprise various other provisions including fringe benefits tax, fleet maintenance, workers compensation and other non-employee entitlement provisions.

28:                Bonds and Notes

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Bonds and notes by currency
USD United States dollars	5,772	5,758	5,331	5,758
GBP Great British pounds	1,758	1,346	1,758	1,346
AUD Australian dollars	688	160	688	160
NZD New Zealand dollars	31	183	31	11
JPY Japanese yen	304	83	304	83
EUR Euro	4,903	4,550	4,903	4,550
HKD Hong Kong dollars	2,259	2,188	2,259	2,188
CHF Swiss francs	389	173	389	173
CAD Canadian dollars	184	14	184	14
NOK Norwegian krone	84	98	84	98
SGD Singapore dollars	200	155	200	155
Total bonds and notes	16,572	14,708	16,131	14,536
Bonds and notes by maturity
Maturity analysis based on remaining term to maturity at 30 September
Less than 3 months	269	399	269	399
Between 3 months and 12 months	3,652	3,502	3,652	3,330
Between 1 year and 5 years	12,651	10,807	12,210	10,807
Total bonds and notes	16,572	14,708	16,131	14,536

29:                Loan Capital

			Interest	Consolidated		The Company
			Rate	2003	2002	2003	2002
			%	$m	$m	$m	$m

Perpetual subordinated notes
USD	300m	floating rate notes	LIBOR(1) + 0.15	442	551	442	551
USD	258.7m	fixed rate notes	9.125	—	476	—	476
				442	1,027	442	1,027
Subordinated notes
USD	40m	floating rate notes due 2002(2)	LIBOR + 0.70	—	71	—	71
USD	250m	fixed notes due 2004	6.25	367	459	367	459
USD	500m	fixed notes due 2006	7.55	735	919	735	919
USD	12.5m	floating rate notes due 2007	LIBOR + 0.50	17	23	17	23
JPY	482m	floating rate notes due 2007	LIBOR + 0.50	6	7	6	7
JPY	568.8m	floating rate notes due 2008	LIBOR + 0.55	8	9	8	9
USD	14.3m	floating rate notes due 2008	LIBOR + 0.50	20	26	20	26
USD	79m	floating rate notes due 2008(3)	LIBOR + 0.53	115	145	115	145
AUD	400m	floating rate notes due 2008(4)	BBSW+ 0.57	400	400	400	400
AUD	100m	floating rate notes due 2008(4)	BBSW+ 0.57	100	100	100	100
NZD	300m	floating rate notes due 2012	BKBM(3) + 0.50	263	259	—	—
USD	550m	floating rate notes due 2013(5)	LIBOR(3) + 0.55	808	—	808	—
EUR	500m	fixed/floating rate notes due 2013(6)	4.45	854	—	854	—
GBP	400m	fixed notes due 2018	4.75	983	—	983	—
EUR	300m	floating rate notes due 2013(7)	EURIBOR(3) + 0.375	512	—	512	—
				5,188	2,418	4,925	2,159
Total loan capital				5,630	3,445	5,367	3,186
Loan capital by currency
AUD	Australian dollars			500	500	500	500
NZD	New Zealand dollars			263	259	—	—
USD	United States dollars			2,504	2,670	2,504	2,670
JPY	Japanese yen			14	16	14	16
EUR	Euro			1,366	—	1,366	—
GBP	Great British pounds			983	—	983	—
				5,630	3,445	5,367	3,186
Loan capital by maturity
Maturity analysis based on remaining term to maturity at 30 September				368	71	368	71
Between 3 months and 12 months				736	1,378	736	1,378
Between 1 year and 5 years				4,084	969	3,821	710
After 5 years				442	1,027	442	1,027
Perpetual				5,630	3,445	5,367	3,186

(1)                    LIBOR is an average of rates offered on loans to leading banks in the London inter-bank market

(2)                    As at 30 September 1998 principal of note outstanding was US$200 million. Note is repayable over 5 years ($40 million (20%) per annum), commencing in October 1998

(3)                    Prior to January 2002, the interest rate was LIBOR+ 1.03

(4)                    After March 2007 rate changes to BBSW+ 1.07

(5)                    After February 2008 rate changes to LIBOR (3) + 1.05

(6)                    After February 2010 rate changes to EURIBOR (3) + 0.50

(7)                    After August 2008 rate changes to EURIBOR (3) + 0.875

Loan capital is subordinated in right of payment to the claims of depositors and all other creditors of the Company and its controlled entities which have issued the notes, and constitutes tier 2 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes

30:                              Share Capital

	The Company
Number of issued shares	2003	2002	2001
Ordinary shares each fully paid	1,521,686,560	1,503,886,082	1,488,267,146
Preference shares each fully paid	134,032,000	124,032,000	124,032,000
Total number of issued shares	1,655,718,560	1,627,918,082	1,612,299,146

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

	The Company
Number of issued shares	2003	2002	2001
Balance at start of year	1,503,886,082	1,488,267,146	1,506,210,690
Bonus option plan	1,534,987	1,351,845	1,554,453
Dividend reinvestment plan	6,223,866	5,018,513	5,828,303
ANZ employee share acquisition plan	3,615,714	4,144,988	5,925,928
ANZ share option plan	6,425,911	5,103,590	2,125,120
ANZ share purchase scheme	—	—	73,000
Share buy back	—	—	(34,626,158)
Purchase of Amerika Samoa Bank	—	—	1,175,810
Balance at end of year	1,521,686,560	1,503,886,082	1,488,267,146

For a reconciliation of the movement in ordinary shares capital refer to Statement of Changes in Shareholders Equity on page 4.

Preference shares

a)                                      Trust Securities Issues

The Trust Securities are fully paid non-converting non-cumulative preference shares issued for USD 6.25 per share via Trust Securities Issues in 1998.

The Trust Securities are mandatorily exchangeable for the preference shares issued by the Company, and carry an entitlement to a non-cumulative trust distribution of 8.00% or 8.08% per annum payable quarterly in arrears.  The Trust Securities were issued by a non diversified closed end management investment company registered under the US Investment Company Act of 1940.  The preference shares themselves carry no present entitlement to dividends.  Distributions to investors in the Trust Securities are funded by income distributions made by the Group.

Upon maturity of the Trust Securities in 2048, investors will mandatorily exchange the Trust Securities for the preference shares and thereupon the preference shares will carry an entitlement to non-cumulative dividends of 8.00% or 8.08% per annum payable quarterly in arrears.  The mandatory exchange of the Trust Securities for the preference shares may occur earlier at the Company’s option or in specified circumstances.

With the prior consent of the Australian Prudential Regulation Authority, the preference shares are redeemable at the Company’s option after 5 years, or within 5 years in limited circumstances.  The entitlement of investors to distributions on the Trust Securities will cease on redemption of the preference shares.

The transaction costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

b)                                      ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Company issued 10 million ANZ StEPS at $100 each pursuant to a prospectus dated 14 August 2003 raising $1 billion (excluding issue costs of $13 million: net raising $987 million).  ANZ StEPS comprise two fully paid securities - an interest paying unsecured note (issued by ANZ Holdings (New Zealand) Limited, a wholly owned subsidiary of the Company) stapled to a fully paid preference share (issued by the Company).

Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin.  At each payment date the 90 day bank bill rate is reset for the next quarter.  Distributions are subject to certain payment tests (ie. APRA requirements and distributable profits being available) and the basis for their calculation may change on any reset date.  Distributions are expected to be payable on 15 March, 15 June, 15 September and 15 December of each year.  Dividends are not payable on the preference share while it is stapled to the note.  If distributions are not paid on ANZ StEPS, the Company may not pay dividends or return capital on its ordinary shares or any other share capital ranking below the preference share component.

On any reset date, ANZ may change certain terms (subject to certain restrictions) including the next reset date, market reset (from floating rate to a fixed rate, or vice versa), margin and the frequency and timing of the distribution payment dates.  The first reset date is 15 September 2008.  Holders of ANZ StEPS can require exchange on any reset date or earlier if certain specified events occur.  On exchange, a holder will receive (at the Company’s discretion) either $100 cash for each ANZ StEPS exchanged or a number of ordinary shares calculated in accordance with a conversion ratio based on $100 divided by the market price of ordinary shares at the date of conversion less 2.5%.  In certain circumstances, the Company may also require exchange other than on a reset date.

Upon the occurrence of an assignment event, ANZ StEPS become unstapled.  In this case, the note will be assigned from the holder, however, the holder will retain the preference share and the rights to exchange the preference share.

The preference shares forming part of ANZ StEPS rank equally with the preference shares issued in connection with Trust Securities Issues in all respects.  Except in certain limited circumstances, holders of ANZ StEPS do not have any right to vote in general meetings of the Company.

On a winding up of the Company, the rights of ANZ StEPS holders will be determined by the preference share component of ANZ StEPS.  Those preference shares rank behind all depositors and creditors, but ahead of ordinary shareholders.

The transactions costs arising on the issue of these instruments were recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate.

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Preference share net proceeds at start of year - Trust Securities Issues (USD 748 million)(1)	1,375	1,526	1,375	1,526
	1,375	1,526	1,375	1,526
Retranslation of Trust Securities Issues(2)	(150)	(151)	(150)	(151)
	1,225	1,375	1,225	1,375
Preference share net proceeds from new issues during the year - ANZ StEPS(1)	987	—	987	—
	2,212	1,375	2,212	1,375
Preference share net proceeds at end of year
- Trust Securities Issues (USD 748 million)(1)	1,225	1,375	1,225	1,375
- ANZ StEPS(1)	987	—	987	—
Balance at end of year	2,212	1,375	2,212	1,375

(1)                                  Net of issue costs

(2)                    From 1 October 2002, the net proceeds are translated at the spot rate applicable at date of issue.  Before 1 October 2002, the net proceeds were translated at the current spot rate at each reporting period.  Refer accounting policy note 1

Share Buybacks

The Company conducted no on-market buybacks during the years ended 30 September 2003 and 2002.

31:                              Outside Equity Interests

	Consolidated
	2003	2002
	$m	$m
Share capital	2	2
Retained Profits	15	15
Total outside equity interests	17	17

32:                              Capital Adequacy

The Australian Prudential Regulation Authority (APRA) adopts a risk-based capital assessment framework for Australian banks based on internationally accepted capital measurement standards.  This risk-based approach requires eligible capital to be divided by total risk weighted assets, with the resultant ratio being used as a measure of a bank’s capital adequacy.

Capital is divided into tier 1, or ‘core’ capital, and tier 2, or ‘supplementary’ capital.  For capital adequacy purposes, eligible tier 2 capital cannot exceed the level of tier 1 capital.  Banks are required to deduct from total capital any strategic holdings of other banks’ capital instruments and investments in entities engaged in life insurance, funds management and securitisation activities.  Under APRA guidelines, banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent.

The measurement of risk weighted assets is based on: a) A credit risk-based approach wherein risk weightings are applied to statement of financial position assets and to credit converted off balance sheet exposures.  Categories of risk weights are assigned based upon the nature of the counterparty and the relative liquidity of the assets concerned and: b) The recognition of risk weighted assets attributable to market risk arising from trading and commodity positions.  Trading and commodity balance sheet positions do not attract a risk weighting under the credit risk-based approach.

	Consolidated
	2003	2002
	$m	$m
Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	13,787	11,465
Asset revaluation reserve	(31)	(31)
Dividend	(777)	—
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(168)	(48)
Unamortised goodwill and other intangibles(1)	(1,044)	(158)
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)
Tier 1 capital	11,740	11,201
Tier 2
Asset revaluation reserve	31	31
Perpetual subordinated notes	442	1,027
General provision for doubtful debts(2)	1,029	1,007
	1,502	2,065
Subordinated notes(3)	4,563	1,872
Tier 2 capital	6,065	3,937
Deductions
Investment in Funds Management and securitisation entities	(56)	(45)
Investment in joint venture with INGA(1)	(708)	(1,591)
Other	(156)	(67)
	(920)	(1,703)
Total qualifying capital	16,885	13,435
Adjusted common equity(4)	8,679	8,073

	Assets		Risk weighted assets
	2003	2002	2003	2002
	$m	$m	$m	$m
Statement of financial position
Cash, claims on Australian Commonwealth, State Governments, Territory Governments, claimson OECD Central Governments, local currency claims on non-OECD Governments and other zero weighted assets	19,817	21,188	—	—
Claims on approved banks and local Governments	8,350	10,827	1,670	2,165
Advances secured by residential mortgages	76,711	65,575	38,355	32,788
Other assets – credit risk	88,042	82,697	88,042	82,697
Total statement of financial position assets – credit risk	192,920	180,287	128,067	117,650
Trading assets – market risk	2,671	2,818	n/a	n/a
Total statement of financial position assets	195,591	183,105	128,067	117,650

(1)                    From 1 July 2003 the intangible component of investments is deducted from Tier 1 Capital.  Prior to this, the deduction was from total capital

(2)                    Excluding attributable future income tax benefit

(3)                    Subordinated note issues are reduced by 20% of the original amount during each of the last five years to maturity

(4)                    Tier 1 capital, less preference share capital (converted at 30 September 2003 rates), less deductions

	Contract/ notional amount		Credit equivalent		Risk weighted assets
	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Off balance sheet exposures
Direct credit substitutes	9,771	9,853	9,771	9,853	8,115	8,304
Trade and performance related items	10,782	12,781	4,864	5,905	4,502	5,431
Commitments	65,396	60,409	7,632	7,296	7,422	6,506
Foreign exchange, interest rate and other market related transactions	516,773	470,287	11,469	10,080	3,387	3,126
Total off balance sheet exposures – credit risk	602,722	553,330	33,736	33,134	23,426	23,367
Total risk weighted assets – credit risk					151,493	141,017
Risk weighted assets – market risk					671	373
Total risk weighted assets					152,164	141,390

	%	%
Capital adequacy ratios
Tier 1	7.7	7.9
Tier 2	4.0	2.8
Deductions	(0.6)	(1.2)
Total	11.1	9.5
Adjusted common equity(1)	5.7	5.7

(1)                                  Tier 1 capital, less preference share capital (converted at 30 September 2003 rates), less deductions

33:                              Average Balance Sheet and Related Interest

Averages used in the following table are predominantly daily averages.  Interest income figures are presented on a tax-equivalent basis.  Non-accrual loans are included under the interest earning asset category ‘Loans, advances and bills discounted’.  Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	2003			2002			2001
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest earning assets
Due from other financial institutions
Australia	432	21	4.9	653	26	4.0	858	47	5.5
New Zealand	582	23	4.0	570	26	4.6	589	34	5.7
Overseas markets	2,046	48	2.3	2,404	69	2.9	2,326	133	5.7
Investments in public securities
Australia	6,390	301	4.7	5,384	259	4.8	4,517	254	5.6
New Zealand	1,642	73	4.4	1,253	55	4.4	1,690	103	6.1
Overseas markets	1,870	78	4.2	1,550	82	5.3	1,613	114	7.1
Loans, advances and bills discounted
Australia	110,260	7,263	6.6	95,846	6,273	6.5	90,028	6,694	7.4
New Zealand	20,365	1,577	7.7	18,129	1,363	7.5	17,258	1,466	8.5
Overseas markets	12,213	503	4.1	14,195	627	4.4	15,087	986	6.5
Other assets
Australia	1,606	105	6.5	1,463	17	1.2	1,475	98	6.7
New Zealand	1,353	106	7.8	1,349	83	6.2	1,109	69	6.3
Overseas markets	3,395	140	4.1	3,124	179	5.7	2,751	276	10.0
Intragroup assets
Overseas markets	9,858	200	2.0	9,525	211	2.2	12,358	536	4.3
	172,012	10,438		155,445	9,270		151,659	10,810
Intragroup elimination	(9,858)	(200)		(9,525)	(211)		(12,358)	(536)
	162,154	10,238	6.3	145,920	9,059	6.2	139,301	10,274	7.4

Non-interest earning assets
Acceptances
Australia	13,492			14,556			15,421
Overseas markets	88			152			249
Premises and equipment	1,436			1,349			1,264
Other assets	15,781			18,189			19,957
Provisions for doubtful debts
Australia	(1,838)			(1,805)			(1,742)
New Zealand	(211)			(176)			(166)
Overseas markets	(75)			(58)			(156)
	28,673			32,207			34,827
Total assets	190,827			178,127			174,128

Total average assets
Australia	142,491			130,515			126,530
New Zealand	25,333			22,607			21,925
Overseas markets	32,861			34,530			38,031
	200,685			187,652			186,486
Intragroup elimination	(9,858)			(9,525)			(12,358)
	190,827			178,127			174,128
% of total average assets attributable to overseas activities	25.3%			26.7%			27.3%

	2003			2002			2001
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing liabilities
Time deposits
Australia	25,171	1,165	4.6	20,741	937	4.5	19,395	1,081	5.6
New Zealand	10,666	570	5.3	8,894	456	5.1	8,411	519	6.2
Overseas markets	14,738	336	2.3	15,113	417	2.8	13,156	658	5.0
Savings deposits
Australia	11,959	279	2.3	10,964	245	2.2	9,623	269	2.8
New Zealand	3,285	79	2.4	3,113	76	2.4	2,832	89	3.1
Overseas markets	405	3	0.7	449	7	1.6	353	7	2.0
Other demand deposits
Australia	26,718	963	3.6	23,397	792	3.4	20,456	872	4.3
New Zealand	2,108	98	4.6	1,903	78	4.1	1,621	82	5.0
Overseas markets	642	9	1.4	704	11	1.6	809	20	2.5
Due to other financial institutions
Australia	957	49	5.1	942	49	5.2	434	31	7.2
New Zealand	631	23	3.6	514	17	3.3	481	20	4.2
Overseas markets	6,446	111	1.7	7,399	180	2.4	10,224	539	5.3
Commercial paper
Australia	5,216	252	4.8	3,888	178	4.6	5,275	310	5.9
Overseas markets	4,740	58	1.2	3,641	73	2.0	5,408	274	5.1
Borrowing corporations’ debt
Australia	6,626	353	5.3	6,097	316	5.2	6,108	365	6.0
New Zealand	1,824	108	5.9	1,472	88	6.0	1,334	88	6.6
Loan capital, bonds and notes
Australia	19,783	1,011	5.1	15,639	756	4.8	12,397	733	5.9
New Zealand	521	37	7.1	441	30	6.8	399	29	7.2
Overseas markets	184	4	2.2	540	15	2.8	600	35	5.9
Other liabilities(1)
Australia	2,714	276	n/a	1,463	167	n/a	1,938	171	n/a
New Zealand	96	97	n/a	117	98	n/a	108	160	n/a
Overseas markets	33	23	n/a	37	33	n/a	47	66	n/a
Intragroup Liabilities
Australia	7,926	134	1.7	6,778	128	1.9	8,763	395	4.5
New Zealand	1,932	66	3.4	2,747	83	3.0	3,595	141	3.9
	155,321	6,104		136,993	5,230		133,767	6,954
Intragroup elimination	(9,858)	(200)		(9,525)	(211)		(12,358)	(536)
	145,463	5,904	4.1	127,468	5,019	3.9	121,409	6,418	5.3

(1)                                  Includes foreign exchange swap costs

	2003 Average balance	2002 Average balance	2001 Average balance
	$m	$m	$m
Non-interest bearing liabilities
Deposits
Australia	3,656	3,925	3,713
New Zealand	1,159	873	883
Overseas markets	683	597	432
Acceptances
Australia	13,492	14,556	15,421
Overseas markets	88	152	249
Other liabilities	14,113	19,634	21,917
	33,191	39,737	42,615
Total liabilities	178,654	167,205	164,024
Total average liabilities
Australia	134,462	123,341	120,416
New Zealand	24,071	21,507	20,988
Overseas markets	29,979	31,882	34,978
	188,512	176,730	176,382
Intragroup elimination	(9,858)	(9,525)	(12,358)
	178,654	167,205	164,024
Total average shareholders’ equity
Ordinary share capital(1)	10,929	9,507	8,666
Preference share capital	1,244	1,415	1,438
	12,173	10,922	10,104
Total average liabilities and shareholders’ equity	190,827	178,127	174,128
% of total average liabilities attributable to overseas activities	29.2%	30.3%	31.9%

(1)                    Includes reserves and retained profits

34:     Interest Spreads and Net Interest Average Margins

	2003	2002	2001
	$m	$m	$m
Net interest income(1)
Australia	3,210	3,009	2,868
New Zealand	699	601	544
Overseas markets	425	432	446
	4,334	4,042	3,858
Average interest earning assets
Australia	118,688	103,346	96,878
New Zealand	23,942	21,301	20,646
Overseas markets	29,382	30,798	34,135
Intragroup elimination	(9,858)	(9,525)	(12,358)
	162,154	145,920	139,301

	%	%	%
Gross earnings rate(2)
Australia	6.48	6.36	7.32
New Zealand	7.43	7.17	8.10
Overseas markets	3.30	3.79	5.99
Group	6.31	6.21	7.38
Interest spreads and net interest average margins may be analysed as follows
Australia
Gross interest spread	2.31	2.44	2.35
Interest forgone on impaired assets(3)	(0.02)	(0.04)	(0.03)
Net interest spread	2.29	2.40	2.32
Interest attributable to net non-interest bearing items	0.41	0.51	0.64
Net interest average margin – Australia	2.70	2.91	2.96
New Zealand
Gross interest spread	2.30	2.34	2.13
Interest forgone on impaired assets(3)	—	—	(0.03)
Net interest spread	2.30	2.34	2.10
Interest attributable to net non-interest bearing items	0.62	0.48	0.54
Net interest average margin – New Zealand	2.92	2.82	2.64
Overseas markets
Gross interest spread	1.37	1.20	0.92
Interest forgone on impaired assets(3)	(0.07)	(0.05)	(0.16)
Net interest spread	1.30	1.15	0.76
Interest attributable to net non-interest bearing items	0.15	0.25	0.55
Net interest average margin – Overseas markets	1.45	1.40	1.31
Group
Gross interest spread	2.28	2.31	2.15
Interest forgone on impaired assets(3)	(0.03)	(0.04)	(0.06)
Net interest spread	2.25	2.27	2.09
Interest attributable to net non-interest bearing items	0.42	0.50	0.68
Net interest average margin – Group	2.67	2.77	2.77

(1)                                  On a tax equivalent basis

(2)                                  Average interest rate received on interest earning assets.  Overseas markets includes intragroup assets

(3)                                  Refer note 14 to the financial report

35:          Market Risk

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

The Board of Directors through the Risk Management Committee, a Committee of the Board, has responsibility for oversight of market risk within the Group.  Routine management of market risk is delegated to two senior management committees chaired by the Chief Financial Officer.  The Credit and Trading Risk Committee is responsible for traded market risk, while the Group Asset and Liability Committee is responsible for non-traded market risk (or balance sheet risk).

The Credit and Trading Risk Committee monitors traded market risk exposures (including Value at Risk and Stress Testing) and is responsible for authorising the trading risk limit framework.  The Group Asset and Liability Committee reviews balance sheet based risk measures and strategies on a monthly basis.

The Value at Risk (VaR) Measure

A key measure of market risk is Value at Risk (VaR).  VaR is a statistical estimate of the likely daily loss and is based on historical market movements.

The confidence level is such that there is 97.5% probability that the loss will not exceed the VaR estimate on any given day.

The Group’s standard VaR approach for both traded and non-traded risk is historical simulation.  The Group calculates VaR using historical changes in market rates and prices over the previous 500 business days.

It should be noted that because VaR is driven by actual historical observations, it is therefore not an estimate of the maximum loss that the Group could experience from an extreme market event.  As a result of this limitation, the Group utilises a number of other risk measures (eg.  stress testing) and associated supplementary limits to measure and manage traded market risk.

Traded and non-traded market risks have been considered separately below.

Traded Market Risks

Trading activities are focused on customer trading, distribution and underwriting of a range of securities and derivative instruments.  The principal activities include foreign exchange, interest rate and debt markets.  These activities are managed on a global product basis.

Below are aggregate VaR exposures covering both derivative and non-derivative trading positions for the Group’s principal trading centres.

	As at Sep 03	High for period Sep 03	Low for period Sep 03	Ave for period Sep 03	As at Sep 02	High for period Sep 02	Low for period Sep 02	Avg for period Sep 02
	$m	$m	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
Foreign exchange	1.4	2.0	0.3	0.8	1.1	2.3	0.5	1.1
Interest rate	1.1	2.1	0.5	1.0	1.0	3.4	0.7	1.5
Diversification benefit	(0.8)	(1.5)	(0.1)	(0.5)	(0.6)	(1.8)	(0.2)	(0.5)
Total	1.7	2.6	0.7	1.3	1.5	3.9	1.0	2.1

VaR is calculated separately for Foreign Exchange/Commodities and for Interest Rate/Debt Markets businesses as well as Total Group.  The diversification benefit reflects the correlation implied by historical rates between Foreign Exchange/Commodities and Interest Rate/Debt Markets.

Non-Traded Market Risks (Balance Sheet Risk)

The principal objectives of balance sheet management are to manage interest income sensitivity while maintaining acceptable levels of interest rate and liquidity risk and to hedge the market value of the Group’s capital.

Interest Rate Risk

The objective of balance sheet interest rate risk management is to secure stable and optimal net interest income over both the short (next 12 months) and long term.  Non-traded interest rate risk relates to the potential adverse impact of changes in market interest rates on the Group’s future net interest income.  This risk arises from two principal sources: mismatches between the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets.  Interest rate risk is reported as follows using three measures: VaR, scenario analysis (to a 1% shock) and disclosure of the interest rate sensitivity gap (Note 36).

a)             VaR Interest Rate Risk

Below are aggregate VaR figures covering non-traded interest rate risk.

	As at Sep 03	High for period Sep 03	Low for period Sep 03	Ave for period Sep 03	As at Sep 02	High for period Sep 02
	$m	$m	$m	$m	$m	$m
Value at risk at 97.5% confidence
ANZ	24.4	59.3	22.2	40.8	56.9	56.9
Diversification impact	—	—	—	—	—	—
Total	24.4	59.3	22.2	40.8	56.9	56.9

b)             Scenario Analysis – A 1% Shock on the Next 12 Months’ Net Interest Income

A 1% overnight parallel positive shift in the yield curve is modelled to determine the potential impact on net interest income over the immediate forward period of 12 months.  This is a standard risk quantification tool.

The figures in the table below indicate the outcome of this risk measure for the current and previous financial years – expressed as a percentage of reported net interest income.  The sign indicates the nature of the rate sensitivity with a positive number signifying that a rate increase is positive for net interest income over the next 12 months.  Conversely, a negative number signifies that a rate increase is negative for the next 12 months’ net interest income.

	Consolidated
	2003	2002
Impact of 1% Rate Shock
As at 30 September	1.67%	0.43%
Maximum exposure (in absolute terms)	1.67%	0.63%
Minimum exposure (in absolute terms)	0.03%	0.04%
Average exposure (in absolute terms)	0.74%	0.25%

The extent of mismatching between the repricing characteristics and timing of interest bearing assets and liabilities at any point has implications for future net interest income.  On a global basis, the Group quantifies the potential variation in future net interest income as a result of these repricing mismatches each month using a static gap model.

The repricing gaps themselves are constructed based on contractual repricing information.  However, for those assets and liabilities where the contractual term to repricing is not considered to be reflective of the actual interest rate sensitivity (for example, products priced at the Group’s discretion), a profile based on historically observed and/or anticipated rate sensitivity is used.  This treatment excludes the effect of basis risk between customer pricing and wholesale market pricing.  For example, when wholesale market rates are anticipating an official rate increase the Group does not reprice certain customer business until the first repricing date after the official rate rise.

The majority of the Group’s non-traded interest exposure exists in Australia and New Zealand.  In these centres, a sophisticated balance sheet simulation process supplements this static gap information.  This allows the net interest income outcomes of a number of different scenarios – with different market interest rate environments and future balance sheet structures – to be identified.  This better enables the Group to accurately quantify the interest rate risks associated with the balance sheet, and to formulate strategies to manage current and future risk profiles.

Foreign Currency Related Risks

The Group’s investment of capital in non-Australian operations generates an exposure to changes in the relative value of individual currencies against the Australian Dollar.  Variations in the value of these foreign currency investments are reflected in the Foreign Currency Translation Reserve.

Revenue related hedge contracts outstanding at 30 September 2003 were USD 93 million, GBP 6 million and NZD 1,287 million.

The Group incurs some non-traded foreign currency risk related to the potential repatriation of profits from non-Australian business units.  This risk is routinely monitored and hedging is conducted where it is likely to add shareholder value.

The risk relating to mismatching of non-traded foreign currency assets and liabilities has not been presented, as this type of risk is minimal for the Group.

36:                Interest Sensitivity Gap

The following table represents the interest rate sensitivity as at 30 September 2003 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

Repricing gaps are based upon contractual repricing information except where the contractual terms are not considered to be reflective of actual interest rate sensitivity, for example, those assets and liabilities priced at the Group’s discretion.  In such cases, the rate sensitivity is based upon historically observed and/or anticipated rate sensitivity.

Sensitivity to interest rates arises from mismatches in the period to repricing of assets and that of the corresponding liability funding.  These mismatches are managed within policy guidelines for mismatch positions.

At 30 September 2003	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	6,857	388	103	47	36	1,588	9,019
Trading and investment securities	4,452	890	1,231	2,059	291	57	8,980
Net loans and advances	117,209	6,796	7,201	18,804	466	(1,011)	149,465
Other assets	640	61	92	828	58	26,448	28,127
Total assets	129,158	8,135	8,627	21,738	851	27,082	195,591
Certificates of deposit and term deposits	39,945	4,313	2,634	2,158	44	—	49,094
Other deposits	43,002	471	956	2,971	—	5,831	53,231
Other borrowings and due to other financial institutions	20,408	2,591	2,352	2,024	35	1,226	28,636
Other liabilities	480	19	65	441	117	27,519	28,641
Bonds, notes and loan capital	10,384	1,273	241	8,466	1,838	—	22,202
Total liabilities	114,219	8,667	6,248	16,060	2,034	34,576	181,804
Shareholders’ equity and outside equity interests	—	—	—	—	—	13,787	13,787
Off balance sheet items affecting interest rate sensitivity	(4,818)	(111)	(1,214)	5,227	916	—	—
Interest sensitivity gap
– net	10,121	(643)	1,165	10,905	(267)	(21,281)	—
– cumulative	10,121	9,478	10,643	21,548	21,281	—	—

The bulk of the Group’s loan/deposit business is conducted in the domestic balance sheets of Australia and New Zealand and is priced on a floating rate basis.  The mix of repricing maturities in these books is influenced by the underlying financial needs of customers.

Offshore operations, which are generally wholesale in nature, are able to minimise interest rate sensitivity through closely matching the maturity of loans and deposits.  Given both the size and nature of their business, the interest rate sensitivities of these balance sheets contribute little to the aggregate risk exposure, which is primarily a reflection of the positions in Australia and New Zealand.

In Australia and New Zealand, a combination of pricing initiatives and off-balance sheet instruments are used in the management of interest rate risk.  For example, where a strong medium to long term rate view is held, hedging and pricing strategies are used to modify the profile’s rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates.  However, such positions are taken within the overall risk limits specified by policy.

The following table represents the interest rate sensitivity as at 30 September 2002 of the Group’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

At 30 September 2002	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	Between 1 year and 5 years	After 5 years	Not bearing interest	Total
	$m	$m	$m	$m	$m	$m	$m
Liquid assets and due from other financial institutions	8,071	893	11	44	32	2,174	11,225
Trading and investment securities	6,339	717	646	1,247	365	168	9,482
Net loans and advances	99,459	6,918	7,130	19,028	545	(1,020)	132,060
Other assets	86	56	73	245	104	29,774	30,338
Total assets	113,955	8,584	7,860	20,564	1,046	31,096	183,105
Certificates of deposit and term deposits	38,231	5,183	3,638	1,869	11	—	48,932
Other deposits	38,073	820	984	4,283	—	5,312	49,472
Other borrowings and due to other financial institutions	16,494	2,694	2,589	2,014	25	1,937	25,753
Other liabilities	124	2	—	1	22	29,181	29,330
Bonds, notes and loan capital	8,646	1,087	486	7,458	476	—	18,153
Total liabilities	101,568	9,786	7,697	15,625	534	36,430	171,640
Shareholders’ equity and outside equity interests						11,465	11,465
Off balance sheet items affecting interest rate sensitivity	(7,873)	(1,859)	(2,189)	12,289	(368)	—	—
Interest sensitivity gap
– net	4,514	(3,061)	(2,026)	17,228	144	(16,799)	—
– cumulative	4,514	1,453	(573)	16,655	16,799	—	—

37:                              Net Fair Value of Financial Instruments

Australian Accounting Standard AASB 1033: Presentation and Disclosure of Financial Instruments (AASB 1033) requires disclosure of the net fair value of on and off balance sheet financial instruments.  The disclosures exclude all non-financial instruments, such as income taxes and regulatory deposits, and specified financial instruments, such as interests in controlled entities.  The aggregate net fair value amounts do not represent the underlying value of the Group.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.  Net fair value is the fair value adjusted for transaction costs.

Quoted market prices, where available, are adjusted for material transaction costs and used as the measure of net fair value.  In cases where quoted market values are not available, net fair values are based on present value estimates or other valuation techniques.  For the majority of short-term financial instruments, defined as those which reprice or mature in 90 days or less, with no significant change in credit risk, the net fair value was assumed to equate to the carrying amount in the Group’s statement of financial position.

The fair values are based on relevant information available as at 30 September 2003.  While judgement is used in obtaining the net fair value of financial instruments, there are inherent weaknesses in any estimation technique.  Many of the estimates involve uncertainties and matters of significant judgement, and changes in underlying assumptions could significantly affect these estimates.  Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

The net fair value amounts have not been updated for the purposes of these financial statements since 30 September 2003, and therefore the net fair value of the financial instruments subsequent to 30 September 2003 may be different from the amounts reported.

	Net fair value		Carrying value
Financial Assets	2003	2002	2003	2002
	$m	$m	$m	$m
Liquid assets	6,592	7,410	6,592	7,410
Due from other financial institutions	2,427	3,815	2,427	3,815
Trading securities	4,213	5,873	4,213	5,873
Investment securities, shares in associates and joint venture entities	6,706	5,389	6,581	5,301
Loans and advances	151,058	133,793	149,465	132,060
Customers’ liabilities for acceptances	13,178	13,796	13,178	13,796
Other financial assets	10,618	12,114	9,824	11,413

Liquid assets and Due from other financial institutions

The carrying values of these financial instruments are considered to approximate their net fair values as they are short-term in nature or are receivable on demand.

Trading securities

Trading securities are carried at market value.  Market value is generally based on quoted market prices, broker or dealer price quotations, or prices for securities with similar credit risk, maturity and yield characteristics.

Investment securities

Net fair value is based on quoted market prices or broker or dealer price quotations.  If this information is not available, net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

Shares in associates and Joint venture entities

Net fair value is based on quoted market prices or broker or dealer price quotations.  If this information is not available net fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics, or by reference to the net tangible asset backing of the investee.

Loans, advances and Customers’ liabilities for acceptances

The carrying value of loans, advances and acceptances is net of specific and general provisions for doubtful debts and income yet to mature.  The estimated net fair value of loans, advances and acceptances is based on the discounted amount of estimated future cash flows and accordingly has not been adjusted for either specific or general provisions for doubtful debts.

Estimated contractual cash flows for performing loans are discounted at estimated current bank credit spreads to determine fair value.  For loans with doubt as to collection, expected cash flows (inclusive of the value of security) are discounted using a rate which includes a premium for the uncertainty of the flows.

The difference between estimated net fair values of loans, advances and acceptances and carrying value reflects changes in interest rates and the credit worthiness of borrowers since loan origination.

Net lease receivables, with a carrying value of $2,996 million (2002 $3,151 million) and a net fair value of $3,003 million (2002: $3,155 million), are included in loans and advances.

Other financial assets

Included in this category are accrued interest, fees receivable and derivative financial instruments.  The carrying values of accrued interest and fees receivable are considered to approximate their net fair values as they are short term in nature or are receivable on demand.

The fair values of derivative financial instruments such as interest rate swaps and currency swaps were calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument.  Foreign exchange contracts and interest rate option contracts were valued using market prices and option valuation models as appropriate.

Properties held for resale, deferred tax assets and prepaid expenses are not considered financial assets.

	Net fair value		Carrying value
Financial Liabilities	2003	2002	2003	2002
	$m	$m	$m	$m
Due to other financial institutions	6,467	10,860	6,467	10,860
Deposits and other borrowings	124,519	113,342	124,494	113,259
Liability for acceptances	13,178	13,796	13,178	13,796
Bonds and notes	16,837	14,999	16,572	14,708
Loan capital	5,640	3,505	5,630	3,445
Other financial liabilities	13,285	12,375	13,062	12,156

Due to other financial institutions

The carrying value of amounts due to other financial institutions is considered to approximate the net fair value.

Deposits and other borrowings

The net fair value of a deposit liability without a specified maturity or at call is deemed by AASB 1033 to be the amount payable on demand at the reporting date.  The fair value is not adjusted for any value expected to be derived from retaining the deposit for a future period of time.

For interest bearing fixed maturity deposits and other borrowings and acceptances without quoted market prices, market borrowing rates of interest for debt with a similar maturity are used to discount contractual cash flows.

Bonds and notes and Loan capital

The aggregate net fair value of bonds and notes and loan capital at 30 September 2003 was calculated based on quoted market prices.  For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the instrument was used.

Other financial liabilities

This category includes accrued interest and fees payable for which the carrying amount is considered to approximate the fair value.  Also included are derivative financial instruments, where fair value is determined on the basis described under ‘Other financial assets’.

Income tax liabilities, other provisions and accrued charges are not considered financial instruments.

Commitments and contingencies

As outlined in note 48, the Group has various credit related commitments.  Based upon the level of fees currently charged for granting such commitments, taking into account maturity and interest rates, together with any changes in the creditworthiness of counterparties since origination of the commitments, their estimated replacement or net fair value is not material.

Transaction costs

The fair value of financial instruments required to be disclosed under US accounting standard, Statement of Financial Accounting Standards No.  107 ‘Disclosures about Fair Value of Financial Instruments’ (SFAS 107) is calculated without regard to estimated transaction costs.  Such transaction costs are not material, and accordingly the fair values shown above would not differ materially from fair values calculated in accordance with SFAS 107.

38:                              Derivative Financial Instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices.  They include swaps, forward rate agreements, futures, options and combinations of these instruments.  The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities.  Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities and are classified as other than trading.  Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The principal exchange rate contracts used by the Group are forward foreign exchange contracts, currency swaps and currency options.  Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency on a specified future date at an agreed rate.  A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date.  Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified rate on or before a future date.  As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

The principal interest rate contracts used by the Group are forward rate agreements, interest rate futures, interest rate swaps and options.  Forward rate agreements are contracts for the payment of the difference between a specified interest rate and a reference rate on a notional deposit at a future settlement date.  There is no exchange of principal.  An interest rate future is an exchange traded contract for the delivery of a standardised amount of a fixed income security or time deposit at a future date.  Interest rate swap transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Derivative transactions generate income for the Group from buy/sell spreads and from trading positions taken by the Group.  Income from these transactions is taken to net interest income, foreign exchange earnings or profit on trading instruments.  Income or expense on derivatives entered into for balance sheet and revenue hedging purposes is accrued and recorded as an adjustment to the interest income or expense of the related hedged item.

Credit risk

The credit risk of derivative financial instruments arises from the potential for a counterparty to default on its contractual obligation.  Credit risk arises when market movements are such that the derivative has a positive value to the Group.  It is the cost of replacing the contract in the event of counterparty default.  The Group limits its credit risk within a conservative framework by dealing with creditworthy counterparties, setting credit limits on exposures to counterparties, and obtaining collateral where appropriate.

The following table provides an overview of the Group’s exchange rate, credit, commodity and interest rate derivatives.  It includes all trading and other than trading contracts.  Notional principal amounts measure the amount of the underlying physical or financial commodity and represent the volume of outstanding transactions.  They are not a measure of the risk associated with a derivative.

The credit equivalent amount is calculated in accordance with the Australian Prudential Regulation Authority’s Capital Adequacy guidelines.  It combines the aggregate gross replacement cost with an allowance for the potential increase in value over the remaining term of the transaction should market conditions change.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date.  Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

Consolidated	Notional principal amount 2003	Credit equivalent amount 2003	Fair value 2003	Notional principal amount 2002	Credit equivalent amount 2002	Fair value 2002
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	144,687	3,717	(683)	140,867	3,390	815
Swap agreements	42,528	3,124	(121)	23,834	1,807	(13)
Futures contracts(1)	353	n/a	—	337	n/a	—
Options purchased	10,971	433	395	8,779	435	272
Options sold(2)	15,889	n/a	(451)	11,741	n/a	(216)
Other contracts	3,818	408	112	3,046	623	456
	218,246	7,682	(748)	188,604	6,255	1,314
Interest rate contracts
Forward rate agreements	47,617	10	11	35,890	18	5
Swap agreements	236,083	3,232	487	212,765	3,491	634
Futures contracts(1)	13,458	n/a	3	26,934	n/a	(4)
Options purchased	11,961	117	61	16,118	127	88
Options sold(2)	13,987	n/a	(23)	9,244	n/a	(65)
	323,106	3,359	539	300,951	3,636	658
Credit contracts
Credit default swaps(3)	8,520	2,836	73	5,722	3,277	(13)
	549,872	13,877	(136)	495,277	13,168	1,959

(1)                    Credit equivalent amounts have not been included as there is minimal credit risk associated with exchange traded futures where the clearing house is the counterparty

(2)                    Options sold have no credit exposure, as they represent obligations rather than assets

(3)                    Credit default swaps include structured financing transactions that expose the Group to the performance of certain assets.  The total investment of the Group in these transactions is USD 750 million (2002: USD 750 million)

The maturity structure of derivative activity is a primary component of potential credit exposure.  The table below shows the remaining maturity profile by class of derivatives, based on notional principal amounts.  The table also shows the notional principal amounts of the derivatives held for trading and other than trading purposes.

	Remaining life
Consolidated At 30 September 2003	Less than 1 year	1 to 5 years	Greater than 5 years	Total	Trading	Other than Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	138,559	5,677	451	144,687	130,825	13,862
Swap agreements	9,632	24,616	8,280	42,528	17,763	24,765
Future contracts	348	5	—	353	353	—
Options purchased	10,002	792	177	10,971	10,971	—
Options sold	14,475	1,228	186	15,889	15,889	—
Other contracts	1,379	2,258	181	3,818	3,808	10
	174,395	34,576	9,275	218,246	179,609	38,637
Interest rate contracts
Forward rate agreements	47,090	527	—	47,617	42,764	4,853
Swap agreements	94,922	106,612	34,549	236,083	186,760	49,323
Futures contracts	13,114	344	—	13,458	13,458	—
Options purchased	5,407	5,790	764	11,961	11,961	—
Options sold	13,987	—	—	13,987	13,987	—
	174,520	113,273	35,313	323,106	268,930	54,176
Credit contracts
Credit default swaps	2,157	6,287	76	8,520	5,298	3,222
Total	351,072	154,136	44,664	549,872	453,837	96,035

	Remaining life
Consolidated At 30 September 2002	Less than 1 year	1 to 5 years	Greater than 5 years	Total	Trading	Other than Trading
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts	132,923	7,480	464	140,867	130,940	9,927
Swap agreements	5,315	13,448	5,071	23,834	6,534	17,300
Future contracts	325	12	—	337	337	—
Options purchased	7,019	1,498	262	8,779	8,779	—
Options sold	9,658	1,918	165	11,741	11,741	—
Other contracts	955	1,789	302	3,046	2,959	87
	156,195	26,145	6,264	188,604	161,290	27,314
Interest rate contracts
Forward rate agreements	35,608	282	—	35,890	32,681	3,209
Swap agreements	95,830	86,697	30,238	212,765	173,199	39,566
Futures contracts	18,087	8,847	—	26,934	26,705	229
Options purchased	9,012	6,554	552	16,118	16,118	—
Options sold	8,959	280	5	9,244	9,244	—
	167,496	102,660	30,795	300,951	257,947	43,004
Credit contracts
Credit default swaps	1,520	4,156	46	5,722	1,718	4,004
Total	325,211	132,961	37,105	495,277	420,955	74,322

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics.  Major concentrations of credit risk arise by location and type of customer.

The following table shows the concentrations of credit risk, by class of counterparty and by geographic location, measured by credit equivalent amount.

In excess of 50% (2002: 40%) of the Group’s exposures are with counterparties which are either Australian banks or banks based in other OECD countries.

Consolidated At 30 September 2003	OECD governments	Australian and OECD banks	Corporations, non-OECD banks and others	Total
	$m	$m	$m	$m
Australia	227	6,559	5,531	12,317
New Zealand	21	531	506	1,058
Overseas markets	3	386	113	502
	251	7,476	6,150	13,877

Consolidated At 30 September 2002	OECD governments	Australian and OECD banks	Corporations, non-OECD banks and others	Total
	$m	$m	$m	$m
Australia	402	3,113	6,351	9,866
New Zealand	17	378	333	728
Overseas markets	1	2,206	367	2,574
	420	5,697	7,051	13,168

The next table shows the fair values of the Group’s derivatives by product type, disaggregated into gross unrealised gains and gross unrealised losses.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date.  Fair value does not indicate future gains or losses, but rather the unrealised gains and losses from marking to market all derivatives at a particular point in time.

	Other than Trading		Trading		Trading
Consolidated	Fair value as at 2003	Fair value as at 2002	Fair value as at 2003	Fair value as at 2002	Fair value Average 2003	Fair value Average 2002
	$m	$m	$m	$m	$m	$m
Foreign exchange contracts
Spot and forward contracts
Gross unrealised gains	628	1,452	1,923	553	1,284	2,187
Gross unrealised losses	(2,509)	(349)	(725)	(841)	(794)	(1,689)
Swap agreements
Gross unrealised gains	397	333	776	436	554	354
Gross unrealised losses	(283)	(96)	(1,011)	(686)	(672)	(728)
Options purchased	—	—	395	272	270	348
Options sold	—	—	(451)	(216)	(326)	(412)
Other contracts
Gross unrealised gains	—	—	245	501	315	459
Gross unrealised losses	—	—	(133)	(45)	(136)	(45)
	(1,767)	1,340	1,019	(26)	495	474
Interest rate contracts
Forward rate agreements
Gross unrealised gains	—	—	13	16	7	19
Gross unrealised losses	—	—	(2)	(11)	(1)	(11)
Swap agreements
Gross unrealised gains	402	605	1,843	2,013	1,885	2,181
Gross unrealised losses	(228)	(267)	(1,530)	(1,717)	(1,561)	(1,911)
Futures contracts
Gross unrealised gains	—	—	51	36	41	51
Gross unrealised losses	—	—	(48)	(40)	(37)	(56)
Options purchased	—	—	61	88	79	81
Options sold	—	—	(23)	(65)	(58)	(71)
	174	338	365	320	355	283
Credit contracts
Credit default swaps
Gross unrealised gains	74	—	34	75	44	42
Gross unrealised losses	—	(15)	(35)	(73)	(69)	(33)
	74	(15)	(1)	2	(25)	9
Total	(1,519)	1,663	1,383	296	825	766

The fair values of derivatives vary over time depending on movements in interest and exchange rates and the trading or hedging strategies used

In addition to customer and trading activities, the Group uses, inter alia, derivatives to manage the risk associated with its balance sheet and future revenue streams.  The principal objectives of asset and liability management are to hedge the market value of the Group’s capital and to manage and control the sensitivity of the Group’s income while maintaining acceptable levels of interest rate and liquidity risk.  The Group also uses a variety of foreign exchange derivatives to hedge against adverse movements in the value of foreign currency denominated assets and liabilities and future revenue streams.

During the year NZD 1.6 billion hedge of NZD revenue were put in place to lock in historically high NZD exchange rates.  Hedge contracts outstanding at 30 September 2003 totalled NZD 1.3 billion.

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes, and those entered into for balance sheet hedging and revenue related hedging.

Consolidated	Notional principal amount 2003	Credit equivalent amount 2003	Fair value 2003	Notional principal amount 2002	Credit equivalent amount 2002	Fair value 2002
	$m	$m	$m	$m	$m	$m
Foreign exchange and commodity contracts
Customer-related and trading purposes	179,609	5,795	1,019	161,290	3,689	(26)
Balance sheet hedging purposes	37,360	1,874	(1,857)	26,926	2,562	1,361
Revenue related hedging	1,277	13	90	388	4	(21)
	218,246	7,682	(748)	188,604	6,255	1,314
Interest rate contracts
Customer-related and trading purposes	268,930	2,931	365	257,947	2,992	320
Balance sheet hedging purposes	54,176	428	174	43,004	644	338
	323,106	3,359	539	300,951	3,636	658
Credit contracts
Customer –related and trading purposes	5,298	427	(1)	1,718	189	2
Balance sheet hedging purposes	3,222	2,409	74	4,004	3,088	(15)
	8,520	2,836	73	5,722	3,277	(13)
Total	549,872	13,877	(136)	495,277	13,168	1,959

Detailed below are the net deferred realised and unrealised gains and losses arising from other than trading contracts used to hedge interest rate exposure or to hedge anticipated transactions.  These gains and losses are deferred only to the extent that there is an offsetting unrecognised gain or loss on the exposure being hedged.  Deferred gains or losses are generally amortised over the expected term of the hedged exposure.

	Foreign Exchange Contracts		Interest Rate and Credit Contracts		Total
Consolidated	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Expected recognition in income
Within one year	47	(10)	214	165	261	155
One to two years	26	(7)	86	130	112	123
Two to five years	14	(3)	117	105	131	102
Greater than five years	—	—	(5)	102	(5)	102
	87	(20)	412	502	499	482

39:                              Securitisation

During the year ended 30 September 2003, the Group did not securitise any residential mortgage loans(2002: $nil) or commercial loans (2002: $66 million).

Loans previously securitised have been removed from the Group’s balance sheet and transferred to third party special purpose entities (SPEs).

The Group retains servicing and (for some loans) custodian responsibilities for the loans sold.  Following a securitisation, the Group receives fees for servicing the loans, custodian fees, fees for facilities provided and any excess income derived by the SPE after interest has been paid to investors and net credit losses and expenses absorbed.

The Group does not hold any material retained interest in the loans that have been sold.  There is no recourse against the Group if cash flows from the securitised loans are inadequate to service the obligations of the SPE except to the limited extent provided in the transaction documents through the provision of arms’ length services and facilities.

The securities issued by the SPEs do not represent deposits or other liabilities of the Company or the Group.  Neither the Company nor the Group in any way stands behind the capital value and/or performance of the securities or the assets of the SPEs except to the limited extent provided in the transaction documents through the provision of arms’ length services and facilities.

The Group may also provide liquidity facilities and other forms of credit enhancement to ensure adequate funds are available to the SPEs.  The facilities are undrawn.  The Group also provides hedging facilities to the SPEs to mitigate interest rate and currency risks.  All these transactions are completed on an arms’ length basis.

The following table summarises the cash flows between the Group and the SPEs in respect of securitisation activities.

	2003	2002
	$m	$m
Proceeds from securitising loans	—	66
Servicing fees received	4	6
Other cash inflows	13	17

40:                              Life Insurance

	2003	Consolidated 2002(1)	2001
	$m	$m	$m
Reconciliation of Life Insurance margin on services operating income to profit after income tax:
Premium and related revenue	—	701	1,600
Investment revenue	—	238	20
Claims expense	—	(636)	(1,330)
Insurance policy liabilities expense	—	(204)	(100)
Life insurance margin on services operating income	—	99	190
Operating expenses	—	(54)	(105)
Profit before income tax	—	45	85
Income tax expense	—	(20)	(47)
Profit after income tax	—	25	38
Profit after income tax arose from:
Movements in policy liabilities separated between:
Planned margin of revenues over expenses released	—	18	36
Difference between actual and assumed experience	—	(1)	(11)
Investment earnings on assets in excess of policy liabilities	—	8	13
Profit after income tax	—	25	38

(1)                    ANZ Life Assurance Company Limited was sold into a joint venture with ING Australia in April 2002.  Accordingly the results shown only include profits to 30 April 2002

41:                Segment Analysis

For management purposes the Group is organised into nine major business segments including Personal Banking Australia, ING Australia, Institutional Financial Services, Corporate, New Zealand Banking, Mortgages, Consumer Finance, Esanda and UDC and Asia Pacific.

A description of each segment is shown below:

Personal Banking Australia	Provides a full range of banking and distribution services for consumers in Australia.

ING Australia	A joint venture between ANZ and ING Group, provides wealth creation, management and protection products and services for consumers

Institutional Financial Services	Comprises institutional banking, transaction services, foreign exchange, capital markets, structured finance international, corporate financing and advisory

Corporate	Comprises corporate banking and small to medium enterprise banking in Australia

New Zealand Banking	Provides a full range of banking services including wealth management, for personal, small business and corporate customers in New Zealand

Mortgages	Provides mortgage finance secured by residential real estate in Australia and New Zealand

Consumer Finance	Provides consumer and commercial credit cards, ePayment products, personal loans and merchant payment facilities

Esanda and UDC	Provides motor vehicle and equipment finance; equipment operating leases and management services; fleet management services; and investment products

Asia Pacific	Provides retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia

As the composition of segments has changed over time, September 2002 comparatives have been adjusted to be consistent with the 2003 segment definitions. Comparatives for the year ended 30 September 2001 have not been provided because data could not reasonably be disaggregated into the changed segments.

Business Segment Analysis(1), (2)

Consolidated 30 September 2003	Personal Banking Australia	ING Australia	Institutional Financial Services	Corporate	New Zealand Banking	Mortgages	Consumer Finance	Esanda and UDC	Asia Pacific	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	359	—	2,146	723	299	4,397	695	1,005	137	454	10,215
External interest expense	(861)	(16)	(2,074)	(396)	(475)	(197)	—	(512)	(129)	(1,244)	(5,904)
Net intersegment interest	1,353	—	629	160	487	(3,425)	(246)	(143)	112	1,073	—
Net interest income	851	(16)	701	487	311	775	449	350	120	283	4,311
Other external operating income	378	(9)	1,193	209	181	90	358	86	134	82	2,702
Net intersegment income	389	—	(25)	(43)	46	(267)	(93)	(7)	—	—	—
Operating income	1,618	(25)	1,869	653	538	598	714	429	254	365	7,013
Other external expenses	(835)	2	(547)	(178)	(222)	(140)	(260)	(157)	(97)	(794)	(3,228)
Net intersegment expenses	(213)	(2)	(121)	(41)	(92)	(39)	(87)	(25)	(34)	654	—
Operating expenses	(1,048)	—	(668)	(219)	(314)	(179)	(347)	(182)	(131)	(140)	(3,228)
Share of net profit/loss of equity accounted investments	—	55	3	—	—	—	(1)	—	55	(6)	106
Charge for doubtful debts	(27)	—	(165)	(48)	(13)	(31)	(152)	(63)	(10)	(105)	(614)
Income tax expense	(159)	8	(266)	(116)	(70)	(118)	(69)	(57)	(36)	(43)	(926)
Outside equity interests	—	—	(1)	—	—	—	(1)	—	(1)	—	(3)
Profit after income tax	384	38	772	270	141	270	144	127	131	71	2,348
Non-Cash Expenses
Depreciation	56	—	16	2	9	6	27	16	9	106	247
Amortisation of goodwill	—	—	1	—	—	7	5	2	3	—	18
Financial Position
Total external assets	6,696	1,736	56,529	16,085	4,225	77,586	6,135	13,460	1,949	11,190	195,591
Associate investments	12	1,648	32	—	—	—	—	1	117	4	1,814
Total external liabilities	33,078	403	47,439	17,950	11,833	4,219	343	10,795	4,850	50,894	181,804

(1)                    Results are equity standardised

(2)                    Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)                    Includes Treasury, Operations, Technology & Shared Services, Corporate Centre, Risk & Finance

The following analysis details financial information by business segment.

Business Segment Analysis(1), (2)

Consolidated 30 September 2002	Personal Banking Australia	ING Australia	Institutional Financial Services	Corporate	New Zealand Banking	Mortgages	Consumer Finance	Esanda and UDC	Asia Pacific	Other(3),(4)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	360	(16)	2,029	630	250	3,671	598	967	136	412	9,037
External interest expense	(559)	(14)	(1,968)	(318)	(397)	(159)	—	(472)	(124)	(1,008)	(5,019)
Net intersegment interest	989	25	653	136	424	(2,827)	(206)	(157)	110	853	—
Net interest income	790	(5)	714	448	277	685	392	338	122	257	4,018
Other external operating income	368	156	1,116	197	167	89	399	69	115	263	2,939
Net intersegment income	399	(40)	(28)	(41)	46	(233)	(92)	(8)	—	(3)	—
Operating income	1,557	111	1,802	604	490	541	699	399	237	517	6,957
Other external expenses	(812)	(62)	(568)	(170)	(191)	(120)	(234)	(151)	(95)	(502)	(2,905)
Net intersegment expenses	(207)	19	(114)	(42)	(90)	(40)	(76)	(29)	(29)	608	—
Operating expenses	(1,019)	(43)	(682)	(212)	(281)	(160)	(310)	(180)	(124)	106	(2,905)
Share of net profit/loss of equity accounted investments	—	2	2	—	—	—	(5)	—	30	2	31
Charge for doubtful debts	(24)	—	(173)	(46)	(13)	(28)	(161)	(69)	(10)	(336)	(860)
Income tax expense	(154)	(27)	(231)	(104)	(65)	(106)	(73)	(47)	(35)	(56)	(898)
Outside equity interests	—	—	(3)	—	—	—	—	—	—	—	(3)
Profit after income tax	360	43	715	242	131	247	150	103	98	233	2,322
Non-Cash Expenses
Depreciation	41	17	1	11	6	20	11	2	7	90	206
Amortisation of goodwill	—	—	1	—	—	7	7	2	3	—	20
Financial Position
Total external assets	5,832	1,638	59,155	13,538	3,797	64,826	5,551	12,410	1,932	14,426	183,105
Associate investments	—	1,593	24	—	—	—	4	1	67	3	1,692
Total external liabilities	30,076	398	50,464	15,699	11,108	3,551	249	9,704	5,148	45,243	171,640

(1)                    Results are equity standardised

(2)                    Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)                    Includes Treasury, Operations, Technology & Shared Services; Corporate Centre, Risk & Finance

(4)                    Includes net profit from disposal of investments

The following analysis details financial information by geographic location.

Geographic Segment Analysis(5), (6)

	2003		2002		2001
Consolidated	$m	%	$m	%	$m	%
Income
Australia	9,508	73	8,697	72	9,012	70
New Zealand	2,149	17	1,917	16	2,011	16
Overseas markets	1,366	10	1,393	12	1,801	14
	13,023	100	12,007	100	12,824	100
Total assets
Australia	151,538	77	135,050	74	133,057	72
New Zealand	25,696	13	23,799	13	22,337	12
Overseas markets	18,357	10	24,256	13	30,099	16
	195,591	100	183,105	100	185,493	100
Net profit before tax(7)
Australia	2,371	72	2,391	74	2,160	78
New Zealand	495	15	456	14	395	14
Overseas markets	411	13	376	12	228	8
	(3,277)	100	3,223	100	2,783	100

(5)                    Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(6)                    The geographic segments represent the locations in which the transaction was booked

(7)                    Includes outside equity interests

42:                Notes to the Statements of Cash Flows

a)                        Reconciliation of net profit after income tax to net cash provided by operating activities

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m

	Inflows (Outflows)			Inflows (Outflows)
Net profit after income tax	2,348	2,322	1,870	3,068	1,507

Adjustments to reconcile net profit after income tax to net cash provided by operating activities
Provision for doubtful debts	614	860	531	464	710
Depreciation and amortisation	265	226	181	193	113
Provision for employee entitlements, restructuring and other provisions	139	248	300	87	224
Payments from provisions	(269)	(436)	(288)	(248)	(299)
(Profit) loss on sale of premises and equipment	5	(5)	(1)	6	(1)
Provision for surplus lease space	(11)	1	—	(1)	1
(Profit) on sale of controlled entities and associates	—	(170)	—	—	—
Recovery from NHB litigation	—	(248)	—	—	(248)
Profit on sale of investment securities	—	(4)	—	—	—
Net decrease (increase)
Trading securities	1,669	(1,030)	(629)	1,583	(782)
Interest receivable	(189)	328	137	(144)	230
Accrued income	51	(16)	(34)	37	(25)
Tax balances	(386)	46	88	(447)	69
Amortisation of discounts/premiums included in interest income	(19)	(30)	(52)	9	(6)
Net increase (decrease)
Interest payable	180	(348)	(285)	184	(272)
Accrued expenses	69	(1)	(42)	228	(2)
Other	(109)	(12)	73	14	—
Total adjustments	2,009	(591)	(21)	1,965	(288)
Net cash provided by operating activities	4,357	1,731	1,849	5,033	1,219

b)                        Reconciliation of cash and cash equivalents(1)

Cash and cash equivalents include liquid assets and amounts due from other financial institutions with an original term to maturity of less than 90 days. Cash and cash equivalents at the end of the financial year as shown in the statements of cash flows are reconciled to the related items in the statements of financial position as follows

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Liquid assets – less than 90 days	5,509	4,821	5,504	2,834	3,432
Due from other financial institutions – less than 90 days	1,806	3,104	3,567	1,577	2,021
	7,315	7,925	9,071	4,411	5,453

(1)                    At 30 September 2003, cash and cash equivalents totalling nil (2002: nil; 2001: nil) were not available for use outside the local operations due to exchange control regulations

c)                        Acquisitions and disposals(1)

	Consolidated
	2003	2002	2001
	$m	$m	$m
Details of aggregate assets and liabilities of controlled entities and branches acquired, and disposed of, by the Group are as follows:
Fair value of net assets acquired
Net loans and advances	—	141	408
Trading securities	—	—	4
Other assets	—	106	30
Premises and equipment	—	5	5
Payables and other liabilities	—	(7)	(11)
Deposits and other borrowings	—	(231)	(348)
Income tax liability	—	—	(42)
Fair value of net assets acquired	—	14	46
Goodwill on acquisition	—	53	5
Consideration paid	—	67	51
Cash consideration paid	—	67	36
Fair value of net assets disposed
Liquid assets	—	8	99
Due from other financial institutions	—	—	—
Trading securities	—	—	—
Investment securities	—	36	—
Net loans and advances	—	—	—
Customers’ liabilities for acceptances	—	—	—
Regulatory deposits	—	—	—
Life insurance investment assets	—	5,090	—
Shares in controlled entities and associates	—	—	—
Other assets	—	38	—
Premises and equipment	—	4	—
Due to other financial institutions	—	—	—
Deposits and other borrowings	—	—	—
Liability for acceptances	—	—	—
Income tax liability	—	—	—
Payables and other liabilities	—	(22)	—
Life insurance policy liabilities	—	(4,798)	—
Provisions	—	36	—
Loan capital	—	—	—
Fair value of net assets disposed	—	392	99
Profit on disposal net of transaction costs	—	174	—
Net consideration received/receivable	—	566	99
Cash consideration received	—	—	99

(1)                    For details on acquisitions and disposals refer to Note 18

d)                        Non-cash financing and investing activities

	Consolidated			The Company
	2003	2002	2001	2003	2002
	$m	$m	$m	$m	$m
Share capital issues
Dividend reinvestment plan	115	94	86	115	94

e)                        Financing arrangements

	2003		2002
	Available	Unused	Available	Unused
	$m	$m	$m	$m
Financing arrangements which are available under normal financial arrangements
Credit standby arrangements
Standby lines	1,671	1,242	1,062	696
Other financing arrangements
Overdrafts and other financing arrangements	1,447	59	975	58
Total finance available	3,118	1,301	2,037	754

43:                Controlled Entities

	Incorporated in	Nature of Business

All controlled entities are 100% owned unless otherwise noted.

The material controlled entities of the Group are:
Australia and New Zealand Banking Group Limited	Australia	Banking
Alliance Holdings Limited	Australia	Investment
ANZ Capel Court Limited	Australia	Investment Banking
ANZ Capital Funding Pty Ltd	Australia	Funding
ANZ Capital Hedging Pty Ltd	Australia	Hedging
ANZ Cover Insurance Pty Ltd	Australia	Self-Insurance
ANZ Executors & Trustee Company Limited	Australia	Trustee/Nominee
ANZ Financial Products Pty Ltd	Australia	Investment
ANZ Funds Pty Ltd	Australia	Holding Company
ANZ Holdings (New Zealand) Limited*	New Zealand	Holding Company
EFTPOS New Zealand Limited*	New Zealand	Eftpos Service Provider
ANZ Banking Group (New Zealand) Limited*	New Zealand	Banking
Tui Securities Limited*	New Zealand	Investment
UDC Finance Limited*	New Zealand	Finance
Endeavour Finance Limited*	New Zealand	Finance
Tui Endeavour Limited*	New Zealand	Finance
ANZ International Private Limited*	Singapore	Finance
ANZ Singapore Limited*	Singapore	Merchant Banking
Minerva Holdings Limited*	England	Holding Company
ANZEF Limited*	England	Export Finance
ANZ Holdings Pty Ltd	Australia	Property Owner
ANZ Investment Holdings Pty Ltd	Australia	Investment
530 Collins Street Property Trust	Australia	Investment Activities
ANZ Lenders Mortgage Insurance Pty Limited	Australia	Mortgage Insurance
ANZ Orchard Investments Pty Ltd	Australia	Investment
ANZ Properties (Australia) Pty Ltd	Australia	Property Owner
ANZ Securities (Holdings) Limited	Australia	Holding Company
Australia and New Zealand Banking Group (PNG) Limited*	Papua New Guinea	Banking
Esanda Finance Corporation Limited	Australia	General Finance
Fleet Partners Pty Limited	Australia	Finance
NMRSB Pty Ltd	Australia	Investment
PT ANZ Panin Bank*(1)	Indonesia	Banking
US Distribution Trust I	USA	Investment
US Distribution Trust II	USA	Investment

*                           Audited by overseas KPMG firms

(1)                    Outside equity interests hold ordinary shares or units in the controlled entities listed above as follows: PT ANZ Panin Bank – 7,500 IDR 1M shares (15%) (2002: 7,500 IDR 1M shares (15%))

44:                Associates

Significant associates of the Group are as follows:

	Ownership Interest held	Voting Interest	Incorporated in	Carrying Value(5)	Reporting date	Principal activity
				$m
PT Panin Indonesia Bank(1)	11%	11%	Indonesia	117	31 December	Banking
ETrade(2)	35%	35%	Australia	12	30 June	Online Stock broking
Autobake Pty Ltd(3)	43%	20%	Australia	8	30 June	Manufacturing
Australian Convenience Foods Pty Ltd(4)	46%	20%	Australia	7	30 June	Manufacturing
Other associates				22
Total shares in associates				166

(1)                    An associate from 1 April 2001. In addition, the Group holds options over a further 18% of PT Panin Indonesia Bank

(2)                    An associate from 1 October 2002

(3)                    An associate from 21 August 2002

(4)                    An associate from 1 July 2002

(5)                    2002 carrying values as follows: PT Panin Indonesia Bank $67 million, Australian Convenience Foods Pty Ltd $7 million and Other associates $25 million. Total $99 million

45:                Interests in Joint Venture Entities

The Group has an interest in a joint venture entity as follows:

	Interest held	Voting(2) Interest	Incorporated in	Carrying Value	Reporting date	Principal activity
				$m
ING Australia Ltd(1)	49%	49%	Australia	1,648	31 December	Funds Management and Insurance

(1)                    A joint venture entity from 1 May 2002

(2)                    The Group has right of veto on certain decisions

	2003	2002
	$m	$m
Retained profits attributable to the joint venture entity
At the beginning of the financial year	2	—
At the end of the financial year	57	2
Movement in the carrying amount of the joint venture entity
Carrying amount at the commencement of the period	1,593	1,591
Share of net profit	55	2
Distributions received	—	—
Carrying amount at the end of the financial year	1,648	1,593
Share of assets and liabilities(1)
Investments	9,659	9,140
Other assets	663	732
Total assets	10,322	9,872
Policy holder liabilities	8,928	8,508
Other liabilities	324	373
Total liabilities	9,252	8,881
Net assets	1,070	991
Share of revenues, expenses and results
Revenues	310	195
Expenses	197	169
Profit from ordinary activities before income tax	113	26
Income tax expense	14	6
Profit from ordinary activities after income tax	99	20
Amortisation of notional goodwill	(44)	(18)
Net equity accounted profit	55	2
Share of commitments
Lease commitments	169	163
Other commitments	23	166
Total expenditure commitments	192	329

(1)                    This represents the Group’s share of the assets and liabilities of ING Australia, less outside equity interests and including goodwill on acquisition of ANZ Funds Management entities

46:                Fiduciary Activities

The Group conducts investment fiduciary activities for trusts, including deceased estates. These trusts have not been consolidated as the Company does not have director indirect control.

Where the Company or its controlled entities incur liabilities in respect of these operations as trustee, a right of indemnity exists against the assets of the applicable funds or trusts. As these assets are sufficient to cover the liabilities and it is therefore not probable that the Company or its controlled entities will be required to settle the liabilities, the liabilities are not included in the financial statements.

The aggregate amounts of funds concerned are as follows:

	2003	2002
	$m	$m

Trusteeships	1,432	1,849	(1)

(1)                    Includes $323 million of Superannuation Savings Account balances and a further $153 million associated with a number of smaller funds that ANZ Executors & Trustees were previously trustee for.

Funds management activities are conducted through the ANZ/INGA joint venture.  As at 30 September 2003, the ANZ/INGA joint venture had funds under management of $28,655 million (2002: $26,642 million).

47:                Commitments

	Consolidated		The Company
	2003	2002	2003	2002
	$m	$m	$m	$m
Capital expenditure
Contracts for outstanding capital expenditure
Not later than 1 year	55	75	11	38
Later than 1 year but not later than 5 years	1	—	1	—
Total capital expenditure commitments	56	75	12	38
Lease rentals
Future rentals in respect of leases
Land and buildings
Not later than 1 year	164	163	134	133
Later than 1 year but not later than 5 years	391	426	320	347
Later than 5 years	441	450	425	427
	996	1,039	879	907
Furniture and equipment
Not later than 1 year	17	16	12	10
Later than 1 year but not later than 5 years	23	7	20	3
	40	23	32	13
Total lease rental commitments	1,036	1,062	911	920
Total commitments	1,092	1,137	923	958

The Group leases land and buildings under operating leases expiring from one to five years. Leases generally provide the Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

48:                Contingent Liabilities, Contingent Asset and Credit Related Commitments

Credit related commitments

The credit risk of the following facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount
	$m	$m	$m	$m	$m	$m

Undrawn facilities	65,381	60,373	57,914	54,271	7,467	6,102
Underwriting facilities	15	36	15	36	—	—
	65,396	60,409	57,929	54,307	7,467	6,102

Contingent liabilities

The Group guarantees the performance of customers by issuing standby letters of credit and guarantees to third parties. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers, therefore these transactions are subjected to the same credit origination, portfolio management and collateral requirements for customers applying for loans. As the facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements.

The credit risk of these facilities may be less than the contract amount, but as it cannot be accurately determined, the credit risk has been taken to be the contract amount.

	Consolidated		The Company		Controlled Entities
	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount	2003 Contract amount	2002 Contract amount
	$m	$m	$m	$m	$m	$m

Guarantees	4,954	3,580	4,888	3,526	66	54
Credit derivatives – sold	2,409	3,088	2,409	3,088	—	—
Standby letters of credit	1,406	1,952	1,387	1,932	19	20
Bill endorsements	148	298	148	298	—	—
Documentary letters of credit	1,755	1,620	1,637	1,505	118	115
Performance related contingents	9,027	11,161	8,815	10,907	212	254
Other	854	935	601	552	253	383
Total contingent liabilities	20,553	22,634	19,885	21,808	668	826

The details and estimated maximum amount of contingent liabilities that may become payable are set out below.

i)                           Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System and the High Value Clearing System (HVCS) and in the Austra clear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austra clear, the obligation a rises only in limited circumstances.

ii)                        The Group will indemnify each customer of controlled entities engaged in nominee activities against loss suffered by reason of such entities failing to perform any obligation undertaken by them to a customer.

iii)                     Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system. This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

iv)                    Tax Audit

ANZ in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures.  The Group has received various assessments that are being disputed and is likely to receive further assessments.

There are several major issues that the ATO is considering, including:

•                            Lease assignments in 1991 and 1992. Tax assessments have been received and are being contested in the Federal Court. Profit after tax of approximately $50 million was earned from these transactions.

•                            Sale of Grindlays in 2000. At ANZ’s request the ATO is reviewing the taxation treatment of this transaction. ANZ’s profit after tax from this transaction was $404 million.

Based on external advice, ANZ has assessed the likely progress of these issues, and believes that it holds appropriate provisions.

During the years 1996–2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking.  The ATO had been reviewing these transactions for some time.  On 21 February 2003, a settlement was reached between the ATO and ANZ which involved the payment of $262 million to the ATO.  The amount was met from ANZ’s existing tax provisions.

The ANZ Group in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures.  No tax assessments have been issued.

v)                       Sale of Grindlays businesses

As part of the sale on 31 July 2000 of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries (the Grindlays businesses), to Standard Chartered Bank (SCB), ANZ provided warranties relating to those businesses. Where it is anticipated that payments are likely under these warranties, provisions have been made to cover the anticipated liability.

In addition, ANZ provided SCB and/or Grindlays with certain indemnities. Those indemnities under which ANZ remains exposed as at 30 September 2003 are:

•                            an indemnity relating to liabilities Grindlays may incur as a result of certain claims made against Grindlays and its officers in India (the Indian Indemnity). Details of this indemnity are setout below; and

•                            an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities have not been provided for in the Grindlays accounts as at 31 July 2000.

Claims have been made under the above indemnities and also in relation to certain warranties made by ANZ at the time of sale. At present the Group is confident that they will have no material impact on the Group.

The Indian Indemnity requires ANZ to pay SCB for losses that Grindlays incurs as a result of certain claims that have been or maybe made against Grindlays and its officers in India. Under the terms of the Indian Indemnity, ANZ will have control of matters for which it is potentially liable. No settlement offer can be made or paid by Grindlays without the prior agreement of ANZ. ANZ will continue to manage these matters in the best interests of the shareholders taking into account its legal obligations.

ANZ remains liable for certain claims under the Indian Indemnity, including in relation to the following two matters that are the subject of current proceedings involving Grindlays or its officers:

•                            In 1991, certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India. In making these transactions it would appear that the provisions of the Foreign Exchange Regulation Act 1973 were inadvertently not complied with. Grindlays on its own initiative, brought these transactions to the attention of the Reserve Bank of India. The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties. Grindlays has commenced proceedings in the courts contesting the validity of these notices.

•                            In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions.  These orders had directed repayment of Indian Rupees 24 million (AUD 0.8 million at 30 September 2003 rates, plus interest accruing at 24% since 1991). Grindlays is awaiting the outcome of proceedings in relation to a further twelve payments received by it in 1991 in similar circumstances totalling Indian Rupees 277 million (AUD 8.9 million at 30 September 2003 rates).

vi)                    Pursuant to class order 98/1418 (as amended) dated 13 August 1998, relief was granted to a number of wholly owned controlled entities from the Corporations Act 2001 requirements for preparation, audit, and publication of financial statements. The entities to which relief was granted are

•                            ANZ Properties (Australia) Pty Ltd(1)

•                            Alliance Holdings Pty Ltd(1)

•                            ANZ Capital Hedging Pty Ltd(1)

•                            ANZ Funds Pty Ltd(1)

•                            ANZ Infrastructure Investments Ltd(3)

•                            ANZ Nominees Ltd(1)

•                            ANZ Securities (Holdings) Ltd(3)

•                            Binnstone Traders Pty Ltd(1)

•                            Deori Pty Ltd(1)

•                            ES & A Holdings Pty Ltd(1)

•                            Jikk Pty Ltd(1)

•                            LFD Ltd(1)

•                            NMRSB Pty Ltd(1)

•                            ANZ Orchard Investments Pty Ltd(2)

•                            Votraint No. 1103 Pty Ltd(2)

(1)                    Relief granted on 21 August 2001

(2)                    Relief granted on 13 August 2002

(3)                    Relief granted on 9 September 2003

It is the condition of the class order that the Company and each of the above controlled entities enter into a Deed of Cross Guarantee. A Deed of Cross Guarantee under the class order was lodged and approved by the Australian Securities and Investments Commission. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up any of the controlled entities under certain provisions of the Corporations Act 2001. The Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up. The consolidated statement of financial performance and consolidated statement of financial position of the Company and its wholly owned controlled entities which have entered into the Deed of Cross Guarantee are:

	Consolidated
	2003	2002
	$m	$m
Profit before tax	2,595	1,955
Income tax expense	(643)	(654)
Profit after income tax	1,952	1,301
Retained profits at start of year (1)	4,788	4,348
Total available for appropriation	6,740	5,649
Ordinary share dividends provided for or paid	(640)	(882)
Retained profits at end of year	6,100	4,767
Assets
Liquid assets	3,919	5,998
Investment securities	3,818	2,606
Net loans and advances	116,557	100,999
Other assets	38,916	40,520
Premises and equipment	1,178	1,189
Total assets	164,388	151,312
Liabilities
Deposits and other borrowings	90,186	85,258
Income tax liability	766	1,064
Payables and other liabilities	59,353	53,218
Provisions	614	1,611
Total liabilities	150,919	141,151
Net assets	13,469	10,161
Shareholders’ equity	13,469	10,161

(1)                    The Companies included in the class order have changed, accordingly retained profits have not carried forward

vii)                 The Company has guaranteed payment on maturity of the principal and accrued interest of commercial paper notes issued by ANZ (Delaware) Inc. of $6,988 million as at 30 September 2003 (2002: $1,654 million).

viii)              The Company is party to an underpinning agreement with ANZ Banking Group (New Zealand) Limited where by the Company undertakes to assume risk in relation to credit facilities extended by ANZ Banking Group (New Zealand) Limited to individual customers which exceed 35% of ANZ Banking Group (New Zealand) Limited’s capital base.

ix)                      The Company is party to an underpinning agreement with Australia and New Zealand Banking Group (PNG) Limited where by the Company undertakes to assume risk in relation to credit facilities extended by Australia and New Zealand Banking Group (PNG) Limited to individual customers which exceed 50% of Australia and New Zealand Banking Group (PNG) Limited’s capital base.

General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.

Contingent Asset

On 14 October 2003 ANZ issued proceedings in the Victorian Supreme Court against its captive insurance company ANZcover Insurance Pty Ltd regarding a $130 million insurance claim.  This claim is in relation to the loss on settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB).  ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries.  ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market.  The claim against ANZcover is fully reinsured, and therefore ANZcover has no retained exposure to the claim.

The January 2002 settlement of the NHB litigation saw Grindlays recover Rupees 6.20 billion (AUD 248 million at 19 January 2002 rates) of the disputed monies that Grindlays Bank had lodged with the Court, which by that time totalled Rupees 16.45 billion (AUD 661 million at 19 January 2002 rates), including interest, with NHB receiving the balance.  ANZ in turn received a payment of USD 124 million from Standard Chartered Bank under the terms of the Indian Indemnity. The claim of $130 million is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991-92 policy year.

49:                Superannuation Commitments

A number of pension and superannuation schemes have been established by the Group worldwide. The Group may be obliged to contribute to the schemes as a consequence of legislation and provisions of trust deeds. Legal enforceability is dependent on the terms of the legislation and trust deeds. The major schemes with assets in excess of $25 million are:

Contribution levels
Country	Scheme	Scheme type	Employee	Employer

Australia	ANZ Australian Staff Superannuation Scheme(1),(2)	Defined Contribution Scheme Section C	optional	Balance of cost	(3)
or
		Defined Contribution Scheme Section A	optional	9% of salary	(4)
or
		Defined Benefit Scheme Pension Section(4)	nil	Balance of cost
New Zealand	ANZ GROUP (New Zealand) Staff Superannuation Scheme(1),(2)	Defined Benefit Scheme(5)
		or	nil	Balance of cost
Defined Contribution Scheme
			2.5% min	7.5% of salaries
England	ANZ UK Staff Pension Scheme(1)	Defined Benefit Scheme	nil	Balance of cost

Balance of cost: the Group’s contribution is assessed by the actuary after taking account of members’ contributions and the value of the schemes’ assets

(1)                    These schemes provide for pension benefits

(2)                    These schemes provide for lump sum benefits

(3)                    As recommended by the actuary, currently 9% (2002: 9%) of members’ superannuation salaries

(4)                    Closed to new members.  Operates to make pension payments to retirees who were members or to dependants of the members

(5)                    Closed to new members on 31 March 1990. Operates to make pension payments to retirees who were members of that section of the scheme or to dependants of the members.

The details of major defined benefit schemes with assets in excess of $25 million are as follows:

2003 Schemes	Employer’s contribution	Accrued benefits	Net market value of assets held by scheme	Excess of net market value of assets over accrued benefits	Vested benefits
	$m	$m	$m	$m	$m

ANZ Australian Staff Superannuation Scheme
Pension Section(1)	—	43	37	(6)	43
ANZ UK Staff Pension Scheme(1)	—	872	771	(101)	845

2002 Schemes	Employer’s contribution	Accrued benefits	Net market value of assets held by scheme	Excess of net market value of assets over accrued benefits	Vested benefits
	$m	$m	$m	$m	$m
ANZ Australian Staff Superannuation Scheme
Pension Section(2)	—	46	47	1	46
ANZ UK Staff Pension Scheme(2)	—	998	1,053	55	963

(1)                    Amounts were measured at 31 December 2002

(2)                    Amounts were measured at 31 December 2001

The Pension Section of the ANZ Australian Staff Superannuation Scheme is closed to new members.  The last full actuarial valuation, conducted by the actuary, Towers Perrin, as at 31 December 2001 showed a small surplus.  An interim valuation conducted as at 31 December 2002 showed a deficit of $6 million, but since that date the deficit has reduced.  Another interim valuation will be conducted as at 31 December 2003, at which time the funding position will be reassessed.  The next full actuarial valuation is due to be conducted as at 31 December 2004.

The deficit disclosed above for the UK Staff Pension Scheme has been determined for the purpose of AASB1028 “Employee Benefits”.

Consulting actuaries Watson Wyatt LLP have advised that as at 31 December 2002 the Scheme would have met the minimum funding requirement (MFR) test as defined in UK legislation.  Further, an interim actuarial valuation (which differs from AASB1028 requirements) of the Scheme was performed at 31 December 2002.  This valuation, performed in accordance with actuarial standards, indicated a deficit of GBP 0 million to GBP 31 million ($76 million) depending on the assumptions used.

The Group has no present liability under the Scheme’s trust deed to commence contributions or fund the deficit.  However, as a matter of prudence, the Bank has decided to recommence contributions to the Scheme with effect from 1 October 2003, ahead of the next formal actuarial review which is due as at 31 December 2003.

50:                Employee Share and Option Plans

The Company has four share purchase and option incentive plans available for employees and directors of the Group: the ANZ Employee Share Acquisition Plan (1); the ANZ Share Purchase Scheme; the ANZ Share Option Plan; and the ANZ Directors’ Share Plan. Shareholders of the Company have approved the implementation of each of the current plans. Fully paid ordinary shares issued under these plans rank equally with other existing fully paid ordinary shares, other than in respect of voting rights.

Each option granted under the ANZ Share Option Plan entitles a holder to purchase one ordinary share subject to any terms and conditions imposed on issue. The exercise price of the options, determined in accordance with the rules of the plan, is based on the weighted average price of the Company’s shares traded during the five business days preceding the date of granting the options.

An offer to employees and directors cannot be made under any of the plans if an issue pursuant to that offer will result in the aggregate of shares issued and options granted over unissued shares held for employees under various employee share and option incentive schemes exceeding 7% of the issued capital (and unexercised options) of the Company.

The closing market price of one ordinary share at 30 September 2003 was $17.95.

(1)                    The ANZ Employee Share Acquisition Plan includes the $1,000 Share Plan, the Deferred Share Plan and the Employee Share Save Scheme

ANZ Employee Share Acquisition Plan

$1,000 Share Plan

All permanent employees (other than senior executives) who have had continuous service for one year with the Company or any of its controlled entities may be eligible to participate in a scheme enabling the issue of up to $1,000 of shares to an employee in each financial year, subject to the approval of the Board.  The shares are retained in trust for a three year vesting period.  On expiration of that period, an employee may generally sell the shares, transfer them into their name, or have them retained in the trust.  On termination, the shares are generally transferred into the employee’s name.  Forfeiture provisions may apply, depending on jurisdiction.

The shares are issued for no consideration. During the financial year, 1,028,623 shares with an average issue price of $17.70 were issued under the $1,000 Share Plan (2002: 1,070,986 shares with an average issue price of $17.21 were issued).  These shares are issued from the Share Capital account, hence only an increase in the number of shares on issue results.

Details of the movement in employee shares under the $1,000 Share Plan are as follows:

The Company 2003
Number of shares at beginning of the year	4,217,660
Number of shares issued to the trust	1,242,614
Number of shares distributed to employees	(915,612)
Number of shares forfeited	(6,986)
Number of shares at end of the year	4,537,676

	The Company
	2003	2002
Number of shares acquired since commencement of the $1,000 Share Plan(2)	7,013,921	5,985,298

Deferred Share Plan

Selected employees may also be issued deferred shares, which vest in the employee three years from the date of issue (previously one or three years).  Ordinary shares issued under this plan maybe held in trust for up to 10 years, and maybe required to meet performance hurdles before being able to be traded after the restriction period has expired.  The issue price is based on the volume weighted average price of the shares traded on the ASX in the weeks leading up to and including the date of issue.  Unvested shares are forfeited on resignation or dismissal, or if a performance condition has not been met.

During the financial year, 2,587,091 (2002: 3,074,002) deferred shares were issued under this Plan.

Details of the movement in employee shares under the Deferred Share Plan are as follows:

The Company 2003
Number of shares at beginning of the year	7,500,351
Number of shares issued to the trust	2,666,291
Number of shares distributed to employees	(2,024,878)
Number of shares forfeited	(120,916)
Number of shares at end of the year	8,020,848

	The Company
	2003	2002
Number of shares acquired since commencement of the Deferred Share Plan(2)	13,878,185	11,291,094

(2)                    Excludes shares issued under the bonus option plan and the dividend reinvestment plan

Employee Share Save Scheme

Eligible employees have the opportunity to request that a proportion of their income be directed to the purchase of ANZ shares. The amount they elect to contribute is deducted fortnightly and shares are purchased on market quarterly in arrears by the trust. The Company contributes 5% of the purchase price and pays for brokers fees and stamp duty.  Senior executives may participate but are not eligible to receive the 5% discount.  Employees are eligible to participate in the Scheme if they are permanent full-time or part-time employees of the Company and have been employed since 1 October immediately prior to the invitation being made by the Company.  Employees nominate a restriction period between 1 to 10 years during which period the shares are held in trust.  Dividends are paid to the employees.

Details of the movement in employee shares under the ANZ Employee Share Save Scheme are as follows:

The Company 2003
Number of shares at beginning of the year	302,410
Number of shares purchased	291,210
Number of shares issued to the trust	16,408
Number of shares distributed to employees	(215,623)
Number of shares forfeited	—
Number of shares at end of the year	394,405

	The Company
	2003	2002
Number of shares acquired since commencement of the ANZ Employee Share Save Scheme	763,652	472,442

Costs associated with the ANZ Employee Share Save Scheme were recognised in Personnel Expenses and Liquid Assets (amounts were less than $500,000).

ANZ Share Purchase Scheme

The ANZ Share Purchase Scheme is a closed scheme. Shares are progressively being paid up by eligible officers that were offered fully paid ordinary shares.  No fully paid ordinary shares have been issued under this Scheme since 1996.

Details of the movement in employee shares under the ANZ Share Purchase Scheme are as follows:

	The Company
	2003	2002
Number of shares at beginning of the year	1,272,500	1,997,500
Number of shares redeemed by employees(1)	(1,043,000)	(725,000)
Number of shares at end of the year	229,500	1,272,500

(1)                    Redeemed once paid out by employee

ANZ Share Option Plan

Selected employees maybe granted options, which entitle them to purchase ordinary fully paid shares in the Company at or greater than a price fixed at the time when the options are issued (depending on whether the exercise price is indexed or not).  Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

Details of the options over unissued ordinary shares as at the beginning and end of the financial year and movements during the year are set out below.

Grant date	Exercise price $	Earliest exercise date	Expiry date	No. options at beginning of the year	Options granted	Options lapsed	Options exercised	No. options outstanding at 30 September 2003		Performance hurdles for each option class
								On issue	Vested
23/01/1998	11.45	23/01/2001	22/01/2003	2,565	—	—	2,565	—	Yes	N
24/02/1998	9.51	24/02/2001	23/02/2003	325,000	—	—	325,000	—	Yes	A
28/10/1998	8.97	28/10/2001	27/10/2003	250,000	—	—	250,000	—	Yes	A
11/12/1998	10.34	11/12/2001	10/12/2003	195,000	—	—	180,000	15,000	Yes	A
28/01/1999	10.41	28/01/2002	27/01/2004	10,000	—	—	10,000	—	Yes	A
25/03/1999	11.44	25/03/2002	24/03/2004	82,000	—	—	60,000	22,000	Yes	A
02/06/1999	11.20	02/06/2002	01/06/2004	237,500	—	2,500	120,000	115,000	Yes	N
02/06/1999	11.20	02/06/2002	01/06/2004	1,615,000	—	—	1,290,000	325,000	Yes	A
07/06/1999	11.26	07/06/2002	06/06/2004	2,500	—	—	2,500	—	Yes	N
12/07/1999	11.30	12/07/2002	11/07/2004	150,000	—	—	150,000	—	Yes	A
27/10/1999	9.94	27/10/2002	26/10/2004	900,000	—	—	900,000	—	Yes	A
31/12/1999	11.49	31/12/2002	31/12/2004	750,000	—	—	750,000	—	Yes	E
31/01/2000	10.63	31/01/2003	30/01/2005	100,000	—	—	100,000	—	Yes	A
23/02/2000	10.11	23/02/2003	22/02/2007	1,050,000	—	30,000	578,000	442,000	Yes	B
08/03/2000	10.20	08/03/2003	07/03/2007	350,000	—	—	—	350,000	Yes	B
23/05/2000	11.81	23/05/2003	23/05/2007	447,500	—	10,000	166,250	271,250	Yes	N
07/06/2000	12.23	07/06/2003	06/06/2007	200,000	—	—	200,000	—	Yes	B
26/09/2000	12.75	26/09/2003	25/09/2007	75,000	—	5,000	12,500	57,500	Yes	N
21/11/2000	14.34	22/11/2003	21/11/2007	2,373,258	—	41,000	289,000	2,043,258	No	B
27/12/2000	14.63	25/10/2003	07/02/2008	1,642,500	—	79,600	90,400	1,472,500	No	N
31/12/2000	14.78	31/12/2003	31/12/2004	750,000	—	—	—	750,000	No	E
27/01/2001	14.63	07/02/2004	07/02/2008	1,034,250	—	51,000	62,250	921,000	No	N
21/02/2001	14.92	21/02/2004	20/02/2008	4,510,025	—	162,250	283,950	4,063,825	No	N
27/02/2001	15.47	27/02/2004	26/02/2008	75,000	—	—	—	75,000	No	B
07/03/2001	15.66	07/03/2004	06/03/2008	50,000	—	—	50,000	—	No	B
24/04/2001	13.70	25/04/2004	24/04/2008	2,485,227	—	76,500	137,312	2,271,415	No	N
24/04/2001	13.70	25/04/2004	24/04/2008	1,119,900	—	110,500	74,500	934,900	No	B
07/05/2001	13.70	07/05/2004	06/05/2008	194,800	—	5,050	12,850	176,900	No	N
01/06/2001	15.33	01/06/2004	31/05/2008	453,500	—	11,500	27,750	414,250	No	N
23/08/2001	16.49	21/08/2004	20/08/2008	76,000	—	—	—	76,000	No	B
27/08/2001	16.81	27/08/2004	26/08/2008	84,000	—	4,500	3,750	75,750	No	N
24/10/2001	17.05	25/10/2004	24/10/2008	1,043,100	—	115,400	57,500	870,200	No	B
24/10/2001	17.05	25/10/2004	24/10/2008	3,356,525	—	113,125	141,475	3,101,925	No	N
24/10/2001	0.00	24/10/2002	24/10/2003	72,242	—	—	71,833	409	Yes	N
24/10/2001	17.05	24/10/2004	23/10/2008	50,000	—	—	—	50,000	No	B
31/12/2001	17.20	31/12/2004	31/12/2005	500,000	—	—	—	500,000	No	E
31/12/2001	17.52	31/12/2003	31/12/2007	500,000	—	—	—	500,000	No	F
28/02/2002	18.21	26/02/2005	25/02/2009	20,000	—	—	—	20,000	No	B
24/04/2002	18.75	24/04/2005	24/04/2009	3,386,680	—	199,080	3,751	3,183,849	No	N
24/04/2002	0.00	24/04/2003	24/04/2004	24,098	—	235	19,158	4,705	Yes	N
24/04/2002	18.75	24/04/2005	24/04/2009	1,000,500	—	112,291	3,016	885,193	No	C
24/04/2002	18.75	24/04/2005	24/04/2009	435,000	—	20,000	—	415,000	No	C
31/05/2002	19.27	14/05/2005	13/05/2009	145,000	—	—	—	145,000	No	N
27/06/2002	19.27	28/06/2005	27/06/2009	297,970	—	11,500	—	286,470	No	N
21/07/2002	17.90	22/07/2005	21/07/2009	17,000	—	—	—	17,000	No	C
23/10/2002	18.06	23/10/2005	22/10/2009	—	2,638,774	54,279	143	2,584,352	No	D
23/10/2002	18.06	23/10/2005	22/10/2009	—	2,346,050	80,481	458	2,265,111	No	N
20/11/2002	18.28	20/11/2005	19/11/2009	—	40,000	—	—	40,000	No	D
31/12/2002	17.41	31/12/2004	31/12/2007	—	1,000,000	—	—	1,000,000	No	F
20/05/2003	18.32	20/05/2006	19/05/2010	—	2,904,522	13,891	—	2,890,631	No	D
20/05/2003	18.32	20/05/2006	19/05/2010	—	2,177,066	37,575	—	2,139,491	No	N
09/06/2003	18.84	09/06/2006	08/06/2010	—	10,000	—	—	10,000	No	N
Totals				32,438,640	11,116,412	1,347,257	6,425,911	35,781,884

The aggregate fair value of shares issued as a result of the exercise of options during the 2003 financial year was $117 million.

On 24 October 2003 the Company issued a prospectus to invite shareholders to participate in a pro rata renounce able rights issue.  In accordance with the rules set out in the ANZ Share Option Plan in the event of a rights issue, the exercise price of options granted under the plan is to be reduced in accordance with ASX Listing Rule 6.22.  As a result the exercise price of each option issued under the ANZ Share Option Plan is reduced by72 cents from the amount disclosed.

Details of performance hurdles applicable to options are as follows:

N                         No performance hurdles apply. Once the exercise period has been reached, the options may be exercised.

A                        During the two year period commencing three years and ending five years after the date of issue of the options, the percentage change of the ANZ Total Shareholder Return (ANZ TSR) to exceed the percentage change of the S&P/ASX 200 Banks (Industry Group) Accumulation Index from date of issue to any time from the third anniversary date up to and including the proposed exercise date.

B & C During the four-year period commencing three years, and ending seven years, after the issue date of the options:

•                  50% of the options allocated may be exercised by the option holder subject to the ANZ TSR exceeding the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index measured over the same period and calculated as at the last trading day of any month; and

•                  50% of the options allocated maybe exercised by the option holder subject to the ANZ TSR exceeding the percentage change in the S&P/ASX 100 Accumulation Index measured over the same period and calculated as at the last trading day of any month.

D                         Options may be exercised during the four-year period commencing three years, and ending seven years, after the issue date of the options. The exercise price will be set according to the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ) since issue date, and can be no lower than the base issue price.

E                           The options may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the ASX 100 Accumulation Index calculated over the same period (applicable to the CEO only).

F                           One half of the options may be exercised only if the ANZ TSR calculated over the period commencing on the date of grant and ending on the last day of any month after the second anniversary of their date of grant exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over that same period; and the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period (applicable to the CEO only).

These options will expire immediately on termination of employment, except in the event of retirement, retrenchment, death or disablement or where agreed by the directors of the Company, in which case the exercise of the options may be allowed.

In the event of a takeover offer or takeover announcement, the directors of the Company may allow the options to be exercised.

If there is a bonus issue prior to the expiry or exercise of the options, then upon exercise of the options, option holders are entitled to those shares as if the options had been exercised prior to that issue.  Those shares will be allotted to the option holder when the options are exercised.

The following options were exercised by employees and former employees during the financial year:

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received

$0.00	71,833	$0.00	$12.75	12,500	$159,375
$0.00	19,158	$0.00	$13.70	137,312	$1,881,174
$8.97	250,000	$2,242,500	$13.70	74,500	$1,020,650
$9.51	325,000	$3,090,750	$13.70	12,850	$176,045
$9.94	900,000	$8,946,000	$14.34	289,000	$4,144,260
$10.11	578,000	$5,843,580	$14.63	90,400	$1,322,552
$10.34	180,000	$1,861,200	$14.63	62,250	$910,718
$10.41	10,000	$104,100	$14.92	283,950	$4,236,534
$10.63	100,000	$1,063,000	$15.33	27,750	$425,408
$11.20	120,000	$1,344,000	$15.66	50,000	$783,000
$11.20	1,290,000	$14,448,000	$16.81	3,750	$63,038
$11.26	2,500	$28,150	$17.05	57,500	$980,375
$11.30	150,000	$1,695,000	$17.05	141,475	$2,412,149
$11.44	60,000	$686,400	$18.06	143	$2,583
$11.45	2,565	$29,369	$18.06	458	$8,271
$11.49	750,000	$8,617,500	$18.75	3,751	$70,331
$11.81	166,250	$1,963,413	$18.75	3,016	$56,550
$12.23	200,000	$2,446,000

For those options exercised by employees and former employees during the financial year, the market price of the Company’s shares during the year were as follows:

High	$19.23

Low	$15.95

As at30 September 2003	$17.95

As at the date of the Directors’ Report, unexercised options over ordinary shares are as per the table on the previous page, adjusted for the exercise of the following options which were exercised by employees and former employees since the end of the financial year.

Exercise price	No. of shares issued	Proceeds received	Exercise price	No. of shares issued	Proceeds received
$0.00	4,254	$0	$13.91	6,000	$83,460
$10.11	195,000	$1,971,450	$14.20	750	$10,650
$10.72	10,000	$107,200	$14.34	8,000	$114,720
$11.09	7,500	$83,175	$14.63	87,250	$1,276,468
$11.20	15,000	$168,000	$14.92	21,000	$313,320
$11.81	22,500	$265,725	$15.33	3,000	$45,990
$12.75	2,500	$31,875	$16.33	375	$6,124
$12.98	375	$4,868	$17.05	15,600	$265,980
$13.70	13,450	$184,265	$18.06	285	$5,147

For options granted in the current year, valuations have been determined in accordance with the fair value measurement provisions of Accounting Exposure Draft ED 108, using a modified Black-Scholes option pricing model.

These valuations take into account the probability of achieving the performance hurdle required for these options to vest and have used the following significant assumptions:

Range or Average	2003	2002	2001
Risk free interest rate	4.76% – 5.22%	6.14%	6.33%
Life of options	3.5 years – 5.0 years	6.8 years	6.9 years
Volatility of share price	20.70% – 22.00%	22.00%	24.96%
Dividend rate	5.00%	4.45%	4.66%

Amounts received from exercising options under the ANZ Share Option Plan during the financial year were recognised as follows:

	The Company
	2003	2002
	$m	$m
Share capital	73	57
Liquid assets	73	57

ANZ Directors’ Share Plan

Directors may elect to forgo remuneration to which they may have otherwise become entitled and receive shares to the value of the remuneration forgone. Participation in the Plan is voluntary.

The shares are purchased on market and are held in trust for up to 10 years. The director selects a restriction period of between 1 and 10 years during which the shares cannot be traded. The shares are subject to forfeiture for serious misconduct.  All costs associated with the Plan are met by the Company.

Details of the movement in shares under this Scheme are as follows:

The Company(1) 2003
Number of shares at beginning of the year	349,767
Number of shares purchased	114,700
Number of shares sold	—
Number of shares forfeited	—
Number of shares at end of the year	464,467

(1)                    Includes deferred shares

51:                Related Party Disclosures

The directors during the year were:

CB Goode (Chairman)
J C Dahlsen
R S Deane
J K Ellis
M A Jackson
J McFarlane
B W Scott
D M Gonski

Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted, subject to certain conditions, by an Australian Securities and Investments Commission (ASIC) class order, 98/110 dated 10 July 1998, from making disclosures of loans made, guaranteed or secured by a bank to related parties (other than specified categories of directors) and financial instrument transactions (other than shares and share options) of a bank where a director of the relevant entity is not a party to the transaction and where the loan or financial instrument transaction is lawfully made and occurs in the course of ordinary banking business either at arm’s length or with the approval of a general meeting of the relevant entity and its ultimate chief entity(if any).

The class order does not apply to a loan or financial instrument transaction of which any director of the relevant entity should reasonably be aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

A condition of the class order is that for each financial year to which it applies, the Company must provide evidence to ASIC that the Company has systems of internal controls and procedures which:

i)                           in the case of any material financial instrument transaction, ensure that; and

ii)                        in any other case, are designed to provide a reasonable degree of assurance that, any financial instrument transaction of a bank which may be required to be disclosed in the Company’s financial statements and which is not entered into regularly, is drawn to the attention of the directors.

a)                        Transactions with directors and director-related entities

Shares and Share Options

The aggregate number of shares issued to, acquired for, disposed or no longer held by directors, and share options granted to and exercised by directors of the Company and their director-related entities by the Company during the financial year were as follows:

	The Company
	2003 No.	2002 No.
Fully paid ordinary shares in the Company acquired	878,987	1,127,098
Fully paid ordinary shares in the Company disposed of or no longer held by directors	(650,000)	(605,864)
Options granted under the ANZ Share Option Plan	1,000,000	1,000,000
Options exercised under the ANZ Share Option Plan	(750,000)	(1,000,000)

Aggregate number of shares and share options held directly, indirectly or beneficially by directors of the Company and their director-related entities, as at balance date, were as follows:

	The Company
	2003 No.	2002 No.
Fully paid ordinary shares in the Company(1)	2,046,146	1,817,159
Share options over ordinary shares in the Company	2,750,000	2,500,000

(1)                    Includes deferred shares

Directors of the Company and their director-related entities receive normal dividends on these shares.

Loans made to Directors

Loans made to non-executive directors of the Company and controlled entities are made in the course of ordinary business on normal commercial terms and conditions. Loans to executive directors of the Company and controlled entities are made pursuant to the Executive Directors’ Loan Scheme authorised by shareholders on 18 January 1982, on the same terms and conditions applicable to other employees within the Group in accordance with established policy.

Under the Australian Securities and Investments Commission class order referred to above, disclosure is limited to the aggregate amount of loans made, guaranteed or secured by:

i)                           the Company to its directors;

ii)                        any controlled entity to the directors of the Company;

iii)                     banking corporation controlled entities to their directors; and

iv)                    non-banking corporation controlled entities to directors of controlled entities and to parties related to any one of them or the directors of the Company.

The directors involved were:

S Armstrong(1),(2),(4)
P K Cromby(1),(3)
A J Holdstock(1),(2)
M Kalangis(1),(2),(3),(4)
K D McKay(1),(2)
B Poedjirahardjo(1),(2),(3)
M Rostian(1),(2),(3) G
Tunstall(1),(2),(3),(4)
G J Camm(1),(2)
D C Hannam(1),(2),(3),(4)
D Hornery(1),(3)
J McFarlane(1),(2),(3),(4)
N J Merrick(1),(2),(3)
J Todd(3),(4)

(1)                    Repayments made during the year

(2)                    Loans made or outstanding during the year

(3)                    Repayments made during the prior year

(4)                    Loans made during the prior year

The aggregate amount of such loans outstanding at 30 September 2003 were:

	Consolidated		The Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000

Balance outstanding at 30 September	1,906	6,284	18	5,889
Total interest received	149	414	37	362
The aggregate amount of repayments received from directors and their director-related entities during the financial year was:
Normal terms and conditions	9,587	6,500	9,587	6,500
Employee terms and conditions	283	97	—	—
The aggregate amount of loans made during the financial year was:
Normal terms and conditions	3,716	11,518	3,716	11,518
Employee terms and conditions	1,804	36	—	—

Other transactions of Directors and Director-Related Entities

i)                           Financial instrument transactions

Under the Australian Securities and Investments Commission class order referred to above, disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a director of the entity concerned. Financial instrument transactions which have occurred on arm’s length terms and conditions, and are deemed trivial or domestic in nature are required to be disclosed by general description.

Financial instrument transactions between the directors and the Bank during the financial year were in the nature of normal personal banking, investment and deposit transactions. These transactions occurred on an arm’s length basis and on normal commercial terms and conditions no more favourable than those given to other employees or customers.

ii)                        Transactions other than financial instrument transactions of banks

All transactions with directors and their director-related entities are conducted on arm’s length terms and conditions, and are deemed trivial or domestic in nature. These transactions are in the nature of deposits, debentures, or investment transactions conducted with non-bank controlled entities.

All other transactions with director-related entities occur within a normal customer or supplier relationship and are on arms length terms.

b)                        Transactions with associates and joint venture entities

During the course of the financial year the Company and the Group conducted transactions with associated and joint venture entities on normal commercial terms and conditions as shown below:

	Consolidated		The Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Aggregate
Amounts receivable from associates and joint venture entities	30,691	26,097	1,139	—
Interest revenue	1,126	—	507	—
Dividend revenue	5,606	760	326	760
Commissions received from INGA joint venture	79,146	32,019	70,504	32,019
Costs recovered from joint INGA venture	15,802	12,213	15,544	12,213

52:                Remuneration of Directors

Remuneration includes income from salaries, bonuses, other benefits (including non-cash benefits), retirement benefits and superannuation contributions. The maximum total remuneration for non-executive directors of the Company was set at the Annual General Meeting held on 13 December 2002 at $2.5 million. Total fees paid to non-executive directors by the Company for the year were $1.3 million (2002: $1.2 million). Retirement benefits accrued for the year but not paid applicable to the directors of the Company are detailed in the Annual Report. There were no retirement benefits paid to directors of the Company in 2003 (2002: $98,090 paid to G K Toomey).

The number of directors of the Company with total income(1) in each of the following bands was:

	The Company(1)
	2003	2002

$90,001 to $100,000	—	2
$110,001 to $120,000	1	—
$120,001 to $130,000	—	1
$130,001 to $140,000	—	3
$140,001 to $150,000	3	—
$160,001 to $170,000	1	—
$210,001 to $220,000	—	1
$220,001 to $230,000	1	—
$350,001 to $360,000	—	1
$360,001 to $370,000	1	—
$2,480,001 to $2,490,000	1	—
$2,890,001 to $2,900,000	—	1
Total number of directors	8	9

	Consolidated		The Company
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Total income paid or payable to directors of the Company and controlled entities from the Company or related entity(2)	34,573	42,606	3,783	4,194

(1)                    For the purpose of this note:

i)            long term incentive options of the executive director are valued at intrinsic value (nil); and

ii)         accrued retirement benefits are not included.

(2)                    Including the total income of executive directors, excluding directors of controlled entities who are executives of the Company

53:                Remuneration of Executives

Executives are defined as members of the Chief Executive’s Group. Remuneration includes salaries, bonuses, other benefits (including non-cash benefits), and superannuation contributions. The remuneration of executives who work wholly or mainly outside Australia are excluded from this disclosure. Executive emoluments disclosed in the Annual Report include the emoluments of the six highest paid executives, calculated to include the amortised cost of Short Term Incentive deferred shares and Long Term Incentive options and deferred shares granted prior to or during 2003. For the purposes of this note:

i)                           Long Term Incentive options granted are valued at intrinsic value (nil); and

ii)                        the performance related bonus components of Short Term and Long Term Incentive deferred shares have been expensed in full and included in the amounts below.

The number of executives with total remuneration exceeding $100,000 in each of the following bands was:

	Consolidated		The Company
	2003	2002	2003	2002

$120,001 to $130,000	1	—	1	—
$150,001 to $160,000	1	—	1	—
$190,001 to $200,000	—	1	—	1
$250,001 to $260,000	—	1	—	1
$260,001 to $270,000	1	1	1	1
$280,001 to $290,000	1	1	1	1
$290,001 to $300,000	1	—	1	—
$310,001 to $320,000	1	—	1	—
$340,001 to $350,000	1	1	1	1

$350,001 to $360,000	—	1	—	1
$360,001 to $370,000	—	1	—	1
$370,001 to $380,000	1	1	1	1
$390,001 to $400,000	1	2	1	2
$400,001 to $410,000	—	1	—	1
$410,001 to $420,000	1	—	1	—
$420,001 to $430,000	3	1	3	1
$430,001 to $440,000	—	1	—	1
$440,001 to $450,000	2	1	2	1
$450,001 to $460,000	2	—	2	—
$460,001 to $470,000	5	3	5	3
$470,001 to $480,000	1	1	1	1
$480,001 to $490,000	1	—	1	—
$490,001 to $500,000	2	—	2	—
$520,001 to $530,000	1	—	1	—
$530,001 to $540,000	1	1	1	1
$540,001 to $550,000	2	—	2	—
$560,001 to $570,000	—	2	—	2
$570,001 to $580,000	—	4	—	4
$580,001 to $590,000	1	—	1	—
$590,001 to $600,000	—	1	—	1
$600,001 to $610,000	1	1	1	1
$610,001 to $620,000	—	1	—	1
$620,001 to $630,000	—	1	—	1
$660,001 to $670,000	2	—	2	—
$670,001 to $680,000	—	1	—	1
$690,001 to $700,000	1	—	1	—
$700,001 to $710,000	1	—	1	—
$730,001 to $740,000	1	—	1	—
$740,001 to $750,000	—	1	—	1
$760,001 to $770,000	—	1	—	1
$770,001 to $780,000	—	1	—	1
$780,001 to $790,000	1	—	1	—
$790,001 to $800,000	—	1	—	1
$800,001 to $810,000	1	—	1	—
$810,001 to $820,000	—	1	—	1
$820,001 to $830,000	1	1	1	1
$850,001 to $860,000	1	—	1	—
$860,001 to $870,000	—	2	—	2
$910,001 to $920,000	—	1	—	1
$920,001 to $930,000	1	1	1	1
$970,001 to $980,000	1	1	1	1
$1,010,001 to $1,020,000	1	—	1	—
$1,020,001 to $1,030,000	1	—	1	—
$1,060,001 to $1,070,000	1	—	1	—
$1,100,001 to $1,110,000	1	—	1	—
$1,110,001 to $1,120,000	—	2	—	2
$1,120,001 to $1,130,000	1	—	1	—
$1,160,001 to $1,170,000	—	1	—	1
$1,190,001 to $1,200,000	—	1	—	1
$1,200,001 to $1,210,000	—	1	—	1
$1,240,001 to $1,250,000	—	1	—	1
$1,270,001 to $1,280,000	1	—	1	—
$1,340,001 to $1,350,000	—	1	—	1
$1,360,001 to $1,370,000	2	—	2	—
$1,400,001 to $1,410,000	1	—	1	—
$1,430,001 to $1,440,000	—	2	—	2
$1,450,001 to $1,460,000	1	—	1	—
$1,490,001 to $1,500,000	—	1	—	1
$1,510,001 to $1,520,000	1	—	1	—
$1,540,001 to $1,550,000	—	1	—	1
$1,550,001 to $1,560,000	—	1	—	1
$1,580,001 to $1,590,000	—	1	—	1
$2,480,001 to $2,490,000	1	—	1	—
$2,890,000 to $2,900,000	—	1	—	1
Total number of executives	55	55	55	55
Total remuneration received or due and receivable directly or indirectly by executives of the Company and controlled entities $(‘000)
	38,499	43,477	38,499	43,477

54:                US GAAP Reconciliation

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of the net profit, shareholders’ equity and total assets, applying US GAAP instead of Australian GAAP.

			2003	2002	2001
	Note		$m	$m	$m
Net profit reported under Australian GAAP			2,348	2,322	1,870
Items having the effect of increasing (decreasing) net income according to US GAAP (total tax impact of adjustments shown separately):
Employee share issue and options	(xix	)	(21)	(40)	(49)
Depreciation charged on the difference between revaluation amount and historical cost of buildings	(i	)	2	2	2
Difference in gain or loss on disposal of properties revalued under historical cost	(i	)	2	5	17
Deferred profit on sale and leaseback transactions over the lease term	(iii	)	(4)	(9)	—
Amortisation of goodwill	(ii	)	62	(6)	(28)
Amortisation of deferred profit on sale and leaseback transactions over the lease term	(iii	)	25	25	23
Pension expense adjustment	(vi	)	2	18	20
Provisions	(xvi	)	—	—	(361)
Transition adjustment related to the initial application of SFAS133	(xv	)	—	—	11
Derivatives and hedging activities	(xv	)	(47)	(17)	284
Adjustment on entering joint venture	(xvii	)	—	(205)	—
Interest accrual on reclassified preference shares	(xx	)	(1)	—	—
Total tax impact of the above adjustments			12	2	7
Net income according to US GAAP			2,380	2,097	1,796

Earnings per share (cents) according to US GAAP	(xiv	)
Basic			150.4	132.3	112.4
Diluted			150.0	131.6	112.1
Adjustments to determine other comprehensive income for US GAAP
Net income according to US GAAP			2,380	2,097	1,796
Currency translation adjustments, net of hedges after tax: Tax is (Sep 2003: $54m; Sep 2002: $43m; Sep 2001: -$58m)			(356)	(98)	197
Unrealised profit (loss) on available for sale securities net of tax: Taxis (Sep 2003: -$1m; Sep 2002: $1m; Sep 2001: $8m)	(ix	)	(2)	3	15
Transition adjustment related to the initial application of SFAS133 net of tax: Tax is(Sep 2001: -$27m)	(xv	)	—	—	(52)
Derivatives and hedging activities net of tax: Taxis (Sep 2003: $33m; Sep 2002: $26m; Sep 2001: -$34m)	(xv	)	76	60	(66)
Pension plan deficit net of tax: Taxis: (Sep 2003: -$42m)	(vi	)	(99)	—	—
Total comprehensive income according to US GAAP			1,999	2,062	1,890
Shareholders’ equity reported under Australian GAAP(1)			13,770	11,448	10,538
Elimination of gross asset incremental revaluations	(i	)	(247)	(266)	(287)
Unrealised profit (loss) on available for sale securities	(ix	)	1	3	—
Adjustment to accumulated depreciation on buildings revalued	(i	)	50	48	46
Restoration of previously deducted goodwill	(ii	)	695	695	692
Accumulated amortisation of goodwill	(ii	)	(452)	(514)	(505)
Deferred profit on sale and leaseback transactions	(iii	)	(17)	(20)	(18)
Provision for final cash dividend	(iv	)	—	681	583
Pension expense adjustment	(vi	)	(14)	126	114
Derivatives and hedging activities	(xv	)	309	247	117
Adjustment on entering joint venture	(xvii	)	(203)	(203)	—
Reclassification of preference shares	(xx	)	(988)	—	—
Total tax impact of the above adjustments			(84)	(106)	(73)
Shareholders’ equity according to US GAAP			12,820	12,139	11,207
Total assets reported under Australian GAAP			195,591	183,105	185,493
Elimination of gross incremental revaluations	(i	)	(203)	(205)	(210)
Unrealised profit (loss) on available for sale securities	(ix	)	2	3	(1)
Adjustment to accumulated depreciation on buildings revalued	(i	)	50	48	46
Restoration of previously deducted goodwill	(ii	)	695	695	692
Accumulated amortisation of goodwill	(ii	)	(452)	(514)	(505)
Prepaid pension adjustment	(vi	)	66	67	58
Reclassification of deferred tax assets against deferred tax liabilities	(v	)	(726)	(462)	(552)
Revaluation of hedges	(xv	)	397	501	552
Issue Costs	(xx	)	13	—	—
Adjustment to carrying value of the ING joint venture	(xvii	)	(203)	(203)	—
Total assets according to US GAAP			195,230	183,035	185,573

(1)                    Excluding outside equity interest

i)                          Premises and equipment

In accordance with Australian GAAP, the Group holds its properties at a deemed cost value (refer note 1). However in the past the Group at various times, has revalued properties, increasing the book value of these assets. Any increments on revaluation were credited directly to the Asset Revaluation Reserve (ARR), and decrements were debited to the ARR to the extent of any previous revaluation increments.

Decrements in excess of any previous revaluation increments were charged to the statement of financial performance. The ARR forms part of Shareholders’ equity and is not available for future property writedowns while properties are measured at deemed cost.

Under US GAAP, revaluation of properties is not permitted except for decrements which are regarded as other than temporary. Any such decrements are recorded in the statement of financial performance. Subsequent recoveries to the statement of financial performance are not allowed.

The impact of previous revaluations under Australian GAAP is that depreciation charges are generally higher and profits on disposal are lower than those recorded under US GAAP. The depreciation charges, together with the profits and losses on revalued assets sold have been adjusted to historical cost in the US GAAP reconciliation.

ii)                      Goodwill

Under Australian GAAP the Group changed its accounting policy in respect of goodwill in the financial year ended 30 September 1993 so that goodwill is amortised over a period not exceeding 20 years. Previously, goodwill on acquisition was charged in full to the Group’s statement of financial performance in the year of acquisition.

Historically, under US GAAP, goodwill has been capitalised and amortised over the period of time during which the benefits are expected to arise, such period not exceeding 20 years. Adjustments have been made in the US GAAP reconciliation statement to restore goodwill written-off in full under Australian GAAP and to amortise such goodwill over the period of the expected benefits. Under US GAAP for goodwill acquired during the year ended 30 September 2002 and for all goodwill balances after 30 September 2002 a review for impairment test will apply rather than systematic goodwill amortisation. This review is undertaken in accordance with SFAS 142 ‘Goodwill and other Intangible Assets.’ Goodwill acquired is allocated to reporting segments that are expected to benefit from the acquisition. These units have been evaluated using a combination of discounted cashflows and multiples of earnings methodologies. Any impairment is recognised in earnings in the year in which it is identified. The 2003 review did not indicate any impairment.

For comparability the table below reconciles the Groups US GAAP reported income to ‘adjusted’ income excluding the effect of goodwill amortisation.

	2002	2001
US GAAP reported net income	$2,097m	$1,796m
Goodwill amortisation	$26m	$45m
Reported net income excluding effect of amortisation	$2,123m	$1,841m
Basic EPS using adjusted net income	134.0	115.4
Diluted EPS using adjusted net income	133.3	115.1

iii)                  Sale-leaseback transactions

Under Australian GAAP for operating leases, gains on disposal under sale-leaseback transactions can be recognised in the period of sale. Under US GAAP, the gain is amortised over the remaining lease term. This difference in treatment has been adjusted in the US GAAP reconciliation.

iv)                     Dividends in 2002 and 2001

Historically Australian GAAP dividends were shown in the statement of financial performance in the period to which they relate rather than in the period when they are declared as required by US GAAP. This difference in treatment has been adjusted in the US GAAP shareholders’ equity reconciliation. Changes in Australian GAAP for 2003 disallows accrual of dividends, thus there is no adjustment for the 2003 year.

v)                         Income taxes

Under Australian GAAP, tax benefits relating to carry forward tax losses must be ‘virtually certain’ of being realised before being booked. Realisations of benefits relating to other timing differences must be ‘beyond reasonable doubt’ before they may be booked. These tests are more stringent than those applied under US GAAP. However no material adjustment to future tax benefits for US GAAP is required.

Australian GAAP allows offsetting of future income tax benefits and liabilities to the extent they will reverse in the same period.

Under US GAAP, deferred tax liabilities and deferred tax assets are offset and presented for each tax paying component of an enterprise and within each particular tax jurisdiction. The impact of the difference in this approach to Australian GAAP has been adjusted for in the US GAAP reconciliation for total assets.

vi)                     Pension commitments

Under Australian GAAP, contributions in respect of defined benefit schemes are recorded in the income statement and are made at levels necessary to ensure that these schemes are maintained with sufficient assets to meet their actuarially assessed liabilities. Any net deficiency arising from the aggregation of assets and liabilities of the Group’s defined benefit schemes, where there is a legal or constructive obligation, is provided for in the Group’s financial statements (refer note 49).

Under US SFAS 87 ‘Employers’ Accounting for Pensions’ and the disclosure requirements of SFAS 132 ‘Employers’ Disclosures about Pensions and Other Post Retirement Benefits’, pension expense is a function of an employee’s service period, interest costs, expected actuarial return on the schemes’ assets, amortisation of net transition asset and recognised prior service cost. In addition, reconciliation between the accrued pension liability/prepaid asset and the funded status (difference between projected benefit obligation and fair value of pension plan assets) of the pension schemes is required.

As required under US GAAP an additional liability has been recognised for the Group’s UK Pension plan of $142 million ($99 million after tax) as at September 2003. This liability is required to be recognised where the accumulated benefit obligation exceeds the fair value of plan assets and an asset has been recognised as prepaid pension cost, or the liability already recognised as unfunded accrued pension cost, is less than the unfunded accumulated benefit obligation.

vii)                 Post retirement and post employment benefits

Post retirement and post employment benefits other than pension payments are not material and no adjustment is required in the US GAAP reconciliation.

viii)             Trading securities

US GAAP requires that in instances where trading securities are not bought and held principally for the purpose of selling them in the near term, they should be classified as available for sale and recorded at market value with unrealised profits and losses in respect of market value adjustments recognised as other comprehensive income in Shareholders’ equity.

The residual emerging markets portfolio had been classified as available for sale with the market value write down taken through the statement of financial performance for both Australian GAAP and US GAAP purposes.

Except for the above no adjustment is required to be made in the US GAAP reconciliation as the effect of reclassifying certain trading securities as available for sale is not material.

ix)                    Investment Securities

US GAAP requires that investments not classified as trading securities or as held to maturity securities shall be classified as available for sale securities and be recorded at market value in accordance with SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’. An adjustment is made in the US GAAP reconciliation to reclassify certain investment securities under Australian GAAP to reflect available for sale securities which are carried at market value with unrealised profits and losses in respect of market value adjustments being reported as other comprehensive income in shareholders’ equity.

x)                        Accounting for the impairment of loans

SFAS 114 ‘Accounting by Creditors for Impairment of a Loan’, as amended by SFAS 118 ‘Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures’, requires the value of an impaired loan to be measured as the present value of future cash flows discounted at the loan’s initial effective interest rate, the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent.

There is no requirement under Australian GAAP to discount the expected future cash flows attributable to impaired loans in assessing the level of specific provision for doubtful debts. No adjustment is required in the US GAAP reconciliation as the estimated fair value of impaired loans is not materially different from the carrying value.

xi)                    Accounting for the impairment of long lived assets and for long-lived assets to be disposed of

SFAS 144 ‘Accounting for the Impairment or disposal of Long-Lived Assets’, requires that where an event or a change in circumstance indicates that the carrying value of an asset that is expected to be held and used may not be recoverable, an impairment loss should be recognised. The standard also requires that where there is a committed plan to dispose of an asset, the asset should be reported at the lower of the carrying value or fair value less selling costs.

The Group has assessed the carrying values of all non-current assets and determined that they are not in excess of their recoverable amounts.

xii)                Accounting for transfers and servicing of financial assets and extinguishments of liabilities

SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’ prescribes the accounting and disclosure requirements for transfers of financial assets and extinguishments of liabilities. Under certain circumstances, the statement also requires a transferor of financial assets that are pledged as collateral to reclassify those assets, and the transferee to recognise those assets and their obligation to return them.

No adjustment is required in the US GAAP reconciliation as the effect of adopting the provisions of SFAS 140 on total assets is not material. Refer to note 39 for the required disclosures.

xiii)            Comprehensive Income

SFAS 130 ‘Reporting Comprehensive Income’ establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as all changes in shareholders’ equity during a period excluding those resulting from investments by shareholders and distributions to shareholders.

Accordingly, the Group has shown currency translation adjustments, unrealised profit on available for sale securities, additional pension liability and certain SFAS 133 adjustments as components of other comprehensive income with net income according to US GAAP forming the remaining component of comprehensive income. Amounts transferred in and out of comprehensive income relating to unrealised profits on available for sale securities are specific to individual assets. The fair value  of equity investments recorded as available for sale subject to adjustment in the US GAAP reconciliation was $3.5 million as at 30 September 2003, with a book value of $1.9 million.

The currency translation adjustment through comprehensive income includes a net gain on hedges after tax of $126 million.

xiv)               Earnings per share (‘EPS’)

Under US GAAP, EPS is computed in accordance with SFAS 128 ‘Earnings Per Share’. This Standard is similar to Australian GAAP.

xv)                   Accounting for derivative instruments and hedging activities

The Group has adopted SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 138 ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’ in its US GAAP reconciliation from 1 October 2000. SFAS 133 requires all derivatives to be recognised on balance sheet at fair value. Movements in the fair value of derivatives are taken to the statement of financial performance, unless thederivatives meet the criteria prescribed in SFAS 133 for fair value, cash flow, or foreign currency hedges. If certain criteria are met derivatives can be designated as hedges. Under SFAS 133 normal banking hedging practices may not qualify for hedge accounting, notwithstanding their ability to hedge existing balance sheet positions from an economic perspective.

As a result future fair value movements recognised in the US GAAP reconciliation may not be indicative of the Group’s risk profile. The Group uses instruments and hedging techniques that are effective in managing interest rate risk and foreign exchange risk.

Further information on the results of the Group’s hedging activities, and the effectiveness of the risk management policies, can be assessed better by considering the information provided on interest rate risk in note 35, and the information on hedging derivatives provided in note 38: Derivative Financial Instruments. The accounting for derivatives under Australian GAAP is outlined in note 1.

Under SFAS 133, movements in the value of derivatives designated as fair value hedges are taken to the statement of financial performance, along with the movement in the fair value of the underlying exposure that is being hedged to the extent the hedge is effective. These amounts largely offset each other with any ineffectiveness recognised in the US GAAP statement of financial performance.

Movements in the effective portion of the fair value of derivatives designated as cash flow hedges are taken to other comprehensive income. Any ineffectiveness is recognised in the US GAAP statement of financial performance immediately. Amounts are subsequently reclassified out of other comprehensive income into earnings as the hedged transaction impacts earnings.

The impact on adoption of SFAS 133 and SFAS 138 at 1 October 2000 was a transitional adjustment to increase US GAAP profit by $11 million, and a transitional adjustment to decrease other comprehensive income by $52 million. Changes in market conditions and the Group’s hedging policies may result in volatility in these US GAAP adjustments going forward. The net gain/(loss) after tax in the net income according to US GAAP recognised during the September 2003 year due to fair value and cashflow hedge ineffectiveness or non compliance is $(57) million and $24 million respectively.

xvi)               Provisions

At 30 September 2000, the Group recorded a provision for restructuring in accordance with Australian GAAP amounting to $361 million before tax with an associated taxation credit of $116 million. US GAAP requires certain criteria to be met before a restructuring provision is recognised. These criteria, which are more detailed than the Australian recognition criteria, include public announcement of many details of the programs prior to balance date. Accordingly, the provision and associated taxation effect were recognised for US GAAP during the year ended 30 September 2001.

xvii)           Gain and non-capitalisable costs recognised on entering joint venture

In accordance with Australian GAAP the Group recognised a profit (net of transaction costs) based on the difference between fair value and carrying value of the share of businesses transferred to an external party on entering into a joint venture.

Under US GAAP the gain may not be recognised as it occurred as a result of a non-monetary transaction, which involved transferring ownership of controlled entities in exchange for a non-controlling ownership interest in the joint venture.

xviii)       Guarantees

As of 1 January 2003 FIN 45 ‘Guarantors Accounting and Disclosure Requirements for Guarantors, including indirect Guarantees of indebtedness of Others’ requires a guarantor (for non derivative contracts) to recognise at inception a liability equal to the fair value of the obligations undertaken in issuing that guarantee. The fair value of the obligation in issuing the guarantee at inception is typically equal to the net present value of the future amount of the premium receivable under the contract.

ANZ provides a variety of guarantees and indemnifications to our customers to enhance their credit standing or allow them to complete various business transactions. The group considers the following off balance sheet non derivative arrangements to be guarantees under FIN 45: Standby letters of credit, Guarantees, Bill endorsements, Documentary letters of credit, Performance related contingents. The fair value of the estimated liability related to guarantees for the forementioned instruments at 30 September 2003 is not material and has not been adjusted in the reconciliation.

Standby letters of credit generally include guarantees of payments for loans, credit facilities, promissory notes and trade acceptances and are generally issued in connection with agreements made by customers with counterparties. Documentary letters of credit are an undertaking by the bank to guarantee payment to a beneficiary provided documents are presented in strict compliance with the terms and conditions of the documentary credit. Performance guarantees are issued to guarantee completion of projects in accordance with contract terms. They can be issued to support a customers obligation to supply specified products, commodities or maintenance or warranty services to a third party. ANZ as guarantor becomes obligated to perform under the guarantee when a counterparty does not fulfill its obligations under an associated contract. The majority of these contracts are short term.

Sold – credit derivatives also meet the definition of guarantees under this statement but are recorded in the statement of financial position at their fair value.

Details of the maximum potential amount of future payments can be found at note 48. The amounts detailed in note 48 represent the notional amounts that could be lost under the guarantees and indemnifications if there was a total default by the guaranteed parties, without consideration of possible recoveries.

xix)              Accounting for stock – compensation plans

Under Australian GAAP an expense is not required to be recognised for share options issued to employees or for shares issued at a discount.

SFAS 123 ‘Accounting for Stock-Based Compensation’ requires shares and options issued as part of a compensation plan to employees to be recognised using either the fair value method or the intrinsic value method as prescribed by APB No. 25 and its related interpretations.

For US GAAP APB No.25 share-based employee compensation cost for variable share option plans (those with performance hurdles) is measured using the intrinsic value method. US GAAP compensation cost is determined at date of issue and is expensed if the strike price is less than the market price at the time and it is probable that performance hurdles are met.

To the extent that the intrinsic value increases in subsequent periods an additional expense is recorded.

Variable share option plans include all plans with performance conditions. The Group’s policy is to generally grant share options at the average market price of the underlying shares at the date of grant.

Share issues to employees under the $1000 Share Plan are expensed in the year issued under US GAAP. Under Australian GAAP they are issued from Share Capital Account and are not expensed.

If the fair value basis of accounting had been applied to account for compensation costs as stipulated in SFAS 123, the following profit after income tax and earnings per share would have appeared.

	2003	2002	2001
	$m	$m	$m
Net income according to US GAAP	2,380	2,097	1,796
Intrinsic method adjustment (APB 25)	21	40	49
Fair value adjustment (SFAS 123)	(50)	(44)	(32)
Adjusted Pro Forma net income according to US GAAP	2,351	2,093	1,813

	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

• Basic earnings per share (cents)	150.4	148.5	132.3	132.0	112.4	113.5
• Diluted earnings per share (cents)	150.0	148.1	131.6	131.3	112.1	113.2

Details of the share-based compensation plans are included in note 50 to the Financial Statements.

xx)                  Classification of financial instruments with characteristics of both liability and equity – all new issues post May 2003

Under Australian GAAP, preference shares issued on 23 September 2003 (known as ANZ StEPS) are classified as equity instruments as they are not considered to be mandatorily converting to ordinary shares and do not meet the classification requirements of a financial liability upon issue.

SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ requires that the StEPS be classified as a liability because the monetary value of the obligation to the holders of the securities is known at inception and the holders are not exposed to changes in the fair value of equity. Any associated dividends have been reclassified as interest expense in the US GAAP reconciliation.

Note that SFAS 150 does not as at 30 September 2003 apply to previous issues of preference shares.

xxi)              Details of Pension Schemes and Pension Expense

Reconciliations of the funded status of major defined benefit schemes as at 30 June 2003 are summarised below.

Details of the funding of the schemes are set out in note 49.

	Australian Scheme
	2003	2002	2001
	$m	$m	$m

Change in benefit obligation
Balance at start of year	51	54	54
Interest costs	3	3	3
Benefits paid	(6)	(6)	(6)
Actuarial gains (losses)	2	—	3
Benefit obligation, 30 June	50	51	54

Change in plan assets
Fair value at start of year	43	49	52
Actual return on plan assets	(2)	—	3
Employer contribution	—	—	—
Benefits paid	(6)	(6)	(6)
Total fair value of plan assets, 30 June	35	43	49

Funded status	(15)	(8)	(5)
Unrecognised net transition loss	1	2	3
Unrecognised net loss	16	10	7
Adjustment required to recognise minimum unfunded projected benefit obligation	(17)	(12)	(10)
Net amount recognised	(15)	(8)	(5)

Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	—	—	—
Accrued benefit liabilities	(15)	(8)	(5)

The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values – pensioners	5.0%	6.0%	6.0%
Annual increase in future compensation levels – pensions	2.5%	2.5%	2.9%
Expected long-term rate of return on assets	7.5%	7.5%	7.5%

	UK Scheme
	2003	2002	2001
	$m	$m	$m

Change in benefit obligation
Balance at start of year	1,034	1,038	923
Service cost	13	15	17
Interest cost	53	62	55
Benefits paid	(49)	(62)	(50)
Actuarial gains (losses)	56	27	(15)
Foreign currency exchange rate fluctuations	(155)	(46)	108
Benefit obligation, 30 June	952	1,034	1,038
Change in plan assets
Fair value at start of year	982	1,152	1,120
Actual return on plan assets	(4)	(69)	(43)
Employer contribution	(1)	(2)	2
Benefits paid	(49)	(62)	(50)
Foreign currency exchange rate fluctuations	(138)	(37)	123
Total fair value of plan assets, 30 June	790	982	1,152
Funded status	(162)	(52)	114
Unrecognised net transition gain	(10)	(19)	(28)
Unrecognised loss (gain)	194	92	(81)
Unrecognised prior service cost	44	46	53
Adjustment required to recognise minimum benefit obligation	(142)	—	—
Net amount recognised	(76)	67	58
Amounts recognised in the consolidated statement of financial position consist of:
Prepaid benefits costs	66	67	58
Accrued benefit liabilities	(142)	—	—
The assumptions used in the actuarial calculations are as follows:
Discount rate used in determining present values
• active members	5.25%	5.75%	6.0%
• pensioners	5.25%	5.75%	6.0%
Annual increase in future compensation levels
• salary	4.25%	4.5%	4.75%
• pensions	2.25%	2.5%	2.9%
Expected long-term rate of return on assets	6.25%	6.75%	7.0%

The elements of the net periodic pension cost of the above schemes are as follows:

	2003	2002	2001
	$m	$m	$m

Service cost	14	13	17
Interest cost	57	59	55
Expected return on schemes’ assets	(70)	(77)	(74)
Amortisation net transition asset	(6)	(7)	(7)
Recognised prior service cost	4	4	4
Net periodic pension cost	(1)	(8)	(5)

The Group also sponsors defined contribution schemes. The Group’s contributions to major defined contribution schemes amounted to $89 million for the year (2002: $80 million; 2001: $83 million).

55:                Exchange Rates

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2003		2002		2001
	Closing	Average	Closing	Average	Closing	Average

Great British pound	0.4070	0.3822	0.3477	0.3621	0.3331	0.3627
United States dollar	0.6795	0.6124	0.5441	0.5323	0.4903	0.5230
New Zealand dollar	1.1431	1.1139	1.1585	1.2001	1.2127	1.2473

56:                Events Since The End Of The Financial Year

The National Bank of New Zealand (NBNZ)

On 24 October 2003, the Company announced the acquisition of NBNZ from Lloyds TSB.

The purchase price was approximately GBP 2,043.8 million ($4,915 million at exchange rates on 23 October 2003) excluding a dividend to Lloyds TSB of NZD 575 million ($498 million) from NBNZ’s retained earnings and transaction costs of $25 million.

The acquisition will be funded as follows:

•                            A 2 for 11 renounceable rights issue at $13 per share in the Company raising $3,570 million; and

•                            $1,370 million in hybrid Tier 1 capital, subordinated debt, and wholesale funding.

The completion date of the acquisition is 1 December 2003.

Further matters can be obtained by reference to the ANZ Renounceable Rights Issue prospectus dated 24 October 2003.

The financial effect of this acquisition has not been recognised in these financial statements.

Trust Securities Issues (TrUEPrS)

On 6 November 2003, ANZ called for the buy-back of the ANZ Preference Shares issued as part of the trust units exchangeable for preference shares (TrUEPrS) Series 1 (September 1998 – CUSIP No.001823202) and Series 2 (November 1998 – CUSIP No.0018241010). The buy-back is for the entire issue of both series.

The buy-back date will be effective on 12 December 2003.  This buy-back will also result in ANZ redeeming the TrUEPrS on the same date.

The redemption price will be US$25.00 plus an amount equal to the accrued but unpaid interest on each US$25.00 principal amount of the debt securities from and including the Interest Payment Date immediately preceding the Exchange Date to, but excluding, the Exchange Date.

The financial effect of this transaction has not been recognised in these financial statements.

Directors’ Declaration

The directors of Australia and New Zealand Banking Group Limited declare that the financial statements and notes of the Company and the consolidated entity:

a)                        are in accordance with the Corporations Act 2001, including:

i)                          complying with applicable Australian Accounting Standards, and other mandatory professional reporting requirements; and

ii)                       giving a true and fair view of the financial position of the Company and of the consolidated entity as at 30 September 2003 and of their performance as represented by the results of their operations and their cash flows, for the year ended on that date; and

b)                       in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Company and some of its wholly owned controlled entities listed in note 48 executed a Deed of Cross Guarantee enabling them to take advantage of the accounting and audit relief offered by class order 98/1418 (as amended), dated 13 August 1998 issued by the Australian Securities and Investments Commission.

The nature of the Deed of Cross Guarantee is to guarantee each creditor payment in full of any debt in accordance with the terms of the Deed of Cross Guarantee.

At the date of this declaration, there are reasonable grounds to believe that the Company and its controlled entities to which the class order applies, are able, as an economic entity, to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors

/s/ John Dahlsen	/s/ John McFarlane

John Dahlsen	John McFarlane
Director	Chief Executive Officer

7 November 2003

Auditors’ Report

Independent audit report to the members of Australia and New Zealand Banking Group Limited

Scope

We have audited the financial report of Australia and New Zealand Banking Group Limited for the financial year ended 30 September 2003, consisting of the statements of financial performance, statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, accompanying notes 1 to 56 and the directors’ declaration set out on pages 2 to 78. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company’s directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Auditing Standards of Australia and the United States of America to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Australia and New Zealand Banking Group Limited is in accordance with:

a)                        the Corporations Act 2001, including:

i)                          giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 September 2003 and of their performance for the financial year ended on that date; and

ii)                       complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b)                       other mandatory professional reporting requirements in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. An explanation of the major differences between the two sets of principles is presented in note 54 to the financial statements.

The application of the United States principles would have affected the determination of consolidated net profit for each of the three years in the period ended 30 September 2003 and the determination of the consolidated financial position as of 30 September 2003, 2002 and 2001 to the extent summarised in note 54 to the financial statements.

/s/ KPMG	/s/ Peter Nash

KPMG	Peter Nash
Chartered Accountants	Partner

Melbourne
7 November 2003

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements. However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments. The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group’s external auditors.

All material changes to accounting policy are approved by the Audit Committee of the Board.

Historical changes

No change has been made to any of the critical accounting policies or their related methodologies over the last 3 years.

A brief discussion of critical accounting policies, and their impact on the Group, follows:

a)                        Economic Loss Provisioning

Description and Significance

Each month the Group recognises an expense for credit losses based on the expected long term loss ratio for each part of the loan portfolio. The monthly charge is booked to the General Provision which is maintained to cover losses inherent within the Group’s existing loan portfolio. The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•                            the history of credit loss for each type and risk grade of lending; and

•                            the size, composition and risk profile of the current loan portfolio.

Ongoing reviews

The Group regularly reviews the assumptions used in the ELP models. These reviews are conducted in recognition of the subjective nature of the ELP methodology. Methodologies are updated as improved analysis becomes available. In addition, the robustness of outcomes is reviewed considering the Group’s actual loss experience, and losses sustained by other banks operating in similar markets.

To the extent that credit losses are not consistent with previous loss patterns used to develop the assumptions within the ELP methodology, the existing General Provision may be determined to be either in excess of or insufficient to cover credit losses not yet specifically identified.

As a result of the reassessments, ELP charge levels may be periodically increased or decreased with a direct impact on profitability.

As part of its review of the ELP model outputs, the Group also regularly evaluates the overall level of the General Provision. The Group is required, by APRA prudential standards, to have policies which cover the level of General Provisions that are needed to absorb estimated losses inherent in the credit portfolio.

In some limited circumstances, the assessment of the inherent losses in the portfolio may require an additional charge to profits to ensure the adequacy of the General Provision. The Group considers it appropriate to maintain its General Provision in excess of the APRA guidelines.

Quantification of Sensitivity

The average charge to profit for ELP was 0.39% of average net lending assets or $614 million (Sep 2002: 0.43% or $610 million excluding the special general provision of $250 million. During 2002 an additional provision for bad debts of $250 million was added to the general provision to restore its balance to an appropriate level). During the same period, specifically identified credit losses net of recoveries during the year were $527 million (Sep 2002: $728 million).

As at September 2003, the balance of the General Provision of $1,534 million (Sep 2002: $1,496 million) represents 1.01% (Sep 2002: 1.06%) of risk weighted assets.

b)                        Specific Provisioning

Description and Significance

The Group maintains a specific provision for doubtful debts arising from its exposure to organisations and credit counter parties.

The Group’s ELP provisioning methodology is used to estimate the extent of losses inherent within the loan book. Once a specific doubtful debt loss is identified as being probable, its value is transferred from the General Provision to the Specific Provision. Specific provisioning methodology applies when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific provision equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from excess specific provisions arising when actual losses are determined to be less than the amount provided for within the specific provision are transferred back to the General Provision.

Quantification of Sensitivity

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit. However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings. Recoveries of amounts previously specifically provided against are applied to the restoration of the General Provision balance. The amount of net transfer from the General Provision to the Specific Provision, net of recoveries, during the year was $527 million (Sept 2002: $728 million).

c)                        Deferred acquisition costs, software assets and deferred income

Description and Significance

The Group recognises assets and liabilities that represent:

•                            Deferred acquisition costs – direct costs from the acquisition of interest earning assets;

•                            Software assets – direct costs incurred in developing software systems; and

•                            Deferred income – liabilities representing income received in advance of services performed.

Deferred acquisition costs – Initially, expenses related to the acquisition of interest earning assets are recognised as part of the cost of acquiring the asset and written-off as an adjustment to its yield over its expected life. For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the asset portfolio, taking into account prepayments. Commissions paid to third party mortgage brokers are an example of expenditure that is deferred and amortised over the expected average life of a mortgage of 4 years.

Software assets – Costs incurred in acquiring and building software and computer systems are capitalised as fixed assets and expensed as depreciation over periods of between 3 and 5 years except for the branch front end applications where 7 years is used. The carrying value of these assets is subject to a ‘recoverable amount test’ to determine their value to the Group. If it is determined that the value of the asset is less than its ‘book’ value, the asset is written down to the recoverable amount. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

Deferred income – Income received in advance of the Group’s performance of services or in advance of having been earned, is initially recorded as a liability.  Once the recognition criteria are met, it is then recognised as income.

Quantification of Sensitivity

Deferred acquisition costs – At 30 September, the Group’s assets included $336 million (Sep 2002: $289 million) in relation to costs incurred in acquiring interest earning assets.  During the year, amortisation of $169 million (Sep 2002: $132 million) was recognised as an adjustment to the yield earned on interest earning assets.

Software assets – At 30 September, the Group’s fixed assets included $465 million (Sep 2002: $419 million) in relation to costs incurred in acquiring and developing software.  During the year, depreciation expense of $83 million (Sep 2002: $50 million) was recognised and adjustments were made to recognise the right to use software in Tradecentrix.  Following prior periods of above average project activity which replaced significant parts of the Group’s core infrastructure, the software depreciation expense will increase before stabilising going forward.  Consistent with US accounting rules on software capitalisation only costs incurred during configuration, coding and installation stages are capitalised.  Administrative, preliminary project and post implementation costs including determining performance requirements, vendor selection and training costs are expensed as incurred.

Deferred income – At 30 September, the Group’s liabilities included $272 million (Sep 2002: $170 million) in relation to income received in advance.  This income is largely comprised of 2 components: (1) fees received for services not yet completed; and (2) profit made on an interest rate swap that was hedging future payments (years 2004 and forward) on the Group’s preference shares.  Under Australian Accounting Standards, this profit is deferred and recognised when the hedged transaction occurs, or immediately if the hedged transaction is no longer expected to occur.

The balances of deferred assets at 30 September were:

	Deferred Acquisition Costs		Software Assets		Deferred Income
	2003	2002	2003	2002	2003	2002
	$m	$m	$m	$m	$m	$m
Personal Banking Australia	—	—	242	176	—	—
Corporate	—	—	14	9	7	11
Institutional	7	27	50	14	7	30
Consumer Finance	—	—	47	45	9	—
Mortgages	102	73	33	27	—	—
Asset Finance	227	189	21	29	—	—
Asia Pacific	—	—	2	1	—	2
Other	—	—	56	118	249	127
Total	336	289	465	419	272	170

d)                        Derivatives and Hedging

Description and Significance

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and equity risks (in the ING Australia joint venture).  The derivative instruments used to hedge the Group’s exposures include:

•                            swaps;

•                            forward rate agreements;

•                            futures;

•                            options; and

•                            combinations of the above instruments.

Accounting treatment – In accordance with the requirements of Australian Accounting Standards, derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.

Derivative instruments entered into to hedge exposures that are not recorded at fair value, do not have their fair values recorded in the Group’s Statement of Financial Position (in accordance with Australian Accounting Standards).

Exposures hedged by derivatives not recorded at their fair value include risks related to:

•                            revenues from foreign operations;

•                            structured lending transactions;

•                            lending assets; and

•                            funding liabilities.

Hedge accounting is only applied when the hedging relationship is identified at the time the Group enters into the hedging derivative transaction.  If a hedge ceases to be effective, the hedging derivative transaction will be recognised at fair value.  Gains and losses on derivative instruments not carried at their fair value amounts are recognised at the same time as the gain or loss on the hedged exposure is booked.

Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses.  Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

Fair value determination –Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income.  Where liquid markets exist, fair value is based on quoted market prices.  For certain complex or illiquid derivative instruments, it may be necessary to use projections, estimates and models to determine fair value.  In addition, judgemental factors such as the need for credit adjustments, liquidity and other valuation adjustments affect the reported fair value amounts of derivatives.

e)                        Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose companies, or vehicles (SPVs), to enable it to undertake specific types of transactions.

Where the Group controls such vehicles, they are consolidated into the Group financial results.

Certain SPVs may be set up by the Group to facilitate Group strategic aims, or to assist with structured transactions for clients.  The accounting treatment of each SPV is assessed using existing Australian guidance, with reference also to International and US accounting standards where specific issues are yet to be addressed in Australia.  The table below summarises the main types of SPVs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of Special Purpose Vehicle (SPV)			SPV Assets
	Reason for establishment	Key Risks	2003		2002
			$m		$m
Securitisation vehicles	Assets are sold to an SPV which funds the purchase by issuing securities.	ANZ may manage securitisation vehicles, service assets in a vehicle or provide liquidity support or other support and retains the risks associated with the provision of these services.	9,954	(1)	6,992	(1)
	Enables ANZ or customers to increase diversity of funding sources.

Credit and market risks associated with the underlying assets are not retained or assumed by ANZ.  ANZ may also provide other services (eg. swaps, credit guarantees).  ANZ earns fees at a commercial rate for providing these services.

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	2,124		1,968

Managed funds	These funds invest in specified investments on behalf of clients.	The ANZ/ING Australia joint venture, as manager of the funds, exposes ANZ to operational risk and reputational risk.	28,655		26,642

(1)                    The amounts disclosed are the total assets managed or arranged by ANZ.  They include SPV’s that purchase assets from sellers other than ANZ

f)                          Valuation of investment in ING Australia Limited (INGA)

Description and significance

The Group adopts the equity method of accounting for its 49% interest in the INGA joint venture.  As of 30 September 2003, the Group’s carrying value is $1,648 million (2002: $1,593 million).

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date.  This involves, the Group obtaining an indication of whether the carrying value may be less than the recoverable amount.  If so, an independent valuation is sourced to determine current recoverable amount.

Any excess of carrying value above recoverable amount is written off to the Statement of Financial Performance.

Quantification of sensitivity

During the year the Group engaged Ernst and Young ABC Ltd (EY ABC) to provide an independent valuation of INGA as at 31 March 2003.  The valuation was a stand alone market based assessment of economic value, and excluded the Group’s specific synergies and hedging arrangements.  The independent valuation was based on a discounted cashflow approach, with allowance for the cost of capital.  EY ABC presented an independent valuation range of $3,304 million to $3,690 million, reflecting a range of sales and cost base assumptions.

The key assumptions used in that valuation were reviewed by EY ABC against recent business experience as at 30 September 2003 to assess any potential valuation impacts.  Based on this review, ANZ believes no change is required to the carrying value of the investment at 30 September 2003.

Key valuation assumptions

The 31 March 2003 valuation was based on a 31 December 2002 benchmark date with a roll-forward assesment to 31 March 2003.  The valuation was based on a discounted cash flow approach comprising the present value of estimated future distributable profits after corporate tax, together with (in Australia only) the present value of 70% of the attaching imputation credits.

The assumptions underlying the cash flow projections were generally based on a long term view, together with an assessment of the current market environment.

The following gross of tax risk discount rates were used:

•	Australian life insurance business	10.75	% pa

•	Australian funds management businesses	11.75	% pa

•	New Zealand businesses	13.00	% pa

All economic assumptions, including future investment earnings and discount rates, were derived using the Capital Asset Pricing Model.

The value of future new business was based on a projection of 20 years of future new business allowing for:

•                            anticipated new business growth and volumes; and

•                            future margin squeeze

Other business assumptions were set relative to the experience of the business and the industry as well as management business plans.

Financial Information

1:        Cross Border Outstandings

Cross border outstandings of the Group to countries which individually represented in excess of 0.75% of the Group’s total assets are shown below.  There were no cross border outstandings to any other country exceeding 0.75% of total assets.

Cross border foreign outstandings are based on the country of domicile of the borrower or guarantor of the ultimate risk and comprise loans (including accrued interest), placements with banks, acceptances and other monetary assets denominated in currencies other than the borrower’s local currency.  For certain countries, local currency obligations are also included.  Cross border foreign outstandings are before specific and general provisions.

	Governments and other official institutions	Banks and other financial institutions	Other commercial and industrial	Total	% of Group assets
	$m	$m	$m	$m
At 30 September 2003
United Kingdom	205	1,571	2,769	4,545	2.3
USA	94	1,818	1,171	3,083	1.6
New Zealand	6	1,254	392	1,652	0.8
At 30 September 2002
United Kingdom	273	1,079	4,581	5,933	3.2
USA	29	2,456	1,705	4,190	2.3
South Korea(1)	245	1,305	171	1,721	0.9
Singapore(1)	603	388	629	1,620	0.9
France	358	349	890	1,597	0.9
Germany	370	345	797	1,512	0.8

(1)       Includes local lending in local currency

2:        Certificates of Deposit and Term Deposit Maturities

The following table shows the maturity profile of the Group’s certificates of deposit and term deposits in excess of $100,000 issued at 30 September 2003.

	Less than 3 months	Between 3 months and 6 months	Between 6 months and 12 months	After 1 year	Total
	$m	$m	$m	$m	$m
Australia
Certificates of deposit	3,979	748	399	1,903	7,029
Term deposits	13,111	838	580	163	14,692
	17,090	1,586	979	2,066	21,721

Overseas
Certificates of deposit	2,579	298	128	114	3,119
Term deposits	14,465	1,133	797	402	16,797
	17,044	1,431	925	516	19,916
Total	34,134	3,017	1,904	2,582	41,637

3:        Volume and Rate Analysis

The following table allocates changes in interest income and interest expense between changes in volume and changes in rate for the past two years.  Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.  The variance caused by the change of both volume and rate has been allocated in proportion to the relationship of the absolute dollar amounts of each change to the total.

	Volume	2003 over 2002 Change due to Rate	Total	Volume	2002 over 2001 Change due to Rate	Total
	$m	$m	$m	$m	$m	$m
Interest earning assets
Due from other financial institutions
Australia	(10)	5	(5)	(10)	(11)	(21)
New Zealand	1	(4)	(3)	(1)	(7)	(8)
Overseas markets	(9)	(12)	(21)	4	(68)	(64)
Regulatory deposits with Reserve Bank of Australia	—	—	—	—	—	—
Investments in public securities
Australia	47	(5)	42	45	(40)	5
New Zealand	17	1	18	(23)	(25)	(48)
Overseas markets	15	(19)	(4)	(4)	(28)	(32)
Loans, advances and bills discounted
Australia	949	41	990	414	(835)	(421)
New Zealand	172	42	214	71	(174)	(103)
Overseas markets	(84)	(40)	(124)	(55)	(304)	(359)
Other assets
Australia	2	86	88	(1)	(80)	(81)
New Zealand	—	23	23	15	(1)	14
Overseas markets	14	(53)	(39)	34	(131)	(97)
Intragroup assets
Overseas markets	7	(18)	(11)	(104)	(221)	(325)
Change in interest income	1,121	47	1,168	385	(1,925)	(1,540)
Intragroup elimination	(7)	18	11	104	221	325
	1,114	65	1,179	489	(1,704)	(1,215)
Interest bearing liabilities
Time deposits
Australia	205	23	228	71	(215)	(144)
New Zealand	94	20	114	29	(92)	(63)
Overseas markets	(10)	(71)	(81)	87	(328)	(241)
Savings deposits
Australia	23	11	34	34	(58)	(24)
New Zealand	4	(1)	3	8	(21)	(13)
Overseas markets	(1)	(3)	(4)	2	(2)	—
Other demand deposits
Australia	117	54	171	115	(195)	(80)
New Zealand	9	11	20	13	(17)	(4)
Overseas markets	(1)	(1)	(2)	(2)	(7)	(9)
Due to other financial institutions
Australia	1	(1)	—	28	(10)	18
New Zealand	4	2	6	1	(4)	(3)
Overseas markets	(21)	(48)	(69)	(122)	(237)	(359)
Commercial paper
Australia	64	10	74	(72)	(60)	(132)
Overseas markets	18	(33)	(15)	(71)	(130)	(201)
Borrowing corporations’ debt
Australia	28	9	37	(1)	(48)	(49)
New Zealand	21	(1)	20	9	(9)	—
Loan capital, bonds and notes
Australia	210	45	255	171	(148)	23
New Zealand	6	1	7	3	(2)	1
Overseas markets	(8)	(3)	(11)	(3)	(17)	(20)
Other liabilities
Australia	129	(18)	111	(47)	43	(4)
New Zealand	(19)	18	(1)	12	(74)	(62)
Overseas markets	(3)	(7)	(10)	(12)	(21)	(33)
Intragroup liabilities
Australia	20	(14)	6	(75)	(192)	(267)
New Zealand	(27)	10	(17)	(29)	(29)	(58)
Change in interest expense	863	13	876	149	(1,873)	(1,724)
Intragroup elimination	(7)	18	11	104	221	325
	856	31	887	253	(1,652)	(1,399)
Change in net interest income	258	34	292	236	(52)	184

4:        Concentrations of Credit Risk

Concentrations of credit risk exist if a number of counter parties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.  Off balance sheet transactions of the Group are substantially with other banks.

	2003		2002		2001
	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision
	$m	$m	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	3,829	71	3,436	16	3,500	104
Business service	2,632	4	2,120	5	2,044	7
Entertainment, leisure and tourism	2,632	23	2,465	28	2,293	27
Financial, investment and insurance	4,966	5	4,603	13	4,311	3
Government and official institutions	51	—	67	—	122	—
Lease finance	2,613	2	2,503	2	2,524	5
Manufacturing	5,366	5	4,303	7	4,034	11
Personal(2)	15,648	23	14,893	27	13,435	36
Real estate – construction	1,767	4	1,152	5	1,198	11
Real estate – mortgage(3)	69,660	11	57,049	32	49,127	13
Retail and wholesale trade	6,821	54	5,957	15	6,017	16
Other	5,335	65	3,990	61	3,850	70
	121,320	267	102,538	211	92,455	303
Overseas
Agriculture, forestry, fishing and mining	2,756	12	2,526	3	2,686	8
Business service	323	1	435	1	214	1
Entertainment, leisure and tourism	534	5	586	4	361	1
Financial, investment and insurance	1,516	5	1,561	21	2,276	26
Government and official institutions	274	—	212	—	372	27
Lease finance	609	—	844	1	936	4
Manufacturing	3,654	17	4,701	34	5,153	30
Personal(2)	1,771	19	1,848	7	1,804	18
Real estate – construction	472	1	551	1	921	9
Real estate – mortgage(3)	12,759	4	11,956	5	11,638	12
Retail and wholesale trade	1,741	9	1,648	15	2,021	18
Other	5,058	144	5,943	282	5,853	43
	31,467	217	32,811	374	34,235	197
Total portfolio	152,787	484	135,349	585	126,690	500

(1)                    Loans and advances exclude acceptances

(2)                    Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)                    Real estate mortgage includes residential and commercial property exposure.  Loans within this category are for the purchase of such properties and must be secured by property

	2000		1999
	Loans and advances(1)	Specific provision	Loans and advances(1)	Specific provision
	$m	$m	$m	$m
Australia
Agriculture, forestry, fishing and mining	4,157	34	4,288	12
Business service	2,206	6	1,717	5
Entertainment, leisure and tourism	2,062	4	2,007	25
Financial, investment and insurance	5,532	1	4,438	5
Government and official institutions	103	—	106	—
Lease finance	2,821	8	3,585	5
Manufacturing	4,236	19	3,815	19
Personal(2)	12,728	131	9,280	94
Real estate – construction	1,376	7	1,376	6
Real estate – mortgage(3)	43,912	9	35,862	48
Retail and wholesale trade	5,691	24	4,946	23
Other	4,196	17	3,835	39
	89,020	260	75,255	281
Overseas
Agriculture, forestry, fishing and mining	2,429	12	2,131	17
Business service	274	1	550	7
Entertainment, leisure and tourism	505	6	665	4
Financial, investment and insurance	1,952	128	2,214	156
Government and official institutions	627	25	750	—
Lease finance	504	—	405	1
Manufacturing	4,781	118	6,493	213
Personal(2)	1,876	16	2,304	35
Real estate – construction	820	36	753	32
Real estate – mortgage(3)	10,628	16	9,645	25
Retail and wholesale trade	1,950	35	2,010	72
Other	4,266	56	4,376	64
	30,612	449	32,296	626
Total portfolio	119,632	709	107,551	907

(1)                    Loans and advances exclude acceptances

(2)                    Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)                    Real estate mortgage includes residential and commercial property exposure.  Loans within this category are for the purchase of such properties and must be secured by property

5:        Doubtful Debts – Industry Analysis

	2003	2002	2001	2000	1999
	$m	$m	$m	$m	$m

Balance at start of year	2,081	1,886	2,082	2,302	2,220
Adjustment for exchange rate fluctuations	(98)	(28)	32	37	(79)
Bad debts written off (refer (i) below)	(640)	(697)	(834)	(539)	(382)
Charge to statement of financial performance	614	860	531	502	510
Recoveries (refer (ii) below)	61	60	75	46	33
Other(1)	—	—	—	(266)	—
Total provisions for doubtful debts	2,018	2,081	1,886	2,082	2,302

i) Total write-offs by industry
Australia
Agriculture, forestry, fishing and mining	(4)	(72)	(14)	(12)	(6)
Business service	(11)	(8)	(6)	(5)	(4)
Entertainment, leisure and tourism	(3)	(4)	(5)	(10)	(3)
Financial, investment and insurance	(9)	(8)	(7)	(3)	(28)
Lease finance	(22)	(7)	(11)	(9)	(5)
Manufacturing	(10)	(17)	(22)	(11)	(18)
Personal(2)	(177)	(237)	(292)	(133)	(67)
Real estate – construction	(10)	(12)	(13)	(5)	(8)
Real estate – mortgage(3)	(11)	(19)	(13)	(51)	(16)
Retail and wholesale trade	(42)	(47)	(97)	(28)	(19)
Other	(15)	(37)	(28)	(8)	(48)
Overseas
Other	(326)	(229)	(326)	(264)	(160)
Total write-offs	(640)	(697)	(834)	(539)	(382)

ii) Total recoveries by industry

Australia
Agriculture, forestry, fishing and mining	2	3	5	4	—
Business service	1	1	1	—	—
Entertainment, leisure and tourism	1	2	1	1	—
Financial, investment and insurance	1	—	2	4	3
Lease finance	2	2	1	2	2
Manufacturing	6	3	2	5	1
Personal(2)	24	27	30	9	8
Real estate – construction	3	2	1	1	—
Real estate – mortgage(3)	1	4	3	4	1
Retail and wholesale trade	3	3	2	2	—
Other	—	1	1	2	2
Overseas
Other	17	12	26	12	16
Total recoveries	61	60	75	46	33
Net write-offs	(579)	(637)	(759)	(493)	(349)
Ratio of net write-offs to average loans and acceptances	0.4%	0.4%	0.5%	0.4%	0.3%

(1)       2000 includes $266 million reduction from the sale of Grindlays

(2)       Personal includes non-business loans to individuals through overdrafts, personal loans, credit cards and fully drawn advances

(3)       Real estate mortgage includes residential and commercial property exposure. Loans within this category are for the purchase of such properties and must be secured by property

6:        Short Term Borrowings

The Group’s short-term borrowings comprise commercial paper, as well as unsecured notes issued by subsidiary borrowing corporations with an original term to maturity of less than one year.  The Group has commercial paper programs in the United States, where it issues paper through ANZ (Delaware) Inc., and in Europe and Asia, where the Group issues paper direct.

	2003	2002	2001
	$m	$m	$m

Balance at end of year
Commercial paper – ANZ (Delaware) Inc.	6,981	1,654	4,059
Commercial paper – other	5,458	3,963	5,043
Unsecured notes	—	12	28
Weighted average interest rate at end of year
Commercial paper – ANZ (Delaware) Inc.	1.07%	1.85%	4.67%
Commercial paper – other	4.76%	4.92%	3.78%
Unsecured notes	—	6.22%	5.69%
Maximum amount outstanding at any month end during year
Commercial paper – ANZ (Delaware) Inc.	6,988	5,541	7,096
Commercial paper – other	7,407	5,647	7,193
Unsecured notes	7	29	99
Average amount outstanding during year
Commercial paper – ANZ (Delaware) Inc.	4,740	3,641	5,408
Commercial paper – other	5,216	3,888	5,275
Unsecured notes	7	14	53
Weighted average interest rate during year
Commercial paper – ANZ (Delaware) Inc.	1.22%	2.00%	5.07%
Commercial paper – other	4.83%	4.57%	5.87%
Unsecured notes	5.85%	5.54%	5.73%

Glossary

Asia Pacific provides primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia. Excludes Institutional Financial Services and Corporate transactions.

Esanda and UDC provides motor vehicle and equipment finance, equipment operating leases and management services, fleet management services, and investment products to customers in Australia and New Zealand through its three businesses – Esanda (Australia), Esanda Fleet Partners (Australia and New Zealand) and UDC (New Zealand).

Consumer Finance provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment facilities in Australia, New Zealand and selected overseas markets.

Corporate business segment comprises corporate banking and small to medium enterprise banking in Australia. Corporate provides financial products and develops product strategies for medium sized businesses. Small to medium enterprise banking provides a full range of banking services for metropolitan based small to medium business with turnover up to $10 million.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

ING Australia (INGA) is a joint venture between the Group and the ING Group, providing integrated manufacture and distribution of wealth creation, management and protection products and services aligned to the Groups distribution and the open market. The INGA segment result for 2002 includes seven months ANZ Funds Management result (to 1 May 2002).

Institutional Financial Services comprises Institutional Banking, Transaction Services, Foreign Exchange, Capital Markets, Structured Finance International, and Corporate Financing and Advisory.

Mortgages provides mortgage finance secured by residential real estate in Australia and New Zealand.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, which are referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets. Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases on impaired assets) less recoveries.

New Zealand banking provides a full range of banking services, including wealth management, for personal, small business and corporate customers in New Zealand through branches, call centres, relationship managers and on-line banking. New Zealand Banking excludes Mortgages, Consumer Finance and UDC. New Zealand geography (page 53) includes all ANZ operations in New Zealand.

Operating expenses exclude charge for doubtful debts.

Operations, Technology & Shared Services is the Group’s core support unit and is responsible for the Group’s global technical platforms, development and maintenance of business applications, the Group’s payments business and the provisions of other essential shared services to the Group, including property, Human Resources operations services, procurement and outsourcing.

Overseas includes the results of all operations outside Australia.

Overseas markets includes the results of operations in the UK, Europe, Asia, Pacific and Americas. The Group’s geographic segments are Australia, New Zealand and Overseas markets.

Personal Banking Australia comprises personal distribution and banking products. Personal distribution provides a full range of banking and financial planning services to personal customers across Australia, and to small business and agricultural customers in rural Australia. Banking Products manufactures deposit, transaction accounts and margin lending products. In addition, the business manage ANZ’s direct channels covering Phone Banking, ATMs and Internet Banking.

Service transfer pricing is in use throughout the Group, whereby business and support units recover the cost of services provided to other units. The basis of pricing for internal services varies from cost recovery, to market equivalent. There are some head office costs which are not recharged.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes).

Treasury is the banker to all Group businesses. Treasury provides cash flow support, ensures liquidity, manages interest rate risk and provides capital to the Group businesses.

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit and guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-accrual.

Alphabetical Index

Accounting Policies
Associates
Auditors’ Report
Average Balance Sheet and Related Interest
Bonds and Notes
Capital Adequacy
Certificates of Deposit and Term Deposit Maturities
Commitments
Concentrations of Credit Risk
Contingent Liabilities, Contingent Assets and Credit Related Commitments
Controlled Entities
Critical Accounting Policies
Cross Border Outstandings
Customers’ Liabilities for Acceptances
Deferred Tax Assets
Deposits and Other Borrowings
Derivative Financial Instruments
Directors’ Declaration
Dividends
Doubtful Debts – Industry Analysis
Due from Other Financial Institutions
Due to Other Financial Institutions
Earnings Per Ordinary Share
Employee Share and Option Plans
Equity Instruments Issued to Employees
Events Since the End of the Financial Year
Exchange Rates
Expenses
Fiduciary Activities
Glossary
Goodwill
Impaired Assets
Income
Income Tax Expense
Income Tax Liabilities
Interest Sensitivity Gap
Interest Spreads and Net Interest Average Margins
Interests in Joint Venture Entities
Investment Securities
Life Insurance
Liquid Assets
Loan Capital
Market Risk
Net Fair Value of Financial Instruments
Net Loans and Advances
Notes to the Financial Statements
Notes to the Statements of Cash Flows
Other Assets
Outside Equity Interests
Payables and Other Liabilities
Premises and Equipment
Provisions
Provisions for Doubtful Debts
Regulatory Deposits
Related Party Disclosures
Remuneration of Auditors
Remuneration of Directors
Remuneration of Executives
Securitisation
Segment Analysis
Share Capital
Shares in Controlled Entities, Associates and Joint Venture Entities
Short Term Borrowings
Statements of Cash Flows
Statements of Changes in Shareholders’ Equity
Statements of Financial Performance
Statements of Financial Position
Superannuation Commitments
Trading Securities
US GAAP Reconciliation
Volume and Rate Analysis

This page has been left blank intentionally

Australia and New Zealand Banking Group Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Australia and New Zealand Banking Group Limited

Level l6, 100 Queen Street Melbourne,

Victoria 3000 Australia

The principal activities of the Group during the year were general banking, mortgage lending, life insurance, leasing, hire purchase and general finance, international and investment banking, investment and portfolio management and advisory services, nominee and custodian services and executor and trustee services.

The number of employees (full time equivalents) as at 30 September 2003 was 23,137.

Australia and New Zealand

Banking Group Limited

ABN 11005 357 522

www.anz.com

Notice of Meeting and Information for Shareholders	Notice of Annual General Meeting 2003

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Notice of Meeting

Notice is given that the thirty fifth Annual General Meeting of Australia and New Zealand Banking Group Limited will be held at the Brisbane Convention and Exhibition Centre Cnr Merivale and Glenelg Streets, Southbank, Brisbane, Queensland on Friday, 19 December 2003 at 10:00am Brisbane time.

Ordinary Business

1         Annual Reports

To consider the Annual Report, Financial Statements and the Reports of the Directors and of the Auditors for the year ended 30 September 2003.

2         Election of Directors

(a)       To re-elect a director –
Mr J C Dahlsen

Mr Dahlsen retires in accordance with the Company’s Constitution, and being eligible, offers himself for re-election.

(b)      To re-elect a director –
Mr C B Goode (Chairman)

Mr Goode retires in accordance with the Company’s Constitution, and being eligible, offers himself for re-election.

(c)       To elect a director –
Ms J I Buckland

Ms Buckland, being eligible, offers herself for election.

Entitlement to Attend and Vote

The Board has determined that, for the purposes of the meeting (including voting at the meeting), members are those persons who are the registered holders of shares at 7.00 pm (Sydney time) on 17 December 2003.

Voting by Proxy

A member who is entitled to attend and cast a vote at the Meeting may appoint a proxy.

A proxy need not be a member.

A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

The following addresses are specified for the purposes of receipt of proxy appointments:

Australia

ANZ Share Registry	ANZ Share Registry
GPO Box 242	12/565 Bourke Street
Melbourne	Melbourne
Victoria 3001	Victoria 3000
Australia	Australia

United Kingdom	New Zealand

ANZ Share Registry	ANZ Share Registry
PO Box 82	Private Bag 92119
The Pavilions	Auckland 1020
Bridgewater Road	New Zealand
Bristol BS99 7NH
United Kingdom

Proxies may be sent by fax to facsimile number (61 3) 9473 2555.

To be effective, the instrument by which a proxy is appointed by a member and, if the instrument is signed by the member’s attorney, the authority under which the instrument is signed or a certified copy of the authority must be received by the Company at least 48 hours before the meeting.

Members may also submit their proxy instructions electronically with the ANZ Share Registry by visiting www.anz.com and following the prompts and instructions.

For more information concerning the appointment of proxies and the addresses to which proxy forms may be sent, please refer to the reverse side of the proxy form.

Voting by Attorney

A member may appoint an attorney to vote on his/her behalf. For an appointment to be effective for the meeting, the instrument effecting the appointment (or a certified copy of it) must be received by the Company at its registered address or one of the addresses listed above for the receipt of proxy appointments at least 48 hours before the meeting.

Corporate Representatives

A corporation, which is a member, may appoint an individual to act as its representative at the meeting. The appointment must comply with the requirements of section 250D of the Corporations Act.  The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless it has previously been given to the Company.

By Order of the Board

/s/ Tim L’Estrange

Tim L’Estrange
Secretary
Melbourne
18 November 2003

Explanatory Notes

Item 2 Election of Directors

Mr Goode and Mr Dahlsen retire by rotation. Each of these directors offers himself for re-election.  Ms Buckland has also been nominated for election as a director.

Although 3 candidates are standing for election to the office of director, a maximum of 2 candidates may be elected in accordance with the Company’s constitution. As the number of candidates exceeds the number of positions available, it is proposed that this item will be decided by a poll (rather than by a show of hands).

The order of candidates on the Notice of Meeting and the Proxy Form has been determined by ballot drawn by the Company’s auditor.

Because Mr Goode, Chairman of the Board, is standing for re-election, it is proposed that Dr B W Scott (or another director other than Mr Goode or Mr Dahlsen) will chair the meeting for this item of business. Dr Scott intends (subject to the instructions on how to complete the proxy form) to vote undirected proxies “For” the re-election of Mr Goode and Mr Dahlsen, and “Against” the election of Ms Buckland.

Candidates for election and re-election as directors:

Mr Dahlsen

Mr J C Dahlsen

LLB, MBA (Melb)

Company Director

Director since May 1985

The Board endorses the re-election of Mr Dahlsen as a director.

Mr Goode

Mr C B Goode

B Com (Hons) (Melb), (MBA Colombia University, New York), Hon LLD (Melb), Hon LLD (Monash)

Company Director

Director since September 1991

Appointed Chairman August 1995

The Board endorses the re-election of Mr Goode as a director.

Ms Buckland

Ms J I Buckland

Master of Industrial Relations & Human Resource Management (Sydney) Dip. Financial Planning DFP1, DFP2 (Deakin)

The Board does not endorse the election of Ms Buckland as a director.

Mr J C Dahlsen

LLB, MBA (Melb)

Independent Non-Executive Director

Solicitor and Company Director

Director since May 1985.  Mr Dahlsen is Chairman of the Audit Committee and a member of the Nominations and Corporate Governance Committee. Mr Dahlsen is a former consultant to and partner of the legal firm Corrs Chambers Westgarth. He is a Chairman of Southern Cross Broadcasting (Australia) Ltd, Director of The Smith Family, J. C. Dahlsen Pty Ltd Group and the Warehouse Group Ltd of New Zealand.  Former Chairman of Woolworths Ltd, Melbourne Business School Ltd, The Herald and Weekly Times Ltd and Deputy Chairman Myer Emporium Ltd.

Lives in Melbourne. Age 68.

The skills and expertise that Mr Dahlsen has developed in his legal career together with his experience in the media, not-for-profit, banking, retail and small business sectors ensure that he brings an understanding of the law and business to his role as a non-executive director.

Mr C B Goode AC

B Com (Hons) (Melb), MBA (Columbia University, New York), Hon LLD (Melb), Hon LLD (Monash)

Chairman

Independent Non-Executive Director

Company Director

After 28 years in the finance industry Mr Goode became a professional non-executive director in 1989. He became a director of Australia and New Zealand Banking Group Limited in July 1991 and was, appointed Chairman August 1995. Mr Goode is ex-officio member of all board committees. Mr Goode is Chairman of Woodside Petroleum Ltd, Australian United Investment Company Ltd, Diversified United Investment Ltd and a Director of Singapore Airlines Limited.

Lives in Melbourne. Age 65.

Mr Goode brings relevant skills and significant experience in the finance industry and as a professional non-executive director, to his role as Chairman of the Board.

Ms J I Buckland

Master of Industrial Relations & Human Resource Management (Sydney) Dip. Financial Planning DFP1, DFP2 (Deakin)

Branch Manager – Padstow, NSW

Ms Buckland has been an employee of ANZ since 1975 and has worked in a range of customer service and retail banking roles in Newcastle, Canberra and Sydney. Ms Buckland is also the honorary National President of the Finance Sector Union, a role she has held since 1997, as well as being a delegate to the ACTU’s national congress and the Labour Council of NSW. Ms Buckland is married and has a seven-year-old daughter. Ms Buckland does not hold any other directorships, allowing her to focus solely on ANZ.

Lives in Sydney. Age 47.

Ms Buckland believes she would bring to the Board the first hand experience of a loyal staff member who witnesses daily the ANZ customer experience, and that her 27 years frontline experience would make her an invaluable addition to the Board, where she would seek to advance strategies that improve customer service and growth for ANZ through improved employment practices and the empowerment of staff.

Statement on behalf of Ms J I Buckland distributed by the Company pursuant to a requisition by shareholders in accordance with Section 249P of the Corporations Act.

The long term sustainability of shareholder wealth at ANZ relies upon an effective alliance between all stakeholders – shareholders, customers, staff and the community. We can achieve this at ANZ through better cooperation, better training, better support and better understanding of the needs of each group. If you share my vision for an ANZ that delivers for all stakeholders and has us all working towards the same goals, then elect me to the Board.

As a shareholder, employee and customer of ANZ I have first hand appreciation of the issues confronting all major stakeholders of the business and I will work hard to truly deliver a leading financial institution trusted by our community.

It is not enough to talk about stakeholder needs through carefully messaged publications. It is necessary to work with and experience first hand the issues confronting ANZ stakeholders on a daily basis. It is this experience that will be of benefit on the ANZ Board. My election to the Board will ensure that all stakeholders’ needs are represented.

Many of the communities which the ANZ is established to serve have in my view been let down by branch closures, service cut-backs and fee increases instituted in recent years. Both customers and staff of the bank are affected by these measures in their financial wellbeing and in the trust and confidence they place in the bank.  The long term health of the business, and your investment in ANZ, depend on these measures being reversed.

To commence the process of re-establishing that trust, the bank needs to do more to enhance customer service. To do this it must first understand and address the issues impacting on service delivery and particularly on the staff delivering the service.

My objective as a director of ANZ will be to implement continuous improvement in the Board strategies with respect to –

•         staffing levels

•         professional training

•         sales targets

•         workplace health and safety

•         employment terms, conditions and remuneration.

My objective in improving strategies in these matters is to enhance staff performance and morale and the delivery of high quality customer service so as to improve the Bank’s financial performance for the benefit of all stakeholders.

The language of Contact 03 Shareholder Update including ‘Breakout culture change’ and ‘Restoring Customer Faith programs’ promotes values and goals that should be pursued, but they do not necessarily equate to the daily experiences of staff and customers.(1)

We can improve customer service through improved employment practices and the empowerment of staff. In my view the staff, customers and shareholders will benefit from representation on the Board of an experienced staff member. I bring the first hand experience of a frontline staff member who witnesses daily the customer service experience.  With this experience, I can bridge the gap between the board and the branch.

I joined the ANZ in 1975 and have worked in Newcastle, Canberra and Sydney. I am currently a Branch Manager delivering 12% growth in sales, recording the highest growth in my district, exceeding the national average and the highest customer satisfaction rating in my district in the last half year, all with low staff absenteeism and turnover.

My commitment to customer service is underpinned by the need to create a better place to work for ANZ employees. I am the National President of the FSU. I hold a Masters Degree of Industrial Relations and Human Resources Management.

27 years of loyal and dedicated service has provided me with a vast knowledge and understanding of the needs of staff, customers, shareholders and the community. This experience and empathy will be a benefit on the ANZ Board.

If you share my concerns about the need to enhance customer service, build a better place to work, win the confidence of the community and grow the ANZ business then support my election at the forthcoming AGM.

Alternatively, you can nominate the FSU to act as your proxy for voting at the ANZ Annual General Meeting by inserting the name of Mr. A. Beck on the proxy form and giving directions on how to use your vote on each resolution. Once signed you can return your proxy form to FSU, GPO Box 9893, Melbourne, Vic. 3001 by 12 December 2003 or return it in accordance with the instructions.

For further information about how FSU will exercise any undirected proxy votes, please visit the Sharepower website www.sharepower.org.au

Joy Buckland

October 2003

(1)           Contact 03 Shareholder Update ANZ, Chief Executives Overview p.03 published on ANZ website at www.anz.com

AGM Location Brisbane Convention and Exhibition Centre Cnr Merivale and Glenelg Streets, Southbank, Brisbane, Queensland

Macquarie Equities World
Champions Conference

Peter Hawkins

Group Managing Director, Group Strategic Development

Australia and New Zealand Banking Group Limited

November 2003

1.	ANZ 2003 Results

2.	NBNZ Acquisition

3.	Group strategy

Important Notice:

Nothing in this document constitutes an offer of shares.

A Prospectus in respect of the entitlements offer dated 24 October 2003 was lodged with the Australian Securities & Investments Commission on that date.

Offers of shares will only be made in a copy of the Prospectus. Anyone wishing to acquire shares will need to complete the entitlement and acceptance form that will accompany the Prospectus.

2

Another Solid Result for ANZ, up 8.3%

			v Sep 02

• NPAT	$2,348	m	1.1%
• EPS	148.3	cents	0.7%

Before Significant Items

• NPAT	$2,348	m	8.3%
• EPS	148.3	cents	8.2%
• EPS (Excluding goodwill)	152.4	cents	9.2%

• Dividend	95	cents	11.8%
• Net Specific Provisions	$527	m	(27.6)%

3

Full year result driven by asset and deposit growth

Full year NPAT growth increased 8.3% with growth in net income, tight expense control, and improving credit quality being the highlights.

Net interest income

•                  strong lending growth resulted in a $454m increase in net interest income, offset by a 10 bp margin decline, which reduced net interest income by $161m.

Other income

•                  flat as a result of an under accrual of loyalty points on co-branded credit cards in prior years, higher cost of loyalty points, and sale of ANZ FM.

Expenses

•                  were once again tightly controlled across the group, increasing 2%.  Cost savings generated throughout the period were offset by a volume driven increase.

Provisioning

•                  asset quality improved with the ELP rate down offsetting volume growth, primarily in mortgages.

Tax

•                  reduction in tax rate by 0.4% due to a higher proportion of equity accounted income.

*                 Sep-02 excludes significant items

4

A specialised portfolio - efficient allocation of resources to deliver results

A specialised portfolio allows us to efficiently allocate resources to those businesses experiencing, or with the potential for growth and to reduce resources away from those businesses with lower growth prospects and/or higher risk profiles.

NPAT by business segment

	Sep 03	Sep 02	Change

Institutional Financial Services	772	715	8%

Personal Banking & Wealth	422	403	5%

Mortgages	270	247	9%

Corporate	270	242	12%

Consumer Finance	144	150	-4%

New Zealand Banking	141	131	8%

Asia Pacific	131	98	34%

Asset Finance	127	103	23%

Treasury	95	125	-24%

Full Year NPAT $m

5

Non-accrual loans continue to fall

Historic

Geographic

Gross Non-Accrual Loans

6

NBNZ Acquisition

7

NBNZ acquisition creates the leading bank in New Zealand

•                  Purchase price equivalent to A$4.915 billion (at exchange rates on 23 October 2003)

•                  ANZ and NBNZ, when combined, will create:

•                  The leading bank in New Zealand

•                  One of New Zealand’s top three companies

•                  Market leadership in all major market segments

•                  A very different acquisition:

•                  Based on customers and growth - leveraging the best of both banks

•                  NBNZ CEO Sir John Anderson invited to head the combined company

•                  The ANZ and NBNZ brands and branch networks to be maintained

•                  No change intended in the total number of branches

•                  Built on the foundation of the oldest bank and company in New Zealand

•                  Head office in Wellington with major office presence in Auckland and other cities

•                  ANZ may consider a partial minority listing on the NZ Stock Exchange post integration

•                  ANZ’s strong capital and AA-/Aa3 credit rating preserved, & NBNZ’s credit rating will be brought up to ANZ’s rating upon completion of acquisition

•                  All necessary approvals obtained, and completion expected 1 December

8

NBNZ Group has a strong track record

Strong growth in loans and advances

High asset quality – Provisioning
 charge as % of loans and advances

Declining cost-to-income ratio

Consistent growth in NPAT

Source: NBNZ Group Financial Reports

9

NBNZ purchased at attractive multiple

Price# / LTM cash earnings multiples

Price# / Net tangible assets multiples

* - Average of 10 past Australian and New Zealand transactions

# - Price used in calculating LTM cash earnings multiples and NTA multiples for the major Australian banks and the10 Australian regional banks are 30-day volume weighted average prices as at 23 October 2003

10

Estimated operating cost synergies and integration costs

Operating Cost Synergies

Estimated at ~A$110m pa (before tax)
 within 3 years

•              Expected cost synergies represent around 20% of NBNZ’s cost base

•     Cost synergies to be fully phased in by end 2006

•              Key areas of cost synergies:

•     Technology

•     Back office functions

•     Head office integration

•              Synergies reflect no net branch closures in New Zealand

•              Minimal impact in 2004

Integration Costs

Estimated at ~A$230m (before tax)
over 3 years

•              Key integration cost components:

•     Core and subsidiary IT systems integration

•     Non-branch premises integration

•              NBNZ senior management team has a strong track record in managing banking integrations

11

Managing key integration risks

Consideration		Mitigant

	•	Maintain both brands and both branch networks
Minimise Impact on customer	•	New Zealand centric retail business model leveraging NBNZ “client-facing” systems for retail, rural and SME
	•	Manageable concentration issues in corporate and institutional

People	•	Retain the best people from both organisations
	•	Maintain headcount in “client-facing” roles

	•	A common core technology platform
Technology	•	Two year integration period for core systems conversion
	•	Leverage expertise in IT integration

12

ING integration has been successful in terms of cost synergies and growth in market share

Progressive Joint Venture
Expense Savings(1)

Market share – Retail FUM

Note: 1)  Annualised 2002 total operating expenses inflated for cpl & wage growth; 2) Previous estimates were 10-15% savings from base;

13

Strategy

14

Our specialisation strategy - Monolines win, but returns more volatile. Diversification reduces risk

Independent analysis* has found that monoline specialists create greater returns than generalists.

ANZ’s response has been to create a portfolio of specialist businesses.  Whilst the returns from individual business units within the portfolio have exhibited the volatility typical of monoline specialists, volatility is reduced for the portfolio as a whole.

A portfolio of specialist businesses reduces volatility and brings:

•    Responsiveness – we believe that speed, flexibility and expert knowledge will prevail over large scale generalists

•               An Entrepreneurial approach, which encourages innovation yet brings with it accountability and ownership from business management.

The portfolio model is strengthened by ensuring that governance, risk management and group oversight are centrally controlled.

* Source – Boston Consulting Group

15

Internationally, we will reduce our US & European exposures, and seek longer term growth options in East Asia and the Pacific

ANZ’s international focus is twofold and remains clear

1.             US and Europe – REDUCE

Involving:

•     Focusing on core products and relationships

•     Reallocating capital to fund growth options

•     Returning excess capital, primarily to domestic markets

2.             East Asia/Pacific – GROW LONG TERM

Involving seeking reward whilst carefully managing the risk through:

•     Individual investments that are modest in value and low risk

•     Adopting a portfolio approach

•     Ensuring the potential for significant long term upside

•     Investments must leverage ANZ’s skills and capabilities

whilst avoiding investments that are:

•     Corporate focused

•     Require large capital investment

•     Only require ANZ’s financial resources rather than management skills

•     Unduly distracting for group management

16

Summary

A solid result in 2003

•     Cash EPS up 9.2%

•     Portfolio well positioned

•     Credit quality improving

NBNZ is a very different acquisition

•     We have purchased a quality asset with quality management

•     Focus on customers and growth

•     No change intended in total number of branches

•     Is transforming for ANZ in New Zealand ; leadership in all markets

•     Recent integration experience includes the ING JV, which is delivering on both costs and market share

Our strategy

•     A portfolio of specialist  businesses is working

•     Focus on domestic markets

•     Reduction in US & European exposures

•     Longer term, consider modest investments in East Asia/Pacific

17

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Simon Fraser

Head of Investor Relations

ph: (613) 9273 4185               fax: (613) 9273 4091              e-mail: simon.fraser@anz.com

18

Copy of presentation available on

www.anz.com

19

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 20 November 2003

ANZ completes US$ 1.1bn hybrid capital raising

ANZ today confirmed it had completed a US$1.1 billion dual-tranche hybrid tier one capital raising in the United States.

The two tranches involve US$350 million with an initial call date of 15 January 2010 at US.  Treasuries plus 100 basis points (equivalent to 4.484%) and US$750 million with an initial call date of 15 December 2013 at US Treasuries plus 118 basis points (equivalent to 5.36%).

ANZ Group Treasurer, Mr Michael Dontschuk said the two tranches completed the hybrid capital raising foreshadowed in the Rights Issue Prospectus.

“The deal was an outstanding success and was supported by a large number of US investors,” Mr Dontschuk said.

The capital raising will be used as part of the funding for the acquisition of The National Bank of New Zealand from Lloyds TSB and in redemption of the trust units exchangeable for preference shares (TrUEPrS) Series 1 (September 1998) and Series 2 (November 1998).

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Group Media Relations	Senior Manager Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4282 or 0417-379 170
email: paul.edwards@anz.com	email: higgins@anz.com

This media release does not constitute an offer of any securities for sale in any jurisdiction.  The securities have not been and will not be registered under the U.S. Securities Act of 1933 or the securities laws of any state of the United States and may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Company Secretary’s Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com
21 November 2003

Company Announcements

Australian Stock Exchange

Level 10

20 Bond Street

Sydney NSW 2000

Australia and New Zealand Banking Group Limited Final Dividend 2003 - Dividend Reinvestment Plan Price and Bonus Option Plan Price

ANZ Directors declared the Final Dividend of 51 cents on 17 November 2003. The dividend is payable on 19 December 2003 to holders of fully paid ordinary shares registered in the books of the Company at the close of business on 13 November 2003.

The price set for reinvestment of dividends under the ANZ Dividend Reinvestment Plan and Bonus Option Plan is $16.61 being the volume weighted average of the ANZ share price in the five days following the Record Date.

Yours faithfully

Timothy I L’Estrange
Company Secretary
Australia and New Zealand Banking Group Limited

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For release: 28 November 2003

ANZ Renouceable Rights Issue

ANZ today confirmed it had completed its $3.6 billion Renounceable Rights Issue following an overnight book build to sell a residual of approximately 15 million non-subscribed rights.

The book build placed the rights of eligible shareholders who chose not to accept or trade their rights.

The non-subscribed rights were sold through an institutional book build process after the market closed yesterday. The process was well supported by both domestic and international investors with a final clearing price of $16.60 per share.

Non-subscribing shareholders will receive approximately $3.60 (less sale expenses) for each of their rights, which compares with the volume weighted average price for the rights during the trading period of $3.53.

For media enquiries, contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655-550
Email: paul.edwards@anz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	Garry White
Assistant Company Secretary
(Signature)*

Date 24 October 2003

* Print the name and title of the signing officer under his signature.